As filed with the Securities and Exchange Commission on August 27, 2010
Registration No. 333-164915
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 4
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Fallbrook Technologies Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3714	20-1027116
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9444 Waples Street, Suite 410
San Diego, California 92121
(858) 623-9557
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William G. Klehm III
Chairman and Chief Executive Officer
Fallbrook Technologies Inc.
9444 Waples Street, Suite 410
San Diego, California 92121
(858) 623-9557
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

with copies to:

Craig S. Andrews, Esq.	Kevin Morris, Esq.
Matthew W. Leivo, Esq.	Daniel P. Raglan, Esq.
C. Christopher Shoff, Esq.	Torys LLP
DLA Piper LLP (US)	237 Park Avenue
4365 Executive Drive, Suite 1100	New York, New York 10017
San Diego, California 92121	(212) 880-6000
(858) 677-1400

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 27, 2010

          Shares

Fallbrook Technologies Inc.

Common Stock

This is Fallbrook Technologies Inc.’s initial public offering. We are selling           shares of our common stock.

We expect the public offering price to be between $      and $      per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the           under the symbol “          ”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Underwriting
	Initial Public	Discounts and	Proceeds to Us,
	Offering Price	Commissions	Before Expenses

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters a 30-day option to purchase up to a maximum of           additional shares of common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotment of shares, if any.

Delivery of the shares of common stock will be made on or about          , 2010.

CIBC	Mackie Research Capital

Prospectus dated          , 2010

Electric Vehicles
Application in Development (planned for 2013)

Lawn Care Equipment
Application in Development (planned for 2012)

Small Wind Turbines
Application in Development (planned for 2011)

Automotive Accessory Drives
Application in Development (planned for 2011)

Bicycles
Commercial Application

NuVinci

FALLBROOK®
TECHNOLOGIES

Enabling Energy Efficient Applications.

Electric Vehicles Application in Development Small Wind Turbines Application in Development Lawn Care Equipment Application in Development Automotive Accessory Drives Application in Development Bicycles Commercial Application NuVinci FALLBROOK TECHNOLOGIES Enabling Energy Efficient Applications.

You should rely only on the information contained in this prospectus and any free writing prospectus we provide to you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell securities.

i

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including the information under “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus. Unless the context otherwise requires, the terms “we,” “us,” “our,” “Company,” “Fallbrook” and “Fallbrook Technologies” refer to Fallbrook Technologies Inc. and its wholly-owned subsidiary, Fallbrook Technologies International Co.

Overview

Fallbrook Technologies

We are a company that has developed and that markets, manufactures and distributes a patented technology, sold under the “NuVinci” brand. We have operations in California and Texas, as well as contract manufacturing capability in China. Our technology, which is currently only commercially available for bicycles, consists of a new type of continuously variable transmission (CVT) that we believe can be used in a wide variety of end market applications. A transmission is a mechanical device that provides speed and torque conversion from a rotating power source using gear ratios, or speeds. A CVT is a transmission that effectively has an infinite number of gear ratios, or speeds, between its lowest and highest speeds. Our NuVinci technology is designed to improve the overall efficiency and performance of vehicles and equipment that operate at various speeds, such as bicycles, automobile accessories, wind turbines and lawn mowers. Our NuVinci technology provides a smooth, continuous progression from one speed to another through its range with no breaks or jerks, allowing the transmission output speed to change, while the engine or motor speed stays at its speed of peak efficiency or power.

We sell or plan to sell our products directly to vehicle and equipment manufacturers and aftermarket products distributors. In some end markets, we license our products to other companies to manufacture and sell in their respective industries, from which we derive licensing fees or royalties on the sales of their products. In other end markets, we intend to enter joint ventures with development partners that would manufacture and market our products. We anticipate that we will share in the sales of such products. We also provide engineering and support services to vehicle and equipment manufacturers to help them implement our technology in their products.

Our technology is currently available in the global market for bicycle transmissions, through bicycle manufacturers, aftermarket equipment distributors and retailers, where it has been used to replace the rear wheel gear changing assembly, or derailleur, and is currently the only commercially available CVT for bicycles. We are also currently developing applications of our core technology for a number of other target end markets that we believe, based on our research, have near-term commercial potential. These include alternators, air conditioning compressors, power steering pumps and superchargers for the automotive accessory drive market where the CVT will allow the accessory to operate at a constant speed regardless of the varying engine speed, and primary transmissions for the electric vehicle, small wind turbine and lawn care equipment markets where the CVT will provide variable drive speed to the wind turbines or vehicles.

To date, we have primarily been an early stage development company focused on the development of our core technology and formation of initial commercial partnerships. We have raised approximately $62 million in financing to develop and patent our core technology, design and produce prototypes to test the application of our technology in products for our customers and develop the operational capabilities needed to support targeted sales of our products. We have developed a patent portfolio covering our core technology and end market applications of our technology that includes over 365 patents and pending applications around the world. We have established a sales presence in Europe, where we have a branch office for sales and customer support. We also have a contract manufacturing relationship with a manufacturer in China and have begun establishing an office in Shanghai to oversee the activities of that manufacturer and support exploration of other opportunities in China. We currently plan to expand our sales efforts to support increased sales in 2010 and 2011. In 2009, we earned $1,044,000 in total revenues from products sales and services at a total net loss of $17,226,000. During the six months ended June 30, 2010, we earned $460,000 in total revenues from product sales and services and had a total net loss of $6,726,000.

Our Strengths

In the end market applications we are focused on, we believe based on our knowledge and research of industry literature and internal testing, our NuVinci technology provides many advantages over existing transmission technology and addresses the limitations of other currently available CVTs by offering the following:

•	Improved efficiency and performance;

•	Adaptable platform technology; and

•	Simple, durable and cost-effective design.

To date, we have invested significant resources developing applications for a selected set of end market applications that we believe offer the most attractive competitive advantages and potential for economic returns.

Markets

The applications for our NuVinci technology in each end market are at different stages of development and have different economic prospects. While we have spent several years developing our core technology, our past experience in launching our bicycle product and developing other products to date indicates that the product development process to apply our core technology to each of our target end market applications takes from 18 to 34 months from start to finish, depending on the complexity of the particular application. The key steps of the development cycle, which are discussed further below, include product design, prototyping and testing, production design validation, manufacturing tooling and process development, including supplier development, and manufacturing launch. Our technology is already being used in the bicycle market and we anticipate that we or our licensee will launch products in the automotive accessory drives and small wind turbines markets in 2011, in the lawn care equipment market in 2012 and in the electric vehicles market in 2013. We expect, in some cases with the assistance of licensees or joint venture partners, to fund the completion of the development of these end market applications through manufacturing launch with the net proceeds of this offering and our existing cash and cash equivalents.

Investment in Technology and Patents

As of August 25, 2010, we had raised approximately $62 million in financing to develop and commercialize our technology. In December 2008, we closed our largest financing round of $25 million from a consortium of private investors and two venture capital firms, NGEN Partners and Dutch investment firm Robeco, that are significantly involved in the cleantech sector — a market segment dedicated to reducing adverse environmental impact. Robeco is a wholly-owned subsidiary of Rabobank Group. This investment followed three previous private investment rounds. In August 2010, we closed a private financing round of $6 million to support our continued operations.

We have developed a patent portfolio covering our core technology as well as individual applications of it that, as of July 31, 2010, consisted of 95 U.S. patents, 52 U.S. pending patent applications, 81 foreign issued patents (including validated countries) and 137 pending foreign patent applications, the oldest of which will expire at the end of its 20-year term in 2018. Other patents, which were all filed since the oldest, will expire 20 years after their respective filing dates. Each of our foreign patents and applications originate from patents and applications filed in the U.S. and therefore are directed to the same or similar products and will expire at the same time as their respective U.S. counterpart. Our patent applications in the U.S. usually are granted as patents within about 3 years from filing, where in foreign countries it is usually longer, and often as long as 5-7 years. Our U.S. patent portfolio was ranked as the #1 patent portfolio in the automotive and transportation industry by The Patent Scorecardtm as reported in the Wall Street Journal on January 13, 2009. While this ranking was developed by an independent third party, such rankings are inherently subjective and therefore do not guarantee or provide any indication of success in protecting our products in the various marketplaces around the world. Further information regarding our patents can be found in the Business Section of this Prospectus.

Our NuVinci technology has also won several key industry awards including:

•	R&D Magazine’s 2007 R&D 100 Award as one of the 100 most technically significant new products of 2007;

•	Popular Science’s “Best of What’s New, Grand Award 2007”;

•	The Dutch bicycle industry’s 2007 FietsVak “Innovation of the Year” award honoring the year’s best new bicycle product;

•	2008 iF Design EUROBIKE Gold Award, one of ten Gold Awards awarded by iF International Forum Design, honoring the best in bicycle design; and

•	The Guardian/Cleantech Group’s 2009 Global Cleantech 100 Award.

Our Growth Strategy

Our goal is to use our transmission and engineering expertise, commercial relationships and management team to identify and introduce a number of NuVinci applications into specific end markets. As we commercialize these applications, we will consider other end market applications for future development and launch that we believe would be well-suited to our NuVinci technology. We currently believe products such as automotive driveline transmissions, industrial equipment, and auxiliary power units may provide such opportunities and we are conducting preliminary market and product research and analysis on the potential opportunities represented by these end markets.

We intend to pursue the following strategies to attain this goal:

•	Expand current markets through continued development and marketing;

•	Pursue new markets where NuVinci technology has a clear competitive advantage;

•	Leverage proven commercialization capabilities from the bicycle market into other markets;

•	Establish relationships with industry leaders to adapt and commercialize our products;

•	Pursue a flexible approach to manufacturing through the use of contract manufacturers or licensees; and

•	Continue to invest in our NuVinci technology in order to develop additional applications and proprietary technologies that support a competitive advantage.

Our Management

Our senior management team is comprised of industry veterans. Our chief executive officer has over 20 years of automotive experience with multiple management positions in the automotive business. Our chief operating officer has over 30 years of automotive experience in operations, engineering and sales both domestically and internationally. Our chief technology officer previously headed the drivetrain group at the Southwest Research Institute in San Antonio, Texas, and has over 21 years of automotive and engineering experience. Our president of the bicycle division has over 20 years of sales, product development and business development experience in the automotive industry.

Recent Developments

On April 23, 2010, we executed a non-binding memorandum of understanding with Chengdu Bus Company (Chengdu) in Chengdu, China, which is located in the Sichuan province. The non-binding memorandum states that the two companies intend to enter an agreement for the development of a continuously variable accessory drive for application in Chengdu’s buses, which we currently believe will be an air conditioner or alternator application.

On June 4, 2010, we entered a non-binding memorandum of understanding with a leading manufacturer of power steering pumps for commercial vehicles under which the parties agreed to review certain accessory drive applications to identify a target application and negotiate a joint development agreement for the development of a commercial product for that accessory drive application.

In June 2010, we launched the production of our second generation bicycle product, the N360, and shipped our first production units to customers in July 2010.

On August 26, 2010, we entered a non-binding memorandum of understanding with TEAM Industries, Inc. under which we mutually agreed to negotiate a joint venture for the manufacture of NuVinci CVTs for small residential and recreational vehicles including all-terrain vehicles and utility vehicles as well as low speed vehicles and neighborhood electric vehicles.

On August 26, 2010 we entered a non-binding memorandum of understanding with Shentong Automotive Decoration Co., which is located in Ningbo near Shanghai, China. Under the memorandum, we agreed to negotiate a joint venture for the manufacture of driveline transmissions for electric passenger cars.

Risks Related to Our Business

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties summarized below, the risks described under “Risk Factors,” the other information contained in this prospectus and our consolidated financial statements and the related notes before you decide whether to purchase our common stock.

•	Our patents and other protective measures may not adequately protect our proprietary intellectual property;

•	It is difficult to evaluate our future prospects, as several of our products are still under development and we have a limited operating history with limited revenue generation to date;

•	If the applications that we develop for our technology fail to gain market acceptance and adequate market share, our business will be adversely affected;

•	Since our inception, we have never been profitable and we may be unable to achieve or sustain profitability;

•	We use single suppliers for several components specifically qualified for use in our CVT products. If any of these suppliers become unable or unwilling to provide their respective components, we would be forced to qualify, over a period of two to three months, a different component from another manufacturer for use in our products, which would adversely impact our or our licensee’s ability to deliver products to customers;

•	If we do not continue to form and maintain economic arrangements with original equipment manufacturers, or OEMs, to incorporate our technology into their products such that we derive revenue from licensing and royalties on product sales, our profitability will be impaired;

•	Our ability to sell our products to our direct, OEM and tier one supplier customers depends in part on the quality of our engineering and customization capabilities. If we fail to offer high quality engineering support and services, our sales and operating results will be materially adversely affected; and

•	The state of the economy affects each of our target end markets and a material downturn in the economy will have a materially adverse effect on these markets.

These risks and other risks described under “Risk Factors” could materially adversely affect our business, financial condition and results of operations.

Company Information

We were originally formed on December 11, 2000 as Motion Systems Technologies, LLC, which was subsequently converted into Fallbrook Technologies Inc., a Delaware corporation, on April 13, 2004.

Immediately prior to the closing of this offering, all of our outstanding shares of preferred stock will be converted into shares of our common stock. See “Conversion of Preferred Stock into Common Stock.” Following this offering, we will have one class of authorized common stock outstanding and no preferred stock outstanding.

Our corporate headquarters are located at 9444 Waples Street, Suite 410, San Diego, California 92121. The telephone number of our corporate headquarters is (858) 623-9557. Our website is www.fallbrooktech.com. The information on, or that may be accessed through, our website is not a part of this prospectus.

Trademarks, Trade Names and Service Marks

“Fallbrook Technologies,” “NuVinci,” “CruiseController” and related trademarks, trade names and service marks of Fallbrook Technologies appearing in this prospectus are the property of Fallbrook Technologies. Solely for convenience, our trademarks referred to in this prospectus may appear without the® or tm symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks.

Industry and Market Data

Market data, industry statistics, forecasts and other statistical information used throughout this prospectus are based on independent industry publications (including CSM Worldwide’s Global Light Vehicle and Medium/Heavy Production Forecast — March 2010 and the 2009 AWEA Small Wind Turbine Global Market Study, for example), government publications, reports by market research firms and other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys and data or independent sources listed above. Although we believe these sources are credible, we have not independently verified the information obtained from these sources.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering(1)	shares

Over-allotment option	We have granted to the underwriters an option, exercisable upon notice to us, to purchase up to additional shares of common stock at the offering price to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including the repayment of indebtedness. See “Use of Proceeds” on page 25 of this prospectus for more information.

Risk factors	You should read the information set forth under “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Dividend policy	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Stock exchange symbol	‘‘ ”.

(1)	The number of shares to be outstanding after this offering does not reflect shares of common stock reserved or issuable pursuant to our 2010 Stock Plan, shares of common stock issuable upon exercise of outstanding options under our 2004 Stock Plan, an outstanding warrant held by the Jacobs Family Trust to purchase 3,100,753 shares of our common stock and up to 650,000 shares of common stock issuable pursuant to contingent warrants that may be granted upon achievement of certain performance milestones. After the effective date of the 2010 Stock Plan, we will grant no further stock options or other awards under the 2004 Stock Plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the conversion, immediately prior to the closing of this offering, of all of our outstanding shares of preferred stock into shares of our common stock;

•	the issuance of shares of our common stock upon the exercise of warrants that would otherwise expire immediately prior to the closing of the offering;

•	no exercise by the underwriters of their option to purchase up to additional shares from us; and

•	an initial public offering price of $ per share, the midpoint of the estimated public offering price range set forth on the cover page of the prospectus.

Summary Consolidated Financial Data

We derived the summary consolidated statement of operations data and consolidated statement of cash flows data for the years ended December 31, 2007 and 2008, as restated (see Note 16 to our audited consolidated financial statements), and December 31, 2009, and the summary consolidated balance sheet data as of December 31, 2008, as restated (see Note 16 to our audited consolidated financial statements), and December 31, 2009, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated balance sheet data as of December 31, 2007, as restated (see Note 16 to our audited consolidated financial statements), from our audited consolidated financial statements, which are not included in this prospectus. We derived the summary consolidated statement of operations data and summary consolidated statement of cash flows data for the six months ended June 30, 2009 and 2010 and the summary consolidated balance sheet data as of June 30, 2010 from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

We have prepared the unaudited consolidated interim financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments necessary to present fairly, in all material respects, our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

You should read the summary historical financial data below together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other financial information included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

				Six Months Ended
	Year Ended December 31,			June 30,
	2007(1)	2008(1)	2009	2009	2010
	($ in thousands)

Revenues	$714	$2,283	$1,044	$672	$460
Cost of revenues	1,892	2,048	7,260	2,129	521
Gross (loss) profit	(1,178)	235	(6,216)	(1,457)	(61)
Operating expenses	5,827	10,321	10,523	4,988	6,614
Operating loss	(7,005)	(10,086)	(16,739)	(6,445)	(6,675)
Other income (expense)	447	(470)	(487)	15	(51)

Net loss	$(6,558)	$(10,556)	$(17,226)	$(6,430)	$(6,726)

Consolidated Balance Sheet Data:

				As of
	As of December 31,			June 30,
	2007(1)	2008(2)	2009	2010
	($ in thousands)

Cash and cash equivalents(3)	$8,043	$14,565	$9,213	$1,542
Total assets	10,855	25,314	13,526	9,290
Total liabilities	2,158	3,171	3,813	6,019
Total equity	8,697	22,143	9,713	3,271

Consolidated Statement of Cash Flows Data:

				Six Months Ended
	Year Ended December 31,			June 30,
	2007(1)	2008(2)	2009	2009	2010
	($ in thousands)

Net cash (used in) provided by:
Operating activities	$(5,860)	$(9,496)	$(12,118)	$(6,472)	$(5,960)
Investing activities	8,073	(7,271)	2,954	(6,551)	(305)
Financing activities	2,612	23,289	3,812	(5)	(1,404)
Effect of exchange rate changes on cash	–	–	–	–	(2)

Net change in cash	$4,825	$6,522	$(5,352)	$(13,028)	$(7,671)

(1)	On January 3, 2007, we formed a wholly-owned subsidiary, Viryd Technologies Inc. (Viryd), a Delaware corporation. On December 18, 2008, we completed a spin-off of our ownership of Viryd through a pro rata distribution of shares to our stockholders. The 2007 and 2008 consolidated financial statements include the accounts of the Fallbrook Technologies Inc. and Viryd through December 18, 2008. All intercompany transactions through December 18, 2008 have been eliminated.

(2)	On December 18, 2008, we sold an aggregate of 63,607,402 shares of our Series D convertible preferred stock at a purchase price of $0.3992 per share for a total of $25.4 million, of which $20.6 million was in cash and $4.8 million was from the conversion of principal and accrued interest on our then outstanding convertible debt.

(3)	As of August 25, 2010, cash and cash equivalents were $5.9 million.

Risk Factors

Investing in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the risks and uncertainties described below and the other information contained in this prospectus, including our consolidated financial statements and the related notes. These risks could materially adversely affect our business, financial condition and results of operations. As a result, the market price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Business

Our patents and other protective measures may not adequately protect our proprietary intellectual property.

We regard our intellectual property, particularly our proprietary rights in our NuVinci technology, as critical to our success. We have 365 issued patents or pending applications worldwide for various applications and aspects of our technology or processes. In addition, we generally enter into confidentiality and invention assignment agreements with our employees and consultants as well as our development partners and licensees. Such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

•	our pending patent applications may not be granted for various reasons, including the existence of previously available public information or other prior art, conflicting patents or defects in our applications;

•	the patents we have been granted may be challenged or invalidated because of the pre-existence of prior art;

•	the patents we have been granted may be circumvented depending upon the strength of the claims granted in each patent;

•	parties to the confidentiality and invention agreements may have such agreements declared unenforceable or, even if the agreements are enforceable, may breach such agreements;

•	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may limit our enforcement of our rights in them;

•	even if we enforce our rights, injunctions, fines and other penalties may be insufficient to deter violations of our intellectual property rights; and

•	other persons may independently develop proprietary information and techniques that are functionally equivalent or superior to our intellectual proprietary information and techniques but do not breach our patented or unpatented proprietary rights.

It is difficult to evaluate our future prospects, as several of our products are still under development and we have a limited operating history with limited revenue generation to date.

Efforts to expand our products beyond our existing bicycle market may never result in new products that achieve market acceptance, create additional revenue or become profitable. Several of our products targeted for use in the automotive industry are still under development, and it is difficult to determine the timing of our release of new products. The successful use of our technology in small wind turbines and lawn care equipment, and the associated licensing revenue, depends on the success of our licensees, Viryd Technologies Inc. and Hydro-Gear, respectively. With our limited operating history and the uncertainty of market dynamics for planned products, it is difficult to evaluate our future prospects.

If the applications that we develop for our technology fail to gain market acceptance and adequate market share, our business will be adversely affected.

The value proposition for the application of our technology to bicycles involves some factors such as ride feel/ride enjoyment, ease of shifting, ability for a rider to find his or her “own gear,” which factors are at least partially subjective. A well-funded competitor may be able to reduce the value of these advantages through marketing and public relations campaigns or through price cuts and thereby impact our ability to command a premium price or grow our market share, which in turn would impact our ability to achieve our planned revenue and profit levels.

The value proposition for other applications of our technology involves providing increased system efficiency, fuel economy, or cost reductions for manufacturers. If we are unable in a timely fashion, either directly or through licensees, to implement our technology and manufacture products that provide sufficient, demonstrable incremental value, we will be unable to achieve our business objectives.

Since our inception, we have never been profitable and we may be unable to achieve or sustain profitability.

We experienced net losses of $6,558,000 for 2007, $10,556,000 for 2008, $17,226,000 for 2009, and $6,726,000 for the six months ended June 30, 2010. We expect to incur a loss in 2010. We anticipate that we will continue to have negative cash flow in 2010 and for the foreseeable future as we invest resources in developing and commercializing our products for our target end markets. We expect selling, general and administrative expenses to also increase as we commercialize additional NuVinci CVT products, increase our business development and marketing efforts worldwide, and continue to build out the corporate infrastructure needed to support a public company. These additional expenses will likely involve increases to salaries and related expenses, legal and consultant fees, accounting fees, rent and utilities, director fees, increased directors’ and officers’ insurance premiums, and fees for investor relations services. These increased expenditures will make it harder for us to achieve and maintain future profitability. We may incur losses in the future for a number of reasons, including the other risks outlined in this prospectus. Additionally, there may be unanticipated expenses, difficulties, complications, delays and other unknown events that may impact our ability to achieve or maintain profitability.

If we are unable to enter into commercial agreements with third parties on acceptable terms to assist in the development of our products, our business will be adversely affected and we will be unable to achieve our profit goals.

Our business plan depends on licensing our technology to others and entering joint ventures with others such that those partners would bear some of the costs of bringing those products to market. From time to time we enter into memorandums of understanding (MOUs) with those commercial partners. These MOUs are usually non-binding, although they may include immaterial obligations that are binding for the negotiation of the contemplated business, and while we would anticipate being able to negotiate definitive agreements with such parties, we may be unable to do so. If we are unable to enter into such licenses or joint ventures, our costs and our capital needs will significantly increase, and our timeline of bringing our products to market may be extended, which would have a material adverse effect on our ability to achieve or sustain profitability.

We use single suppliers for several components specifically qualified for use in our CVT products. If any of these suppliers become unable or unwilling to provide their respective components, we would be forced to qualify, over a period of two to three months, a different component from another manufacturer for use in our products, which would adversely impact our or our licensee’s ability to deliver products to customers.

We use single suppliers for several components in our CVT products. The component parts for our products are qualified for production through a rigorous validation process prior to approval for use. If we were required to utilize another supplier for some key components that are not readily available from other sources, we would need to spend some significant time qualifying the parts from the alternative supplier, which would require both time and substantial expense. Any resulting delays in our ability or the ability of our licensees to deliver products containing such component parts would affect our profitability, could lead to a loss of future business, and would harm our reputation.

If we do not continue to form and maintain economic arrangements with original equipment manufacturers, or OEMs, to incorporate our technology into their products such that we derive revenue from licensing and royalties on product sales, our profitability will be impaired.

Part of our business strategy is to license our NuVinci technology to OEMs for use in various application areas. We currently have licenses with two OEMs — Viryd Technologies Inc. has licensed our technology for use in wind energy applications and Hydro-Gear has licensed our technology for lawn care equipment products. The development process for our customers to incorporate our technology not only requires considerable lead time between the start of design efforts and commercial availability but also typically involves our providing engineering services for a fee prior to the negotiation of licensing and royalty arrangements. Currently, we have two development agreements for the development of products for our target end market applications.

If our customers are unable to successfully implement our technology and develop successful commercial products, we will not obtain licensing and royalty revenue, which would adversely affect our revenue and profitability levels. If we are unable to enter into additional agreements for the use of our technology in various applications, we will not receive revenue from engineering services, from the licensing of our technology for additional application areas, or from royalties on the sales of resulting commercial products. Consequently both our growth and profitability could be adversely affected.

Our ability to sell our products to our customers depends in part on the quality of our engineering and customization capabilities.

A high level of support is critical for the successful marketing and sale of our products. The sale or licensing of our technology involves significant co-development and customization work in certain applications. This development process may require substantial lead time between the commencement of design efforts for a transmission or the incorporation of a transmission into an end product and the commencement of volume shipments of products to customers. The cooperation and assistance of our customers is also required to determine the requirements for each specific application. Once our products are designed for an end market application, customers may depend on us to resolve issues relating to integrating that design into their products. If we do not effectively assist our customers in customizing, integrating and deploying our products in their own systems or products, or if we do not succeed in helping them quickly resolve post-deployment issues and provide effective support, our ability to sell our products would be adversely affected.

If we fail to offer high quality engineering support and services, our sales and operating results will be materially adversely affected.

While we may have supply and co-development agreements with customers located in different regions of the world, we do not have a globally distributed engineering support and services organization. Currently, issue resolution related to our products, system deployment or integration is directed to our engineering and product development group in Cedar Park, Texas from which we deploy engineers and support personnel. As we grow our business with our existing customers and beyond the markets into which we currently sell our products, we may need to increase the size of our engineering support teams and deploy them closer to our customers. Any inability to deliver a consistent level of engineering support and overall service as we expand our operations would have a material adverse effect on our business and operating results. Moreover, our products may contain manufacturing or design defects or exhibit performance problems at any stage of their lifecycle. These problems could result in expensive and time-consuming design modifications and impose additional needs for engineering support and maintenance services as well as significant warranty charges.

The state of the economy affects each of our target end markets and a material downturn in the economy will have a materially adverse effect on these markets.

The state of the economy as a whole affects each of our target end markets and a material downturn or economic problems in any of these industries will have a materially adverse effect on our business. For example, the effects of the current economic downturn included a delay in winning additional engineering services agreements with customers in the automobile industry because they increased their scrutiny on spending for new technology and we incurred more marketing and business development expenses. Additionally, we have had to reduce our engineering services fees in order to win engineering services business during this period. The financial problems for the automobile industry have led to a significant decrease in the amount of automobiles sold worldwide, but have not yet affected our product sales revenue because the products for that end market are still in development. Should the decrease in automobile sales persist as we develop and then launch our products, our business would be materially adversely affected.

We rely on contract manufacturers and licensees to produce and sell products that generate product sales revenue and royalties for us. If revenue from contract manufacturers and licensees is less than anticipated, we will be unable to achieve our projected revenue and profit goals.

We rely on contract manufacturers and licensees to produce products incorporating our technology. If the demand for our manufacturers’ and licensees’ products declines, they may reduce production and the revenue we receive from our related license agreements with these manufacturers and licensees may also decline. This could cause us to fail to achieve our projected revenue and profit goals. Additionally, our success depends on entering into agreements with new manufacturers and licensees who are able to acquire or manufacture, incorporate, and successfully market products utilizing our technology in a reasonable timeframe. While we assist contract manufacturers and licensees in various ways in their ability to incorporate our technology, there are many factors affecting their success or failure over which we have no control.

Our principal competitors have, and any future competitors may have, greater financial and marketing resources than we do, and they may therefore develop products or other technologies similar or superior to ours or otherwise compete more successfully than we do.

The industries in which we compete and will be competing include major domestic and international companies, most of which have existing relationships in the markets into which we sell as well as name recognition, financial, technical, marketing, sales, manufacturing, growth capacity, distribution and other resources that are substantially greater than ours. Some of our competitors have existing and evolving relationships with our target customers. For example, Shimano has the major market share of the internal hub bicycle transmissions market and has a significant relationship with all of our current and projected future customers in that business.

Potential customers may also choose to do business with our more established competitors because of their perception that our competitors are more stable, are more likely to complete various projects, can grow their operations more quickly, have greater manufacturing capacity and are more likely to continue as a going concern. If we are unable to compete successfully against manufacturers of other products or technologies in any of our targeted applications, our business will suffer, and we could lose or be unable to gain market share.

Our failure to raise additional capital necessary to expand our operations and invest in our products and manufacturing facilities could reduce our ability to compete successfully.

Throughout the global credit and economic crisis, it has been expensive for us to raise private capital. If we are unable to raise capital from this public offering, in order to continue to expand our operations and invest in our products and manufacturing facilities, we believe we would need to raise approximately $16.0 million within the next twelve months through one or more private equity offerings. We would also draw on the $0.5 million that remains available as of August 25, 2010 under our existing $3.0 million revolving line of credit. We do not currently have other abilities to borrow, and our ability to increase the amount of available borrowings under our existing line of credit or renew our existing line of credit, which expires on December 31, 2010, could be subject to negotiations with the financial institution and could entail some form of guarantee. Accordingly, we may require additional capital in the future and we may be unable to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. With respect to debt financing, the credit markets have experienced extreme volatility during the last year, and worldwide credit markets have remained illiquid despite injections of capital by the federal government and foreign governments. Despite these capital injections and government actions, banks and other lenders (including equipment leasing companies) have significantly increased credit requirements and reduced the amounts available to borrowers. For our activities requiring substantial debt capital or other credit instruments, if current credit market conditions do not improve, we may not be able to access debt or leasing markets to finance our growth. Further, even if we are able to engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, our ability to expand our business will be severely constrained.

Our working capital requirements involve estimates based on demand expectations and may decrease or increase beyond those currently anticipated, which could harm our operating results and financial condition.

It is difficult to accurately predict how much capital our anticipated product launches will require. Inaccurate forecasts as to our working capital requirements could delay or prevent effective rollouts of products and interfere with our ability to market and sell existing products. Additionally, in order to fulfill the future product delivery requirements of our customers, we plan for working capital needs in advance of customer orders. For example, under a manufacturing and supply agreement with Tri Star Group for the manufacture of our next generation bicycle CVT (N360) we are required to purchase certain inventory Tri Star has on hand based on our forecasts of future demand. As long as the agreement is effective, we may be required to use working capital to pay for this inventory. If demand for our products does not increase as quickly as we have estimated or drops off sharply, our inventory and expenses could rise, and our business and operating results could suffer. Alternatively, if we experience sales in excess of our estimates, our working capital needs may be higher than those currently anticipated. Our ability to meet this excess customer demand depends on our ability to arrange for additional financing for any ongoing working capital shortages, since it is likely that cash flow from sales will lag behind these investment requirements.

Our future success depends on our ability to retain key personnel.

Our success will depend, to a significant extent, on the continued services of our senior management team. The loss or unavailability of one or more members of senior management could adversely impact our ability to execute our business plan, maintain important business relationships and complete certain product-development initiatives. Employment agreements with members of our senior management team do not require them to remain with our company. Any one of them could terminate his or her relationship with us on 30 days notice, and we may be unable to enforce any applicable employment or non-compete agreements.

We may not be able to successfully recruit and retain skilled technical personnel, particularly those employees with certain technical skills, such as experience in traction drives, for which demand exceeds the number available.

Our future success will depend in large part on our ability to attract and retain highly skilled technical, managerial and marketing personnel. We plan to continue to expand our work force both domestically and internationally. These employees will require specialized skills including, for example, mechanical and other types of engineering for both designing and manufacturing products, specialized operational skills in managing suppliers and customers and also in quality assurance and control. The demand for certain of such employees, particularly those with experience in traction drives, however, exceeds the number of personnel available, and the competition for attracting and retaining these employees will intensify as the use of and applications for continuously variable transmissions increases. As this competition increases, it could require us to increase compensation for current employees over time. We compete in the market for personnel against numerous companies, including larger, more established firms who have significantly greater financial resources than we do and may be in a better financial position to offer higher compensation packages to attract and retain human capital. We cannot be certain that we will be successful in attracting and retaining the skilled personnel necessary to operate our business effectively in the future. Because of the highly technical nature of our products, the loss of any significant number of our existing engineering and project management personnel could adversely affect our business and operating results.

Additionally, among our employees are a number of highly skilled traction drive experts. These individuals have unique and specialized mechanical engineering experience in the design and development of particular mechanical devices and are not easily replaced and if one or more of these individuals is incapacitated or leaves us, our ability to address problems in existing products or develop new products will be affected beyond the impact of normal attrition.

Declines in product prices may adversely affect our financial results.

If our NuVinci technology becomes recognized by others as a competitive threat to their sales or anticipated sales, there may be increased price pressure as a competitive response, which could force us to reduce the price of our products. In periods of decreased demand, such as the current economic recession, the pressure for us to reduce prices may be even greater. A reduction in the price of our products would adversely affect our gross margins and ability to achieve profitability, especially during periods of decreased demand for our products as we would expect to occur during a recession.

Increases in the cost of materials may have a negative impact upon our ability to achieve profitability.

If the cost of the materials we use to produce our products increases then our results of operations might be adversely impacted. For example, China’s rapid growth and its increased consumption of raw materials may result in increased pressure on prices of raw materials, causing them to rise. An increase in the costs of raw materials would make it more difficult for us to maintain our gross margins and would negatively affect our ability to achieve profitability.

Our inability to effectively and quickly transfer, replicate and scale new product manufacturing processes from low volume prototype production to high volume, cost effective manufacturing, could adversely affect our results of operations.

Regardless of whether we use contract manufacturers or licensees, manufacturing processes and systems for new products are initially established and developed for relatively low volume production (primarily prototype quantities) and initial profit margins may be below target levels. As demand increases for a product, various processes and systems must be used to support higher volume manufacturing. If we, our contract manufacturers or our licensees are unable to effectively and quickly scale manufacturing processes and systems, customers’ product quality and quantity requirements may not be met and we may not be able to attain the anticipated cost benefits from higher volume and achieve target gross margins. Consequently, our business and results of operations could be adversely affected.

We currently depend on a sole source contract manufacturer to build bicycle transmissions incorporating our NuVinci technology. If that contract manufacturer or contract manufacturers engaged by us for other products are unable to fulfill orders of finished goods of appropriate quality in a timely fashion, we will be unable to meet our revenue and profit goals.

We currently rely on a single contract manufacturer for bicycle transmissions and we intend to rely on future contract manufacturers for certain of our other products. Our contract manufacturer relies, in turn, on obtaining raw materials, parts and components, manufacturing equipment and other supplies from reliable suppliers in a timely manner. It may be difficult for our contract manufacturer to substitute one supplier for another, increase the number of its suppliers or change one component for another in a timely manner or at all due to the interruption of supply or increased industry demand. This may adversely affect our contract manufacturer’s ability to supply our product. The prices of raw materials, parts and components and manufacturing equipment may increase due to changes in supply and demand. In addition, currency fluctuations may affect both our and our contract manufacturer’s purchasing power. We are dependent on the ability of our contract manufacturers to manufacture products at a reasonable schedule and at acceptable cost and quality levels. Failure to meet our expectations could result in the cost of our product exceeding the purchase price paid to us by our customers. Delays in meeting demand and quality requirements could damage our customer relationships and result in significant lost business opportunities for us.

Our restatement of our consolidated financial statements, and possible future restatements, may have a material adverse effect on us.

We have effected restatements of prior period financial results. Since inception through December 31, 2008, we valued our common stock, options, and warrants by a method that was not in accordance with generally accepted accounting principles in the United States, or GAAP. We had determined fair value based on Internal Revenue Code Section 409A, using a probability-weighted expected return valuation method. With the assistance of an unrelated valuation specialist, we have since reassessed the fair value of our common stock in accordance with GAAP by determining the total enterprise value and then allocating a portion of that total enterprise value to the common stock. This reassessment caused us to restate our consolidated financial statements as of December 31, 2008 and for each of the years ended December 31, 2007 and 2008.

Management’s previous election to value our common stock using a method not in accordance with GAAP was a material weakness that resulted in a qualified audit opinion. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. We have remediated this material weakness by establishing an internal policy to assess the fair value of our common stock only in accordance with GAAP, by reassessing the prior years’ fair values of our common stock in accordance with GAAP and by making the necessary adjustments to our financial statements included in this prospectus.

If we are required to restate our consolidated financial statements in the future, we may be the subject of negative publicity focusing on financial statement inaccuracies and resulting restatement. In addition, our financial results as restated may be more adverse than originally reported. In the past, certain publicly traded companies that have restated their consolidated financial statements have been subject to shareholder actions. The occurrence of any of the foregoing could harm our business and reputation and cause the price of our common stock to decline after this offering. Further, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate consolidated financial statements may have a material adverse effect on our stock price.

If we fail to maintain proper and effective internal controls, our ability to produce accurate consolidated financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and the trading price of our common stock.

As a public company, our management will be responsible for certifying the design of our internal control over financial reporting. Internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Our efforts to institute effective internal control over financial reporting are likely to result in increased general and administrative expenses and the commitment of significant financial and personnel resources. The restatement of our consolidated financial statements relating to the valuation of our common stock prior to 2009 evidenced a material weakness in our internal control over financial reporting, which we have remediated by reassessing the fair value of our common stock in accordance with GAAP. Additionally, prior to having quarterly reporting requirements, we recorded an impairment loss on certain manufacturing assets during the fourth quarter of 2009. Subsequent to initiating interim reporting requirements, we recorded an adjustment to recognize a portion of this impairment in the third quarter of 2009, which evidenced a material weakness in our internal control over interim financial reporting. Although we have since instituted internal controls to support interim reporting requirements that would remediate this material weakness, we cannot be sure that we will not have other weaknesses in our internal controls in the future. Any failure to adequately maintain effective internal control over our financial reporting or, consequently, our inability to produce accurate consolidated financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate consolidated financial statements will likely have a negative effect on the trading price of our common stock.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and other applicable regulators and stock exchanges. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically in recent years. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any certainty. We also expect these new rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage previously available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as our executive officers.

Our international operations subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions.

We have manufacturing operations in China and expect to sell a significant portion of our products to customers located in other countries. Risks inherent to international operations and sales include, but are not limited to, the following:

•	difficulty in enforcing agreements and intellectual property rights, particularly in China;

•	fluctuations in exchange rates may affect product demand and our costs;

•	fluctuations in exchange rates may cause foreign currency losses;

•	impediments to the flow of foreign exchange capital payments and receipts;

•	changes in general economic and political conditions;

•	changes in foreign government regulations and technical standards;

•	requirements or preferences of foreign nations for domestic products;

•	compliance with the U.S. Foreign Corrupt Practices Act;

•	diversion of management attention;

•	trade barriers such as export requirements, tariffs and taxes;

•	tax consequences from operating in multiple jurisdictions; and

•	longer payment cycles typically associated with international sales and potential difficulties in collecting accounts receivable.

Our business in foreign jurisdictions will require us to respond to rapid changes in market conditions in these countries. Our overall success will depend on our ability to succeed in different legal, regulatory, economic, social and political situations and conditions. We may not be able to develop and implement effective policies and strategies in each foreign jurisdiction where we do business. Also, each of the foregoing risks will likely take on increased significance as we implement plans to expand foreign manufacturing operations.

Foreign exchange rate fluctuations may have a material impact on our operating revenue and product costs.

While to date all of our sales and costs are in U.S. dollars, in the future foreign exchange rate fluctuations may have a material impact on our operating and product costs. Our results of operations will be particularly sensitive to the fluctuation of the Chinese Renminbi against the U.S. dollar because while our sales are in U.S. dollars, most of our products will be manufactured in China. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2009. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. If the Renminbi were to appreciate against the U.S. dollar, the cost of our products manufactured in China would increase, which would have a negative impact on our margins, profitability and cash flows. If the U.S. dollar appreciates against the currencies of the other markets in which we sell, such as Europe, it may be harder to sell applications with our NuVinci technology and our product sales revenue may decrease. We do not currently hedge against foreign exchange risks.

Our ongoing manufacturing operations in China are complex and it may be difficult to establish adequate management and financial controls in China.

Currently, most of our manufacturing operations are based in China and are provided by a contract manufacturer. Our contractor requires our assistance in developing the skills, processes and knowledge necessary to manufacture and test our products. Any problems or disruptions requiring significant assistance from our company will require additional time for travel to support those operations in China. This may divert management’s attention, lead to disruptions in operations and delay implementation of our business strategy, all of which could negatively impact our profitability.

China has only recently begun to adopt management and financial reporting concepts and practices like those with which investors in North America are familiar. We may have difficulty in ensuring our manufacturer in China has the experience necessary to implement the kind of management and financial controls that are common for a North American company. If our contract manufacturer cannot establish and implement appropriate controls, we may experience great difficulty collecting relevant data necessary to manage our business effectively.

If our products fail to perform as expected, we could lose existing and future business and our ability to develop, market and sell our products and technology could be harmed.

Our products could have unknown defects or errors, which may give rise to claims against us, diminish the reputation of our brand or divert our resources. Despite testing, our existing products may contain defects and errors. In addition, future products may contain manufacturing or design defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which may adversely affect our business and our operating results.

Our success depends on our ability or that of our licensees to develop and successfully manufacture and commercialize products that are recognized as adding significant value. Significant value would include, with respect to the automotive industry for example, increased fuel economy, more effective power generation, longer range, or lower production costs compared to alternative products or technologies. In the automotive industry in particular, the design and development of a product or use is complex, expensive, time-consuming and subject to rigorous quality and performance requirements. If we are unable to design, develop and commercially manufacture products that are accepted for use in all of our target end markets, and in particular the automotive industry, our business and operating results may be adversely affected.

Product liability or other claims could cause us to incur losses.

We may be exposed to product liability claims for the products we manufacture and market as well as for products that our licensees manufacture and market. Although we have product liability insurance for our products, this may be inadequate to cover all potential product liability claims. In addition, while we generally seek to limit our product liability in our contracts, such limits may be unenforceable or may be subject to exceptions. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse affect on our business and financial condition.

We are subject to financial and reputational risks due to product recalls resulting from product quality and liability issues.

Product quality and liability issues present significant risks and may affect not only our own products but also the third-party products that incorporate our technology. Our efforts and the efforts of our contract manufacturers and licensees to maintain product quality may not be successful, and if they are not, we may incur expenses in connection with, for example, product recalls and lawsuits, and our brand image and reputation as a producer of high-quality products may suffer. Any product recall or lawsuit seeking significant monetary damages could have a material adverse effect on our business and financial condition. A product recall could generate substantial negative publicity about our products and business, interfere with our manufacturing plans and product delivery obligations as we seek to replace or repair affected products, and inhibit or prevent commercialization of other future product candidates. We do not have insurance to cover the costs associated with a product recall. In addition, the expenses and negative publicity we would incur in connection with a product recall would adversely affect our business and operating results.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events, including widespread public health problems.

Our corporate headquarters is located in San Diego, California. Some management personnel and the majority of our staff are located in Texas. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics or other events occur, or our information system or communications network breaks down or operates improperly, our facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. We may incur expenses relating to such damages. In addition, a widespread health problem, such as the H1N1 flu, in the United States, China, or elsewhere in the world could have a negative effect on our operations.

Our financial results may vary significantly from period-to-period because of the unpredictability of revenues associated with the launch of a new product by an early stage company and the seasonality of our target end markets, which may lead to volatility in our stock price.

Due to unpredictable demand by consumers, technical risks, competitive response and other factors associated with early stage companies, we expect to experience unpredictable sales in connection with the initial launch of our products in each of our target end markets.

In addition, we are exposed to the seasonality of our target end markets. In the bicycle transmission market, 50% of our unit sales are likely to occur in the period from December to March because of the model year timing of bicycle OEMs. Only 15% of unit sales are likely to occur in the period from April to July and the remaining 35% in the period from July to November. Additionally, there may be long and unpredictable sales cycles for some of our other products that we may sell directly or will be sold by our licensees. For instance, the lawn care equipment market is subject to substantial seasonal variation in sales, and also depends heavily on annual precipitation. In addition, since transmissions with our technology are incorporated into our customers’ products for sale into their respective end markets, the seasonality of our customers’ product sales will impact the seasonality of our business.

Because many of our expenses are based on anticipated levels of annual revenue, our business and operating results could also be adversely affected if we do not achieve revenue consistent with our expectations for this seasonal demand. Accordingly, our financial results could vary significantly from period to period and if our operating results do not coincide with the expectations of investors or equity research analysts, the trading price of our common stock could fall.

If our warranty expense estimates differ materially from our actual claims, or if we are unable to estimate future warranty expense for new products, our business and financial results could be harmed.

Our warranty for our bicycle transmission is currently six years. We expect that the warranty for our next generation bicycle transmission, the N360, will be two years, which is comparable to that offered in the bicycle industry for other transmissions. Since the bicycle transmissions using our technology were first sold in the consumer market in 2007, we have a limited product history on which to base our warranty estimates. Other products utilizing our technology are not yet available commercially and there is no warranty history. Because of our limited operating history, our management is required to make assumptions and to apply judgment regarding a number of factors, including anticipated rate of warranty claims, the durability and reliability of our products, and service delivery costs. Our assumptions could prove to be materially different from actual performance, which could cause us to incur substantial expense to repair or replace defective products in the future and may exceed expected levels against which we have reserved. If our estimates prove incorrect, we could be required to accrue additional expenses from the time we realize our estimates are incorrect and also face a significant unplanned cash burden at the time our customers make a warranty claim, which could adversely affect our business and operating results.

In addition, with our new products and products that remain under development, we will be required to base our warranty estimates on historical experience of similar products, testing of our products and performance information learned during our development activities with the customer. If we are unable to estimate future warranty costs for any new product, we may realize a lower gross margin on such products than we have estimated, which might result in our financial results varying significantly from period-to-period.

While we have not yet been profitable, if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

While there is no guarantee that we will achieve rapid growth, or any growth at all, we are planning for the possibility of rapid sales growth for our products. Expanding our sales rapidly will require increases in expenditures both for personnel and marketing programs and working capital. In addition, expanding our organization globally and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in support systems. We will be required to continue to improve our operational, financial and management controls and reporting. We may not be able to do so effectively or as rapidly as desired, which could cause inefficiencies in managing our expenses effectively in the future, negatively impacting our operating results in any particular quarter.

We are currently implementing new software systems to support our business operations. If these implementations are not successful, our business and operations could be disrupted and our operating results could be harmed.

We are currently implementing new software systems to assist us in the management of our business. The implementation of new software systems require significant management time, support and cost. We expect the implementation and enhancements of these platforms to continue across new and existing sites worldwide. In addition, as our business continues to develop, we expect to add or enhance existing systems in the areas of engineering, sales, and customer support and warranty management. We cannot be sure that these systems will be fully or effectively implemented on a timely basis, if at all, and implementation may take more resources than expected, which could cause disruption in our operations and an unanticipated increase in our operating expenses.

Risks Related to Intellectual Property

Parties may bring intellectual property infringement claims against us that would be time-consuming and expensive to defend, and if any of our products or processes are found to be infringing, we will be required to attempt to license the necessary patent or redesign our products or processes, failing which we will be unable to manufacture, use or sell those respective products or processes that were found to be infringing.

Our success depends in part on avoiding the infringement of other parties’ patents and proprietary rights. We may inadvertently infringe existing third-party patents or third-party patents issued on existing patent applications. Around the world, most patent applications are confidential until they are published 18 months after filing. However, currently in the U.S. not all patent applications must be published prior to issuance even after 18 months of filing. With patent applications that have not been published, we would not have had an opportunity to try and perform any diligence, as we would be unaware of such pending applications.

Because of the sheer volume of patents in the U.S. and other jurisdictions and the various terminology used to describe components, we can never be sure we do not infringe third-party patents. Those holding ownership or exclusive rights in any patents could bring claims against us that, in any event, could cause us to incur substantial expenses and, if resolved against us, could also cause us to pay substantial damages. Under certain circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder. In addition, we may have, and may be required to, make representations as to our right to supply intellectual property, license intellectual property and to our compliance with laws.

If a patent infringement suit were brought against us, we and our customers, development partners and licensees could be forced to stop, delay or modify research, development, manufacture or sales of products based on our technologies in the country or countries covered by the patent or patents we infringe, unless we can obtain a license from the patent holder. Such a license may not be available on acceptable terms, or at all, particularly if the third party is developing or marketing a product competitive with products based on our technologies. Even if we were able to obtain a license, the rights may be nonexclusive, which could give our competitors access to the same intellectual property acquired under such a license.

Any successful infringement action brought against us may also adversely affect marketing of products based on our technologies in other markets not covered by the infringement action. Furthermore, even if we are successful in defending or settling a patent infringement action against, it could be costly to defend, require significant time and attention of our key management and technical personnel, and could harm our reputation and competitive position.

We may be involved in lawsuits to protect or enforce our patents, which would be expensive and time consuming.

Competitors or third parties may infringe our patents. We may be required to file patent infringement claims, which can be expensive and time-consuming. Patent litigation requires the use of expert legal counsel and witnesses who are experts in the field of technology. This litigation is subject to time consuming processes and because of the complexity involved, there is a significant amount of uncertainty and cost involved.

This is particularly the case in countries outside the U.S. due to multiple factors. U.S. patents are only enforceable in the U.S. — in a foreign country we must have patents issued by that country’s government to enforce against infringers in that country. We will be subject to different laws and procedures in that country such as service of process against a defendant, the requesting and issuance of temporary or permanent injunctions of infringement, standing to file an infringement case, and whether jury trials are available, as examples. Similarly, our foreign patents are not enforceable in the U.S. and we must therefore rely on U.S. patents against infringers in the U.S. Due to the high complexity and cost inherent in any patent litigation, initiating or defending such actions in foreign countries where these differences in procedures, the law and languages add additional strain and uncertainty is even more costly and time consuming.

In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or that the third party’s technology does not in fact infringe upon our patents. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our related pending patent applications at risk of not issuing. Even if successful, litigation may result in substantial costs and be a distraction to our management.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

Patent applications in the United States are maintained in secrecy until the patents are published or, in some cases, are issued. We cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. We also cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued United States patents will be issued. Furthermore, if these patent applications issue, some foreign countries provide significantly less effective patent enforcement mechanisms than in the United States.

The patent application process involves complex legal and factual questions and it is difficult to definitively determine whether any claimed invention in a patent application will go on to issue. Accordingly, we cannot be certain that the patent applications that we file will result in issued patents, or that our patents and any patents that may be issued to us in the near future will afford protection against competitors with similar technology.

Challenges to our patent rights can result in costly and time-consuming legal proceedings that may prevent or limit development of our products.

Outside of the United States, certain jurisdictions, including in Europe, permit oppositions to be filed against the granting of patents within a certain period of their grant. Because our intent is to commercialize products internationally and specifically in Europe, securing both proprietary protection and freedom to operate outside of the United States is important to our business. While we are not currently involved in any opposition proceedings, it is not uncommon for market incumbents to seek and institute opposition proceedings against emerging market companies to gain competitive advantage. European opposition and appeal proceedings can take several years to reach final decision and are therefore costly and not expedient and can cast doubt on the status of the patent during those proceedings. Patent opposition proceedings are not currently available in the United States patent system, but are likely to be instituted in the near future under proposed legislation.

While opposition proceedings as they exist in Europe do not currently exist in the United States, issued United States patents can be reexamined by the Patent and Trademark Office (PTO), at the request of a third party. While we are currently not involved in any such proceedings, our competitors may decide to request reexamination by the PTO with respect to any or all of our issued United States patents if they are in possession of prior art in relation to an issued patent that represents a substantial new question of its patentability. Patent reexamination proceedings, like opposition proceedings, are long and complex and therefore costly and, as in any legal proceeding, the outcome of patent reexaminations is uncertain. A decision adverse to our interests could result in the loss of valuable patent rights.

Where more than one party seeks United States patent protection for the same technology, the PTO may declare an interference proceeding in order to ascertain the party to which the patent should be issued. Patent interferences are typically complex, highly contested legal proceedings, subject to appeal, that are lengthy and expensive and an adverse decision in interference can result in the loss of important patent rights. As more groups become engaged in scientific research and product development related to our NuVinci CVT technology, the risk of our patents being challenged through patent interferences, oppositions, reexaminations or other means will likely increase, and our pending patent applications, or our issued patents, may be drawn into interference proceedings that may delay or prevent the issuance of patents, or result in the loss of issued patent rights.

Successful challenges to our patents through oppositions, reexamination proceedings or interference proceedings could result in a loss of patent rights in the relevant jurisdiction. If we are unsuccessful in actions we bring against the patents of other parties and it is determined that we infringe the patents of third-parties, we may be subject to litigation, or otherwise prevented from commercializing potential products in the relevant jurisdiction, or may be required to obtain licenses to those patents or develop or obtain alternative technologies, any of which could harm our business. Furthermore, if such challenges to our patent rights are not resolved promptly in our favor, our existing business relationships may be jeopardized and we could be delayed or prevented from entering into new collaborations or from commercializing certain products, which could adversely affect our business and results of operations.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect some aspects of our proprietary technology, especially where we do not believe patent protection is appropriate or obtainable. Confidentiality agreements with our employees, contractors, consultants, development partners and other advisors to protect our trade secrets and other proprietary information may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets or independently develop processes or products that are similar or identical to our trade secrets, and courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Related to this Offering and Ownership of Our Common Stock

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We expect to use the net proceeds from this offering for general corporate purposes, including the repayment of indebtedness. However, our management might not apply our net proceeds from this offering in ways that increase the value of your investment, and you will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Our 5% or greater stockholders and executive officers could have substantial influence over us, and they may act to the detriment of other stockholders.

Our 5% or greater stockholders, directors and executive officers, as a group, beneficially own approximately 63.6% of our outstanding common stock on an as-converted basis as of August 25, 2010. However, none of these parties individually own more than 25% of the voting interests of the Company and none of these parties individually has control over our management’s operating policies or business decisions. Following this offering, this group will beneficially own approximately     % of our outstanding common stock. While there is no voting agreement among this group that provides it control, this group could have substantial influence over our business and affairs, including the ability to influence elections of our directors and any other actions that may require stockholder approval, such as amendments to our charter documents and significant corporate transactions. This concentration of ownership could also have the effect of delaying or preventing a change in control that could be beneficial to the other stockholders.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock and we cannot assure you that one will develop or be sustained after the offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of our common stock at an attractive price or at all. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after the offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

The market price of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation even if it does not result in liability for us, could result in substantial costs to us and divert management attention and resources.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Based on shares outstanding as of          , upon completion of this offering we will have outstanding          shares of common stock, assuming no exercise of the underwriters’ over-allotment option. This includes          shares, which may be resold in the public market immediately. Of the remaining shares,          shares of common stock will be subject to a 180-day contractual lock-up with the underwriters. These shares will be able to be sold, subject to any applicable volume limitations under applicable securities laws, after the earlier of the expiration of, or release from, the 180-day lock-up period. CIBC World Markets Inc. and Mackie Research Capital Corporation, on behalf of the underwriters, may permit our officers, directors, employees and current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $     in net tangible book value per share from the price you paid. Moreover, we issued options in the past to acquire common stock. As of June 30, 2010, 12,971,571 shares of common stock are issuable upon exercise of outstanding stock options with a weighted average exercise price of $0.24 per share, of which 6,221,566 are vested as of such date. To the extent that these outstanding options are ultimately exercised, you will incur further dilution.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Delaware law and our certificate of incorporation and bylaws that will be adopted in connection with the completion of this offering contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board of Directors. These provisions include:

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	prohibiting our stockholders from taking any action by written consent in lieu of a meeting;

•	prohibiting our stockholders from calling and bringing business before special meetings; and

•	the filling of vacancies or newly created seats on the board to our Board of Directors then in office.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Special Note Regarding Forward-Looking Statements

This prospectus contains estimates and forward-looking statements, principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this prospectus, may adversely affect our results as indicated in forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	the factors discussed in this prospectus set forth under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	the depth and duration of the current economic downturn;

•	lack of acceptance of new products or technology;

•	projected expenditures and other costs;

•	the ability to obtain financing;

•	our dependence on our key management personnel and our ability to attract and retain qualified personnel; and

•	changes in the competitive environment in our industry and the markets where we operate.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan” and similar words are intended to identify estimates and forward-looking statements.

Estimates and forward-looking statements speak only as of the date they were made and, except to the extent required by applicable laws, we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

Use of Proceeds

We estimate that the net proceeds to us from the sale of           shares of common stock in this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes and for the repayment of indebtedness on our line of credit, the proceeds of which $2.0 million was borrowed on April 2, 2008 to purchase manufacturing assets and $0.5 million was borrowed on August 2, 2010 to fund working capital. The revolving line of credit expires December 31, 2010 and bears interest at a fluctuating rate equal to the highest of the prime rate, LIBOR plus 1.5%, or the Federal Funds Rate plus 1.5%. The highest rate was 3.25% under the prime rate as of June 30, 2010. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering. Pending use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

An increase or decrease of           shares from the expected number of shares to be sold by us in the offering, assuming no change in the assumed initial public offering price per share, would increase or decrease our net proceeds from this offering by $      . A $1.00 increase or decrease in the assumed public offering price of $      per share, the midpoint of the range set forth on the front cover of this prospectus, would increase or decrease our expected net proceeds by approximately $      , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use any additional net proceeds from this offering for general corporate purposes.

Dividend Policy

We have never declared or paid cash dividends on our common stock. However, in connection with the Series E Preferred Stock private financing that closed in August 2010, dividends shall accrue on a cumulative annual basis on each share of Series E Preferred Stock at an annual rate of $0.09160 per share (10% of original issuance price) whether or not declared. If the Series E Preferred Stock has not been converted to common stock on or prior to the two-year anniversary date of issuance, the annual dividend rate shall increase to $0.11908 per share. Accumulated dividends are payable in the form of common stock upon conversion of the Series E Preferred Stock. If the Series E Preferred Stock has not converted on or before August 13, 2012, then, at the request of the shareholder, the shares can be redeemed for cash. We currently intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business. The payment of any dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness, and other factors deemed relevant by our board. Additionally, our revolving line of credit restricts the declaration or payment of dividends without the bank’s prior written consent. As a result, you may need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

Conversion of Preferred Stock into Common Stock

We currently have five series of outstanding preferred stock:

	Number of Shares Outstanding	Conversion		Equivalent Shares of
Preferred Stock	as of August 25, 2010	Ratio		Common Stock

Series A	3,887,577	1.4424		5,607,441
Series B	4,786,444	2.0868		9,988,351
Series C	3,012,765	3.9444		11,883,550
Series D	73,627,442	1.0000		73,627,442
Series E	6,550,218	1.0000	(1)	6,550,218	(2)

Total	91,864,446			107,657,002

(1)	The initial conversion ratio for the Series E Preferred Stock is 1.0000 based on the original issuance price of $0.9160 divided by the conversion price of $0.9160, subject to adjustment for certain events, such as an initial public offering. In the event of an initial public offering with aggregate net proceeds of not less than $20 million or a reverse take-over of a company listed on an internationally recognized securities exchange immediately followed by a minimum $20 million equity financing, the conversion price will be an amount equal to the lesser of (A) a 20% discount to the common stock offering price, and (B) a per share price equal to $120 million divided by the total number of outstanding shares of common stock deemed to be outstanding immediately prior to the qualifying event.

(2)	The number of equivalent shares of common stock does not include dividends, which shall accrue on a cumulative annual basis on each share of Series E Preferred Stock at an annual rate of $0.09160 per share (10% of original issuance price) whether or not declared. If the Series E Preferred Stock has not been converted to common stock on or prior to the two-year anniversary date of issuance, the annual dividend rate shall increase to $0.11908 per share. Accumulated dividends are payable in the form of common stock upon conversion of the Series E Preferred Stock. If the Series E Preferred Stock has not converted on or before August 13, 2012, then, at the request of the shareholder, the shares can be redeemed for cash.

Effective immediately prior to this offering, all of our outstanding preferred stock will be converted into           shares of our common stock.

Indebtedness

We have a $3,000,000 revolving line of credit with Wells Fargo Bank, National Association, of which $2,500,000 is outstanding as of August 25, 2010. The line of credit is fully collateralized by assets held on account with the lender by a stockholder and director of our company. The line of credit imposes no restrictive financial covenants on the Company. The outstanding principal balance bears interest at a fluctuating rate equal to the highest of the prime rate, LIBOR plus 1.5%, or the Federal Funds Rate plus 1.5%. The highest rate was 3.25% under the prime rate as of June 30, 2010. The line of credit provides for a quarterly unused commitment fee of 0.375% per annum on the average daily unused amount. Up to $2,000,000 of the line of credit may be used to finance standby letters of credit, with maximum maturities of one year. The line of credit expires December 31, 2010.

We intend to repay the outstanding balance under this revolving line of credit with the net proceeds of this offering.

Capitalization

The following table sets forth our capitalization as of June 30, 2010:

•	On an actual basis;

•	On a pro forma basis, to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 101,106,784 shares of common stock (as of June 30, 2010) upon the closing of this offering, which we refer to as the “Conversion”; and

•	On an as adjusted basis, giving effect to:

•	the Conversion;

•	the issuance of shares of our common stock upon the exercise of warrants that would otherwise expire immediately prior to the closing of the offering;

•	our sale of shares of our common stock in this offering (at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us); and

•	our repayment of $2.0 million in short-term debt with the net proceeds from this offering.
.

	As of June 30, 2010
	Actual	Pro Forma	As Adjusted(1)
	($ in thousands)

Cash and cash equivalents	$1,542	$1,542

Short-term debt	$2,000	$2,000
Equity:
Series A convertible preferred stock: $0.001 par value; 3,887,577 shares authorized, issued and outstanding, actual	479	–
Series B convertible preferred stock: $0.001 par value; 4,786,444 shares authorized, issued and outstanding, actual	8,202	–
Series C convertible preferred stock: $0.001 par value; 3,012,765 shares authorized, issued and outstanding, actual	16,040	–
Series D convertible preferred stock: $0.001 par value; 78,637,462 shares authorized, 73,627,442 shares issued and outstanding, actual	27,735	–
Common stock: $0.001 par value; 140,000,000 shares authorized, 11,660,855 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	12	113
Additional paid-in capital	3,018	55,373
Accumulated other comprehensive loss — foreign transaction loss	(2)	(2)
Accumulated deficit	(52,213)	(52,213)

Total equity	3,271	3,271

Total capitalization	$5,271	$5,271

(1)	A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease cash and cash equivalents by $ million, would increase or decrease additional paid-in capital by $ million, and would increase or decrease total stockholders’ equity and total capitalization by $ million, after deducting the underwriting discount and the estimated offering expenses payable by us. Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease our net proceeds by such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses.

The table above does not include:

•	$6,000,000 in gross cash proceeds from the issuance of 6,550,218 shares of Series E redeemable convertible preferred stock, $0.001 par value, issued in August 2010, which will be classified as temporary equity;

•	shares of common stock reserved or issuable pursuant to our 2010 Stock Plan;

•	shares of common stock issuable upon the exercise of outstanding options to purchase common stock under our 2004 Stock Plan;

•	3,100,753 shares of common stock issuable upon the exercise of an outstanding warrant held by the Jacobs Family Trust;

•	up to 650,000 shares of common stock issuable pursuant to contingent warrants that may be granted upon achievement of certain performance milestones; and

•	the exercise by the underwriters of their option to purchase up to additional shares from us.

You should read this capitalization table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Dilution

Purchasers of the common stock in the offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of common stock in this initial public offering exceeds the net tangible book value per share of our common stock immediately after completion of the offering. Net tangible book value per share represents the amount of our total tangible assets (calculated as total assets minus intangible assets and deferred costs) reduced by our total liabilities, divided by the number of shares of common stock outstanding.

As of June 30, 2010, our net tangible book value was approximately ($3,627,000), or ($0.31) per share, based on 11,660,855 shares of common stock outstanding.

After giving effect to (a) the automatic conversion of all outstanding shares of our convertible preferred stock into           shares of common stock, (b) the issuance of           shares of common stock upon the exercise of warrants that would otherwise expire immediately prior to the closing of the offering, (c) our repayment of $2.0 million in short-term debt with the net proceeds from this offering, and (d) the sale of           shares of common stock in this offering at an assumed public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2010 would have been approximately $     , or $      per share. This represents an immediate increase in as adjusted net tangible book value per share of $      to existing stockholders and an immediate dilution of $      per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price		$

Net tangible book value per share as of June 30, 2010	($0.31)
Increase per share attributable to this offering

As adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, our as adjusted net tangible book value per share of common stock by $     , and increase or decrease, as applicable, the dilution per share of common stock to new investors by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease our net proceeds in proportion to such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses.

The following table sets forth, as of June 30, 2010, on the as adjusted basis described above, the differences between existing stockholders and new investors with respect to the total number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $      per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus:

Average
	Shares Purchased			Total Consideration			Price per
	Number	Percent		Amount	Percent		Share

Existing stockholders			%	$		%	$
New investors

Total		100.00%			100.00%

The foregoing tables and calculations do not include:

•	$6,000,000 in gross cash proceeds from the issuance of 6,550,218 shares of Series E redeemable convertible preferred stock, $0.001 par value, issued in August 2010, which will be classified as temporary equity;

•	shares of common stock reserved or issuable pursuant to our 2010 Stock Plan;

•	shares of common stock issuable upon the exercise of outstanding options to purchase common stock under our 2004 Stock Plan;

•	3,100,753 shares of common stock issuable upon the exercise of an outstanding warrant held by the Jacobs Family Trust;

•	up to 650,000 shares of common stock issuable pursuant to contingent warrants that may be granted upon achievement of certain performance milestones; and

•	the exercise by the underwriters of their option to purchase up to additional shares from us.

Selected Consolidated Financial Data

We derived the selected consolidated statement of operations data and the selected consolidated statement of cash flows data for the years ended December 31, 2007 and 2008, as restated (see Note 16 to our audited consolidated financial statements), and December 31, 2009, and the selected consolidated balance sheet data as of December 31, 2008, as restated (see Note 16 to our audited consolidated financial statements), and December 31, 2009, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statement of operations data and the selected consolidated statement of cash flows data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 from our audited consolidated financial statements, as restated, which are not included in this prospectus and include restatement adjustments for similar items as discussed in Note 16 to our audited consolidated financial statements. We derived the selected consolidated statement of operations data and selected consolidated statement of cash flows data for the six months ended June 30, 2009 and 2010 and the selected consolidated balance sheet data as of June 30, 2010 from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

We have prepared the unaudited consolidated interim financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments necessary to present fairly, in all material respects, our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

You should read the selected historical financial data together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as “Prospectus Summary — Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other financial information included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

							Six Months Ended
	Year Ended December 31,						June 30,
	2005	2006	2007(1)	2008(1)	2009		2009	2010
	($ in thousands, except per share data)

Revenues	$40	$97	$714	$2,283		$1,044	$672		$460
Cost of revenues	12	283	1,892	2,048		7,260	2,129		521
Gross (loss) profit	28	(186)	(1,178)	235		(6,216)	(1,457)		(61)
Operating expenses	4,961	6,558	5,827	10,321		10,523	4,988		6,614
Operating loss	(4,933)	(6,744)	(7,005)	(10,086)		(16,739)	(6,445)		(6,675)
Other income (expense)	122	490	447	(470)		(487)	15		(51)

Net loss	(4,811)	(6,254)	(6,558)	(10,556)		(17,226)	(6,430)		(6,726)

Less: Discount related to beneficial conversion feature on Preferred Stock	–	–	–	(1,376)		–	–		–

Net loss attributable to Fallbrook Technologies Inc. common stockholders	$(4,811)	$(6,254)	$(6,558)	$(11,932)		$(17,226)	$(6,430)		$(6,726)

Net loss per share—basic and diluted	$(0.42)	$(0.55)	$(0.57)	$(1.04)		$(1.48)	$(0.55)		$(0.58)
Weighted average shares outstanding—basic and diluted	11,422	11,422	11,437	11,462		11,656	11,654		11,661
Pro forma net loss per share—basic and diluted (unaudited)(2)					$			$
Pro forma weighted average shares outstanding—basic and diluted (unaudited)(2)

Consolidated Balance Sheet Data:

	As of December 31,					June 30,
	2005	2006(3)	2007(1)	2008(4)	2009	2010
	($ in thousands)

Cash and cash equivalents	$4,195	$3,218	$8,043	$14,565	$9,213	$1,542
Total assets	11,153	14,105	10,855	25,314	13,526	9,290
Total liabilities	505	1,764	2,158	3,171	3,813	6,019
Convertible preferred stock	17,091	24,721	24,721	48,566	52,456	52,456
Accumulated deficit	(7,252)	(13,506)	(20,064)	(28,261)	(45,487)	(52,213)
Total equity	10,648	12,341	8,697	22,143	9,713	3,271

Consolidated Statement of Cash Flows Data:

						Six Months Ended
	Year Ended December 31,					June 30,
	2005	2006(3)	2007(1)	2008(1)(4)	2009	2009	2010
	($ in thousands)

Net cash (used in) provided by:
Operating activities	$(3,796)	$(4,564)	$(5,860)	$(9,496)	$(12,118)	$(6,472)	$(5,960)
Investing activities	(6,393)	(4,034)	8,073	(7,271)	2,954	(6,551)	(305)
Financing activities	8,351	7,621	2,612	23,289	3,812	(5)	(1,404)
Effect of exchange rate changes on cash	–	–	–	–	–	–	(2)

Net change in cash	$(1,838)	$(977)	$4,825	$6,522	$(5,352)	$(13,028)	$(7,671)

(1)	On January 3, 2007, we formed a wholly-owned subsidiary, Viryd Technologies Inc. (Viryd), a Delaware corporation. On December 18, 2008, we completed a spin-off of our ownership of Viryd through a pro rata distribution of shares to our stockholders. The 2007 and 2008 consolidated financial statements include the accounts of Fallbrook Technologies Inc. and Viryd through December 18, 2008.

(2)	The pro forma basic and diluted net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares resulting from the assumed conversion of the outstanding shares of convertible preferred stock and the exercise of warrants prior to the closing of the offering. The assumed conversion is calculated using the if-converted method, as if such conversion had occurred as of the beginning of the period presented or as of the original issuance date, if later.

(3)	In 2006, we issued 1,429,487 shares of Series C convertible preferred stock for cash in the amount of $7,636,000, recorded net of issuance costs of $6,000.

(4)	On December 18, 2008, we sold an aggregate of 63,607,402 shares of our Series D convertible preferred stock at a purchase price of $0.3992 per share for a total of $25.4 million, of which $20.6 million was in cash and $4.8 million was from the conversion of principal and accrued interest on our then outstanding convertible debt.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Prospectus Summary—Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and our consolidated financial statements included elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview
Our NuVinci Technology

We have developed patented transmission technology, sold under the “NuVinci” brand. It is designed to improve the overall efficiency and performance of mechanical systems that require variation between the speed of a primary drive and the speed required to operate the mechanical system.

Our NuVinci technology is a new type of continuously variable transmission (CVT) that can be used in a wide variety of end market applications. A CVT is a transmission that effectively has an infinite number of gear ratios within its range. Our technology is currently available in the global market for bicycle transmissions, where it has been used to replace the rear wheel gear assembly. We are also currently developing applications for a number of other target end markets. These include alternators, air conditioning compressors and superchargers for the automotive accessory drives market, and primary transmissions for the electric vehicles, wind turbines, and lawn care equipment markets.

We were originally formed in 2000, and to date have raised approximately $62 million in financing to develop and commercialize our technology. We have focused on developing applications for a group of target end markets that offer the most attractive competitive advantages and potential for economic returns. As of July 31, 2010, we invested in the development and protection of intellectual property resulting in a worldwide portfolio of 176 patents (including validated countries) and 189 patent applications.

Commercialization

Our first commercial product, a CVT for bicycles, was introduced in January 2007, under a development and manufacturing license agreement with Aftermarket Technologies Corp. (ATC) for the development, manufacturing and sale of our bicycle CVT. Our revenue from that agreement consisted of royalties on ATC’s product sales, license fees, and revenue from engineering services. In February 2008, to gain greater control of manufacturing and sales, we ended our relationship with ATC, and transitioned to a contract manufacturing arrangement with MTD Products Inc. (MTD). The contract manufacturing agreement with MTD was signed in March 2008. At the same time, we assumed direct responsibilities for sales and marketing. As part of the transition to MTD, we purchased the manufacturing line and associated equipment from ATC and moved the manufacturing line to MTD’s facilities. MTD spent approximately six months setting up and testing the manufacturing line and production of the bicycle CVT resumed in September 2008. Before manufacturing resumed at MTD, we sold the bicycle CVTs out of the inventory that had been built up by ATC. After September 2008, we purchased bicycle CVTs from MTD and sold them directly to original equipment manufacturers (OEMs) and distributors. However, the per unit cost of the bicycle CVTs manufactured by MTD was prohibitive because the manufacturing process used a long lead time supply chain. We have determined that it would be most cost effective and would provide for the largest growth opportunity to concentrate the supply base in one off-shore region or location.

In 2009, we began the process of phasing out production of our existing bicycle CVTs to prepare for the manufacturing launch of the next generation bicycle CVT, called the N360, which launch occurred in June 2010. We terminated our contract manufacturing agreement with MTD in October 2009, after building

2,600 units of inventory for us to continue to deliver products to customers while our next contract manufacturer prepares for production of the N360. We have engaged a contract manufacturer, Tri Star Group, located in Shanghai, China, to manufacture the N360. The production of prototypes began in December 2009 and we launched manufacturing of the N360 in June 2010 and shipped initial products to customers in July 2010. The N360 will have many improvements over the current bicycle CVT including a weight reduction of at least 35%, a size reduction of at least 10%, improved shift feel and responsiveness, and the CVT will be easier to assemble with over 50% fewer parts. We believe the improved design of the N360 will have a much broader appeal in the marketplace. In addition, as Tri Star is located in China and is near most of the component suppliers, inbound logistics costs will be lower and coordination will be easier. Through the combination of the fixed-priced manufacturing agreement with Tri Star, new component suppliers, and improved design, we expect the N360 will have a per unit cost that is at least 50% less than the per unit cost of the N171 bicycle CVT.

The end markets for our NuVinci technology on which we are currently focusing are automotive accessory drives, electric vehicles, bicycles, small wind turbines and lawn care equipment. We are at different stages of development of the products for each of these end markets. While we have spent several years developing our core technology, our past experience in launching our bicycle product and developing other products to date indicates that the product development process to apply our core technology in each of our target end market applications takes from 18 to 34 months from start to finish, depending on the complexity of the particular application. The key steps of the development cycle include product design, prototyping and testing, production design validation, manufacturing tooling and process development, including supplier development and manufacturing launch. Manufacturing of the N360 launched in June 2010. The NuVinci CVT for the automotive accessory drive, lawn care equipment, and small wind turbines end markets is in the prototyping and testing stage of development. We anticipate that we or our licensee will launch production of our products into the automotive accessory drive and small wind turbines end markets in 2011 and lawn care equipment market in 2012. The application for the electric vehicles end market is in the design stage of development and production is expected to launch in 2013. Other than for certain applications where we will rely on the assistance of licensees or joint venture partners, we expect the net proceeds from this offering and our existing cash and cash equivalents will provide us with sufficient resources to fund the development of these product applications.

We expect to manufacture NuVinci CVTs for automotive accessory drives, electric vehicles, bicycles and small wind turbines primarily through a contract manufacturer and to sell these products to distributors, OEMs, or directly to customers. Starting in 2011, we will manufacture and sell the NuVinci CVTs to Viryd Technologies Inc. (Viryd). We have also licensed to Viryd the rights to manufacture and sell the NuVinci CVTs for the small wind turbines market and we will receive royalties from Viryd should they manufacture the CVTs. In the near term, we anticipate this revenue will be primarily from product sales, but over the longer term it may be primarily from royalties. We have licensed the rights to manufacture and sell NuVinci CVTs for lawn care equipment to Hydro-Gear in that end market and will receive royalties from them. We may also opportunistically license the manufacturing of products of other end market applications to certain manufacturers or OEMs that will commercialize products utilizing our NuVinci technology. We will receive revenue through the sale of engineering services, license fees, and royalties on product sales. In all licensing and development arrangements, we own all patentable improvements to our NuVinci CVT. In our view, the use of contract manufacturing to manufacture our NuVinci CVTs and licensing our technology to OEMs has several advantages over in-house manufacturing. These advantages include lower capital requirements, less operational complexity, the need for fewer permanent employees and faster commercialization of new applications.

Financial Overview

Revenues

We primarily derive our revenues from product sales, license fees and royalties, engineering services, and related party revenues.

Product sales. These revenues to date consist primarily of sales of our bicycle CVTs. We started to earn product sales revenue when we transitioned from the licensing business model for the bicycle CVTs to a manufacturing model. As part of the transition plan, in February 2008 we purchased finished bicycle CVTs from our licensee manufacturer (ATC) for inventory so that we could continue to fulfill customer orders. In March 2008, we began outsourcing physical manufacturing to a contract manufacturer and started selling the NuVinci CVTs directly to OEMs and distributors. We have been working with a new manufacturer, Tri Star Group (Tri Star), located in Shanghai, China, to design and prepare for production of the N360. We believe the improved design of the N360 bicycle CVT will have a much broader appeal in the marketplace and that product sales will increase accordingly. We launched manufacturing of the N360 in June 2010 and shipped initial products to customers in July 2010.

We expect to launch our product for the automotive accessory drives market in 2011 and electric vehicles market in 2013 using one or more contract manufacturers.

License fees and royalties. We receive license fees and royalties from the licensing of our NuVinci technology to manufacturers and OEMs. We receive license fees up front from customers upon or shortly after the signing of our licenses and we recognize license fee revenues when the license term commences and there are no future performance obligations or requirements. When the contract requires us to provide engineering development services during the license term, license fee revenue is deferred and recognized over the term of the contract or the remaining estimated period of continuing involvement. We also receive royalties from product sales by our licensees. Lawn care equipment CVT production is expected to be launched in 2012 by Hydro-Gear, who licensed the rights to manufacturer and sell NuVinci CVTs for that end market.

As we develop and commercialize NuVinci technology, additional manufacturers and OEMs may sign license agreements for those products and we would generate additional license fees and royalty revenue.

Engineering services. These revenues consist primarily of fees for engineering services that we provide to manufacturers and OEMs associated with applying the NuVinci CVT technology to their products. We own all of the intellectual property that results from our engineering work. In some engineering services agreements, we may receive partial payments from manufacturers or OEMs upfront before the project or pre-determined milestones are completed. Such pre-payments are recorded as revenue when we meet pre-determined milestones.

Development under engineering services agreements is intended to lead to commercialization of NuVinci CVTs. For example, the development performed under the engineering services agreements with Viryd in 2008 and 2009 for the small wind turbine end market will result in the launch of the product in 2011. We expect that the engineering services agreements for the automotive accessory drive for superchargers will lead to commercialization and manufacturing in 2011 as well as lawn care equipment CVTs by 2012.

As we advance the development of the NuVinci CVT technology, we expect other manufacturers and OEMs to sign engineering services agreements to develop the NuVinci CVTs for their specific products.

Related-party revenues. These revenues are earned from providing administrative, operations and engineering support services to Viryd subsequent to its spin-off on December 18, 2008. We expect administrative support services to Viryd to decline as they hire additional administrative staff. However, we expect to continue to provide operations and engineering support services as they prepare to manufacture and sell their products. The engineering support services that we have provided to Viryd have led to the development of a product we expect Viryd to launch, under the license from us, for the small wind turbine end market in 2010. We expect product sales revenue to increase when we begin to manufacture and sell our NuVinci CVT for the small wind turbine end market in 2011.

Cost of revenues

The cost component for each of our main sources of revenues consists primarily of cost of product sales, license fees and royalties, engineering services and related-party revenues.

Cost of product sales. Since March 2008, when we started the contract manufacturing business model, cost of product sales represent costs of purchasing the NuVinci CVTs from contract manufacturers that we then sell to OEMs and distributors. Prior to March 2008, we employed a licensing model for the production of the bicycle CVTs when we earned royalties from sales of the bicycle CVTs by our licensed manufacturer (ATC). Through the combination of the fixed-priced manufacturing agreement with Tri Star, new component suppliers, and improved design, we expect the N360 will have a per unit cost that is at least 50% less than the per unit cost of the N171 bicycle CVT.

Also included in cost of product sales are depreciation of assembly line equipment that we purchased from ATC as part of the transition to MTD and provisions for estimated future warranty claims expense. Because our cost of product sales has, to date, exceeded our product selling price, our cost of product sales also includes provisions to write down the carrying value of inventories to their net realizable value.

In 2011, we expect our licensee, Viryd, to launch the production of the NuVinci CVTs for the small wind turbine end market. We will be selling NuVinci CVTs manufactured by Tri Star to Viryd. We expect to launch the manufacturing and sales of automotive accessory drives in 2011 and CVTs for electric vehicles in 2013. We will be providing these NuVinci products to our customers through one or more contract manufacturers.

Cost of license fees and royalties. These represent the costs of support provided to our licensees. For example, certain of our license agreements require that we provide engineering support to the manufacturer for a period of time as it commences production of our NuVinci bicycle CVTs. If we enter into additional licensing agreements that will require us to provide engineering support to the customers, we expect our costs will increase proportionally with the increases in revenue.

Cost of engineering services. These represent the costs of our development, primarily engineering labor and related expenses, incurred as we perform our obligations under the engineering services agreements between us and the manufacturer or OEMs.

In 2009, we signed an engineering services agreement for an automotive accessory drive for superchargers and another agreement for the lawn care equipment CVT. Engineering services revenue and cost of engineering services will be recorded when we achieve pre-determined milestones.

As we advance the development of the NuVinci CVT technology, we expect other manufacturers and OEMs to sign engineering services agreements to develop the NuVinci CVTs for their specific products. Thus the cost of engineering services will increase along with engineering services revenue.

Cost of related-party revenues. These represent the costs of providing administrative, operations and engineering support services to Viryd. We expect administrative support services to Viryd to decline as they hire additional administrative staff. However, we expect to continue to provide operations and engineering support services as they prepare to manufacture and sell their products.

Operating expenses

Our operating expenses consist primarily of development expenses and selling, general and administrative expenses.

Research and development expenses. These costs include salaries and related expenses for engineering personnel, cost of building and testing product prototypes, rent expense for our facilities in Cedar Park, Texas and depreciation of machinery, furniture, and equipment used by the engineering personnel.

Development expenses will increase as we continue to develop NuVinci technology. We expect our investment in development expenses for existing and future potential applications may lead to future engineering services and license agreements and ultimately commercialization.

Selling, general and administrative expenses. These costs consist primarily of salaries and related expenses for personnel in the business development, administration, intellectual property and finance departments. Other expenses include trade show costs, advertising and marketing, professional fees for legal and accounting, general office expenses, facility rent for our corporate offices in San Diego, California, utilities, various insurance expenses, amortization of capitalized patent costs and intangibles, depreciation of various furniture and equipment, and other general administrative expenses.

We expect selling, general and administrative expenses to increase as we commercialize additional NuVinci CVT products, increase our business development and marketing efforts worldwide and as we begin to operate as a public company and continue to build our corporate infrastructure. These increases will likely include salaries and related expenses, legal and consultant fees, accounting fees, rent and utilities, director fees, increased directors’ and officers’ insurance premiums, and fees for investor relations services.

Interest income (expense)

Interest and dividend income. This consists of interest and dividend income earned on our cash, cash equivalents and short-term investments.

Interest expense. This consists primarily of interest paid on our line of credit, note payable, capital lease, and non-cash interest related to convertible unsecured promissory notes and warrants.

Results of Operations

Comparison of the Six Months Ended June 30, 2009 and 2010

	Six Months Ended
	June 30,		Increase	Percentage
	2009	2010	(Decrease)	Change
	($ in thousands)

Revenues:
Product sales	$327	$36	$(291)	(89)%
License fees and royalties	6	6	–	–
Engineering services	53	227	174	328%
Related party revenues	286	191	(95)	(33)%

Total revenues	672	460	(212)	(32)%

Cost of revenues:
Cost of product sales	1,697	330	(1,367)	(81)%
Cost of engineering services	37	97	60	162%
Cost of related party revenues	395	94	(301)	(76)%

Total cost of revenues	2,129	521	(1,608)	(76)%

Gross loss	(1,457)	(61)	1,396	(96)%

Operating expenses:
Research and development	2,656	3,046	390	15%
Selling, general and administrative	2,332	3,568	1,236	53%

Total operating expenses	4,988	6,614	1,626	33%

Operating loss	(6,445)	(6,675)	(230)	4%

Other income (expense):
Interest and dividend income	64	4	(60)	(94)%
Interest expense	(49)	(44)	5	(10)%
Transaction loss on foreign currency exchange	–	(11)	(11)	N/A

Total other income (expense)	15	(51)	(66)	(440)%

Net loss	$(6,430)	$(6,726)	$(296)	5%

Revenues

	Six Months Ended
	June 30,		Increase	Percentage
	2009	2010	(Decrease)	Change
	($ in thousands)

Product sales	$327	$36	$(291)	(89)%
License fees and royalties	6	6	–	–
Engineering services	53	227	174	328%
Related party revenues	286	191	(95)	(33)%

Total revenues	$672	$460	$(212)	(32)%

Total revenues for the six months ended June 30, 2010 decreased by $212,000, or 32%, compared to the six months ended June 30, 2009.

Product sales decreased by $291,000, or 89%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. This decrease was primarily attributable to the decrease in the sales volume of the bicycle CVT, while the unit sales price remained relatively stable. The decrease in CVT sales volume was the direct result of the phasing out of the N171 bicycle CVT model, in anticipation of the next generation N360 bicycle CVT, which commercially launched in July 2010. We expect that sales of the N171 model will continue to decline, while sales of the N360 commences. As the N360 is different than the N171 because the N360 is smaller, lighter and more efficient, we believe that the N360 will attract more and different customers in the bicycle market as they are now able to integrate the N360 in their various bicycle models. As such, we do not expect to have high levels of customer concentration with N360 sales compared to N171 sales in 2009.

Engineering services revenue increased by $174,000, or 328%, during the six months ended June 30, 2010 compared to the six months ended June 30, 2009. This increase was the result of the recognition of $227,000 for engineering services revenue derived from the successful completion of two milestones on the development of a supercharger for the automotive market using our continuously variable accessory drive (CVAD) for one customer, as compared to $53,000 recognized in the first quarter of 2009 related to engineering services for the collaborative exploration of using an accessory drive for motorcycle applications for a different customer in a different market.

Related party revenues are primarily comprised of support services and engineering services for Viryd (a subsidiary that was spun-off in December 2008), which decreased by $95,000, or 33%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. Related party revenues from accounting and administrative support services decreased by $151,000 during the six months ended June 30, 2010 compared to the six months ended June 30, 2009 due to additional support services provided in 2009 following the December 2008 spin-off of Viryd, which required support for its transition into a newly operating, stand-alone entity. As demonstrated in the first and second quarters of 2010, we expect support services to decline going forward as Viryd has hired a chief financial officer, accounting manager, and administrative assistant to handle accounting and administration on their own, thereby no longer requiring support services from us. The decrease of accounting and administrative support services was offset by the increase in related party revenues for engineering services. Related party revenues for engineering services increased by $54,000 during the six months ended June 30, 2010 compared to the six months ended June 30, 2009, as we performed engineering and component design services on the CVT units for use in a full Viryd prototype wind turbine, while engineering services during the six months ended June 30, 2009 were minimal.

Cost of revenues

	Six Months Ended
	June 30,		Increase	Percentage
	2009	2010	(Decrease)	Change
	($ in thousands)

Cost of product sales	$1,697	$330	$1,367)	(81)%
Cost of engineering services	37	97	60	162%
Cost of related party revenues	395	94	(301)	(76)%

Total cost of revenues	$2,129	$521	$1,608)	(76)%

Total cost of revenues for the six months ended June 30, 2010 decreased by $1,608,000, or 76%, compared to the six months ended June 30, 2009.

Cost of product sales decreased $1,367,000, or 81%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. This decrease was primarily attributable to $673,000 in lower-of-cost-or-market inventory write-downs that were recognized during the six months ended June 30, 2009 because the CVT unit cost exceeded the sales price. This decrease was offset by a $260,000 inventory write-down on developer kits during the six months ended June 30, 2010, which resulted from a Professional Services Agreement entered into in May 2010 that will begin the development of an auto-shifting system equipped with the N360 CVT, which will essentially replace our existing developer kits. The decrease in cost of product sales was also due to a $446,000 decrease in depreciation and amortization of manufacturing line assets during the six months ended June 30, 2010, compared to the six months ended June 30, 2009, due to the disposal of manufacturing equipment in the fourth quarter of 2009 and the write-off of intangible assets associated with the trade secrets and manufacturing processes used by MTD in third quarter of 2009. The remaining decrease in cost of product sales was due to the decrease in the total number of N171 CVT units sold during the six months ended June 30, 2010 compared to the six months ended June 30, 2009 as a result of the anticipated release of the next generation N360 bicycle CVT.

Cost of engineering services increased by $60,000, or 162%, during the six months ended June 30, 2010 compared to the six months ended June 30, 2009. This increase was due to $97,000 in cost of engineering services provided during the six months ended June 30, 2010 for the development of a supercharger for the automotive market using our CVAD under an engineering services agreement that commenced in June 2009. This increase was offset by $37,000 of costs incurred in the first quarter of 2009 for an engineering services agreement entered into in October 2008 for a collaborative exploration of using an accessory drive for motorcycle applications that did not recur in the six months ended June 30, 2010.

Cost of related party revenues decreased by $301,000, or 76%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 due primarily to the $228,000 decrease in cost of engineering services provided to Viryd. Cost of related party revenues for engineering services in the six months ended June 30, 2009 were higher than the six months ended June 30, 2010 because we incurred higher engineering costs associated with the design and development of a NuVinci CVT for the small wind turbine end market under the engineering services agreement that we signed with Viryd in April 2008. In addition, the cost of related party revenues for accounting and administrative support services decreased by $75,000 in the six months ended June 30, 2010 as compared to the six months ended June 30, 2009 due to the decrease in support services provided to Viryd. We expect cost of related party revenues for support services to decline going forward, as Viryd has begun handling accounting and administration on their own.

Operating expenses

Research and development

	Six Months Ended
	June 30,		Increase	Percentage
	2009	2010	(Decrease)	Change
	($ in thousands)

Research and development	$2,656	$3,046	$390	15%

Research and development expense increased by $390,000, or 15%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009.

Research and development expense increased due to a $241,000 increase in prototype costs, shop supplies and the associated freight in the six months ended June 30, 2010 as part of our development of the N360 in preparation for production launch in July 2010 and our internal continuous development of the NuVinci technology for the automotive accessory drives end-market. There was also a $144,000 increase in travel expense in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily relating to engineers traveling to China as they work with Tri Star on the N360 production launch.

Selling, general and administrative

	Six Months Ended
	June 30,		Increase	Percentage
	2009	2010	(Decrease)	Change
	($ in thousands)

Selling, general and administrative	$2,332	$3,568	$1,236	53%

Selling, general and administrative expense for the six months ended June 30, 2010 increased by $1,236,000, or 53%, compared to the six months ended June 30, 2009.

The increase in selling, general and administrative expense was primarily due to a $511,000 increase in salaries and payroll related expenses in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 due to the addition of seven new positions, including chief operating officer and vice president of operations. There was also a $42,000 increase in share-based compensation expense in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 resulting from stock options that were granted during 2009. There were no stock options granted during the six months ended June 30, 2010. Additionally, there was a $171,000 increase during the six months ended June 30, 2010 compared to the six months ended June 30, 2009 for accounting expenses related to the audit work performed for the restatement of our 2004 through 2008 financial statements, as well as completion of the audit of our 2009 financial statements.

The increase in selling, general and administrative expense was also the result of a $386,000 increase in business and marketing consulting expense and business development expense during the six months ended June 30, 2010 compared to the six months ended June 30, 2009. This increase was primarily attributable to an increase in travel, meals, and tradeshow expenses resulting from an increase in trade show activity to promote the new N360 product, which began commercial sales in July 2010. We have attended twice as many tradeshows during the six months ended June 30, 2010 compared to the six months ended June 30, 2009, which also caused a $42,000 increase in freight expense.

As we commercialize additional NuVinci CVT products, increase our business development and marketing efforts worldwide, and continue to build out the corporate infrastructure needed to support a public company, we expect selling, general and administrative expenses to continue to increase in the near term.

Interest income (expense)

Interest and dividend income

	Six Months Ended
	June 30,		Increase	Percentage
	2009	2010	(Decrease)	Change
	($ in thousands)

Interest and dividend income	$64	$4	$(60)	(94)%

Interest and dividend income decreased by $60,000, or 94%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. This decrease was attributable to the fact that we did not invest in any debt or equity securities during the six months ended June 30, 2010, whereas we held $9,825,000 in investments as of March 31, 2009.

Interest expense

	Six Months Ended
	June 30,		Increase	Percentage
	2009	2010	(Decrease)	Change
	($ in thousands)

Interest expense	$49	$44	$(5)	(10)%

Interest expense remained relatively consistent with a $5,000, or 10%, decrease during the six months ended June 30, 2010 compared to the six months ended June 30, 2009. There were no borrowings or repayments on the $2,000,000 outstanding on our revolving line of credit during the six months ended June 30, 2010 or the six months ended June 30, 2009. The average interest rate during the six months ended June 30, 2010 was relatively consistent with the average interest rate during the six months ended June 30, 2009.

Comparison of the Years Ended December 31, 2008 and 2009

	Year Ended
	December 31,		Increase	Percentage
	2008	2009	(Decrease)	Change
	($ in thousands)

Revenues:
Product sales	$320	$467	$147	46%
License fees and royalties	914	12	(902)	(99)%
Engineering services	998	53	(945)	(95)%
Related party revenues	19	512	493	2,595%
Other	32	–	(32)	(100)%

Total revenues	2,283	1,044	(1,239)	(54)%

Cost of revenues:
Cost of product sales	1,158	6,639	5,481	473%
Cost of license fees and royalties	368	–	(368)	(100)%
Cost of engineering services	488	37	(451)	(92)%
Cost of related party revenues	11	584	573	5,209%
Cost of other revenues	23	–	(23)	(100)%

Total cost of revenues	2,048	7,260	5,212	254%

Gross (loss) profit	235	(6,216)	(6,451)	(2,745)%

Operating expenses:
Research and development	5,939	5,426	(513)	(9)%
Selling, general and administrative	4,382	5,097	715	16%

Total operating expenses	10,321	10,523	202	2%

Operating loss	(10,086)	(16,739)	(6,653)	66%

Other income (expense):
Interest and dividend income	127	87	(40)	(31)%
Interest expense	(597)	(574)	23	(4)%

Total other income (expense)	(470)	(487)	(17)	4%

Net loss	$(10,556)	$(17,226)	$(6,670)	63%

Revenues

	Year Ended
	December 31,		Increase	Percentage
	2008	2009	(Decrease)	Change
	($ in thousands)

Product sales	$320	$467	$147	46%
License fees and royalties	914	12	(902)	(99)%
Engineering services	998	53	(945)	(95)%
Related party revenues	19	512	493	2,595%
Other	32	–	(32)	(100)%

Total revenues	$2,283	$1,044	$(1,239)	(54)%

Total revenues for the year ended December 31, 2009 decreased by $1,239,000, or 54%, compared to the year ended December 31, 2008.

Product sales for 2009 increased by $147,000, or 46%, compared to 2008. In March 2008, we transitioned from a licensing business model for the bicycle CVT to a manufacturing model that outsources physical manufacturing to a contract manufacturer. At that time, we started selling the NuVinci bicycle CVT’s directly to OEMs and distributors. The increase in product sales in 2009 was the result of a full year of selling the bicycle CVT’s via contract manufacturing.

License fees and royalties decreased by $902,000, or 99%, in 2009 compared to 2008. The $914,000 in license fees and royalties revenue that were earned from our licensed manufacturer and OEM customers in 2008 were not replicated in 2009. In February 2008, we terminated our manufacturing license agreement with ATC, who had paid us $50,000 in May 2005 and $950,000 in August 2006, for a total of $1,000,000 in nonrefundable license fees. We were previously recognizing that license fee revenue over a period of five years. When the manufacturing license agreement terminated, $733,000 of unrecognized license fees were immediately recognized. The remaining $181,000 of license fees and royalties that were recognized in 2008 were from Valvoline, our trademark licensee, and royalties from ATC, which did not recur in 2009. In March 2008, we engaged a contract manufacturer for the bicycle CVT. As a result of replacing our licensed manufacturer with a contract manufacturer in 2008, there were no manufacturing license fees from bicycle CVT products in 2009.

Engineering services revenue decreased by $945,000, or 95%, in 2009 compared to 2008. The majority of the $998,000 engineering services revenue earned in 2008, were from agreements signed in 2007 with various manufacturers and OEMs. When we established the contract manufacturing arrangement for the NuVinci CVTs in March 2008, we primarily focused on manufacturing and selling the bicycle CVTs. Because of limited resources, we did not focus on selling additional engineering services to develop NuVinci CVTs for new applications other than those that were committed to customers in 2007. Nearly all of our engineering services agreements signed in 2007 were completed by the end of 2008. In 2009, we signed an engineering services agreement for an automotive accessory drive for superchargers and another agreement for the lawn care equipment CVT. Although we may receive partial payments upfront from these engineering services agreements, we will not recognize engineering services revenue until we meet the pre-determined milestones.

Related-party revenues were recognized for the first time in December 2008 and continued through 2009, because of contractual agreements for us to provide support services and engineering services to Viryd subsequent to the December 18, 2008 spin-off of Viryd.

Cost of revenues

	Year Ended
	December 31,		Increase	Percentage
	2008	2009	(Decrease)	Change
	($ in thousands)

Cost of product sales	$1,158	$6,639	$5,481	473%
Cost of license fees and royalties	368	–	(368)	(100)%
Cost of engineering services	488	37	(451)	(92)%
Cost of related party revenues	11	584	573	5,209%
Cost of other revenues	23	–	(23)	(100)%

Total cost of revenues	$2,048	$7,260	$5,212	254%

Total cost of revenues for the year ended December 31, 2009 increased by $5,212,000, or 254%, compared to the year ended December 31, 2008.

This increase was primarily due to the $5,481,000 increase in cost of product sales of the bicycle CVTs. In March 2008, we transitioned from a licensing business model for the bicycle CVT to a manufacturing model that outsources physical manufacturing to a contract manufacturer. We purchased manufacturing line equipment for $3,952,000 and intangible assets for $700,000 from ATC that included trade secrets and manufacturing processes used to manufacture the N171. We delivered the manufacturing line equipment to

MTD for the manufacture of bicycle CVTs. Prior to the termination of the Manufacturing Supply Agreement in October 2009, our projected cost of the CVT over the term of the agreement was expected to decrease to an amount that would yield a positive margin and the total undiscounted cash flows at inception and as assessed over the term of the manufacturing supply agreement would be sufficient to recover the cost of the tangible and intangible assets associated with the manufacturing line. Per the terms of the agreement with MTD, there would be four cost reduction phases. Each phase lasted 120 days, with the first phase commencing on the day production began, which was in September 2008. MTD had presented to the Company its cost reduction production plan and based on the plan, we expected that the N171 would be sold at a negative gross margin for approximately the first eight months of production, as MTD stabilized the supply base and manufacturing processes, and would not achieve positive gross margin until the third phase, which would have been by August 2009. Since the period production commenced in September 2008, we monitored MTD’s progress against the production plan. By the third quarter of 2009, MTD was still utilizing costly parts, and the long supply chain lead time was contributing to the costly manufacturing process. Accordingly, MTD was not able to achieve the cost reductions specified in the production schedule in the time frame anticipated. In the third quarter of 2009, we had discussions with MTD regarding the continued high cost and unstable production levels and whether MTD would be interested in producing the next generation product. Unresolved negotiations about product cost, unstable production levels, and considerations relating to the production of the next generation product led management to believe that the carrying amounts of certain tangible and intangible assets associated with the production line used by MTD may not be recoverable. We then assessed our manufacturing line equipment and intangibles associated with trade secrets and manufacturing processes used by MTD for potential impairment and recorded an impairment loss of $1,537,000 in the third quarter of 2009 based upon the estimated fair value of the manufacturing equipment and $490,000 in the third quarter of 2009 for the intangible assets used by MTD as they would no longer provide future benefit. This was because of the decision to cease production of the N171 with which it was associated before the end of the intangible assets’ previously estimated useful life. Further, these unresolved negotiations about product cost and unstable production levels between the Company and MTD caused us to terminate the manufacturing supply agreement with MTD. In connection with the early termination of the manufacturing supply agreement with MTD, we agreed to transfer the manufacturing line equipment to MTD and as a result, recorded a loss on disposal of manufacturing line equipment of $1,455,000 in the fourth quarter of 2009.

The increase in cost of product sales was also due to a $952,000 lower of cost or market charge on inventory incurred during 2009. This charge was the result of the unit cost of the N171 model of the bicycle CVT being higher than the sales price and, as a result, we recorded a lower of cost or market charge relating to the inventory on hand. Through the combination of the fixed-priced manufacturing agreement with Tri Star, new component suppliers, and improved design, we expect the next generation bicycle CVT, the N360, will have a per unit cost that is at least 50% less than the per unit cost of the N171 bicycle CVT. In connection with the manufacturing launch of the N360 in June 2010, we recorded an obsolescence charge of $357,000 during 2009, for the excess inventory of the previous N171 bicycle CVTs on hand. Cost of product sales also increased because of an increase in depreciation of manufacturing equipment by $199,000, or 38%, compared to 2008. The remaining increase in cost of product sales in 2009 was due to a full year of selling the bicycle CVTs via contract manufacturing.

Costs of license fees and royalties in 2009 decreased by $368,000, or 100%, compared to 2008. This was the result of the termination of the manufacturing license agreement with our former bicycle CVT manufacturer, ATC, in February 2008. Under the manufacturing license agreement, we provided engineering support to the manufacturer as it commenced production of our bicycle CVTs.

Cost of engineering services for 2009 decreased by $451,000, or 92%, compared to 2008. The decrease was due to the decline in engineering services provided during 2009, as engineering services agreements signed in 2007 with various manufacturers and OEMs were completed by the end of 2008. In 2009, we signed an engineering services agreement for an automotive accessory drive for superchargers and another agreement for the lawn care equipment CVT. We are currently providing engineering services under those agreements. We expect to recognize cost of engineering services relating to those agreements in 2010 and 2011 when the predetermined engineering milestones are met and revenues are recognized.

Cost of related-party revenues increased by $573,000, or 5,209%, as they were recognized for the first time starting in December 2008, for contractual agreements to provide support services and engineering services to Viryd subsequent to the December 18, 2008 spin-off of Viryd. The engineering services that we provided to Viryd during 2009 were to design and develop a NuVinci CVT for the small wind turbine end market. The NuVinci CVT that we are designing and developing for Viryd can also be used by other potential customers in industries outside of the wind turbine end market. We can either license or arrange contract manufacturing for the same-size NuVinci CVT for other end markets. We incurred higher development costs for the NuVinci CVT for Viryd than expected resulting in a negative gross margin for the engineering services that we provided to Viryd.

Operating expenses

Research and development

	Year Ended
	December 31,		Increase	Percentage
	2008	2009	(Decrease)	Change
	($ in thousands)

Research and development	$5,939	$5,426	$(513)	(9)%

Research and development expense for the year ended December 31, 2009 decreased by $513,000, or 9%, compared to the year ended December 31, 2008.

Prior to the spin-off of Viryd in December 2008, we consolidated Viryd’s research and development expenses. Included in the $5,939,000 of research and development expense incurred during 2008 was $874,000 of research and development expense incurred by Viryd to develop the NuVinci CVTs for the small wind turbine end market. Excluding Viryd’s research and development costs from 2008, our development expense for 2009 increased by $360,000, or 7%. The increase was primarily due to a $191,000 increase in prototype costs incurred as part of our internal continuous development of the next generation of the NuVinci bicycle CVT, as well as supporting the bicycle CVT that is currently being sold in the market. Salaries and payroll-related expenses increased by $91,000, as a result of our engineering team devoting some development efforts to improve and explore opportunities for the core NuVinci technology in the automotive accessory drives end market, which was recognized as research and development expense. In 2008, these labor costs were associated with license fees and engineering services revenue, which were recognized as costs of revenue. Engineering consulting expense for 2009 increased by $112,000, compared to 2008.

Selling, general and administrative

	Year Ended
	December 31,		Increase	Percentage
	2008	2009	(Decrease)	Change
	($ in thousands)

Selling, general and administrative	$4,382	$5,097	$715	16%

Selling, general and administrative expense for the year ended December 31, 2009 increased by $715,000, or 16%, compared to the year ended December 31, 2008.

Salaries and payroll-related expenses increased by $175,000 due to the addition of three employees in 2009, including the Chief Operating Officer. Share-based compensation expense increased by $196,000, from $160,000 in 2008 to $356,000 in 2009. During 2009, we incurred an additional $258,000 in accounting expenses associated with the restatement of our prior year financial statements. In addition, business and marketing consulting expense increased by $318,000 and travel expenses increased by $67,000 in 2009. These increases were offset by a $329,000 decrease in 2009 because of the spin-off of Viryd in December 2008.

Interest income (expense)

Interest and dividend income

	Year Ended
	December 31,		Increase	Percentage
	2008	2009	(Decrease)	Change
	($ in thousands)

Interest and dividend income	$127	$87	$(40)	(31)%

Interest and dividend income for the year ended December 31, 2009, decreased by $40,000, or 31%, compared to the year ended December 31, 2008.

The decrease of $40,000 was attributable to lower interest rates in 2009 as compared to 2008 on certificates of deposit, money market funds, auction rate securities, and checking accounts, as well as the shorter term investments in which we invested. This decrease was offset by an increase in average cash, cash equivalents and short-term investments of $5,584,000 in 2008 to $12,652,000 in 2009 because of $20,594,000 in cash proceeds from the Series D Preferred Stock financing that closed in December 2008 and $4,000,000 in cash proceeds from the Series D Preferred Stock financing that closed in December 2009.

Interest expense

	Year Ended
	December 31,		Increase	Percentage
	2008	2009	(Decrease)	Change
	($ in thousands)

Interest expense	$597	$574	$(23)	(4)%

Interest expense for the year ended December 31, 2009 decreased by $23,000, or 4%, compared to the year ended December 31, 2008.

Various financing activities generated the interest expense in 2008. During 2008, we recorded $180,000 of non-cash interest expense and $49,000 for a beneficial conversion charge in connection with the $4,618,000 convertible unsecured promissory note dated August 8, 2008, which was converted into Series D Preferred Stock in December 2008. We also recorded non-cash interest expense of $212,000 during 2008 for the value of the detachable warrants that were associated with the $4,618,000 convertible unsecured promissory note. Also included in interest expense for 2008 was $98,000 of interest expense related to an April 2008 promissory note for $1,952,000. The remaining interest expense recorded in 2008 was related to the $2,000,000 that was drawn down from the line of credit on April 2, 2008. Proceeds from the April 2008 promissory note and draw down on the line of credit were used to purchase the manufacturing assets from our former bicycle CVT manufacturer, ATC. We paid off the promissory note and accrued interest in December 2008.

Interest expense incurred during 2009 was primarily related to $476,000 in non-cash interest expense associated with a warrant issued in connection with a guarantee on our line of credit and interest expense from the $2,000,000 balance that remained outstanding throughout the year on our line of credit.

Comparison of the Years Ended December 31, 2007 and 2008

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Revenues:
Product sales	$–	$320	$320	N/A
License fees and royalties	295	914	619	210%
Engineering services	327	998	671	205%
Related party revenues	–	19	19	N/A
Other	92	32	(60)	(65)%

Total revenues	714	2,283	1,569	220%

Cost of revenues:
Cost of product sales	–	1,158	1,158	N/A
Cost of license fees and royalties	1,005	368	(637)	(63)%
Cost of engineering services	822	488	(334)	(41)%
Cost of related party revenues	–	11	11	N/A
Cost of other revenues	65	23	(42)	(65)%

Total cost of revenues	1,892	2,048	156	8%

Gross (loss) profit	(1,178)	235	1,413	120%

Operating expenses:
Research and development	2,985	5,939	2,954	99%
Selling, general and administrative	2,842	4,382	1,540	54%

Total operating expenses	5,827	10,321	4,494	77%

Operating loss	(7,005)	(10,086)	(3,081)	(44)%

Other income (expense):
Interest and dividend income	447	127	(320)	(72)%
Interest expense	–	(597)	(597)	N/A

Total other income (expense)	447	(470)	(917)	(205)%

Net loss	$(6,558)	$(10,556)	$(3,998)	61%

Revenues

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Product sales	$–	$320	$320	N/A
License fees and royalties	295	914	619	210%
Engineering services	327	998	671	205%
Related party revenues	–	19	19	N/A
Other	92	32	(60)	(65)%

Total revenues	$714	$2,283	$1,569	220%

Total revenues for the year ended December 31, 2008 increased by $1,569,000, or 220%, compared to the year ended December 31, 2007.

This increase of $1,569,000 was primarily a result of a $619,000 increase in license fees and royalties and a $671,000 increase in engineering services. The majority of the $998,000 engineering services revenue earned in 2008 was from agreements signed in 2007 with various manufacturers and OEMs. We recognize engineering services revenue when we have completed our services and met certain pre-determined development milestones under the engineering services agreements. In 2007, we recognized revenue for one engineering service project, compared to 2008, when we recognized engineering services revenue from four different projects.

In 2008, we recorded $733,000 of license fee revenue when our manufacturing license agreement with ATC terminated in February 2008. Per our manufacturing license agreement, ATC paid us $50,000 in May 2005 and $950,000 in August 2006, for a total $1,000,000 nonrefundable license fee. We were recognizing that license fee over a period of five years. When the manufacturing license agreement terminated, $733,000 of unrecognized license fee was recognized immediately. In 2008, we also recorded $107,000 fee from Valvoline for a trademark license. The remaining license fees of $12,000 that were recognized in 2008 were from OEMs, and royalties of $59,000 and $3,000 recognized in 2008 were from the sale of NuVinci bicycle CVTs by ATC and for fluid sales by Valvoline, respectively.

We started to earn product sales revenue when we began the contract manufacturing arrangement for the NuVinci bicycle CVT after March 2008. Production of the NuVinci bicycle CVT was launched in January 2007, by ATC under a manufacturing license agreement. We received royalties from ATC for all bicycle CVTs it sold from January 2007 through February 2008. In March 2008, we began outsourcing physical manufacturing to a contract manufacturer, started selling the NuVinci bicycle CVTs directly to OEMs and distributors, and recorded product sales revenue for the first time. Total product sales recorded in 2008 was $320,000.

Other revenue decreased by $60,000, or 65%, in 2008, compared to 2007, because of the termination of the license agreement with ATC in February 2008. The majority of the other revenue in 2007 was from miscellaneous parts and services sold to ATC.

We earned $19,000 of related-party revenues from the support services and engineering services provided to Viryd subsequent to the December 18, 2008 spin-off of Viryd.

Cost of revenues

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Cost of product sales	$–	$1,158	$1,158	N/A
Cost of license fees and royalties	1,005	368	(637)	(63)%
Cost of engineering services	822	488	(334)	(41)%
Cost of related party revenues	–	11	11	N/A
Cost of other revenues	65	23	(42)	(65)%

Total cost of revenues	$1,892	$2,048	$156	8%

Total cost of revenues for the year ended December 31, 2008 increased by $156,000, or 8%, compared to the year ended December 31, 2007.

The increase of $156,000 was primarily due to the $1,158,000 increase in cost of product sales. The increase was offset by the decrease of $637,000 and $334,000 in cost of license fees and royalties and cost of engineering services, respectively. Production of the NuVinci bicycle CVT was launched in January 2007, by ATC under a manufacturing license agreement. We received royalties from ATC for all bicycle CVTs it sold from January 2007 through February 2008, and did not incur any cost of product sales. In March 2008, we transitioned from a licensing business model for the bicycle CVT to a manufacturing model that outsources physical manufacturing to a contract manufacturer. At that time, we started selling the NuVinci bicycle CVTs directly to OEMs and distributors and recorded related cost of product sales. In addition to the cost of the N171 bicycle CVTs we purchased from our contract manufacturer (MTD), included in cost of product sales were $518,000 of depreciation expense of the manufacturing equipment we purchased from ATC and $16,000 of warranty reserve expense. Through the combination of the fixed-priced manufacturing agreement with Tri Star, new component suppliers, and improved design, we expect the N360 will have a per unit cost that is at least 50% less than the per unit cost of the N171 bicycle CVT.

Cost of license fees was from the engineering support we were required to provide to ATC. According to the terms of the manufacturing license agreement, we were to provide engineering support to ATC for a period of time while it commercialized the NuVinci bicycle CVTs. In order for us to successfully launch the first commercial product, the N360, for which we launched manufacturing in June 2010, we provided as much engineering support as reasonably necessary for that manufacturer to develop and sell the bicycle CVTs. Because of a long lead and unstable component supply base, we provided more engineering support than expected and incurred a negative gross margin from the license fees. We terminated the manufacturing license agreement with ATC in February 2008. In 2008, we recognized $368,000 of cost of license fees associated with the manufacturing license agreement.

The majority of the engineering services revenues earned and expenses incurred in 2007 was from services provided to ATC in support of ATC’s intent to develop the NuVinci technology for a high-powered application, such as automobile primary transmissions. We were willing to provide engineering services for this project at a negative gross margin because it was an opportunity to demonstrate the NuVinci technology in an application beyond bicycle. In 2007, this engineering services project required many more engineering hours than the other engineering projects in 2008. Commercializing the automobile primary transmission would require extensive capital, development and testing over a period of several years. When we terminated the relationship with ATC in February 2008, we considered the costs, barriers to entry and opportunity for this application. Following these deliberations, we chose not to proceed with the project further, choosing instead to focus our resources on the development and commercialization of other near-term revenue opportunities that require significantly less capital, such as products for the automotive accessory drive end market. Notwithstanding this decision, as a result of our development work under the engineering services agreement with ATC, we were able to apply for various patents relating to automobile primary transmissions and we build a fully demonstrable working prototype with performance test results should we choose to pursue the project at a later date. We may license the technology for this application to a manufacturer or OEM in the automotive industry and sign additional engineering services agreements to further develop and test the automobile primary transmission.

The majority of the other revenue in 2007 was from miscellaneous parts and services sold to ATC. Cost of other revenue decreased in 2008 because of the termination of the relationship with ATC in February 2008.

Operating expenses

Research and development

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Research and development	$2,985	$5,939	$2,954	99%

Research and development expense for the year ended December 31, 2008 increased by $2,954,000, or 99%, compared to the year ended December 31, 2007.

The increase of $2,954,000 was primarily due to an increase in research and development activities by Viryd. Viryd’s research and development was $133,000 and $1,385,000 in 2007 and 2008, respectively. Viryd had one employee (Vice President of Engineering) at the end of July 2007. As of December 31, 2007 and 2008, Viryd increased its headcount (all engineers) to three and five, respectively. Excluding the increase from Viryd’s activities, the increase in our development expense in 2008, was $1,702,000, or 60%, compared to 2007. In 2007, $1,827,000 of development labor costs were incurred as cost of license fees and cost of engineering services revenue. In 2008, $971,000 of those development labor costs were incurred as part of our internal continuous development of the next generation of the NuVinci bicycle CVT, as well as supporting the bicycle CVT that is currently being sold in the market. Our engineering team also devoted some development efforts to improve and explore opportunities for our NuVinci technology in the automotive accessory drive end market. Total engineering salaries and payroll related expenses increased by $612,000 in 2008, compared to 2007. We increased the size of our engineering staff by five in 2007 and an additional five engineers in 2008. Rent, utilities and related expenses for the year ended December 31, 2008 increased by $168,000, compared to 2007 as we leased additional space to accommodate additional test stands and work space.

Selling, general and administrative expense

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Selling, general and administrative	$2,842	$4,382	$1,540	54%

Selling, general and administrative expense for the year ended December 31, 2008, increased by $1,540,000, or 54%, compared to the year ended December 31, 2007.

Included in total selling, general and administrative expense in 2007 and 2008 were Viryd’s activities of $108,000 and $280,000, respectively. Excluding Viryd’s activities, our selling, general and administrative expenses in 2008 increased by $1,368,000, or 50%, compared to 2007. The increase was primarily due to costs incurred as part of becoming a manufacturer in March 2008. Total advertising, marketing, and trade show expenses increased by $387,000, salaries, bonuses and payroll related expenses increased by $335,000, business and marketing consulting expenses increased by $383,000, legal expenses increased by $191,000, and office, insurance, travel related, and other administrative expenses increased by $160,000. We added three employees in selling, general, and administrative in 2007 and two more employees in 2008.

Interest income (expense)

Interest and dividend income

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Interest and dividend income	$447	$127	$(320)	(72)%

Interest and dividend income for the year ended December 31, 2008 decreased by $320,000, or 72%, compared to the year ended December 31, 2007.

The decrease of $320,000 was attributable to lower average cash, cash equivalents, and short-term investment balances during the year ended December 31, 2008. Prior to the closing of the sale of Series D Preferred Stock on December 18, 2008, our average cash, cash equivalents, and short-term investment balances in 2008 was $6,347,000. During 2007, the average cash, cash equivalents, and short-term investment cash balances was $8,891,000. In addition, due to lower cash balances during the first half of 2008, we primarily invested our cash in money-market and certificate of deposits with shorter terms such as thirty days. In 2007, we invested our excess cash in longer term certificate of deposits and thus earned higher yields.

Interest expense

	Year Ended
	December 31,		Increase	Percentage
	2007	2008	(Decrease)	Change
	($ in thousands)

Interest expense	$–	$597	$597	N/A

We recognized interest expense for the first time in 2008 in the amount of $597,000.

Beginning in March 2008, we received proceeds from bridge loans in the amount of $4,618,000 and effective August 8, 2008 entered into a Convertible Note and Warrant Purchase Agreement and issued Convertible Unsecured Promissory Notes, with interest at an annual rate of 6%, and detachable warrants to purchase a certain number of shares in new securities (Series D Preferred Stock) equal to 20% of the original principal amount of the applicable Notes. We recorded approximately $180,000 of interest expense incurred from these Notes from the effective date to December 18, 2008, when they were converted into Series D Preferred Stock. We also recorded a non-cash interest expense of $261,000 for the value of the detachable warrants and beneficial conversion feature that were associated with the $4,618,000 promissory note.

We recorded $98,000 of interest that was attributable to a note payable by us in April 2008 in the amount of $1,952,000, with an interest rate of 8% per annum, to purchase an assembly line from ATC so that we could become an outsourced manufacturer. We paid the note in full in December 2008. In consideration of prepayment, the interest rate on the note was amended to 7% per annum. The remaining interest expense was incurred from the outstanding $2,000,000 balance of the note drawn from the line of credit in April 2008. As of December 31, 2008, a balance of $2,000,000 remains outstanding.

Liquidity and Capital Resources

Overview

Since 2000, we have funded our operations primarily through the private placement of approximately $62 million in the aggregate of our equity securities. We have also financed our business through cash generated from our operations and by borrowing cash under our revolving line of credit or other third party resources.

To date, we have invested significant resources developing products for a selected set of end markets. We have also invested in the development and protection of intellectual property resulting in a worldwide portfolio of 176 patents (including validated countries) and 189 pending applications as of July 31, 2010. We plan to continue to invest in developing and commercializing the NuVinci CVTs for the automotive accessory drives, electric vehicles, bicycle, lawn care equipment and small wind turbine end markets.

While we have spent several years developing our core technology, our past experience in launching our bicycle product and developing other products to date indicates that the product development process to apply our core technology in each of our target end market applications takes from 18 to 34 months from start to finish, depending on the complexity of the particular application. The key steps of the development cycle include: product design, prototyping and testing; production design validation; manufacturing tooling and process development, including supplier development; and manufacturing launch. The NuVinci CVT for the automotive accessory drive, lawn care equipment, electric vehicles and small wind turbines end markets is in the design, prototyping and testing stage of development. In some of these end markets, we license our products to other companies to manufacture and sell in their respective industries, from which we derive licensing fees or royalties on the sales of their products. In other end markets, we intend to enter joint ventures with development partners that would manufacture and market our products, from which we would share in the sales of such products. If we choose not to enter joint ventures for such products, we may elect to use third party contract manufacturers to produce those products.

Our bicycle product has been commercially available since 2007 and we launched our next generation product, the N360, for the bicycle end market in June 2010 and shipped initial products to customers in July 2010. We anticipate that we or our licensees will launch products in the small wind turbines and automotive accessory drives markets in 2011, lawn care equipment market in 2012 and for the electric vehicle market in 2013.

Over the next twelve months, we expect to fund our operations through the proceeds of this offering and the proceeds of one or more private equity offerings.

We believe that the net proceeds from this public offering and our existing cash and cash equivalents, together with interest thereon, will provide us with sufficient resources to pay off our existing revolving line of credit and fund our operations through at least 2012. While we intend to pay off our existing line of credit with the proceeds from the public offering, we may choose to maintain a revolving line of credit for working capital requirements. In order to fund our operations beyond 2012, we may need to raise additional funds through the issuance of equity, equity-related or debt securities. This capital will be necessary to fund our ongoing operations, continue research, development and design efforts and launch our products. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all.

If we choose to develop and commercialize additional products or make any strategic investments outside of our current plan, we may need additional funds. We may obtain additional capital from:

•	Internally generated funds;

•	Equity, debt financings and borrowings on our line of credit; and

•	Collaborations such as joint development or joint ventures.

As of August 25, 2010, we had cash and cash equivalents of approximately $5.9 million and borrowing capacity under a revolving line of credit of $0.5 million. Assuming no change in present trends, our estimated monthly cash burn rate is approximately $1.5 million. If we are unable to raise capital from this public offering, in addition to the $6.0 million raised in a private equity offering in August 2010, we would need to raise approximately $16.0 million through private equity offerings from our existing and new investors, which we believe would be sufficient for us to continue operations through August 2011. If the closing of the private equity round is delayed, we may curtail our development efforts to only focus on the development and commercialization of the bicycle and small wind turbine end markets. We would also attempt to renew the existing revolving line of credit that expires on December 31, 2010. If we are not able to renew the revolving line of credit, the capital raise from the potential $16.0 million private equity offering would be sufficient to pay off the outstanding balance under the revolving line of credit. There is no guarantee that we would be successful in raising any or all of the $16.0 million through a private equity offering.

Recent Transactions Affecting our Liquidity and Capital Resources

Throughout the global credit and economic crisis, it has been expensive for us to raise private capital. In order to purchase the manufacturing tangible and intangible assets from ATC in February 2008, we drew $2.0 million from our $5.0 million line of credit (which was amended in March 2010 to be a $3.0 million line of credit), and issued a promissory note for $2.0 million. Collateral for the line of credit consisted of the personal guarantee of, but now consists of assets held on account with the lender by Gary Jacobs, a stockholder and director of our company. In December 2009, we issued a warrant to purchase 3,100,753 shares of common stock at a price of $0.3992 in exchange for the personal guarantee of our line of credit.

Beginning in March 2008, we received proceeds from bridge loans from existing and new private investors in the amount of $4.6 million and effective August 2008, entered into a Convertible Note and Warrant Purchase Agreement and issued Convertible Unsecured Promissory Notes with interest at an annual rate of 6%, and detachable warrants to purchase a certain number of shares in new securities (Series D Preferred Stock) equal to 20% of the original principal amount of the applicable Notes. The bridge loans provided us the capital required to continue operations until we closed the Series D Preferred Stock financing in December 2008.

In December 2008, we were able to close a private placement of new securities and issued 51,589,191 shares of Series D Preferred Stock, at a price of $0.3992 per share in exchange for gross proceeds of approximately $20.6 million. The principal of the Convertible Note and accrued interest of $4.8 million were converted into 12,018,211 shares of Series D Preferred Stock and the detachable warrants were canceled in exchange for 672,050 shares of Viryd Series A Preferred Stock that was held by us. The transaction fees in connection with the Series D Preferred Stock financing include warrants to purchase 2,004,000 shares of common stock at a price of $0.3992.

On December 31, 2008, we paid off the $2.0 million promissory note in full. As of December 31, 2009 and June 30, 2010, $2.0 million remains outstanding under the revolving line of credit. On August 2, 2010, we borrowed an additional $0.5 million against the revolving line of credit to fund working capital requirements.

In November 2009, we raised $4.0 million by issuing 10,020,040 shares of Series D Preferred Stock. The transaction fees included warrants to purchase 112,726 shares of common stock at a price of $0.3992 per share.

In August 2010, we closed a private placement of new securities by issuing 6,550,218 shares of Series E Redeemable Convertible Preferred Stock at a price of $0.9160 per share in exchange for cash proceeds of $6,000,000.

Sources and Uses of Cash

At June 30, 2010, we had cash and cash equivalents of $1.5 million, compared to $9.2 million at December 31, 2009, $14.6 million at December 31, 2008, and $8.0 million at December 31, 2007.

				Six Months Ended
	Year Ended December 31,			June 30,
	2007	2008	2009	2009	2010
	($ in thousands)

Net cash (used in) provided by:
Operating activities	$(5,860)	$(9,496)	$(12,118)	$(6,472)	$(5,960)
Investing activities	8,073	(7,271)	2,954	(6,551)	(305)
Financing activities	2,612	23,289	3,812	(5)	(1,404)
Effect of foreign currency transactions	–	–	–	–	(2)

Net change in cash	$4,825	$6,522	$(5,352)	$(13,028)	$(7,671)

Cash Flows from Operating Activities

Cash flows used in operating activities totaled $6.0 million during the six months ended June 30, 2010 compared to $6.5 million during the six months ended June 30, 2009. Net cash used in operating activities was primarily generated from the net loss as adjusted for lower-of-cost-or-market write-downs and inventory obsolescence, depreciation and amortization, and share-based compensation expense. Net loss totaled $6.7 million for the six months ended June 30, 2010 compared to $6.4 million for the six months ended June 30, 2009. We incurred lower-of-cost-or-market write-downs and inventory obsolescence expense of $0.3 million during the six months ended June 30, 2010 relating to a provision for obsolescence on developer kits compared to $0.7 million during the six months ended June 30, 2009 relating to lower-of-cost-or-market write-downs because the N171 CVT unit cost exceeded the sales price. Depreciation and amortization expense decreased from $0.7 million during the six months ended June 30, 2009 to $0.2 million during the six months ended June 30, 2010. The decrease in depreciation and amortization was the result of the disposal of manufacturing equipment and write-off of intangible assets associated with the trade secrets and manufacturing processes used by MTD in 2009. As such, there was no depreciation or amortization on these assets during the six months ended June 30, 2010. Share-based compensation expense increased by $91,000 as a result of stock options granted during 2009 that continue to vest in 2010.

In January 2010, we signed a manufacturing and supply agreement with Tri Star Group, a manufacturer located in Shanghai, China, to manufacture the next generation bicycle CVT. Under that agreement, we are responsible for certain finished goods, work in process, and raw materials inventory relating to our bicycle CVT that Tri Star has on hand. As long as the manufacturing and supply agreement with Tri Star is effective, we may be required to use working capital to pay for this inventory.

In 2009, cash flows used by operating activities totaled $12.1 million, compared to $9.5 million in 2008. The increase in cash used in operations in 2009 was due primarily to an increase in the net loss of $6.6 million offset by a noncash impairment of $1.5 million and loss on disposal of $1.5 million on machinery and equipment, as well as a $0.5 million impairment loss on the write-off of intangible assets from ATC that included trade secrets and manufacturing processes used to manufacture the N171. Additionally, there was a $1.3 million lower of cost or market write-down and obsolescence charge on inventory on hand. This was offset by a $1.7 million increase in cash used to build product inventory for future sales and product replacements, if any, and to further develop the core NuVinci technology for our target end markets.

In 2008, cash flows used by operating activities totaled $9.5 million, compared to $5.9 million in 2007. The increase in cash flows used by operating activities was driven primarily by costs associated with becoming a contract manufacturer and development efforts to improve and further develop the core NuVinci technology for the automotive accessory drive and small wind turbine end markets.

Cash Flows from Investing Activities

Cash flows used in investing activities totaled $0.3 million during the six months ended June 30, 2010 compared to $6.6 million during the six months ended June 30, 2009. During the six months ended June 30,

2009, cash used in investing activities primarily consisted of $8.1 million in purchases of held-to-maturity investments, offset by $2.0 million in sales of held-to-maturity investments; whereas during the first quarter of 2010, we elected to maintain liquidity in cash and cash equivalents instead of investing in debt or equity securities.

In 2009, cash flows provided by investing activities totaled $3.0 million, compared to $7.3 million used in investing activities in 2008. In 2009, cash provided by investing activities primarily consisted of proceeds from sales of investments, while cash used in investing activities in 2008 consisted of purchases of equipment and leasehold improvements, purchases of intangible assets and costs incurred for patents, and purchases of investments.

In 2008, cash flows used in investing activities totaled $7.3 million, compared to $8.1 million that was provided by investing activities in 2007. In 2008, we primarily used cash to purchase manufacturing equipment, intangible assets and to pay for patent costs. In 2007, proceeds from the sale of investments exceeded cash flows used to purchase investments.

Cash Flows from Financing Activities

Cash flows used in financing activities of $5,000 during the six months ended June 30, 2009 was for repayments of a capital lease obligation, compared to $1.4 million during the six months ended June 30, 2010 in cash used for accounting, legal, underwriting, and other miscellaneous costs associated with the proposed initial public offering.

In 2009, cash flows provided by financing activities totaled $3.8 million, compared to $23.3 million in 2008. Financing activities in 2009 primarily included $4.0 million in proceeds from the issuance of Series D Preferred Stock, as compared to $20.1 million in proceeds from the issuance of Series D Preferred Stock in 2008. In 2008, financing activities also included borrowings of $4.6 million in Convertible Unsecured Promissory Notes and borrowings of $2.0 million on the line of credit, offset by $2.0 million in repayments of notes payable.

In 2008, cash flows provided by financing activities totaled $23.3 million, compared to $2.6 million in 2007. Cash provided by financing activities in 2008 was primarily from the issuance of Series D Preferred Stock in exchange for gross cash proceeds of $20.6 million and borrowings of $4.6 million Convertible Unsecured Promissory Notes and $2.0 million on the line of credit. The cash inflows were reduced by repayments of $2.0 million note payable, Series D Preferred Stock issuance cost of $1.4 million, and spin-off of Viryd of $0.9 million.

Capital Expenditures

Our capital expenditures include machinery and equipment, furniture and fixtures, computer equipment, and leasehold improvements. Under our business model of contract manufacturing and licensing, one of the several advantages over in-house manufacturing is lower capital expenditures. We do not expect to invest significant amounts of capital in facilities and equipment; however, we do expect to share some tooling costs with the contract manufacturer of our products. In 2008, we paid $2.7 million in cash and issued a promissory note in the amount of $2.0 million to ATC in connection with the purchase of ATC’s manufacturing line equipment. In 2009, we spent $0.4 million in cash for machinery and equipment.

Revolving Line of Credit

At December 31, 2008 and 2009, we had $2.0 million of borrowings outstanding under our revolving line of credit. As of December 31, 2008 and 2009, we had $3.0 million available under the revolving line of credit.

In March 2010, we amended the line of credit to remove restrictive financial covenants. The amendment also decreased the available credit from $5.0 million to $3.0 million. At June 30, 2010, we had $2.0 million outstanding under our revolving line of credit with $1.0 million remaining available.

On August 2, 2010, we borrowed an additional $0.5 million against the revolving line of credit to fund working capital requirements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, except for operating leases for our facilities.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2009:

	Payments by Year
	Total	2010	2011	2012	Thereafter
	($ in thousands)

Operating leases	$439	$308	$108	$23	$–
Debt(1)	2,000	2,000	–	–	–

Total	$2,439	$2,308	$108	$23	$–

(1)	As of December 31, 2009, debt obligation includes short-term debt of $2.0 million of outstanding balance on the revolving line of credit, but excludes related interest payments on the line of credit. The outstanding principal balance bears interest at a rate of 1.0% per annum above the base rate, which is a fluctuating rate equal to the highest of the prime rate (5.0% at December 31, 2009 and 3.25% as of June 30, 2010), LIBOR plus 1.5%, or the Federal Funds Rate plus 1.5%; but in no case shall the interest rate be less than 5.0%. Debt obligation also excludes the quarterly unused commitment fee of 0.375% per annum on the average daily unused line of credit.

We had no long-term debt as of December 31, 2009. Our current debt as of December 31, 2009 was comprised of $2.0 million drawn on a revolving line of credit scheduled to expire on December 31, 2010. Our long-term liabilities include deferred revenue of $0.3 million as of December 31, 2009.

In January 2010, we entered into a two year consulting agreement with Advanced Strategic Leadership Limited (ASL), an unrelated Shanghai company, under which ASL will provide consulting and market development services in exchange for a monthly fee of $10,000 per month, 2% of net sales procured by ASL each calendar quarter during the term of the agreement, a warrant to purchase 50,000 shares of common stock, and, upon reaching certain performance milestones, warrants to purchase up to 750,000 shares of common stock at an exercise price of $0.3992. In August 2010, the Company issued a warrant to purchase 100,000 shares of common stock due to successful achievement of certain milestones, thereby leaving contingent warrants to purchase up to 650,000 shares of common stock available to ASL. Under the consulting agreement, services and deliverables that ASL will provide include a China electric vehicle market analysis and future forecast; support for the establishment of an electric vehicle business; and support for building brand/product introduction.

Effective January 30, 2010, we entered into a manufacturing supply agreement with Tri Star Group (Tri Star) under which Tri Star will manufacture the next generation bicycle transmission, the N360, on a contract basis and will participate with us in the sale of the N360 in China. Tri Star will provide the manufacturing facility and general purpose equipment, Tri Star and the Company will share the cost of tooling, and we will bear the cost of dedicated special purpose equipment needed for assembly of the product. We issued a blanket purchase order in the range of $8.0 million to $12.0 million for forecasted production requirements from May 2010 through August 2011. Regular orders against this blanket purchase order will be provided to Tri Star based on orders received and forecasted demand.

Qualitative and Quantitative Disclosures About Market Risk

Our exposure to market risk for changes to interest rates relates primarily to our cash and cash equivalents and revolving line of credit.

We have a $3,000,000 revolving line of credit, which expires December 31, 2010, with Wells Fargo Bank, National Association, of which $2,000,000 was outstanding at December 31, 2009 and June 30, 2010. The line of credit provides for a quarterly unused commitment fee of 0.375% per annum on the average daily unused amount. As of December 31, 2009, the outstanding principal balance bore interest at a rate of 1.0% per annum above the base rate, which was a fluctuating rate equal to the highest of the prime rate, LIBOR plus 1.5%, or the Federal Funds Rate plus 1.5%; but in no case would the interest rate be less than 5.0%. The resultant effective interest rate on the outstanding principal was 5.0% from the date the interest rate on the revolving line of credit was amended on June 1, 2009 through December 31, 2009. On March 23, 2010, the revolving line of credit was amended to decrease the interest rate to the base rate, which is a fluctuating rate equal to the highest of the prime rate, LIBOR plus 1.5%, or the Federal Funds Rate plus 1.5%. The highest rate was 3.25% under the prime rate as of June 30, 2010. This amendment eliminated the former 5.0% floor rate. If market interest rates increase, this variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. For example, based on an outstanding balance of $2,000,000 as of June 30, 2010, a 10% increase in a 5.0% interest rate would result in interest expense of $110,000 per annum based on 5.5% as compared to $100,000 per annum based on 5.0%. A 10% increase in a 3.25% interest rate would result in interest expense of $71,500 per annum based on 3.6% as compared to $65,000 per annum based on 3.25%. We do not enter into agreements to limit our exposure to higher interest rates.

Our cash, cash equivalents, and short-term investments as of June 30, 2010, consisted primarily of cash and money market funds. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of United States interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition or results of operation.

We are exposed to foreign currency exchange rate risk inherent in expenses, assets and liabilities denominated in currencies other than the U.S. dollar, principally the Euro. The potential change in foreign currency exchange rates represents a minimal risk to us and is not material given the size of our operations in those jurisdictions in the periods included in this prospectus. We also view our investment in our foreign operations as long-term and, therefore, have not entered into any derivative transactions to mitigate the currency effect on our operating results. We have no intention of hedging our foreign exchange risk at this time; however, such exposure to foreign currency exchange rate fluctuations in the future will be evaluated on an ongoing basis. We do not enter into derivatives for trading or other speculative purposes.

Accounting Restatements

Since inception through December 31, 2008, we elected to value our common stock, options, and warrants by a method not in accordance with GAAP. We had previously determined fair value based on Internal Revenue Code Section 409A, using a probability-weighted expected return valuation method. We have since reassessed the fair value of our common stock, through the engagement of a third-party valuation specialist, using methodologies in accordance with GAAP based our total enterprise value, which is defined as the market value of equity plus interest bearing debt less cash and cash equivalents.

We have restated the accompanying consolidated financial statements as of December 31, 2008 and for each of the years ended December 31, 2007 and 2008, to correct the recognition of share-based compensation expense, warrants, and debt discounts. The net effects of the restatement on our financial statements are disclosed in Note 16 to the consolidated financial statements.

In connection with the anticipated filing of the registration statement in connection with our initial public offering, certain expenses as originally reported have been reclassified in the consolidated statements of operations to be consistent with the classifications adopted in 2009, with no net impact on the 2007 and 2008 reported net loss, stockholders’ equity, and cash flows. These reclassifications allocated certain research and development and selling, general and administrative expenses to cost of revenues expense categories. Revenues were disaggregated into more detailed revenue lines. Stock-based compensation expense and depreciation and amortization were allocated to cost of revenues, research and development, and selling, general and administrative expenses.

Additionally, certain balance sheet reclassifications within current assets have been made, including consolidating a nominal interest receivable amount into prepaid expenses and other current assets, as well as reclassing certain certificates of deposit out of cash and cash equivalents and into short-term investments based on their original maturity dates. Reclassifications between liability accounts have also been made to properly classify long-term liabilities, such as reclassing deferred rent and deferred revenue to long-term liabilities based on their long-term nature.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements included in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements. Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of the Board of Directors.

Inventory

All items in inventory are finished goods and are stated at the lower of cost, determined on a first-in-first-out basis, or market. The Company regularly reviews inventory quantities on-hand and adjusts inventory values for excess and obsolete inventory based on overall inventory levels, the current and projected sales levels for such products, the projected markets for such products, and the overall projected demand for products once the next generation of products is scheduled for release.

The Company recognized $952,000 in write-downs of inventory based on monthly lower-of-cost-or-market assessments throughout the year ended December 31, 2009. These monthly assessments were based on actual sales prices of units sold during the month compared to actual unit costs of units purchased during that month, considering the fact that the unit cost of the N171 model of the bicycle CVT was higher than its sales price. We also took into account the effect the expected launch of, and preliminary marketing effort for, the N360 product may have on the sales price of the existing N171 product. If we changed the assumption used for unit sales price by 10%, the write-down of inventory for lower-of-cost-or-market would have either increased or decreased by approximately $97,000 for the year ended December 31, 2009.

The Company also recognized $357,000 in write-downs of inventory during the year ended December 31, 2009 as a result of evaluations of inventory obsolescence, which were based on the number of units on hand as compared to management’s best estimates of the timing and volume of future sales of the existing N171 model, considering the impending launch of the next generation N360 product. If we increased or decreased the forecasted sales volume by 10%, the write-down of inventory for obsolescence would have increased or decreased by approximately $5,000.

Evaluation of long-lived assets

The Company assesses its long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Estimated future cash flows are based upon, among other things, assumptions about expected future operating performance and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

During the third quarter of 2009, the Company recognized an impairment loss of $1,537,000 on manufacturing equipment and a $490,000 impairment loss equal to the net book value of certain intangible assets relating to the manufacturing of the bicycle CVT. While MTD was manufacturing the bicycle CVT, management continually assessed, among other criteria, the likelihood and time period of when the anticipated cost decrease from MTD would be achieved, the estimated undiscounted cash flows from sales of units over the course of the manufacturing agreement, and how the cost reductions were tracking to production and cost reduction milestones. During the third quarter of 2009, management determined that the cost reductions would not happen within the anticipated timeframe and, as a result, the projected undiscounted cash flows were less than the carrying value of the assets, which then required management to assess the fair value of the CVT machinery and equipment. Management utilized the market approach to estimate fair value of the manufacturing equipment. The market approach was applied by obtaining quoted market prices for selected similar assets (based on make, model, and serial number) and applying the results to the remaining value of the manufacturing assets. If the quoted market values obtained had differed by 10%, the impairment recognized during the third quarter of 2009 would have either increased or decreased by approximately $154,000, which would have conversely increased or decreased the loss recognized in the fourth quarter of 2009 when the manufacturing equipment was transferred to MTD upon termination of the Manufacturing Supply Agreement.

Intangible Assets

As discussed in the previous policy regarding our evaluation of long-lived assets, we have assessed the recoverability of the patent portfolio based on the associated projected undiscounted future cash flows derived from our projections of the number of units sold and their respective selling prices. The projection of future net cash flows from sales or licenses of products using the Company’s patented technology requires significant management estimates and judgments, including the timing, volume, cost and pricing of future product sales, the expected rollout date of our next generation products, and expected demand based on discussions with customers. Although we have limited sales history, management believes that this information provides it with a reasonable basis to forecast future cash flows sufficient to support the recoverability of its patent costs. We believe that a 25% reduction in the associated projected undiscounted future cash flows would not affect the recoverability of the patent portfolio. As such, we have determined that no impairment exists for the years ended December 31, 2008 and 2009.

Share-based compensation

We measure all share-based compensation arrangements using a fair value method and to record the expense in our consolidated financial statements over the requisite service period.

The fair value of each employee option granted during the year ended December 31, 2009 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Year Ended December 31, 2009

Expected volatility	56%-63%
Expected dividends	None
Expected term (in years)	5.25-6.08
Risk-free interest rate	2.02%-2.77%

Expected volatility—The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on observed comparable companies’ historical common equity volatility for the applicable time periods. For 2009 employee awards, increasing the volatility assumption by 10% to a 62%-69% range or decreasing the volatility assumption by 10% to a 51%-56% would have resulted in an approximately $157,000 ($77,000 increase or $80,000 decrease) or 13% change in fair value. These changes in fair value would have been recognized over the three to four year vesting period of such awards.

Expected term—The Company elected to utilize the “simplified” method to estimate the expected term of stock option grants because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Under this approach, the weighted average expected life is presumed to be the average of the vesting term and the contractual term of the option. For 2009 employee awards, increasing the expected term assumption by 10% to 6.05—6.69 years or decreasing the expected term assumption by 10% to 4.95—5.47 years would have resulted in an approximately $92,000 ($44,000 increase or $48,000 decrease) or 7% change in fair value. These changes in fair value would have been recognized over the three to four year vesting period of such awards. It should be noted that a change in the expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

Common stock fair value—For purposes of estimating the fair value of its common stock for stock option grants, the Company reassessed the estimated fair value of its common stock, with the assistance of an unrelated valuation specialist, on selected dates during the years ended December 31, 2007 through 2009. Prior to this reassessment, the Company concluded that stock options granted had exercise prices equal to the then estimated fair value of common stock at the date of grant. Subsequent to reassessment, the Company determined certain stock options granted during 2007 through 2009 had an exercise price different than the estimated fair value of the common stock at the date of grant.

The Company’s reassessment was based on a methodology that first estimated the fair value of the Company as a whole, or enterprise value, and then allocated a portion of the enterprise value to its common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized in the reassessment of fair value relied primarily on the income approach and the market approach to estimate enterprise value. The market approach gave consideration to the total financing amount received, the implied enterprise value of the Company based on the convertible preferred stock transactions, pricing of comparable publicly traded companies, and market-based private company transactions. Pursuant to the guidance under ASC Topic 820, the inputs used in the market approach over the various valuation dates were primarily Level 2 and Level 3 inputs. The income approach incorporated the expectations of future cash flows of the Company as of the valuation dates and market expectations for an estimated discount rate. The inputs used under the income approach were primarily Level 3 inputs with some Level 2 inputs related primarily to the derivation of the estimated appropriate market participant discount rate. Once the enterprise value was established, the Company used a method consistent with the guidance in AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the value of the underlying common shares. Specifically, the Company used the Option Pricing Method to determine the fair of the underlying common stock. The Company used these fair value estimates derived from its valuations to determine share-based compensation expense recorded in the consolidated financial statements.

Given the absence of an active market for our common stock, the Company estimated the fair value of our common stock, with assistance from an unrelated valuation specialist, by performing retrospective valuations for the valuation dates prior to 2009 and contemporaneous valuations during 2009. These estimates of the fair value of our common stock were made as of the following dates:

Fair Value
Common Stock Valuation Date	Per Share

June 30, 2007	$0.67
December 31, 2007	0.47
December 31, 2008	0.22
August 31, 2009	0.11
December 8, 2009	0.26

The following table sets forth all stock options granted during the 12 months prior to June 30, 2010:

	Number of
	Options	Exercise	Fair Value
Grant Date	Granted	Price	Per Share
	(In thousands)

August 26, 2009	193	$0.22	$0.22
October 22, 2009	2,449	0.10	0.11
December 3, 2009	102	0.10	0.26
December 5, 2009	105	0.25	0.26

In order to determine the fair value of our common stock on the date of grant for purposes of calculating the fair value of our stock option grants under ASC Topic 718, we utilized the most current valuation, primarily obtained on the last day of the fiscal year. If there was a material change in the business or in the business plan, we obtained an independent valuation prior to granting stock options.

Accounting Standards Updates

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. (FIN) 46(R), (codified in ASC Topic 810), as amended by ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends the consolidation guidance that applies to variable interest entities (VIE). The amendments will significantly affect the overall consolidation analysis under FIN 46 (revised December 2003), Consolidation of Variable Interest Entities, or FIN 46(R), to improve financial reporting by enterprises involved with VIE’s and to provide more relevant and reliable information to users of financial statements. ASC Topic 810, as amended by ASU 2009-17 carries forward the scope of FIN 46(R), with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS No. 166, Accounting for Transfers of Financial Assets (ASC Topic 860). The principal objectives of these new disclosures are to provide financial statement users with an understanding of:

•	The significant judgments and assumptions made by an enterprise in determining whether it must consolidate a VIE and/or disclose information about its involvement in a VIE;

•	The nature of restrictions on a consolidated VIE’s assets and on the settlement of its liabilities reported by an enterprise in its statement of financial position, including the carrying amounts of such assets and liabilities;

•	The nature of, and changes in, the risks associated with an enterprise’s involvement with the VIE; and

•	How an enterprise’s involvement with the VIE affects the enterprise’s financial position, financial performance, and cash flows.

We adopted the new accounting literature specified in ASC Topic 810, Consolidation, on January 1, 2010. The adoption of this new literature did not have a material effect on the consolidated financial statements.

In October 2009, ASU 2009-13, Multiple-Deliverable Revenue Arrangements, codified the consensus in Emerging Issues Task Force (EITF) Issue 08-1, which supersedes EITF Issue 00-21 (codified in ASC Topic 605-25). The ASU was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under Issue 00-21 and applies to all deliverables in contractual arrangements in all industries in which a vendor will perform multiple revenue-generating activities, except when some or all deliverables in a multiple-deliverable arrangement are within the scope of other, more specific sections of the Codification and other sections of ASC 605 on revenue recognition. Specifically, the ASU addresses the unit of accounting for arrangements involving multiple deliverables. It also addresses how arrangement consideration should be allocated to the separate units of accounting, when applicable. However, guidance on determining when the criteria for revenue recognition are met and on how an entity should recognize revenue for a given unit of accounting are located in other sections of the Codification (e.g., Staff Accounting Bulletin Topic 13). Although the ASU retains the criteria from Issue 00-21 for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under Issue 00-21 that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The final consensus is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this ASU (1) prospectively to new or materially modified arrangements after the Issue’s effective date or (2) retrospectively for all periods presented. We do not believe the adoption of ASU 2009-13 will have a material impact on the consolidated financial statements.

In April 2010, the FASB issued ASU 2010-17, Milestone Method of Revenue Recognition, which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of the ASU is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all the necessary criteria to be considered substantive. However, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The ASU is effective for fiscal years (and interim periods within those fiscal years) beginning on or after June 15, 2010. We will apply this guidance prospectively to milestones achieved after adoption on January 1, 2011 for research or development arrangements involving deliverables or units of accounting in which we satisfy performance obligations over time and all or a portion of the arrangement consideration is contingent upon the achievement of a milestone. We do not believe the adoption of ASU 2010-17 will have a material impact on the consolidated financial statements.

Business

Overview

Our NuVinci Technology

We have developed products that incorporate our core patented technology, sold under the “NuVinci” brand. Our core technology is a type of transmission — a device that transmits power while converting the rotating input speed into one of multiple possible output speeds. Our NuVinci technology is designed to improve the overall efficiency and performance of vehicles and equipment that operate at various speeds, such as bicycles, automobile accessories, wind turbines and lawn mowers.

Our NuVinci technology is a new type of continuously variable transmission (CVT) that we believe can be used in a wide variety of end market applications. A CVT is a transmission that effectively has an infinite number of gear ratios, or speeds, between its lowest and highest speeds. Our NuVinci technology provides a smooth, continuous progression from one speed to another through its range with no breaks or jerks, allowing the transmission output speed to change, while the engine or motor speed stays at its speed of peak efficiency or power.

Our technology is currently available in the global market for bicycle transmissions, where it has been used to replace the rear wheel gear changing assembly, or derailleur. We are also currently developing applications of our core technology for a number of other target end markets that we believe, based on our research, to have near term commercial potential. These include accessory drives for automotive air conditioners, alternators, power steering pumps and superchargers and primary transmissions for electric vehicles, lawn care equipment and small wind turbines.

Based on our research and testing, we believe that the design and manufacturing cost of the NuVinci technology make it scalable across multiple applications in various industries, which we feel makes it a “platform technology.” Through our internal testing, we have shown that the NuVinci CVT improves overall efficiency, performance and functionality in many existing vehicles and equipment and, as discussed below, enables functions that currently do not exist in such systems.

Benefits of our NuVinci Technology

We believe, based on testing performed internally at our test facilities and on prototype vehicles and equipment, that our NuVinci technology provides the following benefits to specific applications in our target markets:

•	Automotive Accessory Drives: Enables accessories to maintain an optimal operating speed, even as engine speed increases or decreases. This is important for vehicle engine accessories such as air conditioners and alternators, because it allows them to provide optimal cooling and electric power, respectively, even when the engine is at its lowest speed. For power steering pumps, this allows sufficient steering assistance, even when the engine speed is low or at idle. For superchargers, this improves engine performance and facilitates the use of smaller engines, or “engine downsizing,” to reduce fuel consumption and emissions without sacrificing performance.

•	Electric Vehicles: Enhances the commercial potential of electric vehicles by creating mechanical efficiencies that increase vehicle driving range and top speed in typical day to day driving conditions, improving battery life and potentially reducing the need for certain inefficient, high cost power electronics, which would lower manufacturing costs.

•	Bicycles: Optimizes ride experience by providing an unlimited number of speeds between low and high with smooth, seamless shifting throughout so the rider can select the exact pedaling speed the rider desires for any particular riding condition.

•	Lawn Care Equipment: Reduces fuel consumption, emissions and noise of lawn care equipment, while providing the same or improved performance.

•	Small Wind Turbines: Improves the energy capture and improves reliability of small wind turbines, while lowering the cost of the wind turbine and thereby reducing the cost of energy produced.

Our Products

We have developed or are developing several products to address each of these end markets, some of which we will license to other manufacturers to make and sell into those markets (as described below). While we have spent several years developing our core technology, our past experience in launching our bicycle product and developing other products to date indicates that the product development process to apply our core technology to each of our target end market applications takes from 18 to 34 months from start to finish, depending on the complexity of the particular application. The key steps of the development cycle, which are discussed further below, include: product design, prototyping and testing; production design validation; manufacturing tooling and process development, including supplier development; and manufacturing launch. The products we are currently selling as well as those under development and the corresponding stage in the development process are as follows:

			Anticipated
			Product
Product	End Market	Development Stage	Launch Year(1)

Alternator drive	Automotive accessory drives	Design, prototyping and testing	2011

Air conditioner drive	Automotive accessory drives	Design, prototyping and testing	2011

Power steering pump	Automotive accessory drives	Design, prototyping and testing	2011

Supercharger drive	Automotive accessory drives	Design, prototyping and testing	2012

Primary transmission	Electric vehicles	Design, prototyping and testing	2013

N171	Bicycles	Production completed; ongoing sales of inventory	2007	(2)

N360	Bicycles	Manufacturing launch	2010	(2)

Primary transmission	Small wind turbines	Design, prototyping and testing	2011	(3)

Primary transmission	Lawn care equipment	Design, prototyping and testing	2012	(3)

Notes:

(1)	Anticipated Product Launch Year refers to the particular year identified that we believe, based on development and planning, a particular product should be launched in the marketplace. We are unable to predict at this stage the particular quarter of any given year in which a product might be launched.

(2)	Launched original version in 2007 and next generation version was launched in June 2010.

(3)	Although this is the currently anticipated product launch date, the precise timing is at the discretion of our licensees.

Regarding the development process, the product design, prototyping and testing stage consists of the engineering design to generate part and assembly drawings, as well as the prototype manufacturing and testing to test the engineering design. This stage typically takes 6 to 9 months to complete. The production design validation stage consists of design revisions based on testing and validation of those design changes through repeated testing and typically takes 6 to 15 months to complete. The next stage is the manufacturing tooling and process development and supplier development stage, in which all the processes for manufacturing the individual parts and the assemblies are established and all tooling and equipment is manufactured and set up for manufacturing and qualified. This stage typically takes 3 to 6 months to complete. The final step is manufacturing launch, where each step in the manufacturing process is qualified and products made through the manufacturing process are tested to validate the entire process for launch of production, which typically takes 3 to 4 months to complete. As we have found in launching our prior commercial product, the entire development process takes roughly 18 months from beginning of design through production launch, but can take up to 34 months for complex designs.

Our bicycle product has been commercially available since 2007 and, in June 2010, we launched manufacturing of our next generation bicycle product, the N360, shipping initial products to customers in July 2010. We anticipate launching products in each of the small wind turbines and automotive accessory drives end markets in 2011, lawn care equipment end market in 2012 and for the electric vehicles market in 2013. For the products under development in the table above, and other than those for which we rely on the assistance of our licensees or joint venture partners, we believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund their product development.

Our test facilities are capable of applying a number of testing protocols on equipment ranging from as low as 200W up through and beyond 93kW. Our test personnel have designed and built 18 specialized test stands for component-level durability, fatigue testing, end-of-line production test, long term transmission-level durability test, and complete transmission developmental test. We have also built or assisted development partners in building prototype demonstration vehicles incorporating our NuVinci technology, including light electric vehicles, lawn and garden tractors, pedal assist bicycles, a light utility vehicle, a military medium tactical vehicle, a full size American SUV and a medium size Asian SUV, among others. With our test stands and prototypes, we have conducted tests that simulate a variety of conditions including, among others, real world simulation, harsh environmental testing, accelerated life testing and, for products that are on sale or near production, durability testing.

Our Markets

We believe that, due to its strengths, our NuVinci technology can improve the overall efficiency and performance of mechanical systems that require variation between the speed of a primary drive and the speed required to operate the system, and that our NuVinci technology provides a substantial platform for growth as we seek to commercialize applications in each of our target markets.

To date, we are developing or have developed applications for a selected set of end markets that based on our research and experience we believe offer the most attractive competitive dynamics and potential for economic returns, namely automotive accessory drives for air conditioners, alternators, power steering pumps and superchargers, primary transmissions for electric vehicles and lawn care equipment, drivetrains for the wind power systems markets and rear wheel hubs for bicycles.

To help us adapt our technology to the relevant application and to facilitate market access, we have established commercial relationships with industry members in each of our target markets. Our commercial relationships take the form of sales and support arrangements (under which we agree to sell products and aid in the marketing efforts of the products with our customer), manufacturing licenses (under which they gain the right to make the product), engineering services agreements (under which we adapt our technology for a specific application) and joint development agreements (under which we agree to work together with another company to develop a specific application of our technology).

In the automotive accessory drive market, we are working under an engineering services agreement with a major automotive supplier to develop a supercharger product. We entered into a memorandum of understanding with a leading manufacturer of power steering pumps for commercial vehicles for a power steering pump accessory drive. We also entered into a memorandum of understanding with Chengdu Bus Company for development and testing of accessory drives, which we currently believe will be an air conditioner or alternator application.

In the bicycle market, we have partnered with leading bicycle manufacturers through sales and support arrangements to drive sales of our product. In the electric vehicle market, we have partnered with a strategic automotive industry consultant through a consulting services contract for market development and consulting services for the Chinese EV market. In the wind and lawn and garden equipment markets we have provided manufacturing licenses to key industry members, enabling them to manufacture and distribute our technology, thereby increasing our growth prospects, brand awareness, and short term cash flow.

The following table summarizes the competitive advantages of our products and the state of the commercial relationships for each of our target end market applications:

Table 1: End Markets*

Note:

* There can be no guarantee that we will ever be able to successfully access any of these markets.

As we commercialize the end market applications in Table 1, we will consider addressing other end market applications that we believe would be well-suited to our NuVinci technology. Currently, we believe products such as automotive transmissions, industrial equipment, and auxiliary power units may provide such opportunities, and we are conducting preliminary market and product research and analysis on the potential opportunities represented by these end markets. If after further analysis, or if a potential development partner presents us with a business opportunity, there is an attractive business case, we will continue to invest in research and development to develop these applications and to expand into the associated markets on a commercial basis.

Our Patents and Technology Awards

We have developed a patent portfolio covering our core technology as well as individual applications of it that, as of July 31, 2010, consisted of 95 U.S. patents, 52 U.S. pending patent applications, 81 foreign issued patents (including validated countries) and 137 pending foreign patent applications, the oldest of which will expire at the end of its 20-year term in 2018. The rest of our U.S. patents and applications will expire at the end of their respective 20-year terms as well, with 19 others expiring in 2018, 5 expiring in 2019, 5 expiring in 2020, 14 expiring in 2022 and 38 expiring in 2024, among others. Each of our foreign patents and applications originate from the patents and applications filed in the U.S. and therefore are directed to the same or similar products and will expire at the same time as their respective U.S. counterpart. We currently have issued patents in Australia, Austria, Belgium, Canada, China, Denmark, Europe, Finland, France, Germany, Great Britain, Hong Kong, Ireland, Italy, Japan, Korea, Mexico, Russia, Spain, Sweden, Switzerland, Taiwan and The Netherlands with pending patent applications in those countries as well as Brazil and India. Our pending applications in these and other countries, however, can take up to 5 years or longer from the date they are filed to mature into patents depending on various factors by country including the subject matter and the examiner.

Our U.S. patent portfolio was ranked as the #1 patent portfolio in the automotive and transportation industry by The Patent Scorecardtm as reported in the Wall Street Journal on January 13, 2009. While this ranking was developed independently by a third party with whom we do not have and have not ever had any relationship, such rankings are inherently subjective and therefore do not guarantee or provide any indication of success in protecting our products in the various marketplaces around the world. We continue to file patent applications internationally as our development yields new patentable improvements to our technology.

Our NuVinci technology has also won several key industry awards including:

•	R&D Magazine’s 2007 R&D 100 Award, awarded by an independent panel of experts and by the editors of R&D magazine recognizing the 100 most technically significant new products of 2007 worldwide.

•	Popular Science’s “Best of What’s New, Grand Award 2007” for the recreational category, honoring innovations that made a positive impact on life.

•	The Dutch bicycle industry’s 2007 FietsVak “Innovation of the Year” award honoring the year’s best new bicycle product.

•	2008 iF Design EUROBIKE Gold Award, one of ten Gold Awards awarded by iF International Forum Design, honoring the best in bicycle design, considered one of the industry’s most prestigious design competitions. In 2008, more than 360 entries from 22 countries competed in 19 categories. The NuVinci CVT and CruiseControllertm, the trade name of the shifter for the bicycle hub, were given a Gold Award with judges citing the excellence of the NuVinci product’s engineering, its simplicity, and its ease of use as major factors in their decision.

•	The Guardian/Cleantech Group’s 2009 Global Cleantech 100 Award. This award reflects the collective opinion of a panel of over 100 cleantech experts and venture capital companies around the world in evaluating companies with the greatest potential to achieve high growth and high market impact.

Our Strengths

Traditional transmission systems are limited to a fixed number of discrete gears and utilize complex shifting mechanisms. CVTs in general provide continuous variation, that is smooth transition without jerks or shocks, between the speed of the primary drive, such as an engine or electric motor, and the operating speed of the vehicle or equipment, from low up through high and any speed in between. In our target end market applications, we believe, based on our experience, research and testing, that our NuVinci technology provides many advantages over traditional transmissions and addresses the limitations of other currently available CVTs by offering the following:

•	Improved efficiency and performance. Improves the overall efficiency and performance of existing mechanical systems, reducing the energy required for operation.

•	Adaptable platform technology. Its size, design, packaging and economic attributes enable its use in a variety of end market applications ranging in size from bicycle hubs to utility class wind turbine systems. Many of these end markets are currently employing transmission systems that provide lower overall system efficiency, that are more costly to manufacture, or that are limited to single-speeds due to technical, economic or space constraints.

•	Simple, durable and cost-effective design. Employs a simple design with a small number of components that are relatively simple to produce. This makes the manufacturing of our technology more reliable and less costly than that of other transmissions and results in a more durable product.

We believe this combination of strengths makes NuVinci technology capable of replacing existing transmissions or enabling its use in many of the applications in our target end markets.

Our Growth Strategy

The combination of a mechanical technology designed to improve efficiency and performance, an established research and product development team, an award winning portfolio of patents, and relationships with industry members, positions us to apply our NuVinci technology to a number of established end markets.

Our goal is to use our transmission and engineering expertise, strategic partnerships and experienced management team to commercialize applications where our NuVinci technology has a clear competitive advantage. We intend to pursue the following strategies to attain this goal:

•	Expand current markets through continued development, sales and marketing. In order to expand our market and increase the demand for our NuVinci technology, we will continue to develop improvements to our existing products that address the needs of our OEM customers and the end user. We will also continue to develop our sales staff, participate in industry marketing events and conduct targeted marketing efforts to expand the knowledge and familiarity of the public with our products and our trademark.

•	Pursue new markets and new applications where NuVinci technology has a clear competitive advantage. We will continue to focus our development efforts on applications in end markets where we believe NuVinci technology has competitive advantages over existing transmission system technology as well as markets that do not currently employ a transmission system.

•	Continue to invest in research and development. We believe that our NuVinci technology provides us with a competitive advantage over existing CVTs and traditional gear-based transmissions. We intend to continue investing in research and development to improve and further develop the design of applications in our current end markets and continue developing proprietary technologies for other applications where our technology offers a competitive advantage.

We intend to implement these strategies through:

•	Leveraging commercialization capabilities learned from the bicycle market into the development of other markets. We have completed the commercial development of a complete supply chain in the bicycle market. We intend to use this experience to commercialize and apply our NuVinci technology to subsequent end market applications.

•	Partnering with industry members to adapt and commercialize our products. In each end market application, we intend to develop strategic relationships with industry members as development partners and customers. This approach should provide insights into the performance requirements of each market, increase the likelihood of successful commercialization and reduce development costs.

•	Applying a flexible approach to manufacturing. In certain target markets, such as bicycle, EV’s and automotive accessory drives, we intend to engage high quality, cost effective contract manufacturers to make our products. In other target markets, such as wind and lawn and garden equipment, we intend to develop licensee relationships with key manufacturers to maximize our growth and cash flow prospects and further our brand awareness, while effectively managing our capital and human resources.

Our Management

Our senior management team is comprised of industry veterans with a wide range of experience in the development and commercialization of technology and products. Our chief executive officer has over 20 years of automotive-related experience with a number of management positions in the automotive business, including president of Visteon Climate Control System Ltd — at the time a subsidiary of Ford — with experience in growing successful organizations. Our chief operating officer brings over 30 years of automotive experience in operations, engineering and sales both domestically and internationally including management roles at General Motors and automotive suppliers. Our chief technology officer, a fellow of the Society of Automotive Engineers, previously headed the drivetrain group at the Southwest Research Institute in San Antonio, Texas. Our president of the bicycle division has over 20 years of sales, product development and business development experience in the automotive industry, both domestically and internationally serving in senior global roles with suppliers such as Visteon, Federal-Mogul and Echlin Inc.

Company History

We were originally formed on December 11, 2000 as Motion Systems Technologies, LLC, which was subsequently converted into Fallbrook Technologies Inc., a Delaware corporation, on April 13, 2004.

In 2002, we retained an independent design and testing laboratory serving automotive OEMs to conduct a series of tests to verify the potential of our NuVinci technology. The tests helped identify further development targets and indicated that our technology had the potential for use in a number of end market applications including variable speed gearboxes and generally within the automotive industry. We also separately confirmed analytically and then with prototypes our technology’s ability to support the implementation of an infinitely variable transmission (IVT), without additional shafts and gears—a feature we believe to be unique to NuVinci technology among CVTs.

Following these tests, we determined that additional engineering and management expertise was needed to commercialize our technology. In 2004, we hired auto industry veteran Mr. William (Bill) Klehm as President and CEO, converted to a Delaware corporation and changed our name to Fallbrook Technologies Inc. Bill Klehm assembled a team of senior engineers from the transmission field and several managers seasoned in development initiatives. We also accelerated our research and development initiatives resulting in our first manufacturing agreement later in 2004. In 2005, we signed a development agreement and license with Aftermarket Technologies Corp. for the development and manufacturing of our bicycle product.

In 2006, we entered into a number of commercial agreements, including a trademark licensing and development agreement with a transmission fluid manufacturer to design, test and market specialty fluids that improve the performance of the NuVinci CVT, a manufacturing license agreement with Aftermarket Technology Corp. (ATC) for the manufacture of NuVinci CVTs and OEM licensing agreements with Ellsworth International, Inc., Batavus BV, and Currie Technologies to design and market bicycles and electric scooters featuring the NuVinci technology.

On January 3, 2007, the Company formed a wholly-owned subsidiary, Viryd Technologies Inc. (Viryd) (formerly known as Fallbrook Wind Technology Inc.), a Delaware corporation, for the further development of applications specifically designed for the wind turbine market. On December 18, 2008, we completed a spin-off of Viryd through a pro rata distribution of shares to our stockholders.

In early 2008, in an effort to gain greater control of the manufacturing process, we agreed with ATC to terminate its license agreement and moved to a contract manufacturing platform by entering a manufacturing supply agreement with MTD Products Inc, a manufacturer of outdoor power equipment.

In December 2008, we closed our largest financing round of approximately $25 million from a consortium of private investors and two leading cleantech venture capital firms; NGEN Partners and Dutch investment firm Robeco, a wholly-owned subsidiary of Rabobank Group. In November 2009 we completed a subsequent closing of this same round for approximately $4 million, which included new and existing investors. This investment round followed three previous private investment rounds that in the aggregate provided approximately $55 million in financing for the development and commercialization of our NuVinci technology.

In 2009, we began the process of phasing out production of our existing bicycle product in order to prepare for the launch of our next generation bicycle product, the N360, for which we launched manufacturing in June 2010 and shipped initial products to customers in July 2010. We terminated our manufacturing supply agreement with MTD Products Inc. in October 2009. On January 30, 2010 we signed a supply agreement with Tri Star Group, a company located in Shanghai, for the manufacture of N360, thereby completing a selection process that began in 2008.

In August 2010, we closed a private placement financing round of $6.0 million to support continued operations.

Our Technology

Existing Technologies

Heightened concern for the environment and the desire for reduced dependence on fossil fuels have led to an increased demand for vehicles and equipment that operate more energy efficiently, with lower emissions and that provide the same or superior performance. Vehicle and equipment manufacturers continue to look for technological improvements that meet the increasing environmental standards without sacrificing performance. Increased regulatory standards for efficiency and reduced emissions also drive the pursuit of such improvements. For automobiles and other vehicles, improving the operating efficiency of the engine or motor can have the most significant impact on the overall efficiency of the vehicle.

Manufacturers of automobiles, other vehicles and equipment often focus on the transmission as an area in which to achieve such improvements. Transmissions take the operating speed of a motor or engine and convert it to the speed necessary for the operation of the vehicle or equipment. Since there are few instances where the motor or engine operates optimally at the same speed as the vehicle or equipment, transmissions are needed to take the speed of the engine or motor and produce an output speed that meets the operating speed requirements of the vehicle or equipment.

As an example, an automobile with a single gear is almost useless, because if geared low enough to start off or climb a hill, the car would have an unacceptably low top speed. If geared high enough to drive on a freeway, a single gear car would not be functional at startup or able to climb a hill. In contrast, the same car equipped with a five-speed transmission can stop and start while pulling a trailer over a mountain and it can cruise at high speeds on a freeway. The transmission makes the car functional. In addition, the multi-speed transmission enables the engine to operate more efficiently. For example, automobile engines typically operate most efficiently at a particular engine speed, or RPM. While the transmission is in each discrete gear, the engine must increase its speed from low to high before the car is travelling fast enough to allow a change to the next higher gear. As the engine’s speed increases within each discrete gear, the engine must rev up from a low RPM to a high RPM, thereby moving into and out of its most efficient operating range. In an automobile equipped with a five speed transmission, unless the automobile drives primarily at a fixed speed, the engine typically spends a large amount of driving time outside its most efficient operating speed and consequently the engine wastes energy and creates unnecessary, harmful emissions. By increasing the number of gears in a transmission, it is possible to increase the energy efficiency of the engine.

Unlike conventional transmissions that have a fixed number of gears or output speeds, a continuously variable transmission, or CVT, is a particular type of transmission that has an unlimited number of speed ratios between its high and low limits. This allows the engine or motor to stay within its peak efficiency or peak power operating speed more than the conventional transmission. For example, when used in an automotive transmission, CVTs improve performance by allowing the engine or motor to continuously deliver peak power and torque to the drivetrain while steadily allowing the speed of the car to increase through acceleration. This improves efficiency by allowing the car’s engine to remain in its most efficient speed as the car speeds up or slows down.

Therefore, because of the unlimited number of gears that allow engines to operate at their most efficient or highest power speed, while the speed of the rest of the mechanical system is allowed to vary, the CVT optimizes the overall system efficiency, reduces fuel consumption and emissions, thereby reducing the adverse effects of such mechanical systems on the environment. Besides automobiles, these benefits of CVTs are similarly achievable in many other mechanical systems that require variation between the speed of a primary drive and the speed required to operate the mechanical system.

How Our NuVinci Technology Works

Our NuVinci technology is a CVT that is based on a set of rotating, tilting balls clamped between two rings. Figure 1 illustrates the basic components of the NuVinci CVT technology. As shown in Figure 1, our NuVinci technology has:

•	an input disc, or ring, driven by the motor or engine that is in contact with and drives the balls on one side,

•	a cylindrical support member, or idler, located in the middle of the balls that keeps the balls in their positions around the center of the CVT, and

•	an output disc, or ring, in contact with and driven by the balls that forms, or is connected to, the output of the CVT.

Figure 1 – NuVinci Technology

Torque from an engine, motor or other input source (illustrated in Figure 1 by the lines with arrows going left to right) is transferred through the input disc to the balls via the contact between the balls and the input disc. The torque is then transmitted through the balls, each of which rotates about its own separate axle, and then to the output disc via the contact between the ball and the output disc. The input disc and output disc are clamped onto the balls tightly so that the requisite amount of clamping force is provided for the amount of torque being transmitted. A transmission fluid provides traction, and prevents metal to metal contact, between the balls and discs and provides lubrication for bearings and other components.

The speed of the input disc compared to the speed of the output disc, or speed ratio, is controlled by the angle of the ball axles relative to the axis of the transmission. Figure 2 illustrates that by tilting the ball axles, the transmission can be shifted from low to high (as shown left to right), or from high to low, or to any ratio in between. The number of balls used depends on several factors including torque and speed requirements, operational requirements and space considerations, among others.

Figure 2 – Shifting NuVinci Technology

Although we initially developed our NuVinci technology as a new type of CVT, we discovered after further development that the same components of the NuVinci technology could be configured as an IVT capable of forward, reverse and a “powered zero” state, where most other CVTs require extra shafts and gearing. In the “powered zero” state for vehicle main driveline transmissions, the NuVinci IVT will hold the wheels stopped on a vehicle even though the engine is running and the transmission is engaged, such as on a hill at a stop.

NuVinci’s Competitive Advantages

We believe, based on our experience, research and internal testing, that our NuVinci technology provides enhanced performance and improved overall system efficiency for mechanical systems that require variation between the speed of a primary drive and the speed required to operate the mechanical system. Considering the pervasive use of mechanical systems, we believe that technologies, such as the NuVinci technology, that deliver improved performance, fuel or energy efficiency or design flexibility combined with reduced emissions should be of interest to consumers and manufacturers in today’s global climate of concern for emissions and efficiency improvement.

Compared to conventional transmissions, as with any CVT, our NuVinci CVT offers seamless and continuous transition to any ratio within its range, allowing motors and engines to operate at their most efficient speed thus maximizing overall efficiency, with no jarring or shocks from the shifting process. Consequently, NuVinci technology, like other CVTs, can improve acceleration and performance while providing system level efficiency improvement over conventional transmissions. Our NuVinci technology can be configured in several ways all in one compact package, providing flexible packaging. Due to its flexible packaging and scalable design, we have shown in commercial products, prototypes and test vehicles that it can enable the commercial use of CVTs in applications not currently using them, such as automotive accessory drives, wind turbines and bicycles.

Although they have a long history, CVTs have varied designs and, through our research we believe they have proven difficult or costly to manufacture to date. They have also been too difficult to apply, control or scale to the applications that could benefit from a smooth, quiet and gearless solution. In contrast to most other CVTs, we believe, based on our experience, research and internal testing that our NuVinci technology is less complex, more compact, provides more stable control, is easier to shift, offers more scalability across product lines, can be assembled and configured to suit a wider range of applications and is less expensive to manufacture and assemble. We believe, based on our experience, that our NuVinci technology can be viewed as the first truly “functional” CVT—one that is simple, versatile, relatively inexpensive and scalable.

Our NuVinci technology uses materials that are commonly available and widely used today in many industries. The primary materials used in our technology include steel and aluminum, both of which are available at commodity prices on mass production scale. Materials available as commodities are inexpensive and have more stable pricing than many special purpose materials that have relatively little, if any, mass production history. Unlike many “green” technologies that are dependent on rare raw materials with volatile pricing, we believe that our technologies offer a more sustainable economic proposition.

In summary, we believe NuVinci technology provides flexibility in design and configuration that makes it well suited for applications in many major industries including bicycles, light electric vehicles, agricultural equipment and tractors, automobiles, trucks, accessory drives, and wind turbines of all size classes. For many applications, we believe these advantages should be enabling, meaning that the application simply is not practical without the assembly and configuration flexibility of the NuVinci technology.

Market Opportunities

Overview

Our NuVinci technology is designed to improve the overall efficiency and performance of vehicles and equipment that operate at various speeds.

Automotive Accessory Drives

Background—Accessory drives

We believe the opportunity for our NuVinci technology within the transportation segment is substantial. While our technology could be applied as the primary vehicle transmission, our current development and initiatives are focused on improving the performance of automotive accessory drives, a market we believe should have fewer barriers and take less time to enter, as well as having lower capital requirements.

Figure 3 below is an illustration of the front end of a typical engine and various accessories that are driven off the engine’s crankshaft by a belt and a series of pulleys. As illustrated, numerous automotive accessory drives exist in a vehicular system, including an air conditioning compressor, alternator, water pump, power steering pump and, in some cases, a supercharger (not shown).

Continuously Variable Accessory Drive (CVAD) Applications

Figure 3 – Engine Accessories

These automotive accessory drives are powered directly from the engine and because the belt and pulleys that operate the accessories act as a single speed transmission, the operating speeds of the accessories are limited to going up and down as the engine’s speed changes. These accessories are typically sized to provide their required performance even in the worst case scenario—for instance, the AC compressor is sized to cool a car with the engine idling, sitting in traffic conditions, at a very high outside temperature. This means that anytime the engine is not operating in that worst case scenario, the accessories are over-performing and are wasting energy. In other situations, design constraints prevent the use of accessories sized large enough to meet the worst case conditions. In such cases the accessory cannot meet its basic performance requirements.

We are initially focusing on the performance and optimization of the alternator, supercharger, power steering pump and air conditioning compressor and will follow with products designed to improve the overall system by applying the technology to the crankshaft drive pulley to vary the speed of all the accessories independently of the engine speed. Based on a review of patents and technical papers arising from research conducted by other companies in the field, we believe a number of companies have spent significant resources attempting to use multi-speed drives to optimize automotive accessory drives in the quest for greater fuel economy. To date, there are few if any commercially successful products in the market addressing this need. We believe, based on our research and experience in the automotive industry, that this is due to key technological shortcomings of competing CVT Technologies.

We have developed the NuVinci continuously variable accessory drive (CVAD) in order to address the problems in the automotive accessory drive market. A CVAD is a NuVinci CVT used to drive automobile engine accessories. It can be applied to an engine’s crankshaft such that the operating speed of all the accessories is optimized together at all engine speeds.

Alternatively, our NuVinci CVAD can be mounted on an individual accessory to optimize its performance and efficiency. While we believe there are many accessories that could benefit from the application of our NuVinci CVAD technology, we are currently focusing our resources on applying our CVAD for the alternator, supercharger, power steering pump and air conditioner compressor end markets. Our NuVinci technology can be used by original equipment manufacturers, or OEMs, in new vehicles or can be applied to most vehicles through the aftermarket as a means to improve overall fuel efficiency and to enhance performance.

NuVinci Opportunity—Alternators

Alternators convert mechanical energy created by the engine into electrical energy to charge the battery and power the vehicle’s electric system when the engine is running. The speed of the alternator, and therefore its ability to generate electricity, is dependent on the speed of the engine because it is coupled directly to the engine crankshaft via a belt and pulleys. Therefore, when engine speed is at its lowest—when the engine is idling—the speed of the alternator is at its lowest and it generates the least amount of electrical power. In some cases, this prevents the alternator from creating sufficient electricity, resulting in excessive battery drain and reduced electric system function, such as when a bus’ lights dim when it stops. Conversely, as the alternator is designed for worst case conditions, that is at low engine speeds and high ambient temperatures, when the vehicle is accelerating and cruising, well above low engine speeds, the alternator operates at levels above that which is needed — resulting in increased fuel consumption and unnecessary emissions.

In heavy-duty vehicles, demands on alternators and batteries are increasing as a result of the addition of numerous electronic controls and devices that place a great deal of stress on the electrical system of the vehicle. In order to provide sufficient electrical power when the engine is idling, or at its lowest speed, the only current solution is to raise the idle speed of the engine to increase the alternator speed and associated electrical output. This is a poor solution due to the resulting increase in fuel consumption and emissions. Accordingly, we believe that there is a significant opportunity to upgrade existing vehicles using our NuVinci technology to improve performance and extend the life of batteries and alternators.

Our CVAD decouples the speed of the alternator from the speed of the engine, which we believe, based on our research and testing, enables the alternator output to meet the vehicle’s electric power needs regardless of driving conditions or engine speed. We demonstrated the potential improvement in alternator performance in a 2007 project conducted on a heavy duty government vehicle. The vehicle’s operators wanted to understand the potential of the NuVinci technology to improve the performance of its existing alternators.

Figure 4 – NuVinci CVAD Performance Improvement

Figure 4 is a graph of the test results from our internal tests showing improved alternator performance with the NuVinci CVAD. The bottom line shows the electrical current the stock alternator delivers at various engine speeds. The top line shows the electrical current delivered at various engine speeds by the same alternator when its speed is controlled by the NuVinci CVAD. The shaded area shows the increased electrical current that is available at various engine speeds when using the NuVinci CVAD.

Testing of the tactical vehicle over a standardized EPA drive cycle, which simulates real world driving conditions for engine speed over time, showed what we consider to be dramatic improvement with the NuVinci CVAD. This test showed that the NuVinci CVAD delivered over 75% more current at idle than the stock alternator and over 34% more total energy over that same 1,200 second test. When that is extrapolated over an entire 7.5 hour workday the NuVinci CVAD helps deliver over 750% more energy. The 2007 project successfully demonstrated to our satisfaction the packaging, control responsiveness compatibility, proper current at any engine speed and improved total energy output of the CVAD-equipped alternator, even at high ambient temperatures, as we expected.

NuVinci Opportunity—Superchargers

A supercharger is an air compressor that increases the air flowing into the cylinders of an internal combustion engine. The increased level of oxygen in the cylinder in each combustion cycle results in more power output from each such combustion event than would be available without the supercharger. This increases the overall output power of the engine. Similar to the alternator, the speed at which the supercharger operates, and thus the amount of air it pumps into the engine, is determined by the speed of the engine.

Our NuVinci CVT technology can vary the speed of the supercharger independently of the engine speed to provide maximum boost or the most efficient performance at all engine speeds. We believe, based on tests performed with our prototypes, that the use of our technology shows great potential for improving vehicle performance and fuel economy when coupled to a supercharger. Specifically, we expect our NuVinci technology to reduce the fuel consumption of certain engines equipped with superchargers, or enable smaller engines with a supercharger to achieve similar performance to larger, less fuel efficient engines.

We believe there are significant benefits in decoupling superchargers from the crankshaft on existing engine systems. We believe, based on our research, that advanced engine designs using CVTs with superchargers are capable of increasing vehicle fuel economy by 30-50% through a 33% reduction in engine size while at the same time maintaining the power, top speed and acceleration of the vehicle.

Figure 5 – Potential Supercharger Enhancement

Figure 5 illustrates the results of a modeling analysis performed for us by an independent automotive industry consulting firm of the improvement that is possible when combining the NuVinci CVAD with a supercharger drive. These results demonstrate the opportunity to reduce the size of car engines to reduce fuel consumption and emissions without sacrificing performance. In the figure, as identified in the legend, the torque available from a standard 2.0 liter 4 cylinder (I4) engine, the torque output available from a 3.6 liter 6-cylinder (V6) engine, which is notably higher than the standard I4 engine, the higher torque available when a supercharger is added to the I4 engine, and the increased amount of torque available from the I4 engine equipped with a supercharger and a NuVinci CVAD are illustrated by their respective lines. The shaded area shows the increased amount of torque created by utilizing the NuVinci CVAD-driven supercharger. This graph shows that at some engine speeds the I4 engine with the CVAD-enhanced supercharger is actually outperforming the larger V6 engine illustrating the opportunity to downsize the engine without sacrificing performance.

We are currently working with a major automotive supplier under an engineering services agreement for the development of a NuVinci CVAD for automotive superchargers. This supplier has an option to enter into a commercialization agreement with us containing predetermined terms including the exclusive right to purchase NuVinci CVADs for superchargers, pricing and warranty requirements, among other things. The prototype we are currently testing is smaller than that tested for the heavy duty alternator drive, but is configured in a similar fashion and should provide valuable data on the durability of the design as we move to commercialization.

NuVinci Opportunity—Air Conditioner Compressors

Similar to alternators and superchargers, air conditioning compressor output is also determined by the engine speed. The compressor is designed to operate at necessary levels in the worst case operating conditions, which is low engine speeds and high ambient temperatures and cooling demand, meaning that the compressor is sized to provide required cooling during engine idle. However, as the engine speed increases, the compressor is overworked and consumes more fuel than is necessary. Furthermore, the automotive industry is attempting to adjust to increasingly stringent U.S. and European regulations, such as European Regulation (EC) No 842/2006, that phase out the use of certain automobile air conditioning system refrigerants in favor of new, more environmentally friendly system refrigerant formulations. These new refrigerants have thus far demonstrated significantly decreased cooling performance at low compressor speeds. We believe that optimizing the compressor performance with our NuVinci technology should provide automakers and suppliers with an economical solution for implementing the new refrigerant formulations.

Similar to the supercharger application, which is another type of compressor, our NuVinci CVAD can vary air conditioning compressor speed independently of the speed of the engine so that it can provide optimal cooling at all engine speeds. This allows system designers to optimize the speed of the air conditioning compressor to provide satisfactory cooling performance while maximizing fuel efficiency and reducing emissions.

We are currently working with Hodyon to develop a CVAD specifically designed to allow Hodyon to optimize the performance of their AC compressors. On March 5, 2010, we executed a joint development agreement with Hodyon to develop interface hardware to connect our CVAD to their AC compressor.

NuVinci Opportunity—Power Steering Pumps

Power steering pumps, which assist the driver’s steering by pumping power steering fluid, are typically designed to accommodate the system requirements at their most arduous situation, referred to as “dry park.” Dry park is the situation that occurs when the steering wheel is being turned significantly while the engine is at a low speed and the turning surface is dry. For example, when a driver is maneuvering into a tight parking space, the car or truck is stationary on a dry parking lot surface, the engine is at or near idle, and the driver is turning the steering wheel rapidly from one extreme of its travel to the other. This situation places by far the highest power demand on the power steering pump, but again the speed of the pump is tied to a low engine speed and thus must be sized to produce enough flow to properly steer the vehicle in this extreme condition. As a result, when the vehicle is going down the road at higher engine speeds with minimal steering input, the pump is pumping too much fluid, and more than can be bypassed through the system. This creates a great deal of heat in the system and wastes fuel. This predicament has led many automakers to switch to electric power steering systems that completely de-couple the power steering system from the engine. While this has shown to be viable on passenger cars, larger commercial vehicles do not have enough electrical power available to make such an electric system viable.

The adverse effects during high speed operations that are associated with an oversized power steering pump are most severe on larger vehicles that have the highest dry park loads imposed due to their large tires and high weight. We are currently working with a leading supplier of commercial truck power steering pumps under a memorandum of understanding to develop a NuVinci CVAD system for their power steering pumps. We believe, based on our research, that this application will reduce fuel consumption when compared to the conventional fixed displacement pump and fixed ratio engine to pump drive system used presently.

Market—Accessory drives

We define the global automotive vehicle market, based on our research, as consisting of two general categories: passenger car and light truck and heavy duty truck (including buses). We believe our NuVinci technology has broad applicability in both categories in both new and used vehicles. Table 2 below provides the unit volumes of the three vehicle categories and identifies annual new unit sales and the current installed base for the U.S.

Table 2—Automotive Vehicles by Segment

	New Sales (2009)		Installed Base (2008)
Vehicle Segment	U.S. (000 units)	Global (000 units)	U.S. (000 units)

Car & Light Truck	10,432	56,000	234,067
Heavy Duty Truck and Bus	228	2,681	6,619

We are targeting the heavy duty truck and bus aftermarket in the near term due to what we believe are low barriers to entry, the potential for fleet sales and the need in that market for solutions to the problems identified above make the opportunity attractive. We believe that the addressable number of these vehicles in the aftermarket, when considering vehicle types, engine compartment configurations and other factors, is about 1.5 million units. While we expect some penetration into the aftermarket for passenger cars and light trucks over the next five years, the projections of any penetration rates would involve significant speculation. Over a longer term, we expect OEM penetration on new sales in passenger car and light truck and in heavy duty trucks and buses. Due to the same factors as the aftermarket, we see the OEM market for passenger cars and light trucks as a 10.5 million annual vehicle market opportunity and for new heavy duty trucks and buses to be about 800 thousand units. While we are assuming the launch of each of our CVAD products, we are initially assuming only one CVAD product per vehicle in the target markets, and therefore we believe combined OEM sales for heavy duty trucks, bus and passenger cars and light trucks presents an addressable annual market of approximately $1.4 billion, while the total one-time aftermarket opportunity for heavy duty trucks currently on the market is approximately $1.0 billion.

Commercialization Plan— Accessory drives

To date, our efforts in the automotive accessory drive field have focused on developing and optimizing the design and system performance of our technology. In order to gain valuable industry, manufacturing and product insights, to further develop brand awareness and increase market acceptance, we have built and continue to build business relationships with established industry members in each of our target markets. For example, in the alternator market we have worked with a leading supplier of alternators and a niche supplier of military alternators. In the power steering pump market, we are working with a leading manufacturer of power steering pumps for commercial vehicles. Additionally, we are working with a leading automotive supplier under an engineering services agreement for the development of a NuVinci CVAD for automotive superchargers and we have entered a development agreement with an industry manufacturer and distributor of air-conditioning systems.

We expect to use the experience gained from our contract manufacturing arrangement in the bicycle market to develop commercial scale operations in the CVAD market for the alternator, air conditioner and supercharger applications. The products are at a pre-production design level, except for supercharger CVAD, which has undergone preliminary proof of concept testing with further design and concept testing required, and we have performed preliminary testing on prototypes. While there should likely be some difference in the mounting hardware, the alternator product and the air conditioner compressor product are very similar and we believe may be manufactured by the same manufacturer. The supercharger product will be a different sized product from the alternator and air conditioner products and therefore we may utilize a different manufacturer for its production. Similarly, due to its different size, the power steering pump product may be produced by a different manufacturer.

All of these products are currently in the design, prototyping and testing phase of development. The prototypes for all of these have been assembled internally from parts delivered primarily from Tri Star Group, our manufacturer for our bicycle CVT product, with some parts made internally. We have spent over a year working with Tri Star Group for the development of our initial CVAD products. Through a series of engineering service programs and production launch of the N360 bicycle CVT, we have developed an in-depth understanding of Tri Star’s manufacturing capabilities. We believe they could play a significant role in production of CVAD products. A pre-production prototype of an alternator CVAD has been delivered to an OEM customer and installed in its test vehicle and based on the unit’s performance, the customer has provided positive feedback. We continue to work with developmental partners to validate product durability in multiple applications. These tests and reviews are occurring with other OEM’s, independent global engineering services providers and fleets.

On April 23, 2010, we executed a memorandum of understanding with Chengdu Bus Company (Chengdu) in Chengdu, China, which is located in the Sichuan province. The non-binding memorandum states that the two companies intend to enter an agreement for the development of a continuously variable accessory drive for application in Chengdu’s buses. We have begun assembling hardware and testing equipment to run preliminary testing of an air conditioner drive in Chengdu’s buses.

The prototype testing these products are currently undergoing has resulted in design refinements. When the prototype testing is complete, changes will be made to the design to generate a production design and then additional testing will be performed to validate the production design. Following this production design validation, the manufacturing tooling and process development and supplier development will commence, the completion of which will lead these products to manufacturing launch.

We expect to begin negotiations in 2010 for the supply of products for this end market application with the intent to complete an initial production run in 2011 of the alternator CVAD product and commercial scale production in 2012.

We currently expect to commence sales of our automotive CVADs for alternators and air conditioner compressors in 2011 through aftermarket distributors. This should allow us to demonstrate our capabilities in this market and develop brand awareness, which we will then use to drive distribution through OEMs for these products starting in 2012. We are working under an engineering services agreement for the development of our supercharger products with early prototype testing complete and further design and testing underway. We expect to begin OEM launch of the supercharger product through our customer in 2012. We receive partial funding for the development of the supercharger product from the engineering services agreement. However, we expect the majority of the funding for the development of the supercharger product, as well as all of the funding for the other CVAD products, to come from the net proceeds from this offering and our existing cash and cash equivalents or from licensees or joint venture partners.

Electric Vehicles

Background

Electric vehicles, or EVs, are two, three and four-wheeled vehicles powered solely by electric motors or by an electric motor in combination with an internal combustion engine, as in a hybrid vehicle. With increasing fuel costs and more stringent engine emissions requirements, EVs are becoming more popular around the world as consumers are increasingly looking for “green solutions.” However, current EV performance and range is less than that of competitive gasoline-powered vehicles.

The powertrain of a typical EV comprises a power source, usually a battery, an electric drive motor and controller, and power transmission devices such as sprockets, chains or gearing. Many EVs operate in a single speed configuration where the speed of the vehicle is directly linked to the speed of the drive motor, by a fixed gear ratio. Although the motor controller for an EV can direct the motor to operate at high or low speeds or to vary smoothly between them, the motor has a defined operational speed that maximizes its efficiency and similar to the gasoline engine, if the motor can be operated closer to this defined speed, then would be able to more efficiently provide torque and power to drive the vehicle, leading to increased vehicle range and reduced peak current draw among other advantages. As a result of this condition, achieving practical range compared to gas or diesel powered vehicles has challenged EV manufacturers, and their electrical systems have to endure high electrical current draw when climbing hills or starting from stop. These realities have led to significant research and development activities directed toward improved battery technology to support greater storage of energy in the vehicle and on the power electronics of such vehicles to meet the operational requirements of the vehicle.

Furthermore, power electronics, which are increasingly used in today’s vehicles, act as an additional drain on system power and reduce the overall system efficiency in EVs. Power electronics are used in electrical devices for many purposes such as varying voltage or frequency, converting AC to DC or vice versa, as well as changing the operating speed of motors. We believe, based on our research, that power electronics for hybrids represents 20% of the vehicle’s material costs and is larger for full electric EVs.

Current EVs are increasingly utilizing components made from rare earth materials for their operation and performance. However, our NuVinci technology does not rely on the use of these materials. Instead, the NuVinci technology uses common, readily available materials used in a wide array of industries today, which are available in mass quantities from multiple sources with generally less pricing volatility than is associated with special purpose materials.

NuVinci Opportunity—Electric Vehicles

Based on their relatively low sales and our research, we believe EVs suffer in their ability to effectively compete with gasoline powered vehicles as a viable source of reliable daily transportation because they do not generally have the range, top speed, hill climbing ability or the ability to pull significant loads. They therefore generally come up short on expectations placed on them to replace gasoline engines and thereby reduce fuel consumption and emissions. Testing we have conducted has shown that the NuVinci CVT allows EVs to accelerate, climb hills and pull loads at more efficient motor speeds to increase vehicle range and limit peak current levels, which typically improves battery life. Our NuVinci CVT allows the motor to operate at more efficient or optimal speeds for any vehicle speed to both improve performance of the EV and increase its efficiency. NuVinci CVTs will be integrated into the driveline of an EV as the primary transmission between the motor and the wheels to allow the motor to operate at a more optimal speed during different driving conditions and speeds. We have incorporated our NuVinci CVT into the rear wheel of a standard electric scooter and have demonstrated several improvements through empirical analysis and comparative testing. Specifically, through our demonstration and testing we have demonstrated to our satisfaction increased acceleration, higher top speeds, improved hill climbing, extended real world range and enhanced battery management when the NuVinci CVT is used as the primary transmission on such electric vehicles. While this was performed on a scooter, we believe that the results could be realized in larger vehicles as well. Table 3 provides an illustration of the actual improvements we have observed based on test results reported in our white paper published at the 2007 Ele-Drive Conference.

Table 3—NuVinci CVT Performance Improvements

Operating Metric	Empirical Improvements (1)
Acceleration(2)	38%
Steady State Velocity On A Hill(3)	24%
Maximum Speed(4)	47%
Range(5)	20%

(1)	Results reflect the actual performance improvements in a 2006 model Currie IZIP 1000 scooter in an unmodified (stock) vehicle against a vehicle equipped with a NuVinci CVT.

(2)	Acceleration is measured as the improvement in time to increase in speed from 0—19 KPH.

(3)	Steady state velocity on a hill is measured as the improvement in speed while traveling up a hill.

(4)	Maximum speed is the improvement in the maximum sustained speed.

(5)	Range is measured as total kilometers driven in a city center.

We intend to leverage our existing applications and designs in adapting our NuVinci CVT to provide driveline transmissions for various vehicles in the EV market. We will initially focus on smaller vehicles with lower barriers and shorter time to entry and move towards hybrid automobiles and full electric automobiles. Our focus for the EV market is to provide products that can be easily incorporated in to the design of EVs so that designers can optimize the performance of electric motors and the vehicle resulting in EVs that are better able to compete with gasoline powered vehicles.

To date we have developed prototypes of the NuVinci CVT that demonstrated the performance and functionality necessary to successfully implement the NuVinci technology in the EV market. Our first development of a higher powered, higher torque driveline transmission with the NuVinci CVT was a driveline transmission for a medium sized agricultural tractor. The design had to meet several challenging performance characteristics in order to stand up to the demanding requirements of the medium agricultural sector. We designed and manufactured a prototype with which we were able to successfully demonstrate satisfactory levels of performance throughout the operating range of the transmission.

Through an engineering services agreement with our former licensee ATC, we also designed and developed a prototype of our technology for a medium sized sport utility vehicle. Through this project we, along with ATC, were able to demonstrate a fully functional prototype operated by the driver with a standard transmission control lever having the normal “PRNDL” shifter, representing the standard “park, reverse, neutral, drive and low” speeds to be selected by the driver. This prototype included a valve body and electronic control unit to automatically shift the transmission ratio according to the driving needs of the operator. Through these two programs we were able to demonstrate the applicability of the NuVinci technology to real world automotive applications thereby lending credibility to our calculations about the scalability of our technology. While both of these programs were designed for internal combustion engines in the target vehicles, they were tested on test stands operated by electric motors and from our testing of these prototypes and the smaller light electric vehicle prototypes, we expect the technology to perform well in real world EVs.

We believe the improved operating performance that can be achieved using our technology in EVs should increase their attractiveness as a practical option to gasoline powered vehicles and boost demand for our products. By allowing the motor to operate at optimal speeds as the vehicle’s driving conditions change, as multispeed transmissions do in other cars, EVs can realize the same benefit that gasoline powered cars do from implementing the NuVinci CVT. Furthermore, we believe that using a NuVinci CVT to optimize the speed of the motor while allowing for the vehicle’s varying driving conditions and speeds provides greater control flexibility and can be used to simplify the motor controller in either EVs or hybrid vehicles potentially reducing or eliminating the reliance on complex, relatively inefficient and expensive power electronics.

Market—Electric Vehicles

EVs include categories ranging from full size utility or industrial vehicles, such as fork lifts, to passenger cars and all the way down in size to light electric vehicles (LEVs), such as scooters. They also range from full EVs to hybrid electric vehicles, to plug in hybrid vehicles. We believe the benefits realized during our testing on scooters applies equally to larger vehicles such as electric automobiles and electric industrial vehicles. A growing number of passenger car sized electric vehicles are being developed for production by existing automobile OEMs such as GM and Nissan, as well as new entrants solely focused on electric vehicles, such as Tesla and ZAP. Estimation of the growth in sales of EVs is still speculative at this point. Publicly available reports have estimated that globally, more than 17 million cars will be hybrid or electric in 2015. We believe the addressable market for electric cars and hybrid electric cars alone, not including LEVs, to be at least 4 million units annually by 2015 representing an addressable annual opportunity of $1.2 billion.

Commercialization Plan—Electric Vehicles

We expect to partner with vehicle manufacturers and their suppliers to adapt our existing CVT products to their EV. This application is currently in the design, prototyping and testing phase of development. We have tested prototypes of the transmission on automobiles as well as smaller electric vehicles. The product is currently going through further design refinement and will require further testing prior to moving to a production design. Under the current development schedule for this complex application, we currently expect to move to production design and validation in 2012 with an expected production launch in 2013. We believe that, with the assistance of joint venture partners, the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund their product development for the electric vehicle products currently in development.

We have entered a consulting agreement with Advanced Strategic Leadership Limited (ASL), a Shanghai company, under which ASL will provide consulting and market development services for the Chinese EV market. ASL will provide market data and support sales and development of our NuVinci technology for EVs in China. We expect to manufacture our products for the EV market through a contract manufacturing relationship. We will select the appropriate contract manufacturer for the product when a target customer and vehicle is identified.

On August 26, 2010, we entered a memorandum of understanding with TEAM Industries, Inc. under which we mutually agreed to negotiate a joint venture for the manufacture of NuVinci CVTs for small residential and recreational vehicles including all-terrain vehicles and utility vehicles as well as low speed vehicles and neighborhood electric vehicles. Also, on August 26, 2010 we entered a memorandum of understanding with Shentong Automotive Decoration Co., which is located in Ningbo near Shanghai, China. Under this memorandum, we agreed to negotiate a joint venture for the manufacture of driveline transmissions for electric passenger cars. However, we cannot be sure that these business relationships will result in the formation of joint ventures.

Lawn Care Equipment

  Background

The lawn and garden equipment market encompasses a wide offering of products including lawnmowers, turf and grounds equipment, trimmers and edgers, among others. Powered ride-on mowers or lawn and garden tractors represent the largest market segment and include front engine lawn tractors and rear engine mounted zero turn radius (ZTR) products, which are further segregated into consumer and commercial use categories. In recent years, ZTRs have generated significant market share gains due to their low profile design and independent wheel controls that allow users to turn the mower a full 360-degrees in place. Furthermore, ZTRs, which include two IVTs per tractor, demonstrate superior performance. According to Hustler Turf, studies indicate that ZTRs can mow about 20-25% faster than regular lawn tractors on a U.S. football field size area.

By having an IVT dedicated to each rear wheel of the lawn tractor, each rear wheel can rotate forward or reverse independently of the other. This allows the driver to turn the vehicle in a circle that is the same size as the width of the vehicle by rotating one wheel forward and the other in reverse. This provides for the “zero turn radius” name these lawn tractors are given. The IVT technology presently used in lawn care equipment is the hydrostatic transmission. Hydrostatic transmissions use a hydraulic pump and motor to vary the speed ratio of the transmission. These transmission types can generally transmit more torque than inexpensive rubber belt transmissions, but can be sensitive to contamination. With efficiencies—that is the percentage of power provided by the engine to the transmission that is actually delivered out of the transmission to the drive shaft and wheels—ranging as low as 50%, the purely hydrostatic transmission is limited to low-end applications like lawn tractors, where its greater durability and absence of startup slip enables its use over more delicate rubber belt types. It is also used in some off-road construction equipment requiring the function of an IVT despite the fuel economy penalty. In addition to low efficiency and its high noise level, this transmission type also suffers from considerable heat generation and substantial fluid cleanliness requirements.

Technology innovation in the lawn and garden equipment market has historically focused on general performance improvements and ergonomic enhancements. However, due to increasing public and regulatory pressure, many companies are now looking for innovation to help reduce emissions and noise, to improve the utility of electric powered products, and to add user-friendliness features, like simple controls and improved handling.

  NuVinci Opportunity—Lawn Care Equipment

Under an engineering services agreement with a leading manufacturer of lawn and garden transmission equipment, we have developed an IVT that can be used in ZTRs. Preliminary testing indicates significant improvement in efficiency over existing hydrostatic transmissions.

Through testing and analysis, we have found the relative difference in efficiency between our NuVinci IVT and a hydrostatic transmission to be substantial. The lower efficiency of the hydrostatic transmission results in increased fuel consumption and increased vehicle emissions. As the Environmental Protection Agency has passed regulations in September 2008 limiting exhaust emissions from lawn and garden equipment, OEMs need to find ways to limit exhaust emissions while providing consumers with the same performance. Additionally, the mechanical connection between engine and drive wheels available using the NuVinci IVT, versus the fluid connection in hydrostatic transmissions, provides improved control and secure feel as well as improved performance for the rider. We have adapted our NuVinci IVT to enable the lawnmower to run forward, reverse and in a “powered-zero” state, that is the transmission maintains a zero output speed while engaged and with the engine running, with no additional shafts or gearing. We believe this feature is unique to NuVinci technology among mechanical IVTs and enables the transmission to be built with fewer components, thereby reducing overall packaging space and manufacturing costs. The powered-zero state has proven through testing to be advantageous as it will hold the mower steady on the side of the hill when the rider lets up off the control, whether a brake is engaged or not. We have found through testing that other IVTs will not hold the mower’s position and brakes must be engaged to prevent the mower from rolling. Finally, the packaging of our NuVinci IVT provides vehicle designers more options for vehicle powertrain layout to enhance rider position on the vehicle and vehicle setup.

  Market—Lawn Care Equipment

According to the Freedonia Group, the global lawn care equipment market in 2008 was estimated at approximately $16 billion, with an annual growth rate of approximately 2.8% and with about $9.7 billion of that market in the U.S. (Industry Study 2542, World Power Lawn & Garden Equipment, Freedonia Group, Aug 2009). The units sold were estimated to exceed 7.7 million units per year with the ride on lawn and garden vehicle market estimated to exceed 1.65 million units annually. Of this market, vehicles with automatic transmissions (including ZTRs) make up approximately 50%, and of that 50% hydrostatics have dominant market share. We have entered an exclusive manufacturing license arrangement for this end market application under which we should collect royalties from that licensee’s sales. We believe the royalties available from our licensee in this market, considering the unit sales opportunities available, represents an addressable annual opportunity of $65 million.

  Commercialization Plan—Lawn Care Equipment

In August 2009, we entered into a manufacturing license agreement and a development agreement with Hydro-Gear Limited Partnership, which holds the leading market share for ride on automatic mowers with hydrostatic transmissions. Under the agreements, we plan to develop and commercialize NuVinci products within the lawn care equipment field and through this relationship we expect to receive a development fee upon reaching certain milestones and a royalty from future sales.

Under our development agreement with Hydro-Gear, this product is currently completing prototype testing and production design refinement, and with their current projections for product development, we expect to demonstrate the fully functional pre-production prototypes to key customers in 2011, beginning preparations for production shortly thereafter with production launch currently projected for later in 2012. The precise date of any launch however is at Hydro-Gear’s discretion. The funding for this development comes primarily from Hydro-Gear under the development agreement, with the remainder expected to come from the net proceeds of this offering along with our existing cash and cash equivalents on hand.

Wind Power

  Background

Over the last 20 years there have been many innovations in the wind turbine industry designed to increase power output capacity and lower the production and operating costs of wind farms. Variable speed turbines and power electronics represent a significant portion of the technology that wind turbines today utilize to control or increase their power output. However, power electronics are costly, representing a large portion of the cost for smaller turbines. For small wind turbines power electronics consist primarily of an inverter, which amounts to approximately 15% of the cost of an 8 kW system. According to the National Renewable Energy Laboratory (NREL), good inverters average about 86% efficiency, meaning the inverter is an expensive component that also reduces power output by at least 14%.

Another technical challenge for small wind turbines is how to handle high winds. Most small wind turbines employ passive furling, which turns the rotor out of the wind during periods of high wind speeds, a time when energy available from the wind is at its highest. Passive furl is a crude and very noisy method of regulating rotor speed, and results in suboptimal power generation at high wind speeds. Once a wind turbine has employed passive furling, power output will decrease, sometimes significantly. Maintaining peak power in high winds, a time when wind energy is abundant, is a technical challenge that small wind turbine manufacturers are striving to overcome.

Most wind turbines use a drivetrain that is a rigid system and prone to torque spikes from wind gusts. Many early wind turbines failed because of the effects of torque spikes damaging the drivetrain. Drivetrain components tend to be heavy, expensive, and now typically overbuilt.

  NuVinci Opportunity—Wind Power

We believe that our NuVinci technology can reduce the complexity and cost of wind turbines by maintaining an optimal speed into the generator as wind speed changes. By doing so, the NuVinci CVT-enabled wind turbine does not require the power electronics inverter needed to provide power acceptable to deliver to the grid. Furthermore, as demonstrated through testing by Viryd, our wind turbine licensee, the constant speed into the generator allows the use of simpler more cost-effective generators as well. Other CVT technologies generally lack the torque density (that is torque capacity for a given transmission package size), scalability, assembly and configuration flexibility, cost effectiveness and efficiency, or some combination of these factors, we believe are required to be feasible for use in wind turbines, whether utility class or small wind. Furthermore, we believe the NuVinci CVT can be used to control the speed of the turbine blades during high speed winds instead of employing passive furl, thereby generating power during the highest powered winds. This allows designers to use larger more optimized turbine blades to maximize wind capture.

Our NuVinci technology’s ability to mechanically change speed of the turbine rotor to produce a stable input speed to the generator has been shown through testing in the field to expand maximum power production by allowing a turbine to operate at a higher rotor speed in high speed winds for a given maximum generator speed. Viryd, our licensee, has developed a prototype NuVinci CVT for an 8kW wind turbine drivetrain, which it has tested in Texas. Viryd’s current test data to date indicates a 34% improvement in energy generation. Furthermore, Viryd has also earned a U.S. Department of Energy grant for its wind turbine to be tested by the department’s National Renewable Energy Laboratory in Colorado under a DOE grant.

Figure 6 – Enhanced Wind Performance

Figure 6 is a graph provided to us by Viryd illustrating the improved performance available from wind turbines utilizing a NuVinci CVT drivetrain compared to traditional wind turbines, as determined from Viryd’s test data gathered from actual field testing. The bottom line with triangles illustrates the power available from a standard wind turbine at various wind speeds, and the middle line with circles illustrates the increased power available from the same turbine utilizing a NuVinci CVT. The light or top line with squares illustrates the improved performance available from the NuVinci-enabled wind turbine when also optimizing the turbine blades, as the CVT allows. We believe, based on our research and the described testing that our technology provides numerous advantages over existing designs of variable speed motors, electronics and transmissions for wind turbines that attempt to deliver the level of performance and system efficiencies required of current turbine technologies. By providing a solution that promises such improvements, our NuVinci technology is providing for power to be transferred in more efficient manner.

In summary, we believe the NuVinci technology offers the following benefits when used in a wind turbine:

•	Enables variable rotor speed without an inverter, increasing energy production. NREL tests show that inverter efficiency averages about 86% when inverters on/off cycling at cut-in, cut-out, and standby time are included.

•	Captures gusts and lulls. Much of the power in a wind gust is lost due to the fact that the rotor is not spinning at its optimal rate, and strong gusts can put the rotor into stall. Our NuVinci CVT can quickly increase rotor speed to capture gusts, and brake the rotor during lulls to extract the stored energy from the rotor, increasing energy production approximately 15%. We believe, based on research, that turbulent winds can reduce power output 20 to 40%.

•	Controls power production above peak power without blade pitching or passive furl. Rotor speed can be reduced precisely as wind speed increases, and peak power can be maintained until the wind turbine is shut down and thus avoiding noisy systems and passive furl.

•	Use of a larger diameter rotor. NuVinci technology’s ability to slow the rotor above its peak power allows it to use a larger rotor. The larger rotor significantly increases annual energy production.

•	Absorbs torque spikes, which can damage wind turbine drivetrains. Due to its multiple contact points and durable structure, NuVinci technology can provide mechanical buffer to allow for and absorb torque spikes by spreading their resulting force out over time.

•	Reduces drivetrain cost to less than half of a typical small wind turbine drivetrain that uses a permanent magnet (PM) generator and an inverter. Our NuVinci technology eliminates the expensive PM generator typically used with small wind turbines and can be used with an inexpensive induction generator. It also eliminates the need for the very expensive inverter.

Market—Wind Power

Overall, we believe industry data indicates that U.S. wind-based electricity generation is expected to grow to 20% of total U.S. electricity generating capacity by 2030. Although the entire wind industry may be segmented into several smaller categories, traditionally, the industry has only defined two primary segments, small wind from 0 to 100 kW and large or utility class wind for turbines over 100 kW. We are currently scheduled to launch our product for the small wind turbine end market in 2010, which we currently believe to be an addressable annual opportunity of $40 million. However, as reported in the April 13, 2009 American Wind Energy Association Annual Wind Report, the small wind segment grew 96% in 2008, and the industry projects 30-fold growth in the small wind segment within as little as five years, despite the recent global recession. Given the projected growth in the segment over the next 5 years, we believe this represents an addressable annual opportunity for our NuVinci CVT of about $1 billion by 2015.

  Commercialization Plan—Wind Power

We have established a licensing agreement with Viryd, based in Austin, Texas. Viryd is a former subsidiary of ours and was formed as a separate company with a sole focus on the development and distribution of wind turbines and technologies for generating clean renewable energy.

Under an engineering services agreement for Viryd, we have designed, prototyped and tested a wind turbine CVT, on which prototype Viryd then performed further tests including field testing. This product is currently in the design, prototyping and testing stage of development and is undergoing further design refinement. We expect to work with Viryd to develop a production design for a limited production manufacturing launch currently scheduled by Viryd for 2011, but the launch date of this product is at Viryd’s discretion.

Viryd intends to both sell a complete product on its own and also to partner with other OEM’s to provide them wind turbine drivetrains that are not otherwise available in the market. While Viryd is currently scheduled to launch its 8 kW turbine in 2011, it is planning to develop a product for a larger wind turbine in the near future as well. We currently intend to sell Viryd the NuVinci CVTs it requires for its initial sales but we expect that Viryd will begin manufacturing themselves in the future and paying us royalties under its license. We believe our current addressable opportunity for the small wind turbine market to be $40M. However, given the projected growth by the industry over the next 5 years, we believe this represents an addressable annual opportunity for our NuVinci CVT of about $1 billion a year by 2015.

Current Commercial Application—Bicycles

Background

There are approximately one billion bicycles in operation worldwide today—twice as many as automobiles. Global economic conditions and the need to reduce dependence on fossil fuels favor the continued growth of bicycles for transportation. We believe, based on our research, that a person riding a bike once a week instead of driving can reduce his transportation carbon footprint by 20%—about the same amount as replacing a traditional vehicle with a hybrid, only less expensive.

Today the bicycle riding experience is heavily impacted by the process of shifting gears as the rider moves through traffic, stops and starts and adapts to changing terrain. The benefit of using different gears is optimizing performance of the human system, that is, the heart, lungs and legs, by varying or maintaining pedaling speed. Existing gear systems are seen by a large group of the population as being complex.

Figure 7 – N171 Bicycle
CVP & Cruise Controller

NuVinci Advantage

Our bicycle CVT transmission, shown in Figure 7, replaces the derailleur and multiple sprocket geared systems presently used in bicycles and, as our own consumer testing has shown, is much smoother and easier to operate. Simply by rotating a handle grip, which we refer to as the Cruise Controllertm, the rider may seamlessly shift the transmission until the desired gear ratio is attained. There is no temporary loss of power as experienced by the rider with geared systems that force the chain to jump from one sprocket to another. Our bicycle CVT transmission also decreases the effects of mistakes in shifting, which can lead a rider to slip off the pedals or stall going up a hill, creating less than satisfactory ride experience and potentially causing injury. Development of our bicycle CVT has occurred in phased steps over the past ten years with improvements in weight, configuration and performance.

Global Market—Bicycle

We estimate the global annual bicycle market to exceed 100 million units based on publicly available information from Bike Europe, Cycle Press, Japan Bicycle Promotion Institute and World Watch Society, COLIBI—European COmité de LIaison des Fabricants Européens de BIcyclettes, 2008 Bicycle Report, Danske Cykelhandlere estimate. However, due to the relatively low cost of bicycles sold in the China and India markets, we consider the realistic global market to be approximately 50 million units per year. Because our product is currently considered targeted to high end bicycles, we have reduced the target market size to include only those bicycles distributed through dealers. This yields a market potential of 14.6 million units. Finally, we further reduce the size of our addressable market by eliminating bicycles that fit into categories that are inappropriate, such as children’s bicycles, high end road bikes and triathlon bikes. Therefore, we estimate that the global bicycle market that is addressable by our NuVinci bicycle products to be approximately 8 million units per year. We believe that with the mix of products we are considering over the next few years that this market represents a total annual opportunity of $1.1 billion.

When considering which key geographic bicycle markets to launch our NuVinci technology in, we focused on countries and regions of the world where bicycle ownership per capita, percentage of trips made on bicycles, bicycle transportation infrastructure, and local bicycle industry advocacy is strong. As a result, we initially launched in The Netherlands, followed by Germany, Switzerland and Denmark, and have continued to leverage knowledge gained from this initial effort to expand into other key European countries as well as into North America and Asia, as increasing fuel prices drive up the interest in commuting bicycles.

Europe: The Netherlands is considered to be the most bicycle-centric country in the world, with annual bicycle sales exceeding 1.5 million units, primarily (80+%) sold by bicycle dealers. With the highest per capita bicycle ownership in the world, bicycles represent 34% of all modes of transportation for all trips. Dutch consumers ride an average 950 kilometers per year (#1 in world). The average value of bicycles sold by independent bike dealers in the Netherlands alone was €709. Germany is the EU country with the largest production of bicycles. We believe the 2008 total bicycle sales in Germany were 4.32 million per year at an average price of €386 with over 65% of bicycles sold through bicycle dealers. The German bicycle industry is planning a state-run program to promote inner-city cycling with a focus on reducing congestion and exhaust emissions in city centers.

North America: The North American market is dominated in unit sales by mass merchants. However, in terms of dollar value, mass merchants only have a 35% market share. Sporting goods retail chains had a 6% share in 2008 units sold and 9% in dollar value while Independent Bicycle Dealers (IBDs) had a 17% share in units and 50% of dollar value with an average per unit price of $422. The Canadian bicycle market of over 1.3 million units sold per year is dominated by the mass retailers with over 75% of unit sales through retailers such as Canadian Tire Corp, Wal-Mart, Zellers, and a variety of sporting goods chains. Over 2000 IBDs represent the balance of units sold in Canada.

Products—Bicycle

Our Bicycle Products Division markets NuVinci CVTs into the global bicycle and e-bicycle industry that currently use derailleur and internally geared hubs. The product includes a CVT transmission, a shifter, and a CVT interface that connects the cables between the controller and the CVT for a mechanical shift signal. We sell our bicycle products directly to original equipment manufacturers, or OEMs, that assemble or manufacture bicycles and e-bicycles, to wholesale distributors that sell bicycle components to independent bicycle retailers, or IBDs, to fleets that use bicycle for tourism and trade, and to national retail chains that source and sell private branded bicycles.

Figure 8 – NuVinci CVT improvement

Figure 8 illustrates the development progress we have made with the NuVinci bicycle CVT. On the left, is the B15 Prototype, which represents the first commercially viable bicycle CVT. We currently market our commercial bicycle NuVinci CVT transmission, model N171, the successor to the initial product model N170, along with a developer kit. Our developer kit is an automatic shifting hub system that includes electronics and the N171 CVT. The N171 CVT is sold into the bicycle industry via OEMs and aftermarket dealers whereas the developer kit is sold directly to inventors and developers of light vehicles and equipment interested in implementing our NuVinci CVT technology in future vehicles or equipment.

We launched manufacturing of the N360, which is the next generation CVT for bicycles and e-bicycles. Production of the N360 began in June 2010 and shipments to customers began in July 2010. The N360 has many improvements over the N171 bicycle CVT including a weight reduction in over 35%, a size reduction of over 10%, improved shift feel and responsiveness, and we believe the CVT will be easier to assemble with over 50% fewer parts. We believe the improved design of N360 bicycle CVT will have a much broader appeal in the marketplace.

Following up on private demonstrations to selected bicycle manufacturers, we initiated official prelaunch marketing activities by introducing the N360 to the bicycle market on March 17 to 20, 2010 at the Taipei Cycle show in Taiwan, a major bicycle industry trade show with wide international attendance. Reaction to the N360 has been uniformly favorable. To date, over 40 bicycle manufacturers have tested pre-production prototypes of the N360 and have expressed interest in the product. We have launched manufacturing of the NuVinci N360 second generation commercial bicycle product and shipped the first production units in July 2010 to Simpel.ch, a premium Swiss city bicycle manufacturer. Response from the market on the N360 has been extremely positive and we have received purchase orders from customers representing several companies, even prior to receiving their production samples.

In addition, as Tri Star is located in China and is near most of the component suppliers, we expect that inbound logistics costs will be lower and coordination will be easier. Because of improved logistics, design and a fixed contracted unit price from Tri Star, we expect the cost per unit for the N360 should be at least 50% less than the first generation bicycle CVT. Furthermore, we have leveraged management’s experience in the automotive industry for the manufacturing of this product by implementing processes for quality and supply base management characteristic of the automotive industry. So far, more than 100 prototype versions of the N360 have been built for internal testing and customer demonstration. We continue to develop additional manufacturing sources for our components in order to ensure reliable supply of components and pursue cost reduction opportunities.

Customers—Bicycle

The demand for bicycles in Europe and North America is seasonal in nature with over 50% of the OEM demand ordered between November and March to prepare for bicycle assembly and shipment to the retail market in the spring season. The bicycle markets in China and Asia have less seasonal fluctuations, however, we anticipate that these markets should represent a relatively small (<10%) portion of our bicycle sales in the next three years.

All of our customer orders are placed with purchase order contracts that require shipment per order with no long term contracts that would require renegotiation. The Tri Star production line has a rated production capacity of over 300,000 units per year, to allow flexibility in planning and managing the growth of our sales.

Going forward, we plan to leverage commercial relationships to expand distribution in China, Japan and Korea. For China and Japan, these partners have been identified. We are in the early stages of reviewing Asian OEM and distribution partners.

Marketing

We believe that our award winning NuVinci technology represents the smoothest transmission available for bicycles today. As we have found from consumer testing and comment, to the bicycle rider, our technology represents a dramatic improvement in ride experience.

Our marketing strategy for bicycles is based on getting prospects to “Experience NuVinci.” We believe that nothing communicates the seamlessly smooth, easy shifting, and superior riding qualities of a NuVinci CVT better than a test ride. Consequently, targeted customer events and key industry trade shows where large numbers of bicycle OEMs, retailers and riders are present are central to NuVinci bicycle marketing. We exhibit and provide test rides at the leading trade shows in Europe, the United States and Taiwan where there is a large global show for OEMs and assemblers.

With our initial product best suited for “city, commuter, and comfort” bicycles, we focused our initial marketing program heavily on supporting our OEM customers in The Netherlands and Germany, the two largest European bicycle markets with the largest population of city style bikes. To support our largest Dutch and German OEM bike customers, we offer co-marketing programs at the dealer and consumer level. In preparation for the manufacturing launch of the N360 product in June 2010, and to further encourage dealer interest, we held a bicycle dealer training seminar on April 19, 2010 in The Netherlands with some of the leading Dutch bicycle dealers in attendance.

In the U.S., we support our largest prospective bike customers with co-op advertising and merchandising support. To increase awareness of NuVinci technology and in preparation for the availability of the N360 model, we have begun a U.S. grass-roots marketing program. We have attended local tradeshows and conferences that are focused on dealers and consumers in key bicycle-centric cities in the U.S. The reactions of consumers after test rides were consistently favorable.

In the U.S. and Canada, our marketing also includes distributor and retailer programs to promote a NuVinci aftermarket conversion kit. This kit can be used to upgrade either a consumer’s existing bike or a new bike.

The popularity of electric/pedal assist bikes has added yet another aspect to our marketing program. We promote an automatic shifting NuVinci system at key LEV conferences, offer test rides at bicycle trade shows, use selected web banner and other advertising to inform developers about our NuVinci Developer Kit, and pursue targeted press and other promotion opportunities.

Manufacturing

History

The original commercial version of our NuVinci bicycle product, the N170S, was produced and sold by Aftermarket Technology Corp (ATC), our original manufacturing licensee, beginning in 2006. Bicycle CVTs were assembled in ATC’s facility in Oklahoma City, Oklahoma. We later acquired the manufacturing line from ATC in early 2008 and established a contract manufacturing arrangement with MTD Products Inc, a major manufacturer of lawn and garden equipment, and production was moved to their facility in Leitchfield, Kentucky. Both of these manufacturers utilized a long lead time component supply chain made up of numerous suppliers around the world. About 8,000 units were built between mid-2008 and August 2009, at which time our N171 model was phased out of production in preparation for the manufacturing launch of our N360 product in June 2010. Through our experience with our initial launch of our N171 bicycle product, we have determined that it will be most cost effective and provide for the largest growth opportunity to concentrate the supply base in one off-shore region or location. We expect that managing suppliers in a concentrated area reduces risks associated with managing global suppliers. The manufacturing launch of our N360 product occurred in June 2010, with the initial products being shipped to customers in July 2010.

Manufacturing Plans—N360 and New Commercial Products

Therefore, we have selected an off-shore manufacturer, Tri Star Group, headquartered in Shanghai, China, that has a local component supply base that we believe to be capable of supplying the parts for our N360 product. We believe establishing a local component supply base should reduce many of the manufacturing risks associated with producing a high quality, durable product in sufficient quantity and on time. Tri Star has been recognized by Forbes Asia Magazine as one of the “200 Best Companies Under $1 Billion USD” in September 2008.

As Tri Star’s manufacturing facility is located two hours north of Shangai in Nantong, a manufacturing region that supplies many industries in a wide array of technologies, we believe that the necessary infrastructure and support services are available to support large scale manufacturing. Furthermore, because the component supply base is local to Tri Star, that is nearly all suppliers are located within roughly 250 miles of Tri Star’s facilities, if problems arise with parts from suppliers, we believe Tri Star would be able to address them in a shorter time period than would be possible for parts supplied via air or sea. In our experience, this has the potential to provide significant cost advantages when considering the launch of a new product. We expect to achieve attractive cost targets with Tri Star, while achieving high standards of quality and responsiveness.

We have also endeavored to limit the risk associated with working with an off-shore manufacturer by fostering a relationship built on an understanding of the long term goals and interests of both parties to align our collective interests. To that end, we have been working with Tri Star since the third quarter of 2008 under engineering service agreements (i) to verify its capabilities of manufacturing the type of parts that are needed, (ii) to support and work with our operations staff, and (iii) to develop a relationship based on long term goals for growth and future product opportunities. We have worked closely with them through engineering service agreements on advanced prototypes for our NuVinci product offerings and we believe that they are capable of manufacturing the parts, assemblies and prototypes we request to our approval. Each part for the N360 will be qualified through a production part approval process (PPAP) discipline to assure that component quality will meet our standards. Moreover, Tri Star’s assembly process will be validated in a similar manner concluding with PPAP of the assembled unit. Production will be ramped up in a controlled manner to assure that volume production can be achieved with sustainable quality.

Through our agreement with Tri Star, we have endeavored to work together in a manner that benefits both us and them, which we believe is more likely to meet our needs both during a period of aggressive growth and over the long term. We have worked with our wind partner Viryd to develop prototypes for testing prior to commercialization, and Tri Star has supplied us with the parts and some assemblies under service agreements as part of a process to begin to develop Tri Star as a potential manufacturer for those transmissions as well. The supply of transmissions to Viryd allows us to provide additional incentives for Tri Star by demonstrating the long term potential to supply products that aligns its interests with ours, thereby reducing our risk.

Manufacturing Strategy—Future Commercial Products

Different manufacturing models will be utilized for various applications as the market for each particular application dictates. We plan to establish contract manufacturing or joint ventures to manufacture products for each of our target markets. Where market conditions exist that dictate that we partner with an incumbent market leader capable of manufacturing our product in order to introduce our product to such market, we may enter a manufacturing license where that partner would manufacture the product and we would thereby earn royalties on its sales and fees for the development of commercial products under development agreements. In every case, we intend to continue to enter into agreements under which we maintain ownership of all intellectual property and developments of our technology.

While products involving our NuVinci technology utilize what we believe to be well known and common manufacturing techniques and processes, the manufacture of any advanced mechanical device presents challenges to achieve quality, durability and reliability goals while still meeting the cost demands of an increasingly competitive marketplace. Therefore, in order to address the anticipated challenges of managing the manufacture of our products as we scale to high volume production, we plan to bolster in-house capabilities in purchasing, manufacturing and quality functions.

Specifically, as budgets permit, we plan to establish a fully capable purchasing, manufacturing and quality control function to do the following:

•	Establish and maintain manufacturing strategies, including consideration of detailed process engineering assessment of critical NuVinci parts, and process qualification for adoption in manufacturing NuVinci products;

•	Manage make/buy decisions;

•	Embed manufacturing process engineering expertise in project development teams and consider development of processes unique to NuVinci technology needs;

•	Provide robust cost estimating for proposals and program development;

•	Track and manage N360 production program timing;

•	Manage volumes documentation and handle production programming; and

•	Provide improved supplier support including technical, quality processes, commercial liaison and training.

Looking ahead, in addition to having tailored manufacturing strategies from a technical viewpoint, we expect to also bring geographic considerations into our planning process. Over time, we anticipate that the placement of our manufacturing facilities should be defined by our customer needs.

Customers

In 2009, revenues from three customers for product sales were $115,000, $108,000, and $102,000, or 11%, 10%, and 10%, respectively, of total revenues, while related party revenues from Viryd Technologies Inc. were $512,000, or 49%, of total revenues.

None of the three customers referred to in the preceding sentence represented more than 10% of the Company’s total revenue for the six months ended June 30, 2010. Rather, during the six months ended June 30, 2010, revenue from one customer, which was different from the three customers in 2009, was $227,000, or 49%, of total revenues. These revenues relate to a one-year engineering services agreement totaling $324,000, for which we have recognized $227,000 in revenue. The remaining $97,000 is expected to be recognized during the third and fourth quarters of 2010 when the work specified in the engineering services agreement is completed. We do not expect that there will be additional revenue from this engineering services agreement thereafter. With the commercial launch of the N360 CVT in July 2010, we do not believe that the loss of this revenue will have a materially adverse effect on the Company.

Additionally, during the six months ended June 30, 2010, related party revenues from Viryd Technologies Inc. were $191,000, or 42%, of total revenues. With the launch of the N360 in July 2010, we do not expect to have any similar levels of customer concentration in the future, as the N360 is different than the previous generation of the bicycle CVT because the N360 is smaller, lighter, and more efficient. As such, we believe that the N360 will attract more and different customers in the bicycle market as they are now able to integrate the N360 in their various bicycle models.

Competition

Suppliers of drive train components in the bicycle industry currently include two dominant companies, Shimano Corporation (Japan) and SRAM Corporation (Chicago, IL USA). Commonly cited problems in the industry include limited flexibility, long lead time supply and long term purchase commitments. These two primary competitors produce bicycle drive train products in derailleur and internal geared hub form. Of these two companies, Shimano has the largest market share, which is currently estimated to be above 60% of the world’s drivetrain requirements, and competes on quality and price. These Shimano geared systems are well known products that consumers use in everyday riding. We expect to compete successfully in this market by offering products with features that are not available in the products of our competitors, namely an infinite number of gear ratios, or speeds, from low to high, without any shocks, jerking or mis-shifting. As we increase our sales, we expect to reduce the market share of these competitors.

As described above, the NuVinci technology should be addressing several applications that currently do not utilize CVTs. However, our plans include the sale of products into the automotive market, which has a mature competitive base. While we will not directly compete with automakers or automotive suppliers on similar products, we may be competing with the incumbent product manufacturers of alternators and other accessories that may see our products as a threat to their higher margin products.

In the lawn and garden equipment end market, we will be replacing existing hydrostatic transmissions with our own products. While our licensee, Hydro-Gear, is a significant manufacturer of hydrostatic transmissions, there are other manufacturers of hydrostatic transmissions that produce products against which our products will compete.

For automotive primary transmissions, JATCO, a subsidiary of Nissan, is recognized as the CVT market leader. Many of our current or potential competitors have greater market presence, longer operating histories, stronger name recognition, larger customer bases and significantly greater financial, technical, sales and marketing, manufacturing and other resources than we have. Moreover, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our customer relationships and competitive position or otherwise affect our ability to compete effectively. Notwithstanding the presence of JATCO as the market leader, we expect to compete with them in the automotive industry through introduction of products for end market applications that are not currently offered by JATCO and which we believe its products cannot effectively address. Our CVAD products take advantage of the unique packaging and geometry of our NuVinci technology to allow packaging a CVT as a drive for accessories in the very limited space available in an engine compartment.

Intellectual property

Our intellectual property strategy is comprehensive and substantial and comprises a combination of patents, trademarks, trade dress, copyrights, know-how and trade secrets. For patents, our policy is to seek to protect our competitive position by filing patent applications for our developments in the United States and in several foreign jurisdictions that are important to the manufacturing, shipping, development, sales and otherwise for the conduct of our business. We also rely on trademarks, trade secrets, trade dress, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

As of July 31, 2010, our patent portfolio consists of 95 United States patents, 52 United States pending patent applications, 81 foreign issued patents (including validated countries), and 137 pending foreign patent applications. While none of our patents will expire in the next 5 years, 38 of our total 176 worldwide patents are set to expire in 2018. Each of our other patents and applications, which have been filed subsequent to our oldest ones, will expire at the end of their respective 20-year terms as well. Each of our foreign patents and applications originate from patents and applications filed in the U.S. and therefore are directed to the same or similar products and will expire at the same time as their respective U.S. counterpart. While we currently have issued patents in several countries in Europe and Asia among others, our pending applications in these and other countries can take up to 5 years or longer from the date they are filed to mature into patents depending on various factors by country including the subject matter and the examiner. Our U.S. patent portfolio was ranked as the #1 patent portfolio in the automotive and transportation industry by The Patent Scorecardtmas reported in the Wall Street Journal on January 13, 2009. While this ranking was developed independently by a third party with whom we do not have nor have ever had any relationship, such rankings are inherently subjective and therefore do not guarantee or provide any indication of success in protecting our products in the various marketplaces around the world in which we sell our products. We continue to file patent applications internationally as our development yields new patentable improvements to our technology.

We use trademarks on our products and marketing materials and believe that having distinctive marks is an important factor in marketing our products, as the products are visible to or selected by the customer. We have registered our NuVinci mark and associated logos in the United States and in over twenty foreign countries and our Fallbrook Technologies’ mark in the United States. In our printed and market facing materials we have developed a consistent look and feel for our brand and products in order to develop an association in the public’s mind of that look and feel with the brand to create a “trade dress” for our technology. We believe there is value in such trade dress and we will continue to develop such trade dress.

There are risks associated with enforcing our intellectual property and with our freedom to operate without affecting the rights of others that could greatly impact our business and these risks are amplified when considering different laws, languages and added logistics required to carry on these activities in a foreign country. For a description of the risks associated with our intellectual property, please see “Risk Factors—Risks Related to Intellectual Property.”

Employees

As of June 30, 2010, we had 58 employees, with 28 in research and product development, 9 in operations, 7 in sales and marketing, 10 in finance, human resources and legal and 4 in senior executive management, and we had 6 independent contractors and 3 part-time consultants. All of our employees, contractors and consultants are under agreements that include provisions relating to confidentiality and assignment of inventions among other terms.

Of the 58 employees as of June 30, 2010, all except for 1 in The Netherlands were located in the United States including 46 in Texas, 9 in California, 1 in Michigan and 1 in Oklahoma. We also have a contract agent who represents our interests in China, a sales contractor in Oregon, and a contract agent who provides sales and customer service in Europe. We consider our current relationship with our permanent employees and our contract agents to be good.

None of our employees are represented by labor unions or have collective bargaining agreements.

Government regulation

Our business is reliant to a significant degree on the regulation of patents by the U.S. Department of Commerce and by other such agencies around the world. Changes in the laws or regulations pertaining to patents could have a materially adverse effect on our ability to protect our technology from competitors. In the U.S., bills have been introduced in both houses of congress that would, if made into law, adversely affect the ways damages are determined in infringement cases, that will make it more difficult to receive enhanced damages for egregious infringement and copying and that would make it possible for competitors to subject our patents to costly post-grant opposition proceedings, among other changes.

Our operations are subject to a variety of federal, provincial, state, international and local laws and regulations relating to environmental protection and hazardous substances. Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and onto land, the disposal of waste, and the handling, storage and transportation of hazardous materials and recycling requirements. We believe that we have conducted and are conducting our business in compliance with all applicable environmental laws in all material respects.

Property

Our executive offices are currently located in San Diego, California, where we lease approximately 5,500 square feet of office space. The lease will continue until May 31, 2012.

We also maintain research, development, fabrication and testing facilities in Cedar Park, Texas—near Austin—in two different facilities, our Cypress Creek facility and our Whitestone facility. At our Cypress Creek facility, in which we conduct research and development, light fabrication, operations and some administration, we lease approximately 22,000 square feet of space. This lease expires on January 31, 2011. At our Whitestone facility, which is dedicated primarily to testing, we lease approximately 4,300 square feet of space. This lease expires December 31, 2010, but may be terminated with ninety days’ prior notice. Fallbrook is actively pursuing relocation opportunities that would permit the consolidation of all operations and engineering functions and provide added space to meet the growing organization’s needs. We are currently considering a move sometime in 2011.

Legal proceedings

We believe that we are not a party to any current litigation in any jurisdiction. We are not aware of any claims that any third party may have against us. We do not believe we infringe any third party’s patent or trademark rights and have never received any notice of such infringement or any threat of such litigation.

Management

Executive officers and directors

Our executive officers and directors and their ages and positions as of June 30, 2010 are set forth below:

Name	Age	Position	Place of Residence

William G. Klehm III	47	Chairman and Chief Executive Officer	Carlsbad, California
Gary E. Jacobs(1)(2)	53	Director	San Diego, California
Steven E. Parry(1)(2)	55	Director	Goleta, California
Keimpe Keuning(1)	35	Director	Feldmeilen, Switzerland
Allan R. Kammerer	59	Director	Bloomfield Hills, Michigan
Edward L. Mercaldo	68	Director	Del Mar, California
Vincenza Sera(1)	53	Director	Toronto, Ontario, Canada
Jeremiah B. Robins(2)	51	Director	San Diego, California
Nicole T. Nicks	37	Chief Financial Officer, Treasurer and Assistant Secretary	San Diego, California
Paul A. DeHart	52	Chief Operating Officer	Austin, Texas
Alan M. Nordin	47	President, Bicycle Products Division	Carlsbad, California

Robert A. Smithson	46	Chief Technology Officer and Vice President, Business Development	Cedar Park, Texas
Jeffrey A. Birchak	42	Vice President, Intellectual Property and Secretary	San Diego, California
George L. Lowe	67	Vice President, Operations	Austin, Texas
David W. Markley	46	Vice President, Product Development	Austin, Texas

(1)	Member of audit committee

(2)	Member of compensation committee

William G. Klehm III, Chairman and Chief Executive Officer. Mr. Klehm joined us as Chief Executive Officer in April 2004. He brings over 20 years of automotive-related experience to Fallbrook Technologies. He has held several positions with management responsibilities in the automotive business, including finance, marketing, sales, product development, and manufacturing operations. Prior to joining us, Mr. Klehm served as the president and general manager of Newgen Results Corporation, an automotive customer relationship management firm. Prior to joining Newgen, Mr. Klehm served as president and SBU director for Visteon Climate Control Systems Ltd. He helped develop and launch Visteon’s Aftermarket Division. Mr. Klehm started his career with Ford Motor Company in 1985 and held a variety of posts within the Ford Customer Service Division where he was responsible for developing and executing the marketing/growth strategy for its customer service parts business. Mr. Klehm holds a B.A. in Management and Marketing from Northwood University and also participated in the Harvard Business School Executive Education Programs. Mr. Klehm was selected to serve on our Board of Directors because of his knowledge of our company and technology, the Board’s belief that the Company is best served by its Chief Executive Officer serving as a director, his many years of experience in a variety of positions, and his experience in the automotive industry.

Gary E. Jacobs, Director. Mr. Jacobs is an investor and philanthropist and has been a member of our Board of Directors since March 31, 2004. Since 1997, he has served as the Managing Director of Jacobs Investment Company LLC, which participates in real estate development and other investment activities throughout the United States and abroad. He also owns and operates a professional minor league baseball team, the Lake Elsinore Storm, affiliated with the San Diego Padres. Mr. Jacobs serves as chairman of the Board of Trustees High Tech High, a public charter high school and is a board member of the UCSD Board of Overseers. Mr. Jacob’s other philanthropic work includes being a past president of the United Jewish Federation of San Diego County. Additionally, Mr. Jacobs and his wife created and funded the Mr. Jacobs and Jerri-Ann Jacobs International Teen Leadership Institute which promotes Muslim / Jewish understanding. Prior to his current investment and philanthropic activities, Mr. Jacobs worked as a Software Engineer and Senior

Education Specialist at QUALCOMM, Inc. and as a Software Programmer at Linkabit Incorporated. Mr. Jacobs left QUALCOMM in 2000. Mr. Jacobs holds a B.A. in Management Science from the University of California at San Diego. Mr. Jacobs was selected to serve on our Board of Directors because of his experience as a member of many boards, his background in engineering, and his vast network of business contacts.

Steven E. Parry, Director. Mr. Parry has been a member of our Board of Directors since December 18, 2008. Since 2001, he has been a managing director of NGEN Partners, an investment firm specializing in the cleantech sector. He began his career as a professional geologist and worked in the minerals industry for more than 25 years. Prior to NGEN, at Billiton plc and BHP Billiton, Mr. Parry held the position of vice president business development and general manager, innovation for the company’s exploration subsidiary. As a principal in BHP Billiton’s venture capital group, he was responsible for creating its first technology venture fund in 2001. Mr. Parry is also a member of the board of directors of EnviroTower, where he is chairman of the Audit Committee, eps corp, Powerspan, Rayne Corporation, SolFocus and Tioga Energy and is Treasurer of the Nuclear Age Peace Foundation. Mr. Parry holds a BSc degree from Queen’s University, Canada, and an MSc degree from the University of Western Ontario. He has been awarded the Canada 125 Medal for his activist role in support of sustainability in northern Canadian resource communities. Mr. Parry was selected to serve on our Board of Directors because of his experience in the financing and operations of private companies in the cleantech sector and his experience on the boards of many technology companies.

Keimpe Keuning, Director. Mr. Keuning has been a member of our Board of Directors since December 18, 2008 and is an investment director at SAM Private Equity AG, which provides investment advisory services to Robeco Group N.V., a Dutch-headquartered asset management firm wholly owned by Rabobank. Robeco was established in Rotterdam in 1929 and has offices located world-wide. Robeco offers a wide range of investment products and services to institutional and private investors. Mr. Keuning joined Robeco in 2006 and subsequently joined SAM in July 2009, with a focus on clean technology investments. He is also on the board of directors of Enerpulse Inc., AWS Eco Plastics Ltd. and SPG Solar, Inc. Prior to Robeco, Mr. Keuning worked from 2001 to 2006 at Fortis Bank as Associate Director where he advised a broad range of clients on numerous transactions. He began his working career at Ernst & Young as a tax advisor. Mr. Keuning studied U.S. and International tax law at the University of Florida and received a master’s degree in tax law from the University of Leiden. He has also participated in executive education at the Amsterdam Institute of Finance and INSEAD. Mr. Keuning was selected to serve on our Board of Directors because of his international experience in business, investment banking and finance as well as his technical experience in finance and accounting principles.

Allan R. Kammerer, Director. Mr. Kammerer has been a member of our Board of Directors since February 10, 2009. He is a seasoned automotive industry veteran who spent 34 years with Ford Motor Company before retiring in 2008 as product development director for Jaguar Land Rover. Prior to this assignment, he served as executive director for SUV and body-on-frame vehicles in North America, where he led product development activities for Ford, Lincoln and Mercury vehicles with these platforms. In his previous work with Ford, he also served as vehicle line director for the group that developed the critically-acclaimed Ford Focus. Mr. Kammerer holds a B.S. in mechanical engineering from California State University at San Luis Obispo, and an M.S. in mechanical engineering from Stanford University. Mr. Kammerer was selected to serve on our Board of Directors because of his experience in the automotive industry and engineering background.

Edward L. Mercaldo, Director. Mr. Mercaldo has been a member of our Board of Directors since November 25, 2009. He has been involved in the financing of natural resource exploration and development companies for almost thirty years. He has been a director of Norwood Resources, a TSX Venture company engaged in oil and gas exploration, since August 2001. As Executive Vice President, CFO and Director of Diamond Fields Resources Inc., he negotiated its acquisition in August 1996 by Inco Ltd. Following that transaction, he served on the Inco Ltd. board until September 2000 where he served as a member of its Audit Committee and its Management Resources and Compensation Committee. He has provided financial and strategic business advice to numerous natural resource companies and has also served on the boards of several U.S. and Canadian companies. He enjoyed a career of more than 25 years as an International Commercial and

Investment Banker with several leading financial institutions including Wachovia, Bank of Montreal, Bankers Trust Company of New York, Gordon Capital and First Marathon Securities. Mr. Mercaldo is a graduate of the School of Foreign Service at Georgetown University and has completed the Advanced Management Program of the Harvard Business School. Mr. Mercaldo was selected to serve on our Board of Directors because of his U.S. and international experience with public and private companies, both at start-up and mature stages, as well as his finance and banking background.

Vincenza Sera, Director. Ms. Sera has been a member of our Board of Directors since December 5, 2009. With more than 25 years of investment banking experience, Ms. Sera is an advisor to senior executives and boards of directors. She is currently chair of the Ontario Pension Board, which she joined in 2004. From 1992 to 2004, Ms. Sera served as Managing Director of Financial Institutions Group, Investment Banking for National Bank Financial. During 2003 and 2004, she was co-head of the Canadian Financial Institutions Group (FIG) practice of Putnam Lovell NBF, which specializes in investment banking activity for global FIG clients. Ms. Sera has an MBA (finance) degree from the University of Toronto and an honors bachelor business administration (accounting) degree from the University of Windsor. Ms. Sera was selected to serve on our Board of Directors because of her investment banking experience and experience with both U.S. and Canadian companies.

Jeremiah B. Robins, Director. Mr. Robins has been a member of our Board of Directors since April 3, 2007. He is the chairman and CEO of Great Pond Management Company (GPMC), a private equity firm he formed in 1979. Over the past three decades, Mr. Robins has participated in the development of companies in a wide range of industries, including Iron and Steel, Specialty Chemicals, HVAC, and Semiconductor Packaging. Mr. Robins also currently serves as chairman and CEO of Thermal Dynamics Corporation (TDX), a manufacturer of specialty heat exchangers for the North American OE Automotive and Industrial markets, and chairman of Rotation Dynamics Corporation (Rotadyne) a multinational manufacturer of consumables for the commercial printing industry with facilities in North, Central and South America, Eastern and Western Europe, and the People’s Republic of China. Mr. Robins maintains residences both in San Diego, California and Shanghai, PRC and divides his time between the U.S. and China. Mr. Robins was selected to serve on our Board of Directors because of his executive and operational experience with a diverse range of companies.

Nicole T. Nicks, Chief Financial Officer, Treasurer and Assistant Secretary. Ms. Nicks joined us in June 2004 and has over 12 years of accounting, financial reporting and SEC filing experience. She has worked in various industries such as database management and customer retention, real estate investment trust, home building and land developing, healthcare, public sector-enterprise fund, manufacturing, and not-for-profit. Immediately prior to joining Fallbrook Technologies, Ms. Nicks worked as an independent consultant specializing in Sarbanes-Oxley compliance. Previously, she served as controller for Newgen Results Corporation. Ms. Nicks also served as Senior Audit Accountant for the San Diego office of Deloitte & Touche LLP. Ms. Nicks holds a Business Administration/Accounting degree magna cum laude from San Diego State University’s Honors Business Program. She is a California Certified Public Accountant (inactive).

Paul A. DeHart, Chief Operating Officer. Mr. DeHart joined us in October 2009 and has more than 25 years experience in manufacturing management, program development and strategic planning. He oversees our engineering and manufacturing operations, which are based at the Company’s facility in Austin, Texas. Prior to joining Fallbrook Technologies, Mr. DeHart served from 2006 to 2009 as president of Alex Dean Consulting, a manufacturing-focused interim management and consulting firm based in Ortonville, Michigan. From 2005 to 2006, he served as chief operating officer of Springfield Wire Corporation located in Springfield, Massachusetts. From 1997 to 2005, Mr. DeHart was the general manager and director of international development at L&L Products of Romeo, Michigan. Mr. DeHart holds a BSEE from the University of Rochester and an MBA from the Harvard Business School.

Alan M. Nordin, President, Bicycle Products Division. Mr. Nordin joined us in November 2004 and has 20 years of sales, product development, and business development experience in the automotive component industry, both in the U.S. and international markets. Most recently, he served as our vice president of sales and business development. Prior to joining Fallbrook Technologies, Mr. Nordin was the vice president of sales for Newgen Results Corporation, an automotive customer relationship management firm. Mr. Nordin’s previous experience also includes service as divisional manager of Global Aftermarket Operations for Visteon Corporation and global sales/marketing roles at Federal-Mogul and Echlin Inc. Mr. Nordin holds a B.A. in Business Administration from Western Michigan University.

Robert A. Smithson, FSAE, Chief Technology Officer and Vice President, Business Development.  Mr. Smithson joined us in March 2004 and is an author of several publications in the area of motor vehicle transmissions with over 21 years of engineering and management experience in the automotive, aerospace, and robotics fields. He previously served as our vice president of product development and was instrumental in our early focus on intellectual property. Prior to joining Fallbrook Technologies, Mr. Smithson served as group leader of the Drivetrain Design & NVH Group for Southwest Research Institute (SwRI) in San Antonio, Texas and as an advisor to several early stage companies in the clean tech sector. Mr. Smithson’s career includes serving as a product development engineer for Ford Motor Company in Dearborn, Michigan. He also was vice president of robot design and a co-founder of ARM Automation, Inc., and worked as a spaceflight hardware engineer for the McDonnell-Douglas Astronautics Company. Mr. Smithson holds a B.S. in Mechanical Engineering from Auburn University and an M.S. in Mechanical Engineering from the University of Texas at Austin. Additionally, he holds an Executive M.S. in Science & Technology Commercialization (named Kozmetzsky Scholar and Outstanding Graduate) from the IC2 Institute at the University of Texas at Austin. In 2009, Mr. Smithson was named a Fellow of the Society of Automotive Engineers (SAE).

Jeffrey A. Birchak, Vice President, Intellectual Property and Secretary. Mr. Birchak joined us in November 2003 and is an intellectual property (IP) attorney specializing in IP portfolio management and strategy as well as patent defense and enforcement strategies for mechanical devices. Prior to joining Fallbrook Technologies, Mr. Birchak was an associate at Knobbe, Martens, Olson & Bear LLP, a California-based IP law firm. Previously, Mr. Birchak served as a nuclear engineering instructor in the U.S. Navy submarine force, and worked as a program engineer for AlliedSignal Corporation. Mr. Birchak holds a B.S.E. cum laude in Mechanical Engineering from Arizona State University and a J.D. cum laude from California Western School of Law where he was the managing editor of the California Western Law Review and the California Western International Law Journal. He is a member of the State Bar of California and is admitted or registered to practice before the Supreme Court of the United States, the U.S. Patent and Trademark Office and the U.S. District Court for the Southern District of California.

George L. Lowe, Vice President, Operations. Mr. Lowe joined us in January 2009 and has an extensive background in the automotive industry, which includes over 30 years with Ford Motor Company. At Ford, he held a variety of positions involving leadership roles in Quality, Service, Sales, Marketing, and Product Development, both in the U.S. and globally. In June 2000, after leaving Ford, he founded his own consulting business—Lowe & Associates, LLC, providing a wide range of tailored consulting, communications, and organizational development services to the automotive industry and other businesses. Mr. Lowe has served as president of Lowe & Associates, LLC since 2000, though Lowe & Associates, LLC has not provided any services for Fallbrook since he joined us in 2009. Mr. Lowe served in the U.S. Army Corp of Engineers from 1969-1971. He holds a Bachelor’s Degree in Automotive Engineering Technology from Western Michigan University (Cum Laude) and a MBA from Michigan State University.

David W. Markley, Vice President, Product Development. Mr. Markley joined us in May 2004 and, prior to his current position, served as our director of engineering. Prior to joining Fallbrook Technologies, Mr. Markley worked for BAE Systems where he led the Low Cost Precision Kill laser-guided missile development project. As a rotating machinery consultant with Radian International and Mechanical & Materials Engineering, he was the program manager for Datalerttm, which provided engineering and maintenance services to 120 plants in the utility, chemical, and petrochemical industries. While working for General Dynamics Fighter Aircraft Division, Mr. Markley provided analytical and test support for the F-16, YF-22, and other military aircraft. Mr. Markley holds B.S. and M.S. degrees in Mechanical Engineering from Auburn University and is a registered Professional Engineer (PE) and Project Management Professional (PMP).

Board of Directors

Effective upon the closing of this offering, our board will consist of 8 directors. A majority of the directors will be “independent” as defined under and required by applicable securities laws. At each annual meeting, our stockholders will elect our full Board of Directors and our directors will serve until their successors are elected or appointed, unless their office is vacated earlier. Directors may be removed at any time for cause by the affirmative vote of the holders of a majority of the voting power then entitled to vote.

Committees of the Board of Directors

Our Board of Directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the Board of Directors. In October 2009, our Board of Directors formed an audit committee and a compensation committee. Effective upon the closing of this offering, our Board of Directors will amend the charter and function of the compensation committee to make it a compensation, nominating and corporate governance committee. The current compensation committee and the compensation, nominating and corporate governance committee are referred to in this prospectus as the “compensation committee.” In addition, from time to time, special committees may be established under the direction of the Board of Directors when necessary to address specific issues. The composition of the board committees will comply, when required, with applicable securities laws. Our Board of Directors will adopt a written charter for each of the standing committees. These charters will be available on our website following the completion of the offering.

Audit Committee. Upon the closing of this offering, our audit committee will consist of at least 3 members, each of whom will be an “independent” director as defined under and required by applicable securities laws. Our audit committee will be directly responsible for, among other things, the appointment, compensation, retention, and oversight of our independent registered public accounting firm. The oversight includes reviewing the plans and results of the audit engagement with the firm, approving any additional professional services provided by the firm and reviewing the independence of the firm. Commencing with our first report on internal controls over financial reporting, the committee will be responsible for discussing the effectiveness of the internal controls over financial reporting with the firm and relevant financial management.

Compensation, Nominating and Governance Committee. Upon the closing of this offering, our compensation, nominating and governance committee will consist solely of directors who are “non-employee directors” under Section 16 of the Exchange Act, and “outside directors” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code and each such director will be “independent” as defined under and required by applicable securities laws. The committee will be responsible for, among other things, supervising and reviewing our affairs as they relate to the compensation and benefits of our executive officers and directors. In carrying out these responsibilities, the compensation committee reviews all components of executive and director compensation for consistency with our compensation philosophy and with the interests of our stockholders. The committee will also be tasked with identifying individuals qualified to become board members; selecting, or recommending to the board, director nominees for each election of directors; developing and recommending to the board criteria for selecting qualified director candidates; considering committee member qualifications, appointment and removal; recommending corporate governance principles, codes of conduct and compliance mechanisms; and providing oversight in the evaluation of the board and each committee.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our compensation, nominating and governance committee and any of our executive officers.

Board Leadership

Our Board of Directors has adopted a Charter of the Lead Independent Director, providing that in circumstances where the Chairman of the Board of Directors is not independent, our Board considers it to be useful and appropriate to designate a Lead Independent Director to coordinate the activities of the other independent directors and to perform such other duties and responsibilities as our Board may determine from time to time. Because William G. Klehm III is our Chief Executive Officer, as well as Chairman of the Board, we have designated a Lead Independent Director. Steven Parry currently serves as the Lead Independent Director.

The Lead Independent Director (if so designated) is responsible for coordinating the activities of the independent directors. The designation of a Lead Independent Director is intended to facilitate communication between the independent directors and the Chairman/Chief Executive Officer and not to diminish the ability of any other independent director to communicate directly with the Chairman/Chief Executive Officer at any time. Our Board of Directors believes that this leadership structure is best for the Company at the current time, as it appropriately balances the need for the Chief Executive Officer to run the Company on a day-to-day basis with significant involvement and authority vested in an outside independent director member—the Lead Independent Director. The role of our Lead Independent Director is fundamental to our decision to combine the Chief Executive Officer and Chairman of the Board positions. Our Lead Independent Director assumes many functions traditionally within the purview of a Chairman of the Board. Under our Charter of the Lead Independent Director, our Lead Independent Director must be independent. The specific responsibilities of the Lead Independent Director include the following:

•	In consultation with the other independent directors, consult with the Chairman as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly without interfering with ongoing Company operations;

•	Consult with the Chairman regarding the information and agendas of the meetings of the Board of Directors and its committees;

•	Advise the Chairman as to the quality, quantity, and timeliness of information submitted by management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties;

•	Serve on the compensation committee;

•	Call meetings and prepare agendas for the independent directors, as appropriate;

•	Serve as the Chairman of and prepare the agenda for the executive sessions of the independent directors and its non-employee directors;

•	Serve as the principal liaison between the independent directors and the Chairman and senior management;

•	Chair the meetings of the Board of Directors when the Chairman is not present; and

•	Respond directly to stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or to the independent directors as a group, with such consultation with the Chairman and the other directors as the Lead Independent Director may deem appropriate.

Director Qualifications

Each of our directors brings to our Board extensive management and leadership experience gained through their service in senior positions of diverse businesses. In these roles, they have taken hands-on, day-to-day responsibility for strategy and operations, including management of capital, risk and business cycles. In addition, many directors bring significant experience on other boards or long service on our Board of Directors, broadening their knowledge of board of director policies and processes, rules and regulations, issues and solutions. In the biographies of each of the directors provided above, we describe specific individual qualifications and skills of our directors that contribute to the overall effectiveness of our Board of Directors and its committees.

In addition to the information presented above regarding each nominee’s specific experience, qualifications, attributes and skills that led our Board of Directors to the conclusion that he or she should serve as a director, we also believe that all of our directors have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to our company and our Board.

While we do not have a formal diversity policy, our Board of Directors believes it’s important for our Board to have diversity of knowledge base, professional experience and skills, and takes age, gender and ethnic background into account when considering director nominees. As part of its annual self-evaluation, our compensation committee will assess whether it properly considered diversity in identifying director nominees.

Risk Management

Our Board of Directors is responsible for reviewing and assessing business enterprise risk and other major risks facing the Company, and evaluating management’s approach to addressing such risks. At each quarterly meeting, our Board reviews all key risks facing the Company, management’s plans for addressing these risks and the Company’s risk management practices overall. To assist the Board in this oversight role, our Board of Directors seeks to have one or more directors with experience managing business enterprise risk. In addition, the committees of our Board of Directors consider and address risk as they perform their respective committee responsibilities. For example, financial risks are overseen by our Audit Committee and our compensation committee periodically reviews the most important enterprise risks to ensure that our compensation programs do not encourage excessive risk-taking. All committees report to the full Board of Directors as appropriate, including when a matter rises to the level of a material or enterprise risk.

Our management is responsible for day-to-day risk management and regularly reports on risks to our Board of Directors or relevant committee. Our accounting and legal departments fulfill the primary monitoring and testing functions for company-wide policies and procedures, and manage the day-to-day oversight of the risk management strategy for our ongoing business. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing our company and that the leadership structure of our Board of Directors supports this approach.

Compensation Risk Assessment

In setting each element of executive compensation, our Board of Directors and compensation committee is also mindful of the level of risk-taking that any element may promote. Our Board of Directors and compensation committee believe it is important to incentivize our executive officers to achieve annual Company and individual objectives, but balance promotion of such short-term interests with incentives that promote building long-term stockholder value. Our Board of Directors and compensation committee believe the amount of long-term equity incentives included in our executive compensation packages mitigates the potential for excessive risk-taking. All of our named executive officers’ equity awards vest over a period of time, generally annually over four years from the date of grant, rather than upon achievement of specific performance objectives, and our Board of Directors has historically granted additional equity awards annually, which incentivizes these officers to continue to focus on our long-term interest.

Our compensation committee has conducted an internal assessment of our compensation policies and practices in response to current public and regulatory concern about the link between incentive compensation and excessive risk taking by corporations. We concluded that our compensation program does not motivate excessive risk-taking and any risks involved in compensation are not reasonably likely to have a material adverse effect on our company. Included in the analysis were such factors as the behaviors being induced by our fixed compensation system, the absence of any incentive awards, the oversight of our compensation committee in the operation of our incentive plans and the high level of Board involvement in approving material investments and capital expenditures.

Compensation Discussion and Analysis

Overview

Our compensation program is designed to attract and retain talented employees, motivate them to achieve our key financial, operational and strategic goals and reward them for superior performance. We believe that attracting and retaining high caliber executives and employees and providing them with appropriate compensation plans is critical to helping us achieve our financial, operational, personnel and strategic goals and building long-term value for our stockholders.

Compensation Determinations

Prior to this offering, we have been a private company and we have not been subject to exchange listing requirements requiring us to have a majority independent board or to exchange or SEC rules relating to the formation and functioning of board committees, including the audit committee and the compensation committee. As such, most, if not all, of our compensation policies, and determinations applicable to our named executive officers, have been the product of negotiation between our named executive officers and our Board of Directors.

In October 2009, our Board of Directors formed an audit committee and a compensation committee. Effective upon the closing of this offering, our Board of Directors will amend the charter and function of the compensation committee to make it a compensation, nominating and corporate governance committee. The current compensation committee and the compensation, nominating and corporate governance committee are referred to in this prospectus as the “compensation committee.”

The compensation committee is responsible for recommending to our full Board of Directors for approval the annual compensation and compensation plans for the members of our executive team, which currently includes the following executives:

•	Chief Executive Officer

•	Chief Financial Officer

•	Chief Operating Officer

•	Chief Technical Officer and Vice President, Business Development

•	President, Bicycle Products Division

•	Vice President, Intellectual Property

•	Vice President, Operations

•	Vice President, Product Development

The compensation committee also approves the compensation programs for our other employees on an annual basis. The compensation of these employees is typically based on the level and scope of their responsibilities and their individual performance during the fiscal year as determined through an annual review process.

Overview of Executive Compensation Program

The elements of our executive compensation program include:

•	Base salary

•	Short-term cash incentives

•	Stock option awards

We also provide the members of our executive team with insurance and a limited number of additional benefits that are typical for companies in our industry. Each of these compensation elements is described in more detail below.

In recommending to our Board of Directors the appropriate compensation to be awarded to the members of our executive team, our compensation committee includes the following objectives:

•	Equity Awards Should Comprise a Portion of Executive Compensation. We believe that a portion of executive compensation should be delivered in the form of stock option awards in order to align the long-term interests of our executives with those of our stockholders and in order to provide a retention incentive to our executives.

•	Our Executive Compensation Should Be Competitive and Fair. In order to help us attract and retain talented executives, we believe that our compensation programs should be competitive when compared to our peers and also be perceived as fair, when considered both externally as well as internally. We have not to date utilized surveys or bench-marking in determining competitive compensation rates of our executives. We have relied on the experience and personal knowledge of the members of our Board of Directors and through interactions with the executive search firm we have used to fill executive level positions in determining competitive salary levels.

Compensation Process

Our compensation committee conducts a formal review of our compensation program annually. As part of this process, the compensation committee evaluates the existing compensation of each member of our executive team, each member’s individual contributions and performance, our overall financial performance, including our revenue and gross margin, and our success in achieving our overall financial, operational and strategic goals during the fiscal year. In December 2009, we engaged the services of a compensation consultant James F. Rada & Associates LLC, to make recommendations to our compensation committee regarding our compensation policies and individual compensation determinations.

Components of Compensation

As indicated above, we compensate the members of our executive team through base salary, short-term cash incentives and stock option awards, with the overall goal of motivating our key executives to help us achieve our key financial, operational and strategic goals and build long-term value for our stockholders.

Base Salary

We provide the members of our executive team with a base salary to compensate them for services provided to our company during the fiscal year.

In recommending to our Board of Directors the base salaries for our executive team members, the compensation committee considers the individual performance and contributions of the executive, our overall financial performance and relevant market data. The compensation committee evaluates the base salaries for our executive team members on an annual basis in connection with performance reviews, as well as upon a promotion or other change in responsibility.

For fiscal 2009, the base salaries of the members of our executive team were as follows:

Name and Title	Base Salary

William G. Klehm III, Chairman and Chief Executive Officer	$400,000
Nicole T. Nicks, Chief Financial Officer, Treasurer and Assistant Secretary	$150,000
Alan M. Nordin, President, Bicycle Products Division	$213,500
Paul A. DeHart, Chief Operating Officer	$200,000
George L. Lowe, Vice President, Operations	$200,000
Robert A. Smithson, Chief Technology Officer and Vice President, Business Development	$168,000
Jeffrey A. Birchak, Vice President of Intellectual Property	$160,000
David W. Markley, Vice President Product Development	$125,000

In December 2009, our Board of Directors approved the same base salaries for our executive team for fiscal 2010.

Short-Term Cash Incentives

Although we have provided annual cash bonus awards to members of our executive team in the past to reward our executives for their performance, there are no bonus plans currently in place. Our compensation committee is responsible for recommending to our Board of Directors target and maximum bonus amounts that may be awarded and approving the corporate and individual performance goals and criteria that will be evaluated following the completion of the fiscal year in determining any bonus amounts to be awarded. After the end of each fiscal year, the compensation committee, with input from our Chief Executive Officer, will evaluate our company’s fiscal position and each executive’s performance relative to the corporate and individual performance goals set for the fiscal year. Following this evaluation, the compensation committee is responsible for recommending to our Board of Directors the actual, if any, bonus amounts to be awarded.

Stock Option Awards

Our Board of Directors, upon recommendation of our compensation committee, grants stock options under our 2004 Stock Plan. The stock options have an exercise price equal to the fair market value of our common stock on the date of grant. Typically, 25% of the stock underlying the stock options vest and become exercisable on the one year anniversary of the date of grant with the remaining 75% vesting over 36 equal monthly installments thereafter. Vesting may be accelerated in the event of certain corporate transactions in accordance with the terms of the 2004 Stock Plan and terms in employment agreements with certain of the executive management team (as discussed below).

Other Benefits

In order to attract, retain and pay market levels of compensation, we provide the members of our executive team with the following benefits:

Health Insurance. We provide the members of our executive team and their eligible dependents, health, dental and vision insurance coverage. For fiscal 2009, the aggregate cost of these benefits was approximately $82,000.

Life and Disability Insurance. We provide our executives with life insurance coverage equal to one times the executive’s annual salary up to a maximum of $50,000. We provide disability and/or additional life insurance coverage for our Chairman and Chief Executive Officer, William G. Klehm III. By agreement with the Board of Directors, Mr. Klehm pays 15% of the premium for the policy on his life and his estate is the named beneficiary of 15% of any distributions from that policy.

Pension Benefits. We do not provide pension arrangements or post-retirement health coverage for our executives.

Perquisites. We do not have a policy of providing perquisites to our executive officers. They may on a case-by-case basis, if included in their initial offer of employment, receive reimbursement for some relocation expenses and they may receive other benefits of nominal value.

Stock Option Plans

2004 Stock Plan

Our 2004 Stock Plan was adopted by our Board of Directors and approved by our stockholders on April 16, 2004.

The 2004 Stock Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, consultants, advisors and directors, and those of any subsidiaries, are eligible to receive awards under the 2004 Stock Plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2004 Stock Plan, our Board of Directors administers the 2004 Stock Plan and our Board of Directors has the authority to select the recipients of awards and to determine:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Pursuant to the terms of the 2004 Stock Plan, in the event of a change of control, the 2004 Stock Plan provides for acceleration of vesting of stock options under certain circumstances described below under “Executive Compensation—Employment, Termination of Employment and Change in Control Arrangements.”

As of June 30, 2010, there were outstanding options to purchase an aggregate of 12,971,571 shares of common stock under the 2004 Stock Plan at a weighted average exercise price of $0.24 per share, and there were 3,527,957 shares of common stock reserved for issuance upon exercise of options available for future grant under the 2004 Stock Plan. An aggregate of 269,351 shares of common stock have been issued upon the exercise of stock options.

2010 Stock Plan

We currently plan to adopt a new 2010 Stock Plan prior to the closing of this offering. After the effective date of the 2010 Stock Plan, we will grant no further stock options or other awards under the 2004 Stock Plan. The 2010 Stock Plan will maintain a number of shares reserved or issuable pursuant to the plan equal to     % of the common stock issued and outstanding.

Policies and Procedures for Related Person Transactions

In connection with this offering, we intend to adopt a written code of business conduct and ethics, or code of conduct, effective as of the date of, and applicable to transactions on or after, the offering, pursuant to which our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, will not be permitted to enter into a related person transaction with us without the prior consent of our audit committee, or other independent committee of our Board of Directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000, will first be presented to our audit committee (or the relevant independent committee) for review, consideration, and approval. All of our directors, executive officers, and employees will be required to report any such related person transaction to our audit committee. In approving or rejecting the proposed agreement, our audit committee shall consider the facts and circumstances available and deemed relevant to the audit committee (or the relevant independent committee), including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee (or the relevant independent committee) shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee (or the relevant independent committee) determines in the good faith exercise of its discretion. Under the policy, if we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission, or amendment of the transaction.

Employment, Termination of Employment and Change in Control Arrangements

Employment Agreement with William G. Klehm III. We have entered into an employment agreement with our Chief Executive Officer, William G. Klehm III, effective May 3, 2007, which agreement was amended January 16, 2008. The initial term under this employment agreement expired May 2, 2008 and thereafter the agreement term is automatically extended for additional one-year periods unless either we or Mr. Klehm give written notice of the termination of the agreement at least 90 days prior to the end of any extension of the term.

This employment agreement provides that in the event of a termination of Mr. Klehm’s employment by us without cause or a termination of employment by him for good reason, Mr. Klehm’s remaining unvested stock awards will fully vest and Mr. Klehm will be entitled to payment of his base salary for 6 months (exclusive of bonus or incentive payments) and the continuation of his benefits for 6 months following the date of termination.

For purposes of this employment agreement, “cause” means, as determined in good faith by our Board of Directors, (i) willful misconduct which materially damages us; (ii) willful and material misappropriation of our assets; or (iii) conviction of, or a plea of “guilty” or “no contest” to a felony under the laws of the United States or any state thereof; and “good reason” means Mr. Klehm’s resignation within 60 days of (i) any reduction in his base salary, other than a reduction in base salary in connection with general cost-cutting objectives instituted by us which reduction is proportional when compared to reductions of other of our employees; (ii) termination of his service as a member of our Board of Directors (other than a termination as a result of his voluntary resignation from the Board of Directors); (iii) a change in title or a change in his position which materially reduces his duties, authority, reporting, position or level of responsibility without his consent; or (iv) any requirement that he relocate his place of employment by more than 50 miles from his then-current office without his consent.

Employment Agreements with other Named Executive Officers. We have entered into employment agreements with Nicole T. Nicks, Alan M. Nordin, and Robert A. Smithson, each of which were effective April 15, 2008, and George L. Lowe, effective January 22, 2010. Each agreement expires following a two-year term and thereafter will automatically extend for another twelve months unless either we or the executive give written notice of the termination of the agreement at least 30 days prior to the end of the term.

These employment agreements provide that in the event of a termination of the executive’s employment by us without cause or a termination of employment by the executive for good reason, the executive’s remaining unvested stock awards will fully vest and the executive will be entitled to payment of his base salary for 6 months (exclusive of bonus or incentive payments) and the continuation of his benefits for 6 months following the date of termination.

For purposes of these employment agreements, “cause” means (i) any willful and material breach of the agreement by the executive; (ii) any willful or gross neglect by the executive of his duties and responsibilities under the agreement; (iii) any fraud, criminal misconduct, breach of fiduciary duty, dishonesty, or gross and willful misconduct by the executive in connection with the performance of his duties and responsibilities under the agreement; (iv) the executive being legally intoxicated or under the influence of illegal or illegally obtained drugs during business hours or while on call, or being habitually drunk or addicted to drugs (provided that this shall not restrict the executive from taking physician-prescribed medication in accordance with the applicable prescription); (v) conviction of, or a plea of “guilty” or “no contest” to a felony or crime of moral turpitude under the laws of the United States or any state thereof; (vi) any action by the executive that may materially impair or materially damage our reputation; (vii) insubordinate disregard of any lawful direction of material consequence given to the executive by us; or (viii) repeated failure or refusal to comply with our policies and procedures; provided that if the executive is to be terminated pursuant to subsections (i), (ii), (vi), (vii), or (viii), the executive will receive notice and 30 days to cure; and “good reason” means (A) any reduction by us of the executive’s base salary, or (B) an action by us that causes the executive, without executive’s consent, to relocate to a facility or location more than 50 miles from his then current location; provided that in any of the above-circumstances, we shall not have cured any such matter within 30 days after written notice with executive’s intention to terminate for good reason has been given by the executive to us.

Change of Control Arrangements. Our 2004 Stock Plan provides that in the event of a corporate transaction (including without limitation a change of control), each outstanding option or stock purchase right shall be assumed or an equivalent option or right shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such option or stock purchase right shall terminate upon the consummation of the transaction; provided that in the event (i) of a change of control, and (ii) a person holding an option or stock purchase right assumed or substituted by a successor corporation or a parent or subsidiary of such successor corporation in the change of control, or holding restricted stock issued upon exercise of an option or stock purchase right with respect to which the successor corporation has succeeded to a repurchase right as a result of the change of control, is involuntarily terminated by the successor corporation without cause at the time of, or within eighteen months following the consummation of, the transaction, then any assumed or substituted option or stock purchase right held by the terminated participant at the time of termination shall accelerate and become exercisable as to the number of shares then unvested, and any repurchase right applicable to any shares shall lapse as to 100% of the number of shares as to which the repurchase right would otherwise be applicable, in each case assuming the participant remained in continuous service status for such period. The acceleration of vesting and lapse of repurchase rights provided for in the previous sentence would occur immediately prior to the effective date of termination of the participant’s continuous service status.

In addition, notwithstanding anything to the contrary in our 2004 Stock Plan, the stock option agreements of our first 30 employees, which includes William G. Klehm III, Nicole T. Nicks, Alan M. Nordin and Robert A. Smithson, provide for acceleration of vesting of stock options held by such persons as follows: in the event of a change of control, (i) if the optionee remains as a service provider with the successor corporation or a parent or subsidiary of the successor corporation after the change of control, then the stock options of each such optionee must be assumed or an equivalent option or right shall be substituted by the successor corporation; and (ii) if the optionee does not remain as a service provider with the successor corporation immediately after the consummation of the change of control, at the successor corporation’s election, or such optionee’s stock option is assumed or substituted by the successor corporation in the change of control and the optionee is subject to an involuntary termination by the successor corporation at the time of, or at any time following the consummation of the change of control and during the vesting period of such optionee’s stock option, then any assumed or substituted stock option of the successor corporation held by the terminated optionee at the time of termination shall accelerate and become exercisable as to the number of shares then unvested immediately prior to the effective date of termination of the optionee’s status as a service provider.

For these purposes, the following terms have the definitions described below under our 2004 Stock Plan:

•	“corporate transaction” means a sale of all or substantially all of our assets, or a merger, consolidation or other capital reorganization or business combination transaction of us with or into another corporation, entity or person, or the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of our then outstanding shares of capital stock;

•	“change of control” means (i) a sale of all or substantially all of our assets, or (ii) any merger, consolidation or other business combination transaction of us with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of our voting capital stock outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of our voting capital stock (or the surviving entity) outstanding immediately after such transaction, (iii) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of our capital stock, or (iv) a contested election of directors, as a result of which or in connection with which the persons who were directors before such election or their nominees (the “incumbent directors”) cease to constitute a majority of our Board of Directors; provided however that if the election or nomination for election by our stockholders, of any new director was approved by a vote of at least 50% of the incumbent directors, such new director shall be considered as an incumbent director;

•	“involuntary termination” means termination of status as a service provider under the following circumstances: (i) termination without cause; or (ii) voluntary termination within 30 days following (A) a material reduction in job responsibilities, provided that neither a mere change in title alone nor reassignment following a change of control to a position that is substantially similar to the position held prior to the change of control shall constitute a material reduction in job responsibilities; (B) relocation of the work site to a facility or location more than 50 miles from the principal work site at the time of the change of control; or (C) a reduction in the then-current base salary provided that an across-the-board reduction in the salary level of all other employees or consultants in similar positions by the same percentage amount as part of a general salary level reduction shall not constitute such a salary reduction; and

•	“cause” means (i) the willful failure substantially to perform duties and responsibilities to us or a deliberate violation of our policies; (ii) commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to us; (iii) unauthorized use or disclosure of any of our proprietary information or trade secrets or the proprietary information or trade secrets of any other party to whom the person owes an obligation of nondisclosure as a result of his or her relationship with us; or (iv) willful breach of any obligations under any written agreement or covenant with us.

Indemnification of Officers

Our amended and restated certificate of incorporation provides that we may indemnify our officers to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that (i) we are required to indemnify our officers to the fullest extent permitted by Delaware law, subject to certain very limited exceptions, (ii) we are required to advance expenses, as incurred, to our officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain very limited exceptions and (iii) the rights conferred in the amended and restated bylaws are not exclusive.

We have entered into indemnification agreements with each of our executive officers to give these individuals additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. We have obtained directors’ and officers’ insurance providing coverage for all of our officers for certain liabilities. We believe that these provisions and this insurance are necessary to attract and retain qualified officers.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the deductibility of certain compensation in excess of $1,000,000 paid in any one year to our chief executive officer and our other four highest paid executive officers. Qualifying performance-based compensation will not be subject to this deduction limit if certain requirements are met. The non-performance-based compensation paid in cash to our executive officers in 2009 did not exceed the $1 million limit per officer, and the compensation committee does not anticipate that the non-performance-based compensation to be paid to our executive officers for 2010 will exceed that limit.

The compensation committee has and will continue to periodically review and consider the deductibility of executive compensation under Section 162(m) in designing our compensation programs and arrangements. The compensation committee reserves the right to use its judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate and in the best interests of the stockholders, after taking into consideration changing business conditions or the officer’s performance.

Compensation of Named Executive Officers

The following table sets forth the compensation earned by our principal executive officer, our principal financial officer and our three most highly compensated executive officers for the fiscal year ended December 31, 2009. These five officers are referred to as our “named executive officers” in this registration statement. Bonuses are generally paid in the year following the year in which the bonus is earned. The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our salaried employees.

	2009 SUMMARY COMPENSATION TABLE
						Non-
						Equity
						Incentive
				Stock	Option	Plan	All Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Position	Year	($)(1)	($)	($)	($)(2)	($)	($)	($)
William G. Klehm III, Chief Executive Officer	2009	400,000	50,000	—	821,921	—	—	1,271,921
Nicole T. Nicks, Chief Financial Officer	2009	148,022	8,000	—	36,613	—	—	192,635
Alan M. Nordin, President, Bicycle Division	2009	212,608	8,000	—	37,807	—	—	258,415
George L. Lowe, Vice President, Operations	2009	200,000	—	—	5,630	—	25,000 (3)	230,630
Robert A. Smithson, Chief Technology Officer and Vice President, Business Development	2009	164,737	22,000	—	92,246	—	—	278,983

(1)	Represents actual salary paid in the fiscal year ended December 31, 2009, as certain salaries were changed after January 1, 2009.

(2)	The amounts in the “Option Awards” column reflect the aggregate grant date fair values of options granted during 2009 for each named executive officer, computed in accordance with ASC Topic 718, Compensation—Stock Compensation, excluding the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option awards are set forth in Note 10 to our consolidated financial statements included elsewhere in this Prospectus.

(3)	Mr. Lowe received a $25,000 allowance for relocation expenses.

Grants of Plan-Based Awards in Fiscal Year 2009

We made the following stock option grants or restricted stock awards to our named executive officers during the fiscal year ended December 31, 2009.

		No. of Securities	Option	Grant
		Underlying	Exercise Price	Date Fair
Name	Grant Date	Options	per Share	Value
William G. Klehm III	2/08/2009	5,472,769	$0.22	$821,921
Nicole T. Nicks	2/08/2009	243,790	$0.22	$36,613
Alan M. Nordin	2/08/2009	251,740	$0.22	$37,807
Robert A. Smithson	2/08/2009	614,223	$0.22	$92,246
George L. Lowe	4/24/2009	25,000	$0.22	$3,939
	10/22/2009	25,000	$0.10	$1,691

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table shows outstanding equity awards held by our named executive officers as of December 31, 2009.

	Option Awards(1)
			Number of	Number of
			Securities	Securities
			Underlying	Underlying	Option
			Unexercised	Unexercised	Exercise	Option
			Option (#)	Options (#)	Price	Expiration
Name	Grant Date		Exercisable	Unexercisable	($)	Date
William G. Klehm III	5/06/2004	(2)	1,315,734	146,193	0.0720	5/05/2014
	7/13/2007		236,645	63,355	1.3000	7/12/2017
	2/08/2009			5,472,769	0.2200	2/07/2019
Nicole T. Nicks	1/28/2005		10,000	–	0.1720	1/27/2015
	6/25/2005		30,000	–	0.2300	6/24/2015
	6/20/2006		12,000	–	0.7478	6/19/2016
	9/10/2007		16,111	3,889	1.3000	9/09/2017
	2/08/2009			243,790	0.2200	2/07/2019
Alan M. Nordin	1/28/2005		41,000	–	0.1720	1/27/2015
	6/25/2005		22,000	–	0.2300	6/24/2015
	6/20/2006		12,000	–	0.7478	6/19/2016
	4/03/2007		8,000	–	1.3000	4/02/2017
	2/08/2009			251,740	0.2200	2/07/2019
Robert A. Smithson	4/16/2004	(3)	248,600		0.0720	4/15/2014
	6/20/2006		30,000		0.7478	6/19/2016
	2/08/2009			614,223	0.2200	2/07/2019
George L. Lowe	4/24/2009	(4)		25,000	0.2200	4/23/2019
	10/22/2009			25,000	0.1000	10/21/2019

(1)	Unless indicated otherwise, options to purchase common stock vest 1/3rd on the first anniversary of the grant date and in 24 equal monthly installments thereafter.

(2)	Options to purchase 584,771 shares of common stock vest based on achievement of certain performance goals. Three of these performance goals were met as of December 31, 2005. The remaining options to purchase 877,156 shares of common stock vest 1/6th after six months from the date of grant and in 30 equal monthly installments thereafter.

(3)	Vests monthly over 36 months.

(4)	Vests 1/4th on the first anniversary of the date of grant and in 36 equal monthly installments thereafter.

Option Exercises and Stock Vested

Our named executive officers did not exercise any options in the fiscal year ended December 31, 2009 and there are currently no outstanding stock awards (other than options).

Director Compensation

The compensation committee is responsible for evaluating and recommending to our Board of Directors the compensation to be paid to the non-employee members of our Board of Directors for their service. No compensation is paid to any director who is also an employee of our company for the services provided as a director.

Current Director Compensation

Cash payments

Mr. Allan R. Kammerer receives a cash payment of $1,250 for each Board of Directors meeting that he attends in person. No other directors received cash payments for their director service in 2009. We reimburse all directors for reasonable expenses incurred to attend our board and board committee meetings.

Stock Option Awards

It is the current policy of the Board of Directors to grant to each individual who joins our board as a non-employee director at the time of such initial election or appointment, an option to purchase a number of shares of our common stock vesting over a three-year period. Each option granted is to have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a maximum term of ten years, subject to earlier termination should the optionee cease to serve as a member of our Board of Directors, and in such case within 90 days thereafter.

Future Director Compensation

In 2010, we will pay each director who is not an employee and does not represent a principal stockholder an annual cash retainer of $15,000. Additionally, we will pay each director that serves as a committee chair an annual cash retainer of $5,000. We intend to review our director compensation policies annually to determine if any changes to our director compensation are advisable.

Director Summary Compensation Table

2009 DIRECTOR COMPENSATION
Fees
	Earned or			Non-Equity	All Other
	Paid in	Stock	Option	Incentive Plan	Compensation
Name	Cash ($)	Awards ($)	Awards ($)(1)	Compensation ($)	($)	Total ($)

Gary E. Jacobs	–	–	–	–	–	–
Steven E. Parry	–	–	–	–	–	–
Keimpe Keuning	–	–	–	–	–	–
Allan R. Kammerer	5,000	–	8,400	–	–	13,400
Edward L. Mercaldo	–	–	8,201	–	–	8,201
Vincenza Sera	–	–	8,206	–	–	8,206
Jeremiah B. Robins	–	–	–	–	–	–

(1)	The amounts in the “Option Awards” column reflect the aggregate grant date fair values of options granted during 2009 for each director, computed in accordance with ASC Topic 718, Compensation—Stock Compensation, excluding the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option awards are set forth in Note 10 to our consolidated financial statements included elsewhere in this Prospectus.

Limitation of Liability and Indemnification of Directors

Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation may eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation also provides that we may indemnify our directors to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that (i) we are required to indemnify our directors to the fullest extent permitted by Delaware law, subject to certain very limited exceptions, (ii) we are required to advance expenses, as incurred, to our directors in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain very limited exceptions, and (iii) the rights conferred in the amended and restated bylaws are not exclusive.

We have entered into indemnification agreements with each of our directors to give these individuals additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and restated bylaws and to provide additional procedural protections. We have obtained directors’ and officers’ insurance providing coverage for all of our directors for certain liabilities. We believe that these provisions and this insurance are necessary to attract and retain qualified directors.

Certain Relationships and Related Party Transactions

Since January 1, 2006, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediate family members of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Series E Redeemable Convertible Preferred Private Placement

August 2010 Private Placement

In August 2010, we issued an aggregate of 6,550,218 shares of Series E redeemable convertible preferred stock to three accredited investors at a purchase price of $0.9160 per share for aggregate proceeds totaling $6,000,000. Immediately prior to the closing of this offering, these shares will automatically convert into 6,550,218 shares of common stock. Upon conversion of the Series E redeemable convertible preferred stock into common stock, cumulative accrued and unpaid dividends will convert into common stock at the conversion price. The table below sets forth the number of shares of our Series E redeemable convertible preferred stock sold to our directors and 5% or greater stockholders and their affiliates in connection with our Series E redeemable convertible preferred stock financing in August 2010:

	Shares of Series E
	Redeemable	Aggregate
	Convertible	Purchase
Name	Preferred Stock	Price

Affiliates of Robeco Group N.V.(1)	2,183,406	$2,000,000
NGEN III, L.P.(2)	2,183,406	$2,000,000

Total	4,366,812	$4,000,000

(1)	Affiliates of Robeco Group N.V. consist of Robeco Clean Tech Private Equity II (EUR) (“CT EUR”), Robeco Master Clean Tech Private Equity II (USD) (“CT USD”) and Robeco Clean Tech Co-Investment Fund II (“CT II LP”).

CT EUR and CT USD (collectively, the “Robeco Funds”) are Dutch law funds for joint accounts (fondsen voor gemene rekening). The Robeco Funds do not have legal status but are each formed by means of a contractual arrangement between a special purpose manager and a special purpose custodian. The manager of each Robeco Fund is a Dutch law private limited liability company (besloten vennootschap) and the custodian is the Dutch law equivalent of a foundation (stichting). The custodians of CT EUR and CT USD are Stichting Custody Robeco Master Clean Tech II (EUR) and Stichting Custody Robeco Master Clean Tech II (USD), respectively. Each custodian is the legal owner of the assets of the respective Robeco Fund and investors in the funds are the economic beneficiaries of the funds. Robeco Institutional Asset Management BV (“RIAM”) owns and manages the manager of each Robeco Fund through a subsidiary limited liability company and controls each custodian. RIAM may be deemed to have sole power to vote and dispose of the shares held by CT EUR and CT USD, and Cornelis Theodorus Leonardus Korthout, Hester Wendela Desiree Gillia Borrie and Hans Albertus Andreas Rademaker, the directors of RIAM, may be deemed to have shared power to vote and dispose of such shares.

CT II LP is a Delaware limited partnership with a Delaware limited liability company as the general partner. A trust is the sole member of the general partner. The trust has U.S. natural persons not otherwise affiliated with Robeco as trustees. RIAM is appointed as investment manager to CT II LP. RIAM may be deemed to have sole power to vote and dispose of the shares held by CT II LP, and Cornelis Theodorus Leonardus Korthout, Hester Wendela Desiree Gillia Borrie and Hans Albertus Andreas Rademaker, the directors of RIAM, may be deemed to have shared power to vote and dispose of such shares.

RIAM has outsourced the investment advisory services of the Robeco Funds to SAM Private Equity AG, a Swiss limited liability company. Mr. Keuning, a member of our Board of Directors, is an investment director at and employed by SAM Private Equity AG.

(2)	Steven E. Parry, a member of our Board of Directors, is a managing director of NGEN Mgt. II, LLC, which is the manager of NGEN Partners III, LLC, which is the general partner of NGEN III, L.P.

Series D Convertible Preferred Private Placement

November 2009 Private Placement

On November 16, 2009, we issued an aggregate of 10,020,040 shares of Series D convertible preferred stock to 28 accredited investors at a price of $0.3992 per share for aggregate proceeds of approximately $4 million. Immediately prior to the closing of this offering, these shares will automatically convert into 10,020,040 shares of common stock. The table below sets forth the number of shares of our Series D convertible preferred stock sold to our directors and 5% or greater stockholders and their affiliates in connection with our Series D convertible preferred stock financing in November 2009:

	Shares of Series D	Aggregate
	Convertible	Purchase
Name	Preferred Stock	Price

Affiliates of Robeco Group N.V.(1)	2,156,054	$860,697
NGEN III, L.P.(2)	1,628,256	$650,000
Mercaldo Family Trust Dated October 8, 2002(3)	2,302,800	$919,278
Jacobs Investment Company LLC(4)	556,286	$222,069
Vincenza Sera(5)	187,875	$75,000
Allan R. Kammerer(6)	125,250	$50,000
Ron Mercaldo(7)	125,250	$50,000
Lee H. Davis, Trustee of the Lee H. Davis Revocable Trust dated 9/1/75(8)	125,250	$50,000
Barbara Mellman Davis Revocable Trust(9)	125,250	$50,000

Total	7,332,271	$2,927,044

(1)	Affiliates of Robeco Group N.V. consist of Robeco Clean Tech Private Equity II (EUR) (“CT EUR”), Robeco Master Clean Tech Private Equity II (USD) (“CT USD”) and Robeco Clean Tech Co-Investment Fund II (“CT II LP”).

CT EUR and CT USD (collectively, the “Robeco Funds”) are Dutch law funds for joint accounts (fondsen voor gemene rekening). The Robeco Funds do not have legal status but are each formed by means of a contractual arrangement between a special purpose manager and a special purpose custodian. The manager of each Robeco Fund is a Dutch law private limited liability company (besloten vennootschap) and the custodian is the Dutch law equivalent of a foundation (stichting). The custodians of CT EUR and CT USD are Stichting Custody Robeco Master Clean Tech II (EUR) and Stichting Custody Robeco Master Clean Tech II (USD), respectively. Each custodian is the legal owner of the assets of the respective Robeco Fund and investors in the funds are the economic beneficiaries of the funds. Robeco Institutional Asset Management BV (“RIAM”) owns and manages the manager of each Robeco Fund through a subsidiary limited liability company and controls each custodian. RIAM may be deemed to have sole power to vote and dispose of the shares held by CT EUR and CT USD, and Cornelis Theodorus Leonardus Korthout, Hester Wendela Desiree Gillia Borrie and Hans Albertus Andreas Rademaker, the directors of RIAM, may be deemed to have shared power to vote and dispose of such shares.

CT II LP is a Delaware limited partnership with a Delaware limited liability company as the general partner. A trust is the sole member of the general partner. The trust has U.S. natural persons not otherwise affiliated with Robeco as trustees. RIAM is appointed as investment manager to CT II LP. RIAM may be deemed to have sole power to vote and dispose of the shares held by CT II LP, and Cornelis Theodorus Leonardus Korthout, Hester Wendela Desiree Gillia Borrie and Hans Albertus Andreas Rademaker, the directors of RIAM, may be deemed to have shared power to vote and dispose of such shares.

RIAM has outsourced the investment advisory services of the Robeco Funds to SAM Private Equity AG, a Swiss limited liability company. Mr. Keuning, a member of our Board of Directors, is an investment director at and employed by SAM Private Equity AG.

(2)	Steven E. Parry, a member of our Board of Directors, is a managing director of NGEN Mgt. II, LLC, which is the manager of NGEN Partners III, LLC, which is the general partner of NGEN III, L.P.

(3)	Edward L. Mercaldo, a member of our Board of Directors, is the trustee of the Mercaldo Family Trust Dated October 8, 2002.

(4)	Gary E. Jacobs, a member of our Board of Directors, is the Managing Director of the Jacobs Investment Company LLC.

(5)	Vincenza Sera is a member of our Board of Directors.

(6)	Allan R. Kammerer is a member of our Board of Directors.

(7)	Ron Mercaldo is the brother of Edward Mercaldo, a member of our Board of Directors.

(8)	Lee H. Davis is a former member of our Board of Directors.

(9)	Barbara Mellman is the wife of Lee Davis, a former member of our Board of Directors.

December 2008 Private Placement

On December 18, 2008, we issued an aggregate of 63,607,402 shares of Series D convertible preferred stock to 28 accredited investors at a price of $0.3992 per share for gross proceeds before offering costs of approximately $20.6 million and $4.8 million conversion of principal and accrued interest on convertible debt. Immediately prior to the closing of this offering, these shares will automatically convert into 63,607,402 shares of common stock. The table below sets forth the number of shares of our Series D convertible preferred stock sold to our directors and 5% or greater stockholders and their affiliates in connection with our Series D convertible preferred stock financing in December 2008:

	Shares of Series D	Aggregate
	Convertible	Purchase
Name	Preferred Stock	Price

Affiliates of Robeco Group N.V.(1)	25,050,100	$10,000,000
NGEN III, L.P.(2)	25,050,100	$10,000,000
Affiliates of Fallbrook Series of LTS Capital Partners II, LLC	5,459,706	$2,179,515
Jacobs Investment Company LLC(3)	4,128,391	$1,648,054
Jeremiah B. Robins Trust(4)	654,356	$261,219
Timothy S. Davis Trust(5)	22,287	$8,897
Barry M. Davis, Trustee of the Benjamin Segall Davis Trust(6)	27,732	$11,071
Mark S. Davis(7)	45,332	$18,097
Hugh C. Thompson, III Revocable Trust 11/11/91(8)	62,625	$25,000
Ernest H. Pomerantz(9)	260,754	$104,093
Big Wood Holdings L.P.(10)	261,742	$104,487
Davis Affiliates, LP(11)	274,266	$109,487
Madison Ventures, LLC(12)	523,155	$208,843

Total	61,820,546	$24,678,763

(1)	Affiliates of Robeco Group N.V. consist of Robeco Clean Tech Private Equity II (EUR) (“CT EUR”), Robeco Master Clean Tech Private Equity II (USD) (“CT USD”) and Robeco Clean Tech Co-Investment Fund II (“CT II LP”).

CT EUR and CT USD (collectively, the “Robeco Funds”) are Dutch law funds for joint accounts (fondsen voor gemene rekening). The Robeco Funds do not have legal status but are each formed by means of a contractual arrangement between a special purpose manager and a special purpose custodian. The manager of each Robeco Fund is a Dutch law private limited liability company (besloten vennootschap) and the custodian is the Dutch law equivalent of a foundation (stichting). The custodians of CT EUR and CT USD are Stichting Custody Robeco Master Clean Tech II (EUR) and Stichting Custody Robeco Master Clean Tech II (USD), respectively. Each custodian is the legal owner of the assets of the respective Robeco Fund and investors in the funds are the economic beneficiaries of the funds. Robeco Institutional Asset Management BV (“RIAM”) owns and manages the manager of each Robeco Fund through a subsidiary limited liability company and controls each custodian. RIAM may be deemed to have sole power to vote and dispose of the shares held by CT EUR and CT USD, and Cornelis Theodorus Leonardus Korthout, Hester Wendela Desiree Gillia Borrie and Hans Albertus Andreas Rademaker, the directors of RIAM, may be deemed to have shared power to vote and dispose of such shares.

CT II LP is a Delaware limited partnership with a Delaware limited liability company as the general partner. A trust is the sole member of the general partner. The trust has U.S. natural persons not otherwise affiliated with Robeco as trustees. RIAM is appointed as investment manager to CT II LP. RIAM may be deemed to have sole power to vote and dispose of the shares held by CT II LP, and Cornelis Theodorus Leonardus Korthout, Hester Wendela Desiree Gillia Borrie and Hans Albertus Andreas Rademaker, the directors of RIAM, may be deemed to have shared power to vote and dispose of such shares.

RIAM has outsourced the investment advisory services of the Robeco Funds to SAM Private Equity AG, a Swiss limited liability company. Mr. Keuning, a member of our Board of Directors, is an investment director at and employed by SAM Private Equity AG.

(2)	Steven E. Parry, a member of our Board of Directors, is a managing director of NGEN Mgt. II, LLC, which is the manager of NGEN Partners III, LLC, which is the general partner of NGEN III, L.P.

(3)	Gary E. Jacobs, a member of our Board of Directors, is the Managing Director of the Jacobs Investment Company LLC.

(4)	Jeremiah B. Robins, a member of our Board of Directors, is the trustee of the Jeremiah B. Robins Trust.

(5)	Timothy S. Davis is the brother of Lee Davis, a former member of our Board of Directors.

(6)	Barry M. Davis is the brother of Lee Davis, a former member of our Board of Directors.

(7)	Mark S. Davis is the brother of Lee Davis, a former member of our Board of Directors.

(8)	Hugh C. Thompson is a former member of our Board of Directors.

(9)	Ernest Pomerantz is a former member of our Board of Directors.

(10)	Big Wood Holdings L.P. is controlled by Jim Bartlett, a former member of our Board of Directors, or an affiliate of his.

(11)	Lee Davis is a former member of our Board of Directors.

(12)	Madison Ventures, LLC is controlled by Lee Davis, a former member of our Board of Directors, or an affiliate of his.

Viryd Technologies Inc.

We have entered into the following agreements with Viryd Technologies Inc.:

•	License Agreement with Viryd Technologies Inc. (“Viryd”) dated February 14, 2008, as amended November 25, 2008 (the “License Agreement”). Under the terms of the License Agreement, we granted an exclusive license to Viryd under certain of our patents for use in the field of wind turbines for conversion of wind energy into electrical power, and potentially other fields of use if we reach agreement with Viryd in the future. Viryd will pay us a royalty for products it commercializes that incorporate our patented technology. Viryd has obligations it would need to satisfy in order to retain exclusivity under the License Agreement.

•	Patent Assignment Agreement with Viryd Technologies, Inc. dated February 15, 2008, as amended November 25, 2008. We assigned certain patent applications to Viryd that had application in the field of wind turbines for conversion of wind energy into electrical power. Viryd will pay us a royalty for products it commercializes that incorporate the technology covered by the transferred patent applications, unless we are already receiving a royalty under the License Agreement on the same product or if the product incorporates a continuously variable transmission that we supplied to Viryd.

•	Engineering Services Agreement with Viryd Technologies Inc. dated April 28, 2008, as amended June 10, 2008 and November 25, 2008. Under the terms of the Engineering Services Agreement, we provide services to Viryd that consist of developing a specific design of our NuVinci technology for Viryd’s applications. Viryd pays us fees for these services. We recorded revenues for engineering services of approximately $88,000 during the year ended December 31, 2009 and approximately $74,000 during the six months ended June 30, 2010.

•	Master Agreement with Viryd Technologies Inc. dated November 25, 2008. We entered into this Master Agreement with Viryd in order to amend various terms of the License Agreement, Patent Assignment Agreement, Engineering Services Agreement and Support Services Agreement that we previously entered into with Viryd.

•	Support Services Agreement with Viryd Technologies Inc. dated February 15, 2008, as amended by the First Amendment dated March 3, 2008. Under the terms of the Support Services Agreement, we provide various services to Viryd, including but not limited to non-project specific engineering consulting, patent prosecution services and back-office support (including human resources and accounting). Viryd pays us fees for these services. We recorded revenues for support services of approximately $407,000 during the year ended December 31, 2009 and approximately $113,000 during the six months ended June 30, 2010.

Our directors and executive officers as a group, and Gary E. Jacobs as an individual, beneficially own, as of June 30, 2010, approximately 18% and 16%, respectively, of the outstanding voting securities of Viryd Technologies Inc.

Agreements with our Stockholders

We have entered into a registration rights agreement with our holders of convertible preferred stock. The registration rights agreement provides (i) that holders of convertible preferred stock and certain holders of warrants to purchase common stock have the right to demand that we file a registration statement, subject to certain limitations, and (ii) that holders of convertible preferred stock and certain holders of warrants to purchase common stock have the right to request that their shares be covered by a registration statement that we are otherwise filing. See the “Shares Eligible for Future Sale—Registration Rights” section of this prospectus for a further discussion of these registration rights.

Agreements with Directors

We have entered into a Professional Services agreement with Automotive Support Group LLC, which is an entity affiliated with our director, Allan R. Kammerer. This agreement provides for payment of a fee of $1,250 plus approved expenses for each day or any substantial portion thereof that Mr. Kammerer provides services on site at the Company’s facilities as requested by the Company.

Gary E. Jacobs has personally guaranteed our line of credit with Wells Fargo. In consideration of such guarantee, we have issued to the Jacobs Family Trust a warrant to purchase 3,100,753 shares of the Company’s common stock at an exercise price of $0.3992.

Agreements with Executive Officers

We entered into a Professional Services Agreement with Design and Conquer Creative Alliance, which is an entity affiliated with our vice president of operations, George L. Lowe. Mr. Lowe has not provided us any services under this agreement since his employment by the Company, but we continue to use the services of his associate under the same consulting agreement, and in 2009 we paid $500.00 for consulting services to his associate under this agreement. This agreement, as amended, provides for consulting services at compensation rates ranging from $75 to $96 per hour plus approved expenses. Mr. Lowe has not provided consulting services to us subsequent to his employment with us.

Principal Stockholders

The following table sets forth as of August 25, 2010 information regarding the beneficial ownership of shares of our common stock for:

•	each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding shares of common stock;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than 5% of our common stock. Beneficial ownership has been determined in accordance with the rules of the SEC. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner. SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and investment power with respect to those securities. Unless otherwise indicated by footnote, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

For purposes of calculating beneficial ownership, we have assumed that, as of August 25, 2010:

•	There are 119,317,857 shares outstanding, assuming the conversion of all outstanding shares of preferred stock to shares of common stock, immediately prior to the closing of this offering;

•	We will issue shares of common stock in the offering; and

•	The underwriters have not exercised their option to purchase additional shares.

Unless otherwise noted below, the address for each holder listed below is c/o Fallbrook Technologies Inc., 9444 Waples Street, Suite 410, San Diego, California 92121.

			Shares
	Shares		Beneficially
	Beneficially		Owned
	Owned Before Offering		After Offering
	Shares	Percent	Shares	Percent

5% or Greater Stockholders:
Entities associated with Robeco Group N.V.(1)	29,389,560	24.6%
NGEN III, L.P.(2)	28,861,762	24.2%
Entities associated with Gary E. Jacobs(3)	13,713,158	11.2%
Motion Systems, Inc.(4)	9,976,571	8.4%
Directors and Executive Officers:
William G. Klehm III(5)	4,656,161	3.8%
Gary E. Jacobs(3)	13,713,158	11.2%
Steven E. Parry(6)	28,861,762	24.2%
Keimpe Keuning(1)	29,389,560	24.6%
Allan R. Kammerer(7)	142,750	*
Edward L. Mercaldo(8)	2,500,019	2.1%
Vincenza Sera(9)	187,875	*
Jeremiah B. Robins(10)	709,481	*
Nicole T. Nicks(11)	250,280	*
Paul A. DeHart(12)	200,000	*
Alan M. Nordin(13)	265,238	*
Robert A. Smithson(14)	621,235	*
Jeffrey A. Birchak(15)	321,381	*
George L. Lowe(16)	20,833	*
David W. Markley(17)	96,450	*
All directors and executive officers as a group (15 persons)	81,936,183	63.6%

*	Represents beneficial ownership of less than 1%

(1)	Consists of (a) 8,890,341 shares of common stock held by Robeco Clean Tech Private Equity II (EUR) (“CT EUR”) issuable upon conversion of convertible preferred stock, (b) 7,273,918 shares of common stock held by Robeco Master Clean Tech Private Equity II (USD) (“CT USD”) issuable upon conversion of convertible preferred stock, and (c) 13,225,301 shares of common stock held by Robeco Clean Tech Co-Investment Fund II (“CT II LP”). issuable upon conversion of convertible preferred stock. The address of Robeco is Coolsingel 120, 3011 AG Rotterdam, The Netherlands.

CT EUR and CT USD (collectively, the “Robeco Funds”) are Dutch law funds for joint accounts (fondsen voor gemene rekening). The Robeco Funds do not have legal status but are each formed by means of a contractual arrangement between a special purpose manager and a special purpose custodian. The manager of each Robeco Fund is a Dutch law private limited liability company (besloten vennootschap) and the custodian is the Dutch law equivalent of a foundation (stichting). The custodians of CT EUR and CT USD are Stichting Custody Robeco Master Clean Tech II (EUR) and Stichting Custody Robeco Master Clean Tech II (USD), respectively. Each custodian is the legal owner of the assets of the respective Robeco Fund and investors in the funds are the economic beneficiaries of the funds. Robeco Institutional Asset Management BV (“RIAM”) owns and manages the manager of each Robeco Fund through a subsidiary limited liability company and controls each custodian. RIAM may be deemed to have sole power to vote and dispose of the shares held by CT EUR and CT USD, and Cornelis Theodorus Leonardus Korthout, Hester Wendela Desiree Gillia Borrie and Hans Albertus Andreas Rademaker, the directors of RIAM, may be deemed to have shared power to vote and dispose of such shares.

CT II LP is a Delaware limited partnership with a Delaware limited liability company as the general partner. A trust is the sole member of the general partner. The trust has U.S. natural persons not otherwise affiliated with Robeco as trustees. RIAM is appointed as investment manager to CT II LP. RIAM may be deemed to have sole power to vote and dispose of the shares held by CT II LP, and Cornelis Theodorus Leonardus Korthout, Hester Wendela Desiree Gillia Borrie and Hans Albertus Andreas Rademaker, the directors of RIAM, may be deemed to have shared power to vote and dispose of such shares.

RIAM has outsourced the investment advisory services of the Robeco Funds to SAM Private Equity AG, a Swiss limited liability company. Mr. Keuning, a member of our Board of Directors, is an investment director at and employed by SAM Private Equity AG. Mr. Keuning disclaims beneficial ownership of the shares held by CT EUR, CT USD and CT II LP except to the extent of his pecuniary interest therein.

(2)	Consists of 28,861,762 shares of common stock issuable upon conversion of convertible preferred stock held by NGEN III, L.P. The address of NGEN III, L.P. is 1114 State Street, Suite 247, Santa Barbara, California 93101. NGEN Partners III, L.L.C, the general partner of NGEN III, L.P., through its manager, NGEN Mgt. II, LLC, may be deemed to have sole power to vote and dispose of the shares that are directly owned by NGEN III, L.P. and Peter Grubstein, Rosemary Ripley, Rob Koch and Mr. Parry, the managing directors of NGEN Mgt. II, LLC, may be deemed to have shared power to vote and dispose of such shares.

(3)	Consists of (a) 5,701,830 shares of common stock issuable upon conversion of convertible preferred stock held by Jacobs Investment Company LLC, (b) 34,730 shares of common stock and 2,456,507 shares of common stock issuable upon conversion of convertible preferred stock held by Jacobs Family Trust, (c) 1,171,169 shares of common stock issuable upon conversion of the convertible preferred stock held by Gary E. Jacobs Grantor Retained Annuity Trust dated January 12, 2010, (d) 1,171,169 shares of common stock issuable upon conversion of convertible preferred stock held by Jerri-Ann Jacobs Grantor Retained Annuity Trust dated January 12, 2010, (e) 3,100,753 shares of common stock issuable upon exercise of an outstanding warrant held by Jacobs Family Trust and (f) 77,000 shares of common stock issuable upon exercise of outstanding options held by Mr. Jacobs. Mr. Jacobs, the manager of Jacobs Investment Company LLC and trustee of Jacobs Family Trust, trustee of Gary E. Jacobs Grantor Retained Annuity Trust dated January 12, 2010, and trustee of Jerri-Ann Jacobs Grantor Retained Annuity Trust dated January 12, 2010 may be deemed to have sole power to vote and dispose of the shares that are directly owned by Jacobs Investment Company LLC, Jacobs Family Trust, Gary E. Jacobs Grantor Retained Annuity Trust dated January 12, 2010, Jerri-Ann Jacobs Grantor Retained Annuity Trust dated January 12, 2010.

(4)	Consists of 9,976,571 shares of common stock issuable upon conversion of convertible preferred stock held by Motion Systems, Inc., Donald Miller, the president of Motion Systems, Inc, may be deemed to have sole power to vote and dispose of the shares that are directly owned by Motion Systems, Inc.

(5)	Consists of 4,656,161 shares of common stock issuable upon exercise of outstanding options held by Mr. Klehm.

(6)	Consists of 28,861,762 shares of common stock issuable upon conversion of convertible preferred stock held by NGEN III, L.P. NGEN Partners III, L.L.C, the general partner of NGEN III, L.P., through its manager, NGEN Mgt. II, LLC, may be deemed to have sole power to vote and dispose of the shares that are directly owned by NGEN III, L.P. and Peter Grubstein, Rosemary Ripley, Rob Koch and Mr. Parry, the managing directors of NGEN Mgt. II, LLC, may be deemed to have shared power to vote and dispose of such shares. Mr. Parry disclaims beneficial ownership in the shares held by NGEN III, L.P., except to the extent of his pecuniary interest therein.

(7)	Consists of 142,750 shares of common stock issuable upon conversion of convertible preferred stock held by Mr. Kammerer.

(8)	Consists of 2,500,019 shares of common stock issuable upon conversion of convertible preferred stock held by Mercaldo Family Trust Dated October 8, 2002. Mr. Mercaldo, the trustee of Mercaldo Family Trust Dated October 8, 2002, may be deemed to have sole power to vote and dispose of the shares that are directly owned by Mercaldo Family Trust Dated October 8, 2002.

(9)	Consists of 187,875 shares of common stock issuable upon conversion of convertible preferred stock held by Ms. Sera.

(10)	Consists of (a) 654,356 shares of common stock issuable upon conversion of convertible preferred stock held by the Jeremiah B. Robins Trust. (b) 55,125 shares of common stock issuable exercise of outstanding options held by Mr. Robins. Mr. Robins, the trustee of the Jeremiah B. Robins Trust, may be deemed to have sole power to vote and dispose of the shares that are directly owned by the Jeremiah B. Robins Trust.

(11)	Consists of (a) 20,000 shares of common stock and 22,841 shares of common stock issuable upon conversion of convertible preferred stock held by Jeffrey & Nicole Nicks Family Trust DTD 5/10/2002, and (b) 207,439 shares of common stock issuable upon exercise of outstanding options held by Ms. Nicks. Ms. Nicks, the trustee of the Jeffrey & Nicole Nicks Family Trust DTD 5/10/2002, may be deemed to have sole power to vote and dispose of the shares that are directly owned by the Jeffrey & Nicole Nicks Family Trust DTD 5/10/2002.

(12)	Consists of 200,000 shares of common stock issuable upon exercise of outstanding options held by Mr. DeHart.

(13)	Consists of (a) 12,000 shares of common stock and 30,383 shares of common stock issuable upon conversion of convertible preferred stock held by The Alan M. Nordin and Megan E. Nordin Living Trust, and (b) 222,855 shares of common stock issuable upon exercise of outstanding options held by Mr. Nordin. Mr. Nordin, the trustee of The Alan M. Nordin and Megan E. Nordin Living Trust, may be deemed to have sole power to vote and dispose of the shares that are directly owned by The Alan M. Nordin and Megan E. Nordin Living Trust.

(14)	Consists of (a) 1,400 shares of common stock held by Mr. Smithson, and (b) 619,835 shares of common stock issuable upon exercise of outstanding options held by Mr. Smithson.

(15)	Consists of (a) 35,000 shares of common stock held by Mr. Birchak, and (b) 286,381 shares of common stock issuable upon exercise of outstanding options held by Mr. Birchak.

(16)	Consists of 20,833 shares of common stock issuable upon exercise of outstanding options held by Mr. Lowe.

(17)	Consists of (a) 40,000 shares of common stock held by Mr. Markley, and (b) 56,450 shares of common stock issuable upon exercise of outstanding options held by Mr. Markley.

Description of Capital Stock

General

As of August 25, 2010, our authorized capital stock consists of 250,000,000 shares of common stock, $0.001 par value per share, of which 11,660,855 are outstanding, and 107,148,290 shares of preferred stock, $0.001 par value per share, designated in series, as follows:

			Conversion		Equivalent Shares of
Preferred Stock	Shares Authorized	Shares Outstanding	Ratio		Common Stock

Series A	3,887,577	3,887,577	1.4424		5,607,441
Series B	4,786,444	4,786,444	2.0868		9,988,351
Series C	3,012,765	3,012,765	3.9444		11,883,550
Series D	73,627,442	73,627,442	1.0000		73,627,442
Series E	21,834,062	6,550,218	1.0000	(1)	6,550,218	(2)

Total	107,148,290	91,864,446			107,657,002

(1)	The initial conversion ratio for the Series E Preferred Stock is 1.0000 based on the original issuance price of $0.9160 divided by the conversion price of $0.9160, subject to adjustment for certain events, such as an initial public offering. In the event of an initial public offering with aggregate net proceeds of not less than $20 million or a reverse take-over of a company listed on an internationally recognized securities exchange immediately followed by a minimum $20 million equity financing, the conversion price will be an amount equal to the lesser of (A) a 20% discount to the common stock offering price, and (B) a per share price equal to $120 million divided by the total number of outstanding shares of common stock deemed to be outstanding immediately prior to the qualifying event.

(2)	The number of equivalent shares of common stock does not include dividends, which shall accrue on a cumulative annual basis on each share of Series E Preferred Stock at an annual rate of $0.09160 per share (10% of original issuance price) whether or not declared. If the Series E Preferred Stock has not been converted to common stock on or prior to the two-year anniversary date of issuance, the annual dividend rate shall increase to $0.11908 per share. Accumulated dividends are payable in the form of common stock upon conversion of the Series E Preferred Stock. If the Series E Preferred Stock has not converted on or before August 13, 2012, then, at the request of the shareholder, the shares can be redeemed for cash.

All outstanding shares of our preferred stock will be converted into           shares of our common stock effective immediately prior to the completion of this offering.

Immediately after completion of this offering, our authorized capital stock will consist of          shares of common stock, $     par value per share, and           shares of undesignated preferred stock, $      par value per share.

The following description of the material provisions of our capital stock and our charter and bylaws is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our charter and bylaws that will be in effect upon completion of the offering. You should refer to our charter and bylaws as in effect upon the closing of this offering, which will be included as exhibits to the registration statement of which this prospectus is a part.

Common stock

As of August 25, 2010, assuming conversion of all outstanding shares of preferred stock to          shares of common stock, which will occur immediately prior to the closing of this offering, there were           shares of our common stock outstanding which were held of record by approximately 250 stockholders.

Voting Rights. Holders of common stock are entitled to one vote per share on any matter to be voted upon by stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

Dividend Rights. For as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by our Board of Directors out of funds legally available for dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.

Liquidation Rights. Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors will be paid before any distribution to holders of our common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

Warrants. As of August 25, 2010, there were outstanding warrants to purchase an aggregate of 5,367,487 shares of our common stock at a price of $0.3992 per share. This consisted of a warrant held by the Jacobs Family Trust to purchase 3,100,753 shares, which will be subject to the lock-up agreements described under “Underwriting” and will be eligible for sale following the 180-day lock-up period, and warrants to purchase a total of 2,116,734 shares, which we expect to be exercised as of the closing. In January 2010, we entered into a consulting agreement with ASL pursuant to which we issued to ASL warrants to purchase 50,000 shares of our common stock, which we expect to be exercised upon the closing, and pursuant to which ASL can earn, upon achievement of certain performance milestones, additional warrants to purchase up to 750,000 shares of our common stock, which we refer to as “contingent warrants” in this prospectus. In August 2010, we determined that ASL successfully achieved certain milestones and, as such, we issued to ASL warrants to purchase 100,000 shares of our common stock, which we expect to be exercised upon the closing, thereby leaving contingent warrants to purchase 650,000 shares of our common stock available to ASL. All warrants are exercisable at a price of $0.3992 per share.

Undesignated preferred stock

Under our charter, which will be effective upon the completion of this offering, our Board of Directors has authority to issue undesignated preferred stock without stockholder approval. Our Board of Directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.

Anti-takeover matters

  Charter and Bylaw Provisions

Our charter and bylaws will, upon completion of this offering, include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

No written consent of stockholders. Our charter will provide that no action shall be taken by the stockholders except at an annual meeting of stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent in lieu of a meeting.

Special meetings of stockholders. Our charter will provide that only our Chairman, a majority of the members of our Board of Directors then in office, the Chief Executive Officer or the holders of not less than 5% of all shares entitled to cast votes at the meeting may call special meetings of stockholders. Our bylaws will limit the business that may be conducted at a meeting of stockholders to those matters properly brought before the meeting.

Amendment to charter. As required by the Delaware General Corporation Law, or DGCL, any amendment of our charter must first be approved by a majority of our Board of Directors and, if required by law or our charter, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, except that the amendment of certain provisions of our charter, including provisions relating to stockholder action, directors, limitation of liability, indemnification, amendment of our bylaws and amendment of our charter, must be approved by no less than a majority of the issued and outstanding shares of capital stock issued and outstanding and entitled to vote at the meeting, present in person or by proxy.

Amendment to bylaws. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the majority of the outstanding shares entitled to vote on the amendment; except that the amendment of certain provisions of our bylaws, including provisions relating to stockholder action, directors, limitation of liability and the amendment of our bylaws, must be approved by no less than 66 2/3% of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote at a meeting, present in person or by proxy.

Blank check preferred stock. Our charter will provide for           authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of us.

Size of Board and Vacancies. Our bylaws will provide that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the majority vote of the remaining directors in office. Any vacancies in our Board of Directors resulting from death, resignation, retirement or removal from office or other cause will be filled solely by the majority vote of our remaining directors in office, even if less than a quorum of directors is present.

Delaware general corporate law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Limitations of director liability and indemnification directors, officers, and employees

As permitted by the DGCL, provisions in our charter and bylaws that will be in effect at the closing of this offering will limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under applicable securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our bylaws will provide that:

•	we will indemnify our directors and officers and other persons serving at the request of our corporation to the fullest extent permitted by the DGCL, subject to limited exceptions, including an exception for indemnification in connection with a proceeding (or counterclaim) initiated by such persons; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our Board of Directors, certain officers and employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our executive officers and directors. These agreements provide that, subject to limited exceptions and among other things, we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which a right to indemnification is available.

We also intend to maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons who control Fallbrook Technologies, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Stock Exchange

Before the date of this prospectus, there has been no public market for our common stock. We intend to apply to have our common stock approved for listing on          , subject to notice of issuance, under the symbol “          .”

Transfer agent and registrar

The transfer agent and registrar for our common stock is          .

Shares Eligible for Future Sale

Upon the closing of this offering, we will have outstanding an aggregate of approximately           shares of common stock. Of these shares,           shares of common stock to be sold in this offering, or           shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701, each of which is discussed below. In addition, upon completion of this offering, we will have outstanding stock options held by employees and directors for the purchase of           shares of common stock.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act,           shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market as follows:

•	shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning after expiration of the lock-up period pursuant to Rule 144 or Rule 701.

We expect the remaining           shares to become eligible for future sale in the public market pursuant to Rule 144 at varying times after six months from the date of this prospectus.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate, has not been our affiliate for the previous three months, and who has beneficially owned shares of our common stock for at least six months may sell all such shares.

An affiliate or a person who has been our affiliate within the previous 90 days, and who has beneficially owned shares of our common stock for at least six months, may sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

All sales under Rule 144 are subject to the availability of current public information about us. Sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on, and complied with the requirements of Rule 701 will, subject to the lock-up period described above, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act covering up to           shares of common stock reserved for issuance under our 2004 Stock Plan and our 2010 Stock Plan. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or are otherwise subject to the lock-up agreements and manner of sale and notice requirements that apply to affiliates under Rule 144 described above.

Lock-up agreements

Our directors, executive officers and holders of more than 5% of our common stock are subject to lock-up agreements under which they have agreed, subject to certain exceptions, not to dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock, during the period from the date of this prospectus continuing through the date that is 180 days after the closing of this offering.

Warrants

At the closing of this offering, 3,100,753 shares of common stock issuable upon exercise of a warrant held by the Jacobs Family Trust will be subject to the lock-up agreements described under “Underwriting” and will be eligible for sale following the 180-day lock-up period. At the closing of the offering, there will be no other warrants outstanding. However, there are contingent warrants to purchase up to 650,000 shares of our common stock that may be granted upon achievement of certain performance milestones.

Registration Rights

Beginning 180 days following the consummation of this offering, and subject to the lock-up restrictions described above, the holders of           shares of common stock or their transferees will be entitled to various rights with respect to the registration of their shares under the Securities Act under the Registration Rights Agreement. Registration of these shares under the Securities Act would result in such shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of registration, except for shares purchased by affiliates. See “Certain Relationships and Related Party Transactions – Agreements with Stockholders.”

Material U.S. Federal Tax Considerations for Non-U.S. Holders

The following is a general discussion of the material U.S. federal income and estate tax consequences to Non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” is any beneficial owner of our common stock other than the following, as determined for U.S. federal income and estate tax purposes:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under section 7701(b)(3) of the Code;

•	a corporation (or an entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (i) a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person in effect.

This discussion is based on current provisions of the Code, Treasury Regulations promulgated under the Code, judicial opinions, published positions of the Internal Revenue Service, or IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax or estate tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, generally property held for investment.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING, AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

As described above under “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the recipient’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on sale or other disposition of common stock.”

In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount prescribed by an applicable income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS. In the case of a Non-U.S. Holder entitled to the benefits of the income tax treaty between the U.S. and Canada, the tax rate generally may be reduced to 15%.

Dividends that are effectively connected with such a U.S. trade or business (and where a tax treaty applies, are attributable to a U.S. permanent establishment of the recipient) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, with respect to effectively connected dividends (subject to adjustment).

Gain on sale or other disposition of common stock

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States;

•	the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and various other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock.

If the recipient is a non-United States holder described in the first bullet above, the recipient will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-United States holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If the recipient is an individual non-United States holder described in the second bullet above, the recipient will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if the Non-U.S. Holder actually or constructively held more than 5% of our common stock during the applicable period.

Information reporting and backup withholding

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments made to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a United States office of a broker (or, under certain circumstances, by or through a non-U.S. office of a broker) generally will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are filed with the IRS.

Estate tax

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets includible in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. The United States federal estate tax was automatically repealed effective January 1, for the estates of decedents dying in the year 2010. Accordingly, at present, there is no United States federal estate tax. However, Congress could pass a law reinstating the estate tax that has retroactive effect. In addition, unless Congress acts to make the current repeal permanent, the estate tax will be reinstated with respect to decedents who die after December 31, 2010. In view of the continuing uncertainty regarding the federal estate tax law, prospective investors are urged to consult their tax advisors regarding the U.S. federal estate tax considerations of acquiring, holding, and disposing of shares of common stock.

Underwriting

Subject to the terms and conditions contained in an underwriting agreement among us and the underwriters named below, such underwriters have agreed to purchase, and we have agreed to sell to them, the number of shares indicated below on the closing date:

Underwriter	Number of Shares

CIBC World Markets Inc.
Mackie Research Capital Corporation

Total

CIBC World Markets Inc. and Mackie Research Capital Corporation are the representatives of the underwriters. The underwriters are offering the common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the underwriters under the underwriting agreement are conditional and may be terminated at their discretion if there has been a material adverse change in the state of the financial markets and may also be terminated in other stated circumstances and upon the occurrence of other stated events that they deem to be material and adverse. The underwriters are, however, severally obligated to take up and pay for all of the shares that they have agreed to purchase if any shares are purchased under the underwriting agreement. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option. We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Commissions and Discounts

The underwriters’ representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of           per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of           per share to other dealers.

The following table shows the public offering price, underwriting discounts and commissions and proceeds to us before expenses. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock:

		Without	With
		Over-Allotment	Over-Allotment
	Per Share	Option	Option

Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

We estimate that our share of the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $      .

Over-allotment Option

The underwriters have been granted an over-allotment option, exercisable for a period of 30 days from the closing of the offering, to purchase up to a total of           additional shares from us (being 15% of the number of shares offered by us hereby) on the same terms as set out above solely to cover over-allotments, if any, and for market stabilization purposes.

Pricing of the Offering

Before this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations among us and the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included:

•	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue and cash flow;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Standstill Provisions

We and our directors, executive officers and holders of more than 5% of our common stock, have agreed with the underwriters, subject to certain exceptions, not to dispose of any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the closing of this offering, except with the prior written consent of CIBC World Markets Inc. and Mackie Research Capital Corporation.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters’ representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, (i.e., if they sell more shares than are listed on the cover of this prospectus), the underwriters’ representatives may reduce that short position by purchasing shares in the open market. The underwriters’ representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters’ representatives or lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Legal Matters

The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by DLA Piper LLP (US), San Diego, California. The underwriters have been represented by Torys LLP.

Experts

The consolidated financial statements as of December 31, 2009, and for the year then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

McGladrey & Pullen, LLP, independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2008, and for each of the two years in the two-year period ended December 31, 2008, as set forth in their report. We have included such consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on McGladrey & Pullen, LLP’s report, given their authority as experts in accounting and auditing.

Change in Accountants

We engaged Deloitte & Touche LLP (“Deloitte & Touche”) as our independent registered public accounting firm effective December 18, 2009. Concurrent with this appointment, we dismissed McGladrey & Pullen, LLP (“McGladrey & Pullen”), effective December 18, 2009, subject to completion of additional audit procedures on the 2007 and 2008 consolidated financial statements, which occurred through February 15, 2010, for the removal of a qualified opinion on the 2007 and 2008 audit reports and for the expansion of footnote disclosures in compliance with SEC Regulations, which resulted in the dual dating of their opinion. The decision to change our principal independent registered public accounting firm was approved by our audit committee.

The reports of McGladrey & Pullen on our consolidated financial statements for each of the fiscal years ended December 31, 2007 and 2008 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles, except for certain effects of accounting for share-based compensation, warrants and note discount. Since inception through December 31, 2008, we previously elected to value our common stock, options and warrants using a method not in accordance with GAAP. We had previously determined fair value as allowed by Internal Revenue Code Section 409A, using a probability-weighted expected return valuation method. With the assistance of an unrelated valuation specialist, we have since reassessed the fair value of our common stock in accordance with GAAP by determining the total enterprise value and then allocating a portion of that total enterprise value to the common stock. See Note 10 in the accompanying consolidated financial statements for further discussion of the methodology used to determine the fair value of the Company’s common stock.

During our fiscal years ended December 31, 2007 and 2008, and during the subsequent period through the date of McGladrey & Pullen’s dismissal, there were no disagreements between us and McGladrey & Pullen whether or not resolved, on any matter of accounting principles or practices, consolidated financial statements disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey & Pullen, would have caused McGladrey & Pullen to make reference in their reports on our audited consolidated financial statements except as originally described therein prior to restating our consolidated financial statements and as discussed in Note 16 to the consolidated financial statements included elsewhere in the registration statement. During the fiscal years ended December 31, 2007 and 2008, and during the subsequent period through the date of McGladrey & Pullen’s dismissal, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K (“Reportable Event”), except for the material weakness resulting from the methodology previously utilized to determine the fair value of the Company’s common stock.

During the two years ended December 31, 2008, and through the date of our retention of Deloitte & Touche as our independent registered public accounting firm on December 18, 2009, we did not consult with Deloitte & Touche on matters that involved the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our consolidated financial statements or any other matter that was either the subject of a disagreement or a Reportable Event.

We have provided McGladrey & Pullen with a copy of the above statements and have requested that it furnish a letter addressed to the SEC stating whether McGladrey & Pullen agrees with such statements. A copy of that letter is filed as an exhibit to the registration statement of which this prospectus forms a part.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the Securities and Exchange Commission. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the Securities and Exchange Commission at the public reference facilities of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov.

Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Fallbrook Technologies Inc.
San Diego, California

We have audited the accompanying consolidated balance sheet of Fallbrook Technologies Inc. and subsidiary (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fallbrook Technologies Inc. and subsidiary as of December 31, 2009, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Diego, California
March 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Fallbrook Technologies Inc.
San Diego, California

We have audited the accompanying consolidated balance sheet of Fallbrook Technologies Inc. and Subsidiary as of December 31, 2008 and the related consolidated statements of operations, equity and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, as restated, present fairly, in all material respects, the financial position of Fallbrook Technologies Inc. and Subsidiary as of December 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company retrospectively revised the presentation and disclosure in the accompanying financial statements for the change in the method of accounting for noncontrolling interests. As discussed in Note 12 to the consolidated financial statements, the accompanying financial statements have been retrospectively adjusted for the adoption of the guidance originally issued in Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (codified in FASB ASC Topic 740 Income Taxes), effective January 1, 2007.

As discussed in Note 16 to the consolidated financial statements, the consolidated financial statements have been restated for errors in the application of accounting principles.

/s/ McGladrey & Pullen, LLP

San Diego, California
June 29, 2009, except for Notes 2, 3, 10, 12, 15 and 16,
  as to which the date is February 15, 2010

FALLBROOK TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2008	2009
	(As restated,
	Note 16)
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$14,565	$9,213
Trade accounts receivable, net of allowance for doubtful accounts of $1 at December 31, 2008 and 2009	130	11
Accounts receivable, related party	101	–
Inventory	54	151
Investments	3,700	–
Deferred offering costs	–	636
Prepaid expenses and other current assets	154	389

Total current assets	18,704	10,400
Deferred contract costs	–	189
Equipment and leasehold improvements, net	4,118	465
Intangible assets, net	2,465	2,185
Inventory	–	260
Other assets	27	27

Total assets	$25,314	$13,526

LIABILITIES
Current liabilities:
Accounts payable	$502	$401
Accrued expenses	556	978
Capital lease obligation, current	9	–
Deferred revenue	65	164
Line of credit	2,000	2,000

Total current liabilities	3,132	3,543
Deferred rent	16	14
Deferred revenue	23	256

Total liabilities	3,171	3,813

Commitments and contingencies (Note 14)

EQUITY
Convertible preferred stock, aggregate liquidation preference of $52,502 and $56,502 at December 31, 2008 and 2009, respectively	48,566	52,456
Common stock, $0.001 par value; 125,000 and 140,000 shares authorized at December 31, 2008 and 2009, respectively; 11,655 and 11,661 issued and outstanding at December 31, 2008 and 2009, respectively	12	12
Additional paid-in capital	1,826	2,732
Accumulated deficit	(28,261)	(45,487)

Total equity	22,143	9,713

Total liabilities and equity	$25,314	$13,526

See notes to consolidated financial statements.

FALLBROOK TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2007	2008	2009
	(As restated, Note 16)
	(In thousands, except per share data)

Revenues:
Product sales	$–	$320		$467
License fees and royalties	295	914		12
Engineering services	327	998		53
Related party revenues	–	19		512
Other	92	32		–

Total revenues	714	2,283		1,044

Cost of revenues:
Cost of product sales	–	1,158		6,639
Cost of license fees and royalties	1,005	368		–
Cost of engineering services	822	488		37
Cost of related party revenues	–	11		584
Cost of other revenues	65	23		–

Total cost of revenues	1,892	2,048		7,260

Gross (loss) profit	(1,178)	235		(6,216)

Operating expenses:
Research and development	2,985	5,939		5,426
Selling, general and administrative	2,842	4,382		5,097

Total operating expenses	5,827	10,321		10,523

Operating loss	(7,005)	(10,086)		(16,739)

Other income (expense):
Interest and dividend income	447	127		87
Interest expense	–	(597)		(574)

Total other income (expense)	447	(470)		(487)

Net loss	(6,558)	(10,556)		(17,226)

Less: Net loss attributable to the noncontrolling interest (Note 13)	–	–		–

Net loss attributable to Fallbrook Technologies Inc.	(6,558)	(10,556)		(17,226)

Less: Discount related to beneficial conversion feature on Preferred Stock	–	(1,376)		–

Net loss attributable to Fallbrook Technologies Inc. common stockholders	$(6,558)	$(11,932)		$(17,226)

Net loss per share—basic and diluted	$(0.57)	$(1.04)		$(1.48)
Weighted average shares outstanding—basic and diluted	11,437	11,462		11,656
Pro forma net loss per share—basic and diluted (unaudited)			$
Pro forma weighted average shares outstanding—basic and diluted (unaudited)

See notes to consolidated financial statements.

FALLBROOK TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF EQUITY

					Additional
	Convertible Preferred Stock		Common Stock		Paid-in	Accumulated	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Equity
	(In thousands)

Balance, January 1, 2007 (as restated)	11,687	$24,721	11,423	$11	$1,115	$(13,506)	$–	$12,341
Increase in noncontrolling interest in consolidated subsidiary preferred stock	–	–	–	–	–	–	2,619	2,619
Exercise of stock options	–	–	26	–	2	–	–	2
Share-based compensation	–	–	–	–	293	–	–	293
Net loss	–	–	–	–	–	(6,558)	–	(6,558)

Balance, December 31, 2007 (as restated)	11,687	24,721	11,449	11	1,410	(20,064)	2,619	8,697
Increase in noncontrolling interest in consolidated subsidiary preferred stock	–	–	–	–	–	–	218	218
Increase in noncontrolling interest in consolidated subsidiary common stock	–	–	–	–	–	–	6	6
Issuance of Series D Preferred Stock, net	51,589	19,047	–	–	190	–	–	19,237
Issuance of Series D Preferred Stock through conversion of debt and accrued interest	12,018	4,798	–	–	–	–	–	4,798
Beneficial conversion charge on Preferred Stock	–	(1,376)	–	–	1,376	–	–	–
Accretion of beneficial conversion charge on Preferred Stock	–	1,376	–	–	(1,376)	–	–	–
Beneficial conversion feature on convertible note	–	–	–	–	49	–	–	49
Warrants exchanged for consolidated subsidiary preferred stock	–	–	–	–	–	212	–	212
Exercise of stock options	–	–	206	1	24	–	–	25
Share-based compensation	–	–	–	–	153	–	169	322
Spin-off of noncontrolling interest in consolidated subsidiary	–	–	–	–	–	3,012	(3,012)	–
Spin-off of net assets to noncontrolling interest in consolidated subsidiary	–	–	–	–	–	(865)	–	(865)
Net loss	–	–	–	–	–	(10,556)	–	(10,556)

Balance, December 31, 2008 (as restated)	75,294	48,566	11,655	12	1,826	(28,261)	–	22,143
Issuance of Series D Preferred Stock, net	10,020	3,890	–	–	4	–	–	3,894
Warrant issued for consulting agreement	–	–	–	–	1	–	–	1
Warrant issued for guarantee on line of credit	–	–	–	–	476	–	–	476
Exercise of stock options	–	–	6	–	3	–	–	3
Share-based compensation	–	–	–	–	422	–	–	422
Net loss	–	–	–	–	–	(17,226)	–	(17,226)

Balance, December 31, 2009	85,314	$52,456	11,661	$12	$2,732	$(45,487)	$–	$9,713

See notes to consolidated financial statements.

FALLBROOK TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2008	2009
	(As restated, Note 16)
	(In thousands)

Cash Flows From Operating Activities:
Net loss	$(6,558)	$(10,556)	$(17,226)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for bad debts	2	1	69
Provision for lower of cost or market write-downs and inventory obsolescence	–	3	1,309
Amortization of premiums and discounts on investments	69	–	–
Depreciation and amortization	324	1,028	1,234
(Gain) loss on asset disposals and impairments	–	(1)	3,483
Provision for warranty reserve	–	16	–
Share-based compensation	293	322	422
Noncash interest expense on debt and warrants	–	441	477
Net changes in assets and liabilities:
Trade accounts receivable	(338)	211	50
Accounts receivable, related party	–	(93)	101
Inventory	–	(57)	(1,666)
Prepaid expenses and other current assets	(39)	4	(235)
Deferred contract costs	–	–	(189)
Other assets	(11)	(3)	–
Accounts payable	49	426	(197)
Accrued expenses	47	283	(79)
Deferred revenue	288	(1,521)	331
Deferred rent	14	–	(2)

Net cash used in operating activities	(5,860)	(9,496)	(12,118)

Cash Flows From Investing Activities:
Purchases of equipment and leasehold improvements	(363)	(2,469)	(356)
Proceeds from the disposal of equipment	11	3	6
Purchases of intangible assets and costs incurred for patents	(441)	(1,505)	(396)
Restricted cash	1,197	–	–
Purchases of held-to-maturity investments	(8,596)	(3,525)	(8,080)
Proceeds from maturities of held-to-maturity investments	16,265	225	11,780

Net cash provided by (used in) investing activities	8,073	(7,271)	2,954

Cash Flows From Financing Activities:
Repayments of capital lease obligation	(9)	(9)	(9)
Borrowings of convertible debt	–	4,618	–
Repayments of notes payable	–	(1,952)	–
Borrowings on line of credit	–	2,000	–
Deferred offering costs	–	–	(76)
Proceeds from issuance of Series D Preferred Stock	–	20,594	4,000
Issuance costs from Series D Preferred Stock	–	(1,357)	(106)
Proceeds from exercise of common stock options	2	25	3
Proceeds from issuance of consolidated subsidiary preferred stock	2,619	568	–
Payment for redemption of consolidated subsidiary preferred stock	–	(350)	–
Issuance of consolidated subsidiary common stock	–	6	–
Spin-off of investment in consolidated subsidiary	–	(854)	–

Net cash provided by financing activities	2,612	23,289	3,812

Net change in cash and cash equivalents	4,825	6,522	(5,352)
Cash and Cash Equivalents:
Beginning	3,218	8,043	14,565

Ending	$8,043	$14,565	$9,213

(Continued)

	Year Ended December 31,
	2007	2008	2009
	(As restated, Note 16)
	(In thousands)

Supplemental Disclosure of Cash Flow Information:
Interest paid	$–	$154	$98

Supplemental Schedule of Noncash Investing and Financing Activities:
Series D Preferred Stock issuance costs paid via common stock warrant	$–	$190	$4

Conversion of notes payable to Series D Preferred Stock	$–	$4,618	$–

Conversion of accrued interest to Series D Preferred Stock	$–	$180	$–

Spin-off of investment in consolidated subsidiary	$–	$3,012	$–

Purchase of equipment through issuance of note payable	$–	$1,952	$–

Equipment purchases and patent costs in accounts payable and accrued expenses	$4	$–	$37

Deferred offering costs in accounts payable and accrued expenses	$–	$–	$560

Spin-off of investment in consolidated subsidiary:
Prepaid expenses and other current assets		$16
Equipment and leasehold improvements, net		114
Intangible assets, net		71
Accounts payable		(156)
Accrued expenses		(25)
Accounts payable, affiliate		(10)
Noncontrolling interest in consolidated subsidiary:
Consolidated subsidiary common stock options		(169)
Consolidated subsidiary common stock		(6)
Consolidated subsidiary preferred stock		(2,837)
Controlling interest in consolidated subsidiary — common and preferred stock		(10)

		(3,012)
Cash and cash equivalents		854

		$(2,158)

(Concluded)

See notes to consolidated financial statements.

FALLBROOK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—	DESCRIPTION OF BUSINESS

Fallbrook Technologies Inc. (the Company) was originally formed on December 11, 2000 as a California limited liability company (LLC) called Motion Systems Technologies, LLC. On April 13, 2004, the Company changed its name to Fallbrook Technologies Inc. and changed its legal structure from an LLC to a Delaware corporation. On January 3, 2007, the Company formed a wholly-owned subsidiary, Viryd Technologies Inc. (Viryd) (formerly known as Fallbrook Wind Technology Inc.), a Delaware corporation. Since its formation, Viryd raised private capital from external sources to support its operations, changing it to a subsidiary that is majority owned by the Company. On December 18, 2008, the Company completed a spin-off of its majority ownership of Viryd through a pro rata distribution of shares to the Company’s stockholders (Note 13). On October 5, 2009, the Company formed a wholly owned subsidiary, Fallbrook Technologies International Co., a Nevada corporation, for its international business operations. To date, this subsidiary remains dormant with operations expected to commence in 2010.

The Company has developed patented mechanical technology, sold under the NuVinci ® brand, which is designed to improve the overall performance and efficiency of mechanical systems that require variation between the input speed of a primary drive and the output speed required to operate the system or its accessory devices. The Company’s NuVinci technology is a new type of continuously variable transmission (CVT) that can be used in a wide variety of applications. The Company’s principal operations of selling the NuVinci CVT products through a contract manufacturing arrangement commenced in March 2008. The technology is currently being sold in the global market for bicycle transmissions (rear wheel hubs) and the Company is designing and developing applications for a selected set of other end markets, including automotive accessories (such as air conditioners, alternators, and superchargers), electric vehicles (primary transmissions), lawn care equipment (primary transmissions), and wind power systems (turbine drive trains).

NOTE 2—	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include the accounts of the Company and its subsidiary, Viryd, from January 3, 2007 (date of Viryd’s inception) through December 18, 2008 (date that the Company completed a spin-off of Viryd). All intercompany transactions from January 3, 2007 through December 18, 2008 have been eliminated. Due to significant continuing involvement (Note 13), the operations and cash flows of Viryd have not been reported as discontinued operations.

The Company has incurred net losses from operations since its inception and has accumulated a deficit. Management expects operating losses to continue through the foreseeable future until additional product lines are manufactured and commercialized. Management is pursuing an initial public offering (IPO) to fund projected future working capital requirements, future growth, and future operating losses. However, if the offering is not successful, management has plans to pursue a private placement of new securities which it believes will support ongoing operations until product sales related to the core technology are at a level that can fund operations. In addition, if the closing of the private equity round is delayed, the Company may curtail its development efforts to only focus on the development and commercialization of the bicycle and small wind turbine end markets. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s business, results of operations, and financial condition.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions in the Company’s consolidated financial statements include, but are not limited to, the allowance for doubtful accounts, inventory obsolescence and lower of cost or market determination, fair value of the Company’s share-based instruments, income tax valuation allowances for deferred tax assets, and the useful lives, carrying value, and recoverability of long-lived assets. Actual results could differ from those estimates.

Significant Concentrations

As of December 31, 2008, there were three customers that represented 51% of accounts receivable. No other single customer represented over 10% of accounts receivable at December 31, 2008 and 2009.

The Company maintains its cash and cash equivalents and short-term investments in bank deposit accounts, which, at times, may exceed Federal Deposit Insurance Corporation (FDIC) limits. Account balances exceeded FDIC limits by approximately $7,634,000 at December 31, 2009. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Trade Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts. Management determines the allowance for doubtful accounts based on a review of all outstanding amounts and any specific customer collection issues that have been identified. Accounts receivable balances are written-off against the allowance for doubtful accounts, when it is probable that a receivable will not be recovered. Recoveries of accounts receivable previously written-off are recorded when received. An account receivable is considered past due if any portion of the receivable balance is outstanding beyond normal terms for a customer. The Company does not charge interest on past due accounts. To date, losses on accounts receivable have been minimal in relation to the volume of sales.

Inventory

All items in inventory are finished goods and are stated at the lower of cost, determined on a first-in-first-out basis, or market. The Company regularly reviews inventory quantities on-hand and adjusts inventory values for excess and obsolete inventory based on overall inventory levels, the current and projected sales levels for such products, the projected markets for such products, and the overall projected demand for products once the next generation of products is scheduled for release. The inventory balance has been adjusted to net realizable value using management’s best estimates of future sales as of December 31, 2008 and 2009. The Company recognized a write-down of inventory from cost to market and for inventory obsolescence in cost of product sales in the consolidated statements of operations of $3,000 and $1,309,000 during the years ended December 31, 2008 and 2009, respectively.

Investments

The Company’s investments at December 31, 2008 consisted of certificates of deposit and auction rate securities, which were classified as short-term investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date.

Certificates of deposit classified as short-term investments are those with original maturities at the date of purchase in excess of three months, are maturing within twelve months, and are classified as short-term as they represent investments that are available for use in current operations. The auction rate securities are perpetual preferred securities that are typically re-auctioned every seven days. At December 31, 2008, Moody’s Investors Service’s ratings and Standard and Poor’s ratings of these securities was “AAA.”

The Company currently classifies all securities as held-to-maturity, as the Company has the positive intent and ability to hold such securities to maturity. These securities are reported at cost, which approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization. Interest on certificates of deposit is recognized in income as earned, and dividends on auction rate securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in other income (expense).

Investments classified as held-to-maturity are considered impaired when a decline in fair value is judged to be other-than-temporary. The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently, when economic or market concerns warrant such evaluation. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the magnitude and duration of the decline in fair value; the financial condition of the issuer of the security; and the Company’s intent and ability to hold the security to recovery. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in other income (expense) and a new cost basis in the investment is established. Management has determined no other-than-temporary declines in fair value exist as of December 31, 2008.

Fair Value of Financial Instruments

The fair value of the Company’s financial and non-financial assets and liabilities are determined in accordance with the fair value hierarchy established in ASC Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy of ASC Topic 820 requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 prices that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s financial assets and liabilities include cash equivalents, trade accounts receivable, investments, accounts payable, accrued expenses, and a revolving line of credit. These financial assets and liabilities are stated at cost, which approximate their fair values.

Deferred Offering Costs

The Company has capitalized certain direct and incremental external costs, consisting principally of legal, accounting, and other fees, associated with the proposed IPO. These costs are reflected as deferred offering costs in the consolidated balance sheets and will be charged against the gross proceeds of the offering upon completion of the IPO or expensed if a determination is made that the IPO will not occur or is significantly delayed.

Deferred Contract Costs

Deferred contract costs, including salary and other overhead costs, are costs related to activities performed under certain engineering service agreements for which the related revenue is also deferred. Deferred contract costs are recognized in the same period that the related revenues are recognized. Deferred contract costs have been classified as a noncurrent asset, since a portion of the related deferred revenues is classified as a noncurrent liability.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Depreciation of leasehold improvements is over the shorter of their economic useful lives or lease terms. Expenditures for repairs and maintenance are expensed as incurred. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized as additions to the related assets and depreciated over the remaining lives.

Intangible Assets

Intangible assets include certain costs related to patent applications and licensed technology rights. Patents are amortized on a straight-line basis over the estimated useful life of the patent, originally 15 to 20 years, and commences at the time the patent application is filed.

Evaluation of Long-Lived Assets

The Company assesses its long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. Management has determined that no impairment of long-lived assets exists for the year ended December 31, 2008.

During the year ended December 31, 2009, the Company recognized an impairment loss on manufacturing equipment and the trade secrets and manufacturing processes intangible asset of $1,537,000 and $490,000, respectively (Note 14).

Deferred Revenue

Amounts received from customers in excess of revenue earned are recognized as deferred revenue until the revenue recognition criteria are met. The Company defers engineering service revenues at the time of billing, and then recognizes the revenues as the Company renders the services over the contract life.

Revenue Recognition

Product Sales—The Company’s product sales primarily consist of NuVinci CVT’s. The Company recognizes revenue upon delivery of the product, provided that (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the fee is fixed or determinable; and (d) collectability is reasonably assured. The Company’s sales terms provide no right of return.

License Fees and Royalties—License fee revenue is recognized when the intellectual property is physically delivered, the license term commences, and there are no future performance obligations or requirements. When the Company is obligated to provide research and development during the license term, license fee revenue is deferred and recognized over the term of the contract or the remaining estimated period of continuing involvement, whichever is longer. Nonrefundable, lump sum license fees are recognized as revenues upon receipt when there is no future performance obligation and when the earnings process is culminated. Royalty revenue is recognized as licensees’ report royalties to the Company and payment is submitted concurrently with the report. The Company recognizes royalty revenues from licensed products when earned in accordance with the terms of the license agreements.

Engineering Services—The Company performs third party research and development activities, which are typically provided on a time and materials basis. Revenue for research and development is recorded as performance progresses under the applicable agreement. Revenues for engineering services derived from nonrefundable research and development payments are recognized when the milestone is reached, provided the payment associated with the milestone is commensurate with either the effort required to achieve the milestone or the enhancement of value of the delivered items as a result of achievement of the milestone. When the milestone payment relates to the remaining deliverables, revenues are deferred to the date milestones are considered to be substantive.

Related Party Revenues—Related party revenues include support services provided to Viryd, which are recognized monthly as services are provided (Note 13).

Other Revenue—The Company recognizes other revenue upon delivery of miscellaneous parts and raw materials to customers, similar to product sales.

Shipping and Handling Costs

Shipping and handling amounts billed to customers are recorded as product sales. Freight costs related to shipping goods to customers are included in cost of product sales.

Warranty Costs

Substantially all of the Company’s products are sold with a six-year warranty. Warranty reserve is included in accrued expenses in the consolidated balance sheets. The Company records a reserve for estimated warranty costs for all products under warranty. The Company assesses the adequacy of its recorded warranty reserve and adjusts the amounts as necessary throughout the year. The Company has not experienced any significant product warranty costs and the amount of warranty reserve is not significant at December 31, 2008 and 2009.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2007, 2008, and 2009 were $7,000, $281,000, and $69,000, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

Research and Development Costs

Research and development costs consist primarily of salaries and other personnel-related costs, bonuses, prototype costs, facility costs, and depreciation expense. The Company expenses all research and development costs as incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. Under ASC Topic 740, deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and the tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company adopted the provisions of ASC Subtopic 740-10-05-6 on accounting for uncertainty in income taxes on January 1, 2007. This guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. As such, the Company recognizes the financial statement benefit of a tax position only if it is more-likely-than-not to be sustained upon examination by taxing authorities. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has a policy of recognizing interest and penalties related to unrecognized tax benefits within income tax expense in the consolidated statements of operations and within current or noncurrent liability in the consolidated balance sheets.

Share-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of ASC Topic 718, Compensation—Stock-Compensation, under the prospective method, which requires the Company to recognize expense for all share-based compensation awards granted to employees after December 31, 2005. Compensation expense is determined based on the grant date fair value of share-based compensation awards and is recognized on a straight-line basis over the requisite service period of the award. Under the prospective method, ASC Topic 718 applies to new awards and to awards modified, repurchased, or canceled after December 31, 2005. The Company will continue to account for the share-based compensation awards granted before December 31, 2005 using the intrinsic value method and will recognize compensation expense on options that vest based on performance measures or if the fair value of the underlying common stock is greater than the exercise price of the stock option.

Stock options and warrants granted to nonemployees are accounted for using the fair value method. All transactions in which services are received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date at which a commitment for performance by the counterparty to earn the equity instruments is reached or the date at which the counterparty’s performance is complete.

Accounting Standards Updates

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, (codified in ASC Topic 810), as amended by Accounting Standard Update (ASU) 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification, which requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income. It also amends certain consolidation procedures for consistency with the requirements of ASC Topic 805, Business Combinations. The provisions also include expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. Although the Company no longer has a noncontrolling interest in Viryd, the Company adopted the retrospective presentation and disclosure requirements of this standard on January 1, 2009. As a result, the Company’s noncontrolling interest in Viryd, which was previously included in other non-current liabilities, was reclassified to noncontrolling interest in total equity for all periods presented.

In April 2008, the FASB issued FASB Staff Position (FSP) No. FAS 142-3, Determination of the Useful Life of Intangible Assets (codified in ASC Topic 350). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives and should be applied to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of FSP FAS 142-3 did not have a material effect on the consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, (codified in ASC Topic 855), as amended by ASU 2010-09, Amendments to Certain Recognition and Disclosure Requirements, which provides guidance on management’s assessment of subsequent events. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued or available to be issued. Management has evaluated all events or transactions that occurred after December 31, 2009 up through March 25, 2010, the date the consolidated financial statements were available to be issued.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. (FIN) 46(R), (codified in ASC Topic 810-10), as amended by ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends the consolidation guidance that applies to variable interest entities (VIE). The amendments will significantly affect the overall consolidation analysis under FIN 46 (revised December 2003), Consolidation of Variable Interest Entities, or FIN 46(R), to improve financial reporting by enterprises involved with VIE’s and to provide more relevant and reliable information to users of financial statements. SFAS No. 167 carries forward the scope of FIN 46(R), with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS No. 166, Accounting for Transfers of Financial Assets (ASC Topic 860). The principal objectives of these new disclosures are to provide financial statement users with an understanding of:

a)	The significant judgments and assumptions made by an enterprise in determining whether it must consolidate a VIE and/or disclose information about its involvement in a VIE;

b)	The nature of restrictions on a consolidated VIE’s assets and on the settlement of its liabilities reported by an enterprise in its statement of financial position, including the carrying amounts of such assets and liabilities;

c)	The nature of, and changes in, the risks associated with an enterprise’s involvement with the VIE; and

d)	How an enterprise’s involvement with the VIE affects the enterprise’s financial position, financial performance, and cash flows.

SFAS No. 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009 (the Company must adopt the standard as of January 1, 2010). Early adoption is prohibited. Based on the Company’s evaluation of ASC Topic 810, Consolidation, management does not believe the adoption of SFAS No. 167 will have a material impact on the consolidated financial statements.

In June 2009, ASU 2009-01, Topic 105—Generally Accepted Accounting Principles amendments based on Statement of Financial Accounting Standards No. 168—The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, (the Codification) was issued. This ASU amends the FASB ASC for the issuance of SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. The Codification is the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS No. 168, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification became nonauthoritative. SFAS No. 168 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Following SFAS No. 168, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. Adoption of the Codification did not impact our practice of preparing consolidated financial statements in conformity with GAAP.

In October 2009, ASU 2009-13, Multiple-Deliverable Revenue Arrangements, codified the consensus in Emerging Issues Task Force (EITF) Issue 08-1, which supersedes EITF Issue 00-21 (codified in ASC Topic

605-25). The ASU was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under Issue 00-21 and applies to all deliverables in contractual arrangements in all industries in which a vendor will perform multiple revenue-generating activities, except when some or all deliverables in a multiple-deliverable arrangement are within the scope of other, more specific sections of the Codification and other sections of ASC Topic 605 on revenue recognition. Specifically, the ASU addresses the unit of accounting for arrangements involving multiple deliverables. It also addresses how arrangement consideration should be allocated to the separate units of accounting, when applicable. However, guidance on determining when the criteria for revenue recognition are met and how an entity should recognize revenue for a given unit of accounting are located in other sections of the Codification (e.g., Staff Accounting Bulletin Topic 13). Although the ASU retains the criteria from Issue 00-21 for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under Issue 00-21 that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The final consensus is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this ASU (1) prospectively to new or materially modified arrangements after the Issue’s effective date or (2) retrospectively for all periods presented. The Company does not believe the adoption of ASU 2009-13 will have a material impact on the consolidated financial statements.

NOTE 3—	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing the reported earnings (loss) by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted earnings (loss) per share reflect the additional dilution from all potentially dilutive securities outstanding for the period. For purposes of this calculation, preferred stock is considered to be common stock equivalents on an if-converted basis and stock options and warrants are considered to be common stock equivalents using the treasury stock method and are only included in the calculation of diluted earnings (loss) per share when their effect is not antidilutive. There was no adjustment to net loss and weighted average common shares outstanding to compute basic and diluted earnings (loss) per share.

Potentially dilutive securities not included in the calculation of diluted earnings (loss) per share because to do so would be antidilutive are as follows (in common equivalent shares) (in thousands):

	December 31,
	2007	2008	2009

Weighted-average preferred stock, as converted	11,687	30,717	92,322
Weighted-average common stock options	3,110	3,568	12,251
Weighted-average common stock warrants	–	71	2,035

Pro Forma Earnings (Loss) Per Share (Unaudited)

The pro forma basic and diluted earnings (loss) per share is calculated by dividing the earnings (loss) by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares resulting from the exercise of           warrants prior to the closing of the IPO, which would otherwise terminate if not exercised, and the assumed conversion of the outstanding shares of convertible preferred stock into 101,107,000 shares of common stock (Note 8). The assumed conversion is calculated using the if-converted method, as if such conversion had occurred as of the beginning of the period presented or as of the original issuance date, if later, weighted for the period outstanding. Pro forma basic and diluted earnings (loss) per share has been computed to give effect to the exercise of these warrants prior to the closing of the IPO and the assumed conversion of convertible preferred stock into common stock upon the closing of the Company’s IPO on an if-converted basis for the year ended December 31, 2009 as follows (in thousands):

Year Ended
December 31,
2009

Pro Forma—Denominator (Unaudited):
Weighted-average common shares outstanding	11,656
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock	92,322
Pro forma adjustments to reflect assumed weighted-average effect of warrants exercised

Pro forma weighted-average shares used in computing pro forma basic and diluted earnings (loss) per common share

NOTE 4—	BALANCE SHEET DETAILS

Deferred Offering Costs

Deferred offering costs consist of the following as of December 31, 2009 (in thousands):

December 31,
2009

Legal fees	$519
Accounting	108
Other	9

$636

Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following as of December 31, 2008 and 2009 (in thousands):

	December 31,
	2008	2009

Machinery and equipment	$4,868	$990
Furniture and fixtures	72	78
Computer equipment	547	607
Leasehold improvements	209	209

	5,696	1,884
Less accumulated depreciation and amortization	(1,578)	(1,419)

	$4,118	$465

Depreciation and amortization expense, including depreciation on equipment acquired under a capital lease, for the years ended December 31, 2007, 2008, and 2009 was $260,000, $834,000, and $1,011,000, respectively.

During the third quarter of fiscal 2009, the Company recorded a $1,537,000 impairment loss on the write-down of machinery and equipment. On October 30, 2009, in connection with the early termination of the Manufacturing Supply Agreement, the Company agreed to transfer the machinery and equipment to the manufacturing partner. As a result, during the fourth quarter of fiscal 2009, the Company recorded an additional $1,455,000 loss on disposal of machinery and equipment for the remaining net book value (Note 14).

Accrued Expenses

Accrued expenses consist of the following as of December 31, 2008 and 2009 (in thousands):

	December 31,
	2008	2009

Accrued vacation	$226	$262
Deferred offering costs	–	476
Accounting and legal fees	121	109
Salaries and bonuses	108	–
Warranty reserve	16	16
Other	85	115

	$556	$978

NOTE 5—	INVESTMENTS

The following is a summary of the Company’s investment in held-to-maturity securities at cost as of December 31, 2008 (in thousands):

		Unrecognized
	Aggregate	Holding Gain	Net Carrying
	Fair Value	(Loss)	Amount

December 31, 2008:
Certificates of deposit	$3,525	$–	$3,525
Auction rate securities	175	–	175

	$3,700	$–	$3,700

Investments included in current assets on the accompanying consolidated balance sheets represent the amounts expected to mature during the next twelve months.

A summary of investment earnings recognized in income during the years ended December 31, 2007, 2008, and 2009 are as follows (in thousands):

	Year Ended December 31,
	2007	2008	2009

Held-to-maturity securities:
Interest earned	$38	$11	$81
Dividends	268	11	1

	$306	$22	$82

NOTE 6—	INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 2008 and 2009 (in thousands):

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

December 31, 2008:
Patents	$2,133	$(263)	$1,870
Trade secrets and manufacturing process	700	(105)	595

	$2,833	$(368)	$2,465

December 31, 2009:
Patents	$2,567	$(382)	$2,185

Amortization expense for the years ended December 31, 2007, 2008, and 2009 was $64,000, $194,000, and $223,000, respectively. As of December 31, 2009, estimated amortization expense for each of the next five years is as follows (in thousands), which could be affected by additions, dispositions, or impairments:

Year ended December 31:
2010	$135
2011	135
2012	135
2013	135
2014	135

During the third quarter of fiscal 2009, the Company recorded a $490,000 impairment loss on the write-off of the trade secrets and manufacturing process intangible assets, with an original cost of $700,000 and accumulated amortization of $210,000 (Note 14).

NOTE 7—	LINE OF CREDIT

Revolving Line of Credit

On March 31, 2007, the Company entered into a revolving line of credit with a bank in the amount of $2,000,000, with interest payable monthly at the bank’s prime rate. The agreement expired on March 31, 2008, but was amended effective April 1, 2008, increasing the amount available to $5,000,000. Up to $2,000,000 of the line of credit may be used to finance standby letters of credit, with maximum maturities of one year. The line of credit expired on April 1, 2009. The Company renewed the line of credit on June 1, 2009 under similar terms. The new line of credit expires on December 31, 2010. The outstanding principal balance bears interest at a rate of 1.0% per annum above the base rate, which is a fluctuating rate equal to the highest of the prime rate (5.0% at December 31, 2009), LIBOR plus 1.5%, or the Federal Funds Rate plus 1.5%; but in no case shall the interest rate be less than 5.0%. Of the $5,000,000 available under the line, there was a balance due in the amount of $2,000,000 at December 31, 2008 and 2009.

The line of credit provides for a quarterly unused commitment fee of 0.375% per annum on the average daily unused amount. Collateral for this line of credit consists of the personal guarantee of a stockholder and director of the Company and a security interest in certain assets of the Company (Note 9). The line of credit is subject to certain restrictive covenants requiring the Company to maintain a quarterly earnings before interest, taxes, depreciation, and amortization (EBITDA) loss not greater than $4.2 million for the quarter ending June 30, 2009, $3.5 million for the quarter ending September 30, 2009, $4.2 million for the quarter ending December 31, 2009 (excluding up to $3.5 million of loss on disposal of assets relating to change in manufacturers (Note 14)), $3.5 million for the quarter ending March 31, 2010, $3.3 million for the quarter ending June 30, 2010, $2.9 million for the quarter ending September 30, 2010, and $2.5 million for the quarter ending December 31, 2010. In addition, the line of credit contains various restrictions, including restrictions on the purchase of property and equipment, incurring new debt, and declaring or paying dividends without the bank’s prior written consent.

On December 31, 2009, the liquidity covenant, which previously required the Company to maintain aggregate cash and investments in excess of $15 million, was amended to maintain a liquidity ratio (defined as aggregate cash and cash equivalents and readily marketable securities divided by EBITDA loss and non-financed capital expenditures for the month then ended) of not less than 6 to 1.0. As of December 31, 2009, the Company was in compliance with all debt covenants.

On March 23, 2010, the revolving line of credit was amended to decrease the principal amount available from $5,000,000 to $3,000,000, fully collateralize the line of credit against assets held on account with the lender by a stockholder and director of the Company, remove the restrictive financial covenants, and decrease the interest rate to the base rate, which is a fluctuating rate equal to the highest of the prime rate, LIBOR plus 1.5%, or the Federal Funds Rate plus 1.5%.

Note Payable

On April 1, 2008, in connection with a Tangible Asset Purchase Agreement, dated February 15, 2008, as amended on March 18, 2008, the Company entered into a note payable in the amount of $1,952,000, with interest at a rate of 8% per annum, to purchase machinery and equipment (Note 14). The note was payable in 12 monthly installments of $179,000 beginning January 1, 2009, with all outstanding principal and accrued interest due on December 31, 2009. The Company paid the note in full in December 2008. In consideration of prepayment, the interest rate on the note was amended to 7% per annum.

NOTE 8—	CONVERTIBLE PREFERRED STOCK

The Company has four series of convertible preferred stock authorized, issued, and outstanding, Series A, B, C, and D. Each series is recorded net of issuance costs.

Series A Convertible Preferred Stock

In April 2004, in conjunction with the Company changing its legal structure from a LLC to a Delaware corporation, the Company converted 28,000 units of the LLC preferred Class A, 24,000 units of the LLC preferred Class B, and 1,499,000 units of the LLC preferred Class C to 2,881,000 shares of Series A Preferred Stock and 11,392,000 shares of common stock.

In April 2003, the Company issued $725,000 in notes that were convertible into LLC preferred Class B at a price of $1,000 per unit. The notes accrued interest at 8% per annum, were convertible at the option of the holder, and were due and payable five years after date of issuance if not converted. In June 2004, the notes were converted into 1,007,000 shares of Series A Preferred Stock at $0.71989 per share. Accrued interest on the notes totaled approximately $50,000, of which $46,000 was converted into 27,000 shares of Series B Preferred Stock at $1.717 per share.

Series B Convertible Preferred Stock

In April 2004, the Company executed a convertible bridge financing promissory note for $1,500,000 with an existing stockholder. The note bore interest at 8% per annum and was due and payable five years after the date of issuance of the note unless converted at the option of the stockholder prior to maturity. In August 2004, the note and accrued interest were converted into 873,000 shares of Series B Preferred Stock at $1.717 per share.

In 2004, the Company issued 3,876,000 shares of Series B Preferred Stock for cash in the amount of $6,655,000, recorded net of $19,000 in issuance costs.

In 2005, the Company issued 10,000 shares of Series B Preferred Stock for cash in the amount of $17,000.

Series C Convertible Preferred Stock

In 2005, the Company issued 1,583,000 shares of Series C Preferred Stock for cash in the amount of $8,457,000, at a price of $5.3415 per share, recorded net of issuance costs of $47,000.

In 2006, the Company issued 1,430,000 shares of Series C Preferred Stock for cash in the amount of $7,636,000, recorded net of issuance costs of $6,000.

Series D Convertible Preferred Stock

On December 18, 2008, the Company closed a private placement of new securities and issued 51,589,000 shares of Series D Preferred Stock, at a price of $0.3992 per share in exchange for proceeds of $20,594,000, recorded net of issuance costs of $1,547,000, which includes $190,000 for an equity-classified warrant to purchase common stock (Note 9).

Beginning in March 2008, the Company received proceeds from bridge loans in the amount of $4,618,000, and effective August 8, 2008, entered into a convertible note and warrant purchase agreement providing interest at an annual rate of 6% and detachable liability-classified warrants. The conversion terms of the note allowed the holder to convert the principal and accrued interest into shares of the next financing round at the effective share price of that round. The number of shares and their exercise price under the warrants were determined by a set of conditions, which included the timing of, and investors in, the next financing round. The number of shares provided under the various conditions ranged from no shares to shares equal in value to 20% of the original principal amount of the notes. The exercise price of shares provided under the various conditions was either the price of the next financing round or the issuance price of the Series B Preferred Stock. The fair value of the detachable warrants was determined by weighting the estimated probabilities of the various conditions at the date of the issuance. The value of the warrants at the date of issuance was calculated in each of the conditions using the Black-Scholes pricing methodology with the following assumptions: no dividend yield, expected volatility of 60%, risk-free interest rate of 3.51%, and a term of seven years. The warrants had a resulting fair value of $49,000, which was recorded as a discount on the debt. At the time of issuance of the convertible notes in August 2008, an associated beneficial conversion feature totaling $49,000 was recorded as a debt discount based on the intrinsic value of the notes recorded on the books (net of the discount associated with the value of the warrants) and the value of the stock into which the notes were convertible.

In connection with the private placement of new securities (Series D Preferred Stock) on December 18, 2008 and in accordance with the terms of the convertible unsecured promissory notes, principal and accrued interest of $4,798,000 on the notes were converted into 12,018,000 shares of Series D Preferred Stock, at a price of $0.3992 per share, and the detachable warrants were canceled in exchange for 672,000 shares of Viryd preferred stock. At the time the warrants were canceled through the exchange, the fair value of the detachable warrants was determined using the Black-Scholes pricing methodology with the following assumptions: no dividend yield, expected volatility of 60%, risk-free interest rate of 1.52%, and a term of 6.64 years, resulting in a fair value of $212,000. The Company accelerated the amortization of the debt discounts to interest expense so that all amounts were amortized upon conversion of the notes. Given the absence of an active market for the Viryd preferred stock, the Company estimated the fair value of the Viryd preferred stock with the assistance of an unrelated valuation specialist. The Company’s valuation was based on a methodology that first estimated the fair value of Viryd as a whole, or enterprise value, and then allocated a portion of the enterprise value to its preferred stock. The fair value of the Viryd preferred stock tendered in exchange approximated the fair value of the warrants with no gain or loss recognized on the exchange.

The December 18, 2008 private placement included the sale of 6,223,000 shares with aggregate proceeds of $2,484,000 to 10% or greater stockholders, directors, executive officers, and affiliates or immediate family members of 10% or greater stockholders, directors, and executive officers.

In November 2009, the Company amended and restated its certificate of incorporation to authorize the issuance of a total of 90,324,000 shares of preferred stock by increasing the shares authorized for Series D Preferred Stock from 63,607,000 to 78,637,000. The Company issued 10,020,000 additional shares of Series D Preferred Stock in exchange for proceeds of $4,000,000, recorded net of issuance costs of $110,000, which includes $4,000 for an equity-classified warrant to purchase common stock (Note 9). This private placement included the sale of 6,944,000 shares with aggregate proceeds of $2,772,000 to 10% or greater stockholders, directors, executive officers, and affiliates or immediate family members of 10% or greater stockholders, directors, and executive officers.

The Company’s convertible preferred stock and related information as of and for the years ended December 31, 2008 and 2009 are as follows (in thousands):

	December 31, 2008		December 31, 2009
	Shares	Amount	Shares	Amount

Series A, $0.001 par	3,888	$479	3,888	$479

Series B, $0.001 par	4,786	8,202	4,786	8,202

Series C, $0.001 par:
Balance — beginning of year	3,013	16,040	3,013	16,040
Beneficial conversion charge	–	(1,376)	–	–
Accretion of beneficial conversion charge	–	1,376	–	–

	3,013	16,040	3,013	16,040

Series D, $0.001 par:
Balance — beginning of year	–	–	63,607	23,845
Issuance, net	51,589	19,047	10,020	3,890
Issuance from conversion of debt and accrued interest	12,018	4,798	–	–

	63,607	23,845	73,627	27,735

Total convertible preferred stock	75,294	$48,566	85,314	$52,456

As of December 31, 2009, the Company is authorized to issue shares of convertible preferred stock, with a par value of $0.001 per share, as follows (in thousands, except per share data):

	Preferred Shares			Aggregate		Equivalent
		Issued and	Liquidation	Liquidation	Conversion	Shares of
Series	Authorized	Outstanding	Price	Preference	Price	Common Stock

A	3,888	3,888	$0.71989	$2,799	$0.49910	5,608
B	4,786	4,786	1.71700	8,218	0.82280	9,988
C	3,013	3,013	5.34150	16,093	1.35420	11,884
D	78,637	73,627	0.39920	29,392	0.39920	73,627

	90,324	85,314		$56,502		101,107

Conversion

Each share of Series A, B, and C Preferred Stock (collectively, Junior Preferred Stock) and each share of Series D Preferred Stock is immediately convertible at the holder’s option into shares of common stock based on the original issuance price divided by the conversion price. In connection with the issuance of Series D Preferred Stock on December 18, 2008, which had a lower per share price than the previous issuances, and in accordance with the Company’s articles of incorporation, the Company modified the conversion price for the Junior Preferred Stock. The modification of the conversion price resulted in an increase in the original number of equivalent shares of common stock convertible for each share of Junior Preferred Stock. The modified conversion price was greater than the estimated fair value of the common stock as of each series date of issuance except for the shares of Series C Preferred Stock. A beneficial conversion charge of $1,376,000 resulting from the intrinsic value of the adjusted conversion price was recorded on the Series C Preferred Stock incremental shares, since the modified conversion price of $1.3542 was less than the fair value of the common stock of $1.47 as of the issuance date of the Series C Preferred Stock financing rounds. The beneficial conversion was immediately accreted and affected the earnings available to common stockholders, increasing basic and diluted net loss per share for the year ended December 31, 2008 to $1.04.

Voting Rights

The holders of convertible preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. The holders of shares of convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

Holders of Series D Preferred Stock, in preference of the holders of Junior Preferred Stock or the common stock, are entitled to noncumulative dividends equal to 8% of the issuance price per share, payable in cash or in shares of Series D Preferred Stock, at the election of the holder, on a stockholder by stockholder basis, out of assets legally available, when declared by the board of directors, and at the discretion of the board of directors. To date, no dividends have been declared.

Liquidation Preference

In the event of liquidation, including a merger, acquisition or sale of assets where there is a change in control, the holders of Series D Preferred Stock are entitled to receive, prior to any distribution to any other stockholders, the original issue price of the Series D Preferred Stock plus any declared but unpaid dividends. After payment of the full liquidation preference to the holders of Series D Preferred Stock, the remaining assets of the Company legally available for distribution will be distributed ratably to the holders of the Series A, B, and C Preferred Stock, prior to any distribution to any holders of common stock, at the original issue price of the respective preferred stock series plus any declared but unpaid dividends (Junior Preferred Stock Preference). After full preferential amounts due to the holders of Series D Preferred Stock and holders of the Junior Preferred Stock have been paid, an amount equal to the Junior Preferred Stock Preference shall be distributed ratably among the holders of common stock (Common Preference). After full preferential amounts due to the holders of Series D Preferred Stock, holders of the Junior Preferred Stock, and holders of common stock have been paid, any remaining available assets of the Company shall be distributed ratably to the holders of Junior Preferred Stock equal to one-half of the Junior Preferred Stock Preference. After full preferential amounts due to the holders of Series D Preferred Stock, holders of the Junior Preferred Stock, and holders of common stock have been paid, any remaining assets of the Company shall be distributed ratably to the holders of common stock and Series D Preferred Stock, on an equal priority, in proportion to the number of shares of common stock then held by the holders of common stock and issuable upon conversion of the shares of Series D Preferred Stock then held by the holders of Series D Preferred Stock.

Redemption

The Series A, B, C, and D Preferred Stock are not redeemable.

NOTE 9—	COMMON STOCK

The Company is authorized to issue 140,000,000 shares of common stock, with a par value of $0.001 per share. The Company has 11,655,000 and 11,661,000 shares issued and outstanding at December 31, 2008 and 2009, respectively.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive noncumulative dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding. To date, no dividends have been declared.

The Company has 11,661,000 shares of common stock and 85,314,000 shares of preferred stock, which are convertible into 101,107,000 shares of common stock, outstanding at December 31, 2009. Of the total 112,768,000 shares of common stock, on an as-converted basis, 68,049,000 shares, or 60%, are owned by twelve persons who are directors or executive officers and 270,000 shares, or 0.2%, are owned by members of immediate families of directors and executive officers. Additionally, of the 68,049,000 shares, 53,884,000 shares are owned by beneficial owners of more than 10% of the voting interests of the Company. These beneficial owners, both of whom are directors, hold 27,206,000 shares, or 24.1%, and 26,678,000 shares, or 23.7%, respectively, on an as-converted basis. While none of these parties individually has control over the Company’s operating policies or business decisions, the beneficial owners could have substantial influence over the Company’s business and affairs, including the ability to influence elections of directors or any other actions that may require stockholder approval, such as amendments to charter documents and significant corporate transactions.

Common Stock Warrants

Transaction fees in connection with the December 18, 2008 round of Series D Preferred Stock financing (Note 8) include warrants to purchase 2,004,000 shares of common stock at a price of $0.3992 per share with a fair value of approximately $190,000. The warrants expire seven years from the date of issuance and are recorded as issuance costs and reflected as a reduction of the proceeds from the Series D Preferred Stock issuance and an increase in additional paid-in capital within the consolidated statements of equity. The warrants must be exercised prior to the closing of an IPO. The Company determined the fair value of the warrants based on the Black-Scholes pricing methodology using the following assumptions: fair value of the underlying common stock of $0.22, no dividend yield, expected volatility of 60%, risk-free interest rate of 3.51%, and a term of seven years. Although the terms of these warrants were mutually agreed upon by all parties on December 18, 2008, the warrants were not delivered until November 13, 2009, at which time they were delivered together with the warrants issued in connection with the November 2009 financing round.

During the year ended December 31, 2008, the Company’s board of directors authorized the issuance of a warrant to purchase shares of common stock to a director and stockholder of the Company in exchange for a personal guarantee of the Company’s line of credit (Note 7). As of December 31, 2008, a mutual understanding between the parties of the key terms and conditions of the share-based payment award had not been established. Accordingly, a grant date had not been determined and, as of December 31, 2008, a warrant had not been granted or recorded. In December 2009, the Company and the director and stockholder mutually agreed upon the key terms and conditions of the share-based payment award. As a result, the Company granted a warrant to purchase 3,101,000 shares of common stock at a price of $0.3992 per share, which expires December 2017. The Company valued the warrant at the measurement date using the Black-Scholes pricing methodology. The assumptions used in this model were as follows: fair value of the underlying common stock of $0.26, no dividend yield, expected volatility of 62%, risk-free interest rate of 3.49%, and a term of eight years, resulting in a fair value of the warrant of $476,000 at the date of issuance. The fair value of the warrant is classified as an equity instrument and was recognized as interest expense on the date of grant.

In connection with the November 2009 round of Series D Preferred Stock financing (Note 8), the Company issued warrants to purchase 113,000 shares of common stock at a price of $0.3992 per share related to the issuance costs. The Company valued the warrants at the issuance date, November 13, 2009, using the Black-Scholes pricing methodology. The fair value of the warrants was not significant. The fair value of the warrants classified as equity instruments was reflected as a reduction of the proceeds from the Series D Preferred Stock issuance. The warrants must be exercised prior to the closing of an IPO. These warrants were delivered together with the warrants granted in connection with the December 18, 2008 financing round.

In January 2010, the Company entered into a two year consulting agreement, which provides for warrants to purchase 50,000 shares of common stock and further provides for, upon reaching certain performance milestones, the issuance of contingent warrants to purchase up to an additional 750,000 shares of common stock at an exercise price of $0.3992 per share (Note 14).

A summary of the Company’s warrants to purchase common stock is as follows (in thousands, except per share data):

		Weighted-
	Common	Average
	Stock	Exercise
	Warrants	Price

Warrants outstanding—January 1, 2008	–	$–
Issued	2,004	0.3992
Exercised	–	–
Canceled	–	–

Warrants outstanding—December 31, 2008	2,004	0.3992
Issued	3,214	0.3992
Exercised	–	–
Canceled	–	–

Warrants outstanding—December 31, 2009	5,218	0.3992

NOTE 10—	STOCK OPTIONS AND SHARE-BASED COMPENSATION

In 2004, the board of directors approved the 2004 Stock Plan. The plan provides for the direct sale of shares of restricted stock and the granting of incentive stock options (ISOs) and nonstatutory stock options (NSOs). The total grants available under the plan, as amended, are 16,769,000 shares of common stock to employees, officers, consultants, and directors. The plan provides for options to be priced at not less than the fair market value of the shares of the Company’s common stock. Options granted by the Company vest at rates determined by the board of directors over three or four years. Options expire within a period of not more than 10 years from the date of grant. An option granted to a person who is a 10% or greater stockholder on the date of grant shall not be exercisable more than five years after the date it is granted. As of December 31, 2008 and 2009, 13,309,000 and 3,505,000, respectively, shares under the plan were available for future grant.

Share-based compensation expense is recognized based on the estimated portion of the awards that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. The Company estimates forfeitures based on its historical experience.

The fair value of each employee option granted during the years ended December 31, 2007 and 2009 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions (no options were granted to employees during the year ended December 31, 2008):

	Year Ended December 31,
	2007	2008	2009

Expected volatility	60%	N/A	56% - 63%
Expected dividends	None	N/A	None
Expected term (in years)	5.82	N/A	5.25 - 6.08
Risk-free interest rate	4.54%	N/A	2.02% - 2.77%

The fair value of each non-employee option granted during the years ended December 31, 2007 and 2009 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions (no options were granted to non-employees during the year ended December 31, 2008):

	Year Ended December 31,
	2007	2008	2009

Expected volatility	60%	N/A	59% - 63%
Expected dividends	None	N/A	None
Expected term (in years)	5.82	N/A	7.82 - 10.00
Risk-free interest rate	4.54%	N/A	3.07% - 3.80%

Expected Volatility—The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on observed comparable companies’ historical common equity volatility for the applicable time periods.

Expected Dividends—The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

Expected Term—The Company elected to utilize the “simplified” method to estimate the expected term of stock option grants because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Under this approach, the weighted average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Risk-free Interest Rate—The risk-free interest rate assumption was based on zero-coupon United States Treasury instruments that had terms consistent with the expected term of the stock option grants.

For purposes of estimating the fair value of the common stock for stock option grants, the Company reassessed the estimated fair value of the common stock on selected dates during the years ended December 31, 2007 through December 31, 2009, with the assistance of an unrelated valuation specialist. Prior to this reassessment, the Company concluded that stock options granted had exercise prices equal to the then estimated fair value of common stock at the date of grant. Subsequent to reassessment, the Company determined certain stock options granted during 2007 through 2009 had an exercise price different than the estimated fair value of the common stock at the date of grant. Given the absence of an active market for the common stock, the Company estimated the fair value of the common stock, with the assistance of an unrelated valuation specialist, by performing retrospective valuations for the valuation dates prior to fiscal year 2009 and contemporaneous valuations during 2009. The estimates of the fair value of the common stock were made as of the following dates:

Fair Value
Common Stock Valuation Date	Per Share

June 30, 2007	$0.67
December 31, 2007	0.47
December 31, 2008	0.22
August 31, 2009	0.11
December 8, 2009	0.26

The Company’s reassessment was based on a methodology that first estimated the fair value of the Company as a whole, or enterprise value, and then allocated a portion of the enterprise value to its common stock. This approach is consistent with the methods outlined in the American Institute of Certified Public Accountants (AICPA) Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized in the reassessment of fair value relied on the income approach and the market approach to estimate enterprise value. The market approach gave consideration to the total financing amount received, the implied enterprise value of the Company based on the convertible preferred stock transactions, pricing of comparable publicly traded companies, and market-based private company transactions. Pursuant to the guidance under ASC Topic 820, the inputs used in the market approach over the various valuation dates were Level 2 and Level 3 inputs. The income approach incorporated the expectations of future cash flows of the Company as of the valuation dates and market expectations for an estimated discount rate. The inputs used under the income approach were primarily Level 3 inputs with some Level 2 inputs related to the derivation of the estimated appropriate market participant discount rate. Once the enterprise value was established, the Company used a method consistent with the guidance in AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the value of the underlying common shares. Specifically, the Company used the Option Pricing Method to determine the fair value of the underlying common stock. The Company used these fair value estimates derived from its valuations to determine share-based compensation expense recorded in the consolidated financial statements.

The following table sets forth all stock options granted during the 12 months prior to December 31, 2009:

	Number of			Intrinsic
	Options	Exercise	Fair Value	Value
Grant Date	Granted	Price	Per Share	Per Share
	(In thousands)

February 8, 2009	6,927	$0.22	$0.22	$—
April 24, 2009	135	0.22	0.22	—
August 26, 2009	193	0.22	0.22	—
October 22, 2009	2,449	0.10	0.11	0.01
December 3, 2009	102	0.10	0.26	0.16
December 5, 2009	105	0.25	0.26	0.01

A summary of the Company’s stock option activity and related information is as follows:

		Weighted-Average
	Number		Remaining	Aggregate
	of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
	(In thousands)			(In thousands)

Outstanding at January 1, 2009	2,612	$0.49
Granted	9,911	0.19
Exercised	(6)	0.53
Forfeited	(107)	0.91

Outstanding at December 31, 2009	12,410	$0.25	8.55	$956

Exercisable at December 31, 2009	2,494	$0.42	5.42	$262

Vested and expected to vest at December 31, 2009	9,855	$0.25	8.40	$829

The fair value of the options, subject to ASC Topic 718, Compensation — Stock Compensation, vested was $233,000, $171,000, and $96,000 during the years ended December 31, 2007, 2008, and 2009, respectively. During the years ended December 31, 2007 and 2009, the weighted-average grant date fair value for options granted was $0.28 and $0.13, respectively, per share, while the total intrinsic value of options exercised during the years ended December 31, 2007, 2008, and 2009 was $12,000, $75,000, and $0, respectively.

Performance-Based Options

On May 3, 2004, the Company entered into an employment agreement with one of its executive officers. According to the terms of the agreement, the board of directors granted 1,462,000 options, under the 2004 Stock Plan, to purchase shares of common stock at a price of $0.072 per share, whereby 877,000 options vest over three years and 585,000 options vest upon the achievement of certain specified performance goals. The performance-based options, which are not reflected in the table above, have a contractual life of 10 years and a remaining contractual life of 4.3 years as of December 31, 2009. As of December 31, 2009, 439,000 of the performance-based options have vested with an aggregate intrinsic value of $82,000.

The value of the performance-based options is recognized using the intrinsic valuation method and is revalued each reporting period based on the current fair value of the underlying common stock. If such goals are not met, no compensation expense is recognized and any recognized compensation expense is reversed. The expected term for the performance-based options as of December 31, 2007, 2008, and 2009 is 5 years, 4 years, and 3 years, respectively. The Company recorded total share-based compensation (benefit) expense of ($12,000), ($7,000), and $8,000 for the years ended December 31, 2007, 2008, and 2009, respectively. As of December 31, 2008 and 2009, there was $9,000 and $10,000, respectively, of total unrecognized compensation cost related to nonvested share-based compensation on the performance-based options.

Viryd Stock Plan

In 2008, the Viryd 2008 Stock Plan was approved. The plan was included in the December 18, 2008 spin-off of Viryd (Note 13). The plan provides for the direct sale of shares of restricted stock or restricted stock bonus and the granting of options. The total grants available under the plan are 1,979,000 shares of common stock to employees, officers, consultants, and directors and includes ISOs and NSOs. The plan provides for options to be priced at not less than the fair market value of the shares of Viryd’s common stock at the date of grant. Rights to exercise ISOs and NSOs vest at rates determined by the board of directors over one to three years. Options expire within a period of not more than 10 years from the date of grant. An option granted to a person who is a 10% or greater Viryd stockholder on the date of grant shall not be exercisable more than five years after the date it is granted. There were 1,221,000 shares available for future grant under the plan as of December 18, 2008, the date of spin-off of the consolidated subsidiary.

The fair value of options granted during the year ended December 31, 2008 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected volatility of 70%, no dividends, expected term of 5.84 years, and risk-free interest rate of 2.98%.

The fair value of the options vested was $134,000 during the year ended December 31, 2008. The Company recognized $169,000 as share-based compensation expense during the year ended December 31, 2008. During the year ended December 31, 2008, the weighted-average grant date fair value for options granted was $0.32 per share, while the total intrinsic value of options exercised was $0.

Share-Based Compensation Expense

Total share-based compensation expense recognized in the statements of operations during the years ended December 31, 2007, 2008, and 2009 is as follows (in thousands):

	Year Ended December 31,
	2007	2008	2009

Cost of revenues	$46	$10	$39
Research and development	28	152	27
Selling, general and administrative	219	160	356

	$293	$322	$422

Included in the amounts above, the Company has recognized additional share-based compensation expense of $112,000, $25,000, and $0 during the years ended December 31, 2007, 2008, and 2009, respectively, for options granted during fiscal years 2004 and 2005, prior to adoption of ASC Topic 718 on January 1, 2006, equal to the difference between the exercise price and the fair market value of the underlying shares at the date of grant.

At December 31, 2009, there was approximately $910,000 of total unrecognized compensation costs related to outstanding non-vested options granted to employees, which is expected to be recognized over a weighted average period of 2.6 years.

Since the Company had a net operating loss carryforward as of December 31, 2007, 2008, and 2009, no excess tax benefits for the tax deductions related to stock-based awards were recognized in the statements of operations. Additionally, no incremental tax benefits were recognized from stock options exercised during the years ended December 31, 2007, 2008 and 2009 that would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities.

NOTE 11—	EMPLOYEE BENEFIT PLAN

The Company participates in The Administaff 401(k) Plan, which is a multi-employer 401(k) defined contribution plan (the Plan). The Plan is available to all eligible full-time employees over age 21 with six months of service. Employee contributions are voluntary and are determined on an individual basis with a maximum annual amount not to exceed the annual Internal Revenue Service contribution limitations. All participants are fully vested in their contributions. Employer contributions to the Plan are made at the discretion of management. There have been no employer contributions to the Plan for the years ended December 31, 2007, 2008, and 2009.

NOTE 12—	INCOME TAXES

For the years ended December 31, 2007, 2008, and 2009, the Company recorded no current income tax expense (benefit) due to the taxable losses for those periods.

A reconciliation of the Federal statutory tax rate of 34% to the Company’s effective tax rate at December 31, 2007, 2008, and 2009, is as follows:

	Year Ended December 31,
	2007	2008	2009

Income tax (benefit) at the U.S. statutory tax rate	(34.0)%	(34.0)%	(34.0)%
Change in valuation allowance	32.9	26.2	33.3
Spin-off of consolidated subsidiary	–	5.1	–
Other non-deductible expenses	1.1	2.7	0.7

	–%	–%	–%

Significant components of the Company’s deferred tax assets are shown below (in thousands). A valuation allowance has been established to offset the deferred tax assets, as realization of such assets has not met the more-likely-than-not threshold. If the Company’s judgment changes and it is determined that the Company will be able to realize these deferred tax assets, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at December 31, 2009 will be accounted for as a reduction of income tax expense.

	December 31,
	2008	2009

Current deferred tax assets:
Deferred revenue	$24	$58
Other	88	291

	112	349
Noncurrent deferred tax assets:
Net operating loss carryforward	9,277	14,586
Intangible assets	–	381
Deferred revenue	8	91
Research credits	–	87
Fixed assets	–	61
Other	284	117

	9,569	15,323

Gross deferred tax assets	9,681	15,672
Less valuation allowance	(9,585)	(15,672)

Total deferred tax assets	96	–

Current deferred tax liabilities:
Fixed assets	59	–
Accounts receivable, related party	37	–

Total deferred tax liabilities	96	–

Net deferred tax assets	$–	$–

The net operating loss carryforward for federal income tax purposes at December 31, 2008 and 2009 was approximately $25,707,000 and $40,825,000, respectively, and expires through 2029, and for state income tax purposes at December 31, 2008 and 2009 was approximately $14,850,000 and $18,363,000, respectively, and expires through 2019. The timing and manner in which the Company can utilize operating loss carryforwards and future tax deductions in any year is limited by provisions of the Internal Revenue Code Section 382 regarding changes in ownership of corporations. The Company believes an ownership change occurred in 2008 as a result of the Series D Preferred Stock financing round (Note 8) that will limit the timing of the Company’s use of its net operating loss carryforwards. However, the Company does not believe this limitation will cause its net operating loss carryforwards to expire unused. Such limitation has reduced the 2008 federal and state research and development tax credit carryforwards by $817,000. The research and development credit is approximately $573,000 as of December 31, 2009 and begins to expire in 2024.

The Company adopted the new accounting guidance related to accounting for uncertainty in income taxes on January 1, 2007, which prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The following table summarizes the Company’s liability for uncertain tax positions during the years ended December 31, 2007, 2008, and 2009 (in thousands):

Gross unrecognized tax benefits at January 1, 2007	$602
Increase in current year tax position	292

Gross unrecognized tax benefits at December 31, 2007	894
Decrease in prior year tax position	(435)
Increase in current year tax position	285

Gross unrecognized tax benefits at December 31, 2008	744
Increase in current year tax position	27

Gross unrecognized tax benefits at December 31, 2009	$771

The Company had approximately $894,000 of gross unrecognized tax benefits as of December 31, 2007 that were recorded as a reduction to deferred tax assets, which caused a corresponding reduction in the Company’s valuation allowance of $894,000. During the year ended December 31, 2008, the Company derecognized approximately $435,000 of the uncertain tax position due to an Internal Revenue Service Section 382 change in ownership resulting from the Series D Preferred Stock financing round (Note 8). The Company had approximately $771,000 of gross unrecognized tax benefits as of December 31, 2009 that were recorded as a reduction to deferred tax assets, which caused a corresponding reduction in the Company’s valuation allowance of $771,000.

The Company does not anticipate that the amount of unrecognized tax benefits as of December 31, 2009 will significantly increase or decrease within the next twelve months.

The Company has not recognized any accrued interest or penalties related to unrecognized tax benefits during the years ended December 31, 2007, 2008, and 2009.

The Company is subject to taxation in the United States and various state jurisdictions. The Company currently has no years under examination by the Internal Revenue Service or any state jurisdiction. Effectively, all of the Company’s historical tax years are subject to examination by the Internal Revenue Service and various state jurisdictions due to the generation of net operating loss carryforwards.

NOTE 13—	SPIN-OFF OF CONSOLIDATED SUBSIDIARY AND CONTINUING INVOLVEMENT

Spin-off of Consolidated Subsidiary

The Company’s ownership interest in its majority owned, consolidated subsidiary from January 3, 2007 (date of Viryd’s inception) to December 18, 2008 (date that the Company completed a spin-off of Viryd) changed as follows (in thousands):

	Year Ended December 31,
	2007	2008

Transfers from (to) the noncontrolling interest:
Increase in Fallbrook Technologies Inc.’s paid-in capital for sale of 2,623 and 568 shares during the years ended December 31, 2007 and 2008, respectively, of consolidated subsidiary preferred stock	$2,619	$568
Decrease in Fallbrook Technologies Inc.’s paid-in capital for redemption of 350 shares of consolidated subsidiary preferred stock	–	(350)
Increase in Fallbrook Technologies Inc.’s paid-in capital for sale of 129 shares of consolidated subsidiary common stock	–	6
Increase in Fallbrook Technologies Inc.’s paid-in capital for share-based compensation of consolidated subsidiary common stock	–	169
Spin-off of investment in consolidated subsidiary	–	(3,012)

Net transfers from (to) noncontrolling interest	$2,619	$(2,619)

The private placement of Series D Preferred Stock (Note 8) required the Company to spin-off its remaining investment in Viryd and, on December 18, 2008, the Company returned to Viryd 100,000 shares of Viryd common stock and made a pro rata distribution to the Company’s stockholders of the remaining 9,228,000 shares of Viryd preferred stock held by the Company. After the spin-off, the Company does not beneficially own any shares of Viryd common stock. The Company evaluated the spin-off of Viryd in accordance with ASC Topic 205-20, Discontinued Operations. The Company expected to recognize continuing direct cash flows from Viryd after the spin-off related to service agreements between the entities, as described below. The continuing cash inflows and associated cost of service are insignificant to the Company. However, the technology licensed from the Company is significant to the competitive advantage of Viryd. In addition, the service agreements and arrangements provide for support to Viryd from the Company’s executive officers and management for an extended period that, in substance, enables the Company to have significant continuing involvement in the operating and financial policies of Viryd. As such, the Company determined that it would not be appropriate to classify the spin-off of Viryd as a discontinued operation due to the significant continuing involvement of management, continuing cash flows and the reliance of Viryd on the Company’s intellectual property assets. The consolidated statements of operations include Viryd’s operations from January 3, 2007 (date of inception) to December 18, 2008, which includes expenses of $269,000 for the year ended December 31, 2007, and revenues and expenses of $4,000 and $1,739,000, respectively, for the year ended December 31, 2008.

The Company also considered whether Viryd, a development stage enterprise, should be consolidated as a VIE under FIN 46R, Consolidation of Variable Interest Entities (Codified in ASC Topic 810, Consolidation). In its qualitative analysis, the Company determined that Viryd is a VIE because it could potentially lack sufficient equity at risk to fund its development stage activities without additional subordinated financial support. In order to determine who is the primary beneficiary of the VIE, the Company performed a qualitative assessment by considering the variable interests it holds directly in Viryd, which includes the contractual licensing arrangement with Viryd where the Company would receive certain royalty payments if and when Viryd uses the Company’s licensed technology in their products once Viryd has reached commercialization and begins selling products in a future phase, as well as variable interests held by its related parties as its own interests. As certain related parties of the Company do have equity ownership interests in Viryd, the Company evaluated the related party group’s ownership interests in Viryd. The Company determined that the related party group held a variable interest related to the royalty arrangement with Viryd and also held a variable interest related to minority equity ownership by related parties. As such, the Company evaluated the related party group for determination of whether the group, as a whole, would be the primary beneficiary of the VIE.

The Company considered the risks and associated variability that Viryd was designed to create and pass along to its variable interest holders. Viryd was designed to create risks associated with the development and sale of their products, which includes the technological feasibility of their products. This risk was designed to be passed along to their equity holders. The Company has no direct equity ownership interest in Viryd; however, there is a minority equity ownership via related parties through common board members and Company employees of approximately 22%, as of December 31, 2009. In addition, the license arrangement with Viryd was not created with the intention to absorb the intended risks of Viryd (specifically as it pertains to Viryd’s current phase of development where no sales are being made and, thus, no royalties are being received by the Company). After considering these factors, the Company has concluded that neither the related party group nor the Company itself within the related party group would be the primary beneficiary of the VIE. As such, the Company has not consolidated the financial information of Viryd subsequent to its December 18, 2008 spin-off.

Support Services Agreement

On February 18, 2008, the Company entered into a Support Services Agreement with a three year term for engineering services and project management, intellectual property management, business development services, and accounting and management services, as well as the use of certain office space, and reimbursement of operating expenses paid by the Company on behalf of Viryd, a majority owned subsidiary from January 3, 2007 (date of inception) to December 18, 2008, and related party at December 31, 2008 and 2009.

On November 25, 2008, the Company entered into a seven year Master Agreement with Viryd. According to terms of the Master Agreement, the Support Services Agreement was amended to include support in fundraising, introduction to contacts, preparation of offering memoranda and presentations, assistance in raising capital, and negotiation of legal documents. In addition, the Master Agreement provides Viryd with access to the Company’s engineering facility. The Support Services Agreement terminates in February 2011, unless terminated earlier, as mutually agreed upon by both parties.

The Company recorded revenues for support services of $90,000, $429,000, and $407,000 during the years ended December 31, 2007, 2008, and 2009, respectively, of which $90,000, $410,000, and $0, respectively, has been eliminated as intercompany transactions. The Company received payments of $33,000, $431,000, and $444,000 for support services during the years ended December 31, 2007, 2008, and 2009, respectively. There was $37,000 and $0 due from Viryd under the Support Services Agreement at December 31, 2008 and 2009, respectively, of which $57,000 has been eliminated as an intercompany transaction as of December 31, 2007. In addition, the Company received payments from Viryd of $170,000, $98,000, and $17,000 for reimbursement of direct expenses during the years ended December 31, 2007, 2008, and 2009, respectively.

Patent Assignment Agreement

On February 20, 2008, in connection with the initial capitalization of Viryd, the Company entered into a Patent Assignment Agreement for certain wind technology with Viryd. According to the terms of the agreement, Viryd must pay a royalty equal to 3% of net revenues from the sale of product that includes patented technology and 12% of net licensing revenue from the patented technology until the expiration of the patents. There have been no royalties received or receivable under this agreement through December 31, 2008 and 2009.

License Agreement

On February 14, 2008, the Company entered into a License Agreement for certain transmission technology with Viryd. According to the terms of the agreement, the Company shall receive a license fee equal to the greater of 6% of revenues from the sale of a licensed transmission, or 2% of revenues from the sale of a system that includes a licensed transmission, and the greater of 6% of revenues from the leases that include licensed transmissions, or 25% of related gross profit.

The License Agreement was amended through the execution of the Master Agreement, dated November 25, 2008. According to the terms of the Master Agreement, the License Agreement is amended by defining a transmission product, drive-train product, and system product, and their respective sales prices, for purposes of applying license fees. The Master Agreement also extended the term of the License Agreement to November 25, 2015, with an option to extend the term an additional seven years with a renewal fee of $100,000. The Master Agreement amends the License Agreement, providing for the right to grant sublicenses through multiple tiers, at specified royalty rates, subject to certain terms and conditions. There have been no royalties received or receivable under the License Agreement, as amended by the Master Agreement through December 31, 2008 and 2009.

Engineering Service Agreement

On April 28, 2008, the Company entered into an Engineering Services Agreement with Viryd. The final phase of the agreement was completed in December 2008, with the delivery of a prototype.

The Engineering Services Agreement was amended through the execution of a seven-year Master Agreement, dated November 25, 2008, which may be extended an additional seven years after the initial term for a renewal fee. According to the terms of the Master Agreement, the Company shall provide, no later than May 25, 2010, preproduction engineering design drawings for a certain continuously variable transmission as it exists as of the date of the Master Agreement, or if Viryd provides an engineer to share the efforts through the expiration of the Master Agreement, the Company, at a cost not to exceed 135% of fully burdened costs, shall provide detail design part drawings for a solid model design by May 25, 2010.

The Company recorded revenue for engineering services of $339,000 for the year ended December 31, 2008, which has been eliminated as an intercompany transaction, and $88,000 for the year ended December 31, 2009. The Company received payments of $341,000 and $152,000 during the years ended December 31, 2008 and 2009, respectively. There was $64,000 and $0 due from Viryd under the Engineering Services Agreement at December 31, 2008 and 2009, respectively.

NOTE 14—	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leased certain equipment under a capital lease that expired in December 2009. The Company leases office space and a warehouse building under noncancelable operating lease agreements, which expire through March 2012. Certain operating leases contain predetermined fixed escalations of minimum rent during the term of the lease. Escalations are recognized in rent expense on a straight-line basis over the lease term. The difference between the amount charged to rent expense on a straight-line basis and the lease payments made is recorded to deferred rent. The leases generally provide for the lessee to pay taxes, maintenance, insurance, and certain operating costs of the leased property.

Future minimum payments under operating leases are as follows (in thousands):

Operating
Year Ended December 31,	Leases

2010	$308
2011	108
2012	23

Total minimum lease payments	$439

Rent expense was $224,000, $308,000, and $308,000 for the years ended December 31, 2007, 2008, and 2009, respectively.

Asset Purchase Agreement

On February 15, 2008, the Company entered into a Tangible Asset Purchase Agreement and an Intangible Asset Purchase Agreement with Aftermarket Technology Corp. (ATC) to purchase certain assets for cash in the aggregate amount of $2,700,000 plus a note in the amount of $1,952,000, with interest at rate of 8%, due in 12 equal installments of $179,000 beginning January 1, 2009, with all outstanding principal and accrued interest due December 31, 2009. The outstanding principal and accrued interest was paid in full in December 2008. According to the terms of the agreements, the Company acquired $3,952,000 in tangible manufacturing production line assets and $700,000 in associated intangible trade secrets and manufacturing processes. The acquisition was accounted for as a purchase of assets and did not constitute a business.

In addition, on February 15, 2008, a Development License Agreement dated May 13, 2005 and a Manufacturing License Agreement dated August 9, 2006 between the Company and ATC were terminated, and the Company recognized revenue for the remaining deferred revenue balance of $733,000 related to the $1,000,000 nonrefundable lump sum payment received upon entering into the Manufacturing License Agreement and previously recorded as deferred revenue.

Manufacturing Supply Agreements

MTD Products, Inc.

On March 12, 2008, the Company entered into a Manufacturing Supply Agreement with MTD Products, Inc. (MTD), an unrelated entity. The agreement would terminate on the earlier of an event of default or December 31, 2013. According to the terms of the agreement, the Company agreed to deliver the manufacturing production line acquired from ATC to MTD for the manufacture of transmissions incorporating the Company’s technology. The Company also agreed to purchase products at agreed upon prices that MTD agreed to exclusively manufacture, subject to estimated annual quantities and a production capacity of 440 units per business day during the first twelve months of the agreement. The agreement provided MTD a non-exclusive, worldwide, transferable license to make, use, have made, and sell product only to the Company utilizing the Company’s technology for the duration of the agreement. In the event of default by the Company, MTD could sell to anyone product utilizing the Company’s technology and provide the Company a royalty of 6% of all net sales of product sold by MTD.

During the third quarter of fiscal 2009, events and changes in circumstances associated with the manufacturing agreement with MTD led management to believe that the carrying amounts of certain tangible and intangible assets associated with the CVT production line being used by MTD may not be recoverable. Per the terms of the agreement with MTD, there would be four cost reduction phases. Each phase lasted 120 days, with the first phase commencing on the day production began, which was in September 2008. MTD had presented to the Company its cost reduction production plan and based on the plan, the Company expected that the N171 would be sold at a negative gross margin for approximately the first eight months of production, as MTD stabilized the supply base and manufacturing processes, and would not achieve positive gross margin until the third phase, which would have been by August 2009. Since the period production commenced in September 2008, the Company monitored MTD’s progress against the production plan. By the third quarter of 2009, MTD was still utilizing costly parts, and the long supply chain lead time was contributing to the costly manufacturing process. Accordingly, MTD was not able to achieve the cost reductions specified in the production schedule in the time frame anticipated. Unresolved negotiations about product cost and unstable production levels between the Company and MTD caused management to doubt whether the contractual relationship would continue and whether the carrying value of the tangible and intangible assets would be recovered before the end of their previously estimated useful life.

As a result, the Company performed an impairment analysis and determined that the undiscounted cash flows were less than the carrying value of the assets, which then required the Company to assess the fair value of the CVT machinery and equipment and related intangibles. The Company utilized the market approach to estimate fair value of the machinery and equipment. The market approach was applied by obtaining quoted market prices for selected similar assets (based on make, model, and serial number) and applying the results to the remaining value of the manufacturing assets. The fair value indicated by this approach resulted in an estimated impairment of $1,537,000 during the third quarter of fiscal 2009, which was recorded in cost of product sales. The Company determined that adjustments that were based on unobservable inputs in the market approach, as it relates to guidance under ASC Topic 820, were significant to the fair value measurement such that the overall fair value measurement is considered a Level 3 measurement.

The Company also determined that the associated trade secrets and manufacturing processes used by MTD, with a carrying value of $490,000 as of September 30, 2009, were obsolete due to the decision in the third quarter of fiscal 2009 to cease production of the product with which it was associated before the end of the intangible assets’ previously estimated useful life. As a result, the Company recognized an impairment loss of $490,000 on these intangible assets during the third quarter of fiscal 2009, which was recorded in cost of product sales.

On October 30, 2009, the Company terminated the Manufacturing Supply Agreement with MTD. As part of the termination agreement, the Company agreed to transfer the machinery and equipment to MTD. As a result, during the fourth quarter of fiscal 2009, the Company recorded an additional $1,455,000 loss on disposal of machinery and equipment for the remaining net book value.

Tri Star Group

On January 9, 2009, the Company entered into a Professional Services Agreement with Tri Star Group (Tri Star), an unrelated Shanghai China company, to explore the addition of a second manufacturing partner for future products using NuVinci technology. Tri Star agreed to provide information and consulting regarding manufacturing techniques for the Company’s future products on an as-requested basis. Additionally, Tri Star agreed to prepare a quote for manufacturing new products based on the volume estimates provided by the Company. The agreement provided that successful experiences in these preliminary projects would permit the Company to consider Tri Star, in good faith, for the manufacture and sale of future products under its intellectual property rights.

Effective January 30, 2010, the Company and Tri Star entered into a manufacturing supply agreement under which Tri Star will manufacture the next generation bicycle transmission on a contract basis and will participate with the Company in the sale of the next generation bicycle transmission in China. Tri Star will provide the manufacturing facility and general purpose equipment, Tri Star and the Company will share the cost of tooling, and the Company will bear the cost of dedicated special purpose equipment needed for assembly of the product. The Company has issued a blanket purchase order in the range of $8,000,000 to $12,000,000 for forecasted production requirements from May 2010 through August 2011. Regular orders against this blanket purchase order will be provided to Tri Star based on orders received and forecasted demand.

Professional Services Agreements with Related Parties

In September 2008, the Company entered into a professional services agreement, for a term of one year unless terminated earlier, with an entity affiliated with the Company’s vice president of operations. This agreement provides for payment of a fee plus approved expenses for marketing and communications strategy services. During the years ended December 31, 2008 and 2009, amounts paid to this affiliated entity were not significant.

In February 2009, the Company entered into a professional services agreement, for a term of one year unless terminated earlier, with an entity affiliated with a member of the Company’s board of directors. This agreement provides for payment of a fee plus approved expenses for product development and manufacturing consulting services. During the year ended December 31, 2009, the Company paid this affiliated entity $30,000, which was recognized as consulting expense within selling, general and administrative expenses in the consolidated statements of operations.

Consulting Agreement

In January 2010, the Company entered into a two year consulting agreement with Advanced Strategic Leadership Limited (ASL), an unrelated Shanghai company, under which ASL will provide consulting and market development services in exchange for a monthly fee of $10,000 per month, 2% of net sales procured by ASL each calendar quarter during the term of the agreement, warrants to purchase 50,000 shares of common stock, and, upon reaching certain performance milestones, contingent warrants to purchase up to 750,000 shares of common stock (Note 9). Under the consulting agreement, services and deliverables that ASL will provide include a China electric vehicle market analysis and future forecast; support for the establishment of an electric vehicle business; and support for building brand/product introduction.

NOTE 15—	SEGMENT INFORMATION

The Company operated in one reportable segment from inception through December 2006 and again after December 2008. From the date when Viryd was formed on January 3, 2007 through December 18, 2008, when the Company completed a spin-off of its majority ownership of Viryd, the Company had two operating segments: Wind Energy Application (Viryd) and Other Applications. The key financial drivers that the Company’s chief operating decision maker, the Chief Executive Officer, uses are revenues, operating loss, interest and dividend income, interest expense, depreciation and amortization expense, and expenditures for long-lived assets to track uses of cash by each segment to make operating decisions, allocate resources, and capital raising decisions within the segments. These segments were managed separately because each has separate and distinct customers requiring different marketing strategies and services. Transfers between the segments were established at intercompany selling prices. Each segment raises capital independently from one another.

Since January 2007, the Other Applications segment distributes products to customers throughout North America, Europe, Australia, and Asia. The reportable segments’ accounting policies are the same as those of the Company.

The following table presents operations by each reportable segment (in thousands):

	Year Ended December 31,
	2007	2008	2009

Revenues:
Other applications	$804	$3,027	$1,044
Wind energy application	–	4	–
Intercompany elimination	(90)	(748)	–

	$714	$2,283	$1,044

Inter-company revenues:
Other applications	$90	$748	$–
Wind energy application	–	–	–
Intercompany elimination	(90)	(748)	–

	$–	$–	$–

Operating loss:
Other applications	$(6,812)	$(8,913)	$(16,739)
Wind energy application	(283)	(1,921)	–
Intercompany elimination	90	748	–

	$(7,005)	$(10,086)	$(16,739)

Interest and dividend income:
Other applications	$433	$84	$87
Wind energy application	14	43	–

	$447	$127	$87

Interest expense:
Other applications	$–	$(571)	$(574)
Wind energy application	–	(26)	–

	$–	$(597)	$(574)

Depreciation and amortization:
Other applications	$324	$999	$1,234
Wind energy application	–	29	–

	$324	$1,028	$1,234

Assets, end of year:
Other applications	$8,365	$25,314	$13,526
Wind energy application	2,490	–	–

	$10,855	$25,314	$13,526

Net sales to third parties are attributed to continents based on customer location. Geographic information about revenues is summarized as follows (in thousands):

	Year Ended December 31,
	2007	2008	2009

Revenues:
North America	$681	$2,049	$849
Europe	33	206	180
Australia	–	15	3
Asia	–	13	12

	$714	$2,283	$1,044

During the years ended December 31, 2007, 2008, and 2009, revenues to external customers exceeded 10% of total revenues, as follows (in thousands, except percentage data):

	Year Ended December 31,
	2007	%	2008	%	2009	%

Revenues from external customers:
Customer A	$658	92%	$1,164	51%	$–	–
Customer B	–	–	330	14%	–	–
Customer C	–	–	254	11%	–	–
Customer D	–	–	–	–	115	11%
Customer E	–	–	–	–	108	10%
Customer F	–	–	–	–	102	10%
Related party revenues	–	–	19	1%	512	49%
All other customers	56	8%	516	23%	207	20%

	$714	100%	$2,283	100%	$1,044	100%

NOTE 16—	FINANCIAL STATEMENT RESTATEMENTS

Restatement of financial statements for 2007 and 2008

Since inception through December 31, 2008, the Company had previously elected to value its common stock, options, and warrants using a method not in accordance with GAAP. The Company had previously determined fair value as allowed by Internal Revenue Code Section 409A, using a probability-weighted expected return valuation method. With the assistance of an unrelated valuation specialist, the Company has since reassessed the fair value of the Company’s common stock in accordance with GAAP by determining the total enterprise value and then allocating a portion of that total enterprise value to the common stock. See Note 10 for further discussion of the methodology used to determine the fair value of the Company’s common stock.

The Company has restated the consolidated financial statements as of and for the years ended December 31, 2007 and 2008, to correct the recognition of share-based compensation expense, warrants, and debt discounts.

The net effects of the restatements on previously reported net loss for the years ended December 31, 2007 and 2008 by the nature of the adjustment are as follows (in thousands, except per share data):

	Year Ended December 31,
	2007		2008
		Basic and		Basic and
	Net	Diluted Loss	Net	Diluted Loss
	Loss	Per Share	Loss	Per Share

As previously reported	$(6,465)	$(0.57)	$(10,530)	$(0.92)
Share-based compensation expense	(93)	–	(244)	(0.02)
Interest expense on warrants, convertible debt, and beneficial conversion feature	–	–	218	0.02

As restated	$(6,558)	$(0.57)	$(10,556)	$(0.92)

Beneficial conversion charge on Preferred Stock	–	–	(1,376)	(0.12)

Net loss attributable to Fallbrook Technologies Inc. common stockholders, as restated	$(6,558)	$(0.57)	$(11,932)	$(1.04)

The net effects of the restatements on previously reported stockholder’s equity in the consolidated balance sheets as of December 31, 2007 and 2008 by the nature of the adjustment are as follows (in thousands):

	As Previously Reported		As Restated
	December 31,		December 31,
	2007	2008	2007	2008

Equity:
Convertible preferred stock	$24,721	$48,730	$24,721	$48,566
Common stock	11	12	11	12
Additional paid-in capital	518	621	1,410	1,826
Accumulated deficit	(19,172)	(27,220)	(20,064)	(28,261)

Total equity, before noncontrolling interest	$6,078	$22,143	$6,078	$22,143

The net effects of the restatements on previously reported balances in the consolidated statements of equity for the years ended December 31, 2007 and 2008 by the nature of the adjustment are as follows (in thousands):

	As Previously Reported		As Restated
	Year Ended December 31,		Year Ended December 31,
	2007	2008	2007	2008

Share-based compensation	$200	$78	$293	$153
Issuance of Series D Preferred Stock, net	–	19,212	–	19,237
Beneficial conversion charge on Preferred Stock	–	–	–	(1,376)
Accretion of beneficial conversion charge on Preferred Stock	–	–	–	1,376
Beneficial conversion feature for convertible note	–	–	–	49
Warrants exchanged for consolidated subsidiary preferred stock	–	479	–	212
Spin-off of noncontrolling interest in consolidated subsidiary	–	2,003	–	3,012
Spin-off of net assets to noncontrolling interest in consolidated subsidiary	–	–	–	(865)

Classification Corrections

In connection with the Company’s anticipated filing of its IPO, certain expenses as originally reported have been reclassified in the consolidated statements of operations to be consistent with the classifications adopted in 2009, with no net impact on the 2007 and 2008 reported net loss, stockholders’ equity, and cash flows. These reclassifications allocated certain research and development and selling, general and administrative expenses to cost of revenues expense categories. Revenues were disaggregated into more detailed revenue lines. Stock-based compensation expense and depreciation and amortization were allocated to cost of revenues, research and development, and selling, general and administrative expenses. The following is a summary of the impact of the reclassifications and restatements on the accompanying consolidated statements of operations (in thousands, except per share data):

	As Previously Reported		As Restated
	Year Ended December 31,		Year Ended December 31,
	2007	2008	2007	2008

Revenues:
Product sales	$–	$320	$–	$320
License and engineering service fees	595	1,931	–	–
License fees and royalties	–	–	295	914
Engineering services	–	–	327	998
Related party revenues	–	–	–	19
Other	119	32	92	32

Total revenues	714	2,283	714	2,283

Cost of revenues:
Cost of revenues	–	557	–	–
Cost of product sales	–	–	–	1,158
Cost of license fees and royalties	–	–	1,005	368
Cost of engineering services	–	–	822	488
Cost of related party revenues	–	–	–	11
Cost of other revenue	–	–	65	23

Total cost of revenues	–	557	1,892	2,048

Gross profit (loss)	714	1,726	(1,178)	235

Operating expenses:
Research and development	4,529	6,867	2,985	5,939
Selling, general and administrative	3,097	4,677	2,842	4,382

Total operating expenses	7,626	11,544	5,827	10,321

Operating loss	(6,912)	(9,818)	(7,005)	(10,086)

Other income (expense)	447	(712)	447	(470)

Net loss	$(6,465)	$(10,530)	$(6,558)	$(10,556)

Discount related to beneficial conversion charge on Preferred Stock	–	–	–	(1,376)

Net loss attributable to Fallbrook Technologies Inc. common stockholders	$(6,465)	$(10,530)	$(6,558)	$(11,932)

Net loss per share—basic and diluted	$(0.57)	$(0.92)	$(0.57)	$(1.04)
Weighted average number of shares used in per share calculation—basic and diluted	11,437	11,462	11,437	11,462

Additionally, certain balance sheet reclassifications within current assets have been made, including consolidating a nominal interest receivable amount into prepaid expenses and other current assets, as well as reclassing certain certificates of deposit out of cash and cash equivalents and into short-term investments based on their original maturity dates. Reclassifications between liability accounts have also been made to properly classify long-term liabilities, such as reclassing deferred rent and deferred revenue to long-term liabilities based on their long-term nature. The following is a summary of the impact of the reclassifications on the accompanying consolidated balance sheet:

	As Previously	As
	Reported	Restated
	December 31, 2008	December 31, 2008

Balance Sheet:
Cash and cash equivalents	$16,445	$14,565
Investments	1,820	3,700
Prepaid expenses and other current assets	154	154
Accrued expenses	572	556
Deferred revenue	88	65
Total current liabilities	3,171	3,132
Deferred rent	–	16
Deferred revenue	–	23

Reclassifications within the consolidated balance sheets resulted in certain reclassifications within the consolidated statements of cash flows, as follows:

	As Previously Reported		As Restated
	Year Ended December 31,		Year Ended December 31,
	2007	2008	2007	2008

Net cash used in operating activities	$(5,858)	$(9,428)	$(5,860)	$(9,496)

Net cash (used in) provided by investing activities	8,071	(5,426)	8,073	(7,271)

Net cash provided by financing activities	2,612	23,256	2,612	23,289

Net change in cash and cash equivalents	4,825	8,402	4,825	6,522
Cash and Cash Equivalents:
Beginning	3,218	8,043	3,218	8,043

Ending	$8,043	$16,445	$8,043	$14,565

FALLBROOK TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

			Pro Forma
	As of	As of	As of
	December 31,	June 30,	June 30,
	2009	2010	2010
			(See Note 2)
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$9,213	$1,542
Trade accounts receivable, net of allowance for doubtful accounts of $1 and $5 at December 31, 2009 and June 30, 2010, respectively	11	2
Accounts receivable, related party	–	24
Inventory	151	101
Deferred offering costs	636	3,820
Prepaid expenses and other current assets	389	368

Total current assets	10,400	5,857
Deferred contract costs	189	371
Equipment and leasehold improvements, net	465	666
Intangible assets, net	2,185	2,339
Inventory	260	–
Other assets	27	57

Total assets	$13,526	$9,290

LIABILITIES
Current liabilities:
Accounts payable	$401	$1,529
Accrued expenses	978	1,968
Deferred revenue	164	12
Line of credit	2,000	2,000

Total current liabilities	3,543	5,509
Deferred rent	14	16
Deferred revenue	256	494

Total liabilities	3,813	6,019

Commitments and contingencies (Note 9)

EQUITY
Convertible preferred stock, aggregate liquidation preference of $56,502 at December 31, 2009 and June 30, 2010	52,456	52,456	$–
Common stock, $0.001 par value; 140,000 shares authorized and 11,661 shares issued and outstanding at December 31, 2009 and June 30, 2010; 112,768 shares outstanding pro forma at June 30, 2010	12	12	113
Additional paid-in capital	2,732	3,018	55,373
Accumulated other comprehensive loss		(2)	(2)
Accumulated deficit	(45,487)	(52,213)	(52,213)

Total equity	9,713	3,271	$3,271

Total liabilities and equity	$13,526	$9,290

See notes to unaudited condensed consolidated financial statements.

FALLBROOK TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2009	2010
	(In thousands, except per share data)

Revenues:
Product sales	$327	$36
License fees and royalties	6	6
Engineering services	53	227
Related party revenues	286	191

Total revenues	672	460

Cost of revenues:
Cost of product sales	1,697	330
Cost of engineering services	37	97
Cost of related party revenues	395	94

Total cost of revenues	2,129	521

Gross loss	(1,457)	(61)

Operating expenses:
Research and development	2,656	3,046
Selling, general and administrative	2,332	3,568

Total operating expenses	4,988	6,614

Operating loss	(6,445)	(6,675)

Other income (expense):
Interest and dividend income	64	4
Interest expense	(49)	(44)
Transaction loss on foreign currency exchange	–	(11)

Total other income (expense)	15	(51)

Net loss	$(6,430)	$(6,726)

Net loss per share—basic and diluted	$(0.55)	$(0.58)
Weighted average shares outstanding—basic and diluted	11,654	11,661
Pro forma net loss per share—basic and diluted		$–
Pro forma weighted average shares outstanding—basic and diluted		–

See notes to unaudited condensed consolidated financial statements.

FALLBROOK TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2009	2010
	(In thousands)

Cash Flows From Operating Activities:
Net loss	$(6,430)	$(6,726)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for bad debts	2	4
Provision for lower of cost or market write-downs and inventory obsolescence	673	261
Depreciation and amortization	675	190
Share-based compensation	193	284
Transaction loss on foreign currency exchange	–	11
Net changes in assets and liabilities:
Trade accounts receivable	98	5
Accounts receivable, related party	45	(24)
Inventory	(1,052)	48
Prepaid expenses and other current assets	(292)	(30)
Deferred contract costs	–	(180)
Other assets	–	(30)
Accounts payable	(180)	4
Accrued expenses	(144)	135
Deferred revenue	(59)	86
Deferred rent	(1)	2

Net cash used in operating activities	(6,472)	(5,960)

Cash Flows From Investing Activities:
Purchases of equipment and leasehold improvements	(332)	(266)
Proceeds from sale of equipment	6	–
Purchases of intangible assets and costs incurred for patents	(102)	(39)
Purchases of held-to-maturity investments	(8,080)	–
Proceeds from maturities of held-to-maturity investments	1,957	–

Net cash used in investing activities	(6,551)	(305)

Cash Flows From Financing Activities:
Repayments of capital lease obligation	(5)	–
Deferred offering costs	–	(1,404)

Net cash used in financing activities	(5)	(1,404)

Effect of exchange rate changes on cash	–	(2)

Net change in cash and cash equivalents	(13,028)	(7,671)
Cash and Cash Equivalents:
Beginning	14,565	9,213

Ending	$1,537	$1,542

See notes to unaudited condensed consolidated financial statements.

FALLBROOK TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

NOTE 1—	DESCRIPTION OF BUSINESS

Fallbrook Technologies Inc. (the Company) has developed patented mechanical technology, sold under the NuVinci® brand, which is designed to improve the overall performance and efficiency of mechanical systems that require variation between the input speed of a primary drive and the output speed required to operate the system or its accessory devices. The Company’s NuVinci technology is a new type of continuously variable transmission (CVT) that can be used in a wide variety of applications. The Company’s principal operations of selling the NuVinci CVT products through a contract manufacturing arrangement commenced in March 2008. The technology is currently being sold in the global market for bicycle transmissions (rear wheel hubs) and the Company is designing and developing applications for a selected set of other end markets, including automotive accessories (such as air conditioners, alternators, and superchargers), electric vehicles (primary transmissions), lawn care equipment (primary transmissions), and wind power systems (turbine drive trains).

NOTE 2—	BASIS OF PRESENTATION

Condensed Consolidated Financial Statements

The condensed consolidated financial statements as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 are unaudited. In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the financial position and results of operations as of such date and for such periods. Results of interim periods are not necessarily indicative of the results to be expected for the entire fiscal year. Certain information in footnote disclosures normally included in annual financial statements has been condensed or omitted for the interim periods presented, in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements.

The Company has incurred net losses from operations since its inception and has accumulated a deficit. Management expects operating losses to continue through the foreseeable future until additional product lines are manufactured and commercialized. Management is pursuing an Initial Public Offering (IPO) to fund projected future working capital requirements, future growth, and future operating losses. However, if the offering is not successful, management has plans to pursue one or more private equity offerings, which the Company believes will support ongoing operations until product sales related to the core technology are at a level that can fund operations. The Company raised $6,000,000 in August 2010 from a private equity offering by issuing Series E Preferred Stock (Note 7) to existing and new, foreign investors, in an initial closing of the private equity round. The Company expects to raise additional capital as part of this private equity offering. If the subsequent closings of the private equity round are delayed, the Company may curtail its development efforts to only focus on the development and commercialization of the bicycle and small wind turbine end markets. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s business, results of operations, and financial condition.

Management has evaluated and disclosed subsequent events and transactions that occurred after June 30, 2010 up through August 27, 2010, the date the condensed consolidated financial statements were available to be issued.

Pro Forma Balance Sheet and Earnings (Loss) Per Share

The pro forma balance sheet data presented as of June 30, 2010 reflects the conversion of all outstanding shares of convertible preferred stock as of that date into 101,107,000 shares of common stock, which will occur immediately prior to closing of the proposed IPO, as if the conversion had occurred on June 30, 2010. The pro forma basic and diluted net loss per common share and the pro forma weighted-average number of shares for the six months ended June 30, 2010 have been computed to give effect to exercise of warrants prior to the closing of the IPO, which would otherwise terminate if not exercised, and the assumed conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance (weighted for the period outstanding).

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiary is the local currency. Accordingly, assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. Translation adjustments are recorded as a component of other comprehensive loss in equity in the consolidated balance sheets. Net gains or losses resulting from foreign currency exchange transactions are included as a component of other income (expense) in the consolidated statements of operations. Cash flows of the consolidated foreign subsidiary are translated to United States dollars using average exchange rates for the period. The Company reports the effect of exchange rate changes on cash balances held in foreign currencies as a separate item in the reconciliation of the changes in cash and cash equivalents during the period.

Accounting Standards Updates

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 167, Amendments to FASB Interpretation No. (FIN) 46(R), (codified in ASC Topic 810-10), as amended by ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends the consolidation guidance that applies to variable interest entities (VIE). The amendments significantly affect the overall consolidation analysis under FIN 46 (revised December 2003), Consolidation of Variable Interest Entities, or FIN 46(R), to improve financial reporting by enterprises involved with VIE’s and to provide more relevant and reliable information to users of financial statements. ASC Topic 810-10, as amended by ASU 2009-17, carries forward the scope of FIN 46(R), with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS No. 166, Accounting for Transfers of Financial Assets (ASC Topic 860). The principal objectives of these new disclosures are to provide financial statement users with an understanding of:

a)	The significant judgments and assumptions made by an enterprise in determining whether it must consolidate a VIE and/or disclose information about its involvement in a VIE;

b)	The nature of restrictions on a consolidated VIE’s assets and on the settlement of its liabilities reported by an enterprise in its statement of financial position, including the carrying amounts of such assets and liabilities;

c)	The nature of, and changes in, the risks associated with an enterprise’s involvement with the VIE; and

d)	How an enterprise’s involvement with the VIE affects the enterprise’s financial position, financial performance, and cash flows.

The Company adopted the new accounting literature specified in ASC Topic 810, Consolidation, on January 1, 2010. The adoption of this new literature did not have a material effect on the consolidated financial statements.

In April 2010, the FASB issued ASU 2010-17, Milestone Method of Revenue Recognition, which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of the ASU is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all the necessary criteria to be considered substantive. However, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The ASU is effective for fiscal years (and interim periods within those fiscal years) beginning on or after June 15, 2010. The Company will apply this guidance prospectively to milestones achieved after adoption on January 1, 2011 for research or development arrangements involving deliverables or units of accounting in which the Company satisfies its performance obligations over time and all or a portion of the arrangement consideration is contingent upon the achievement of a milestone. The Company does not believe the adoption of ASU 2010-17 will have a material impact on the consolidated financial statements.

NOTE 3—	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing the reported earnings (loss) by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted earnings (loss) per share reflect the additional dilution from all potentially dilutive securities outstanding for the period. For purposes of this calculation, preferred stock is considered to be common stock equivalents on an if-converted basis and stock options and warrants are considered to be common stock equivalents using the treasury stock method and are only included in the calculation of diluted earnings (loss) per share when their effect is not antidilutive. There was no adjustment to net loss and weighted average common shares outstanding to compute basic and diluted earnings (loss) per share.

Potentially dilutive securities not included in the calculation of diluted earnings (loss) per share because to do so would be antidilutive are as follows (in common equivalent shares) (in thousands):

	Six Months Ended June 30,
	2009	2010

Weighted-average preferred stock, as converted	91,087	101,107
Weighted-average common stock options	8,611	12,980
Weighted-average common stock warrants	2,004	5,244

Pro Forma Earnings (Loss) Per Share

The pro forma basic and diluted earnings (loss) per share is calculated by dividing the earnings (loss) by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares resulting from the exercise of           warrants prior to the closing of the IPO, which would otherwise terminate if not exercised, and the assumed conversion of the outstanding shares of convertible preferred stock. The assumed conversion is calculated using the if-converted method, as if such conversion had occurred as of the beginning of the period presented or as of the original issuance date, if later. Pro forma basic and diluted earnings (loss) per share has been computed to give effect to the exercise of these warrants prior to the closing of the IPO and the assumed conversion of convertible preferred stock into common stock upon the closing of the IPO on an if-converted basis for the six months ended June 30, 2010 as follows (in thousands):

Six Months
Ended
June 30,
2010

Pro Forma—Denominator:
Weighted-average common shares outstanding	11,661
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock	101,107
Pro forma adjustments to reflect assumed weighted-average effect of warrants

Pro forma weighted-average shares used in computing pro forma basic and diluted earnings (loss) per common share

NOTE 4—	BALANCE SHEET DETAILS

Deferred Offering Costs

Deferred offering costs consist of the following as of December 31, 2009 and June 30, 2010 (in thousands):

	December 31,	June 30,
	2009	2010

Legal fees	$519	$1,641
Underwriting fees	–	929
Accounting fees	108	950
Printer and filing fees	–	265
Other	9	35

	$636	$3,820

Accrued Expenses

Accrued expenses consist of the following as of December 31, 2009 and June 30, 2010 (in thousands):

	December 31,	June 30,
	2009	2010

Deferred offering costs	$476	$1,280
Accrued vacation	262	321
Consultants	43	94
Accounting and legal fees	109	83
Accrued compensation	–	66
Warranty reserve	16	15
Other	72	109

	$978	$1,968

NOTE 5—	INTANGIBLE ASSETS

Intangible assets consist of the following as of December 31, 2009 and June 30, 2010 (in thousands):

	December 31,	June 30,
	2009	2010

Patents:
Gross carrying amount	$2,567	$2,789
Accumulated amortization	(382)	(450)

Net carrying amount	$2,185	$2,339

Amortization expense for the six months ended June 30, 2009 and 2010 was $127,000, and $68,000, respectively. As of June 30, 2010, estimated amortization expense for the remainder of fiscal year 2010 and each of the subsequent years is as follows (in thousands), which could be affected by additions, dispositions, or impairments:

Year ending December 31:
2010 (remainder of the fiscal year)	$73
2011	146
2012	146
2013	146
2014	146
2015	146

NOTE 6—	LINE OF CREDIT

On March 23, 2010, the revolving line of credit was amended to decrease the principal amount available from $5,000,000 to $3,000,000, fully collateralize the line of credit against assets held on account with the lender by a stockholder and director of the Company, remove restrictive financial covenants, and decrease the interest rate to the base rate, which is a fluctuating rate equal to the highest of the prime rate, LIBOR plus 1.5%, or the Federal Funds Rate plus 1.5%. The highest rate was 3.25% under the prime rate as of June 30, 2010. Up to $2,000,000 of the line of credit may be used to finance standby letters of credit, with maximum maturities of one year. The line of credit expires on December 31, 2010. The line of credit provides for a quarterly unused commitment fee of 0.375% per annum on the average daily unused amount. Outstanding borrowings under the line of credit were $2,000,000 at December 31, 2009 and June 30, 2010. On August 2, 2010, an additional $500,000 was borrowed against the line of credit to fund working capital requirements.

NOTE 7—	CONVERTIBLE PREFERRED STOCK

As of June 30, 2010, the Company is authorized to issue shares of convertible preferred stock, with a par value of $0.001 per share, as follows (in thousands, except per share data):

	Preferred Shares			Aggregate		Equivalent
		Issued and	Liquidation	Liquidation	Conversion	Shares of
Series	Authorized	Outstanding	Price	Preference	Price	Common Stock

A	3,888	3,888	$0.71989	$2,799	$0.49910	5,608
B	4,786	4,786	1.71700	8,218	0.82280	9,988
C	3,013	3,013	5.34150	16,093	1.35420	11,884
D	78,637	73,627	0.39920	29,392	0.39920	73,627

	90,324	85,314		$56,502		101,107

NOTE 8—	STOCK OPTIONS AND SHARE-BASED COMPENSATION

In 2004, the board of directors approved the 2004 Stock Plan. The plan provides for the direct sale of shares of restricted stock and the granting of incentive stock options and nonstatutory stock options. The total grants available under the plan, as amended, are 16,769,000 shares of common stock to employees, officers, consultants, and directors. As of December 31, 2009 and June 30, 2010, 3,505,000 and 3,528,000, respectively, shares under the plan were available for future grant.

A summary of the Company’s stock option information is as follows:

		Weighted-Average
	Number		Remaining	Aggregate
	of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
	(In thousands)			(In thousands)

As of December 31, 2009:
Outstanding	12,410	$0.25	8.55	$956
Exercisable	2,494	$0.42	5.42	$262
Vested and expected to vest	9,855	$0.25	8.40	$829
As of June 30, 2010:
Outstanding	12,387	$0.25	8.06	$954
Exercisable	5,783	$0.33	7.10	$389
Vested and expected to vest	11,529	$0.26	7.98	$856

During the six months ended June 30, 2010, no options were granted or exercised and 23,000 options were forfeited. At June 30, 2010, there was approximately $691,000 of total unrecognized compensation cost related to outstanding non-vested options granted to employees, which is expected to be recognized over a weighted average period of 2.19 years.

Performance-Based Options

On May 3, 2004, the Company entered into an employment agreement with one of its executive officers. According to the terms of the agreement, the board of directors granted 1,462,000 options, under the 2004 Stock Plan, to purchase shares of common stock at a price of $0.072 per share, whereby 877,000 options vest over three years and 585,000 options vest upon the achievement of certain specified performance goals. The performance-based options, which are not reflected in the table above, have a contractual life of 10 years and a remaining contractual life of 3.8 years as of June 30, 2010. As of December 31, 2009 and June 30, 2010, 439,000 of the performance-based options have vested with an aggregate intrinsic value of $82,000.

The value of the performance-based options is recognized using the intrinsic valuation method and is revalued each reporting period based on the current fair value of the underlying common stock. If such goals are not met, no compensation expense is recognized and any recognized compensation expense is reversed. The expected term for the performance-based options as of December 31, 2009 and June 30, 2010 is 3 years and 2.5 years, respectively. As of June 30, 2010, there was $7,000 of total unrecognized compensation cost related to nonvested share-based compensation on the performance-based options.

NOTE 9—	COMMITMENTS AND CONTINGENCIES

Support Services Agreement with Related Party

On February 18, 2008, the Company entered into a Support Services Agreement with a three year term for engineering services and project management, intellectual property management, business development services, and accounting and management services, as well as the use of certain office space, and reimbursement of operating expenses paid by the Company on behalf of Viryd Technologies Inc. (Viryd), a majority owned subsidiary from January 3, 2007 (date of inception) to December 18, 2008 (date that the Company completed a spin-off of Viryd), and related party through common board members at December 31, 2009 and June 30, 2010.

On November 25, 2008, the Company entered into a seven year Master Agreement with Viryd. According to the terms of the Master Agreement, the Support Services Agreement was amended to include support in fundraising, introduction to contacts, preparation of offering memoranda and presentations, assistance in raising capital, and negotiation of legal documents. In addition, the Master Agreement provides Viryd with access to the Company’s engineering facility. The Support Services Agreement terminates in February 2011, unless terminated earlier, as mutually agreed upon by both parties.

The Company recorded related party revenue for support services of $264,000 and $113,000 during the six months ended June 30, 2009 and 2010, respectively. The Company received payments of $107,000 and $98,000 for support services during the six months ended June 30, 2009 and 2010, respectively. There was $0 and $7,000 due from Viryd under the Support Services Agreement at December 31, 2009 and June 30, 2010, respectively. In addition, the Company received payments from Viryd of $2,000 and $1,000 for reimbursement of direct expenses during the six months ended June 30, 2009 and 2010, respectively.

Engineering Services Agreement with Related Party

On April 28, 2008, the Company entered into an Engineering Services Agreement with Viryd, a related party at December 31, 2009 and June 30, 2010. The final phase of the agreement was completed in December 2008, with the delivery of a prototype. On November 25, 2008, the Engineering Services Agreement was amended through the execution of the Master Agreement, requiring the Company to provide preproduction engineering design drawings for a certain continuously variable transmission as it existed as of the date of the Master Agreement and detail design part drawings for a solid model design, which obligations have been satisfied.

The Company recorded related party revenue for engineering services of $20,000 and $74,000 during the six months ended June 30, 2009 and 2010, respectively, as well as $3,000 in product sales during the six months ended June 30, 2010. The Company received payments of $143,000 and $57,000 for engineering services and $0 and $3,000 for product sales during the six months ended June 30, 2009 and 2010, respectively. There was

$0 and $17,000 due from Viryd under the Engineering Services Agreement at December 31, 2009 and June 30, 2010, respectively.

The Company adopted the new accounting literature specified in ASC Topic 810-10, as amended by ASU 2009-17, on January 1, 2010 (Note 2). In conjunction with the aforementioned agreements with Viryd, the Company reconsidered its relationship with Viryd during the six months ended June 30, 2010. The Company considered the significant activities of Viryd and determined that neither the ownership interests of certain related parties of the Company (“related party group”) that were considered as the Company’s own interests nor the Company itself within the related party group has control or the ability to direct the activities of Viryd that most significantly impact Viryd’s economic performance. In addition, the license arrangement between Viryd and the Company does not provide the Company or the related party group with the power to direct the activities of Viryd that most significantly impact Viryd’s economic performance. Therefore, the conclusions that neither the related party group nor the Company itself would be the primary beneficiary and would not be required to consolidate the VIE did not change as a result of the adoption of ASU 2009-17 for the six months ended June 30, 2010. The Company has not entered into any guarantees or other financial arrangements with Viryd and, as of June 30, 2010, the receivable balance of $24,000 is the maximum exposure of loss for the Company.

Professional Services Agreement with Related Party

In February 2009, the Company entered into a professional services agreement, for a term of one year unless terminated earlier, with an entity affiliated with a member of the Company’s board of directors. This agreement provides for payment of a fee plus approved expenses for product development and manufacturing consulting services provided onsite at the Company’s facilities. During the six months ended June 30, 2009 and 2010, the Company paid this affiliated entity $0 and $28,000, which was recognized as consulting expense within selling, general and administrative expenses in the consolidated statements of operations.

Manufacturing Supply Agreement

Effective January 30, 2010, the Company and Tri Star Group (Tri Star) entered into a manufacturing supply agreement under which Tri Star will manufacture the next generation bicycle transmission on a contract basis and will participate with the Company in the sale of the next generation bicycle transmission in China. The term of the agreement shall commence on the effective date and continue until the earlier of (a) five years after the date (July 15, 2010) that Tri Star shipped the first volume production product intended for customers under confirmed purchase orders; and (b) 66 months after the effective date, unless terminated earlier. Tri Star will provide the manufacturing facility and general purpose equipment, Tri Star and the Company will share the cost of tooling, and the Company will bear the cost of dedicated special purpose equipment needed for assembly of the product. The Company has issued a blanket purchase order in the range of $8,000,000 to $12,000,000 for forecasted production requirements from May 2010 through August 2011. Regular orders against this blanket purchase order will be provided to Tri Star based on orders received and forecasted demand. The Company has submitted approximately $207,000 in purchase orders against this blanket purchase order as of June 30, 2010.

Consulting Agreement

In January 2010, the Company entered into a two year consulting agreement with Advanced Strategic Leadership Limited (ASL), an unrelated Shanghai company, under which ASL will provide consulting and market development services in exchange for a monthly fee of $10,000 per month, 2% of net sales procured by ASL each calendar quarter during the term of the agreement, a warrant to purchase 50,000 shares of common stock, and, upon reaching certain performance milestones, contingent warrants to purchase up to 750,000 shares of common stock. Under the consulting agreement, services and deliverables that ASL will provide include a China electric vehicle market analysis and future forecast; support for the establishment of an electric vehicle business; and support for building brand/product introduction.

As provided for in the two year consulting agreement with ASL, the Company issued a warrant to purchase 50,000 shares of common stock at a price of $0.3992 per share. The Company valued the warrant at the issuance date using the Black-Scholes pricing methodology and the following assumptions: fair value of the underlying common stock of $0.26, no dividend yield, expected volatility of 62%, risk-free interest rate of 1.14%, and a term of three years, resulting in a fair value of $1,000 at the date of issuance. The fair value of the warrant is classified as an equity instrument and was recognized as selling, general and administrative expense in the condensed consolidated statements of operations.

As it relates to the contingent warrants to purchase up to 750,000 shares of common stock, the Company will assess the probability of the performance milestones being achieved during the term of the two-year consulting agreement. Accruals of compensation cost for the contingent warrants will be based on the probable outcome of the specific performance milestone and the estimated fair value of the warrants. Compensation cost will be accrued if it is probable that a performance milestone will be achieved and recognized on a straight-line basis over the service period of the milestone. If, after accruing compensation cost, the performance milestone is not met, the Company will reverse any previously recognized compensation cost. The nature of the performance milestones include the achievement of certain sales orders and revenue targets from ASL’s targeted customers, obtaining government funding for certain projects, and the consummation of a strategic deal for a specific application of the technology. During the six months ended June 30, 2010, the Company determined that it is probable that some of the performance milestones will be achieved and, as a result, warrants to purchase 750,000 shares will be issued. The Company valued these warrants using the Black-Scholes pricing methodology and the following assumptions: fair value of the underlying common stock of $0.18, no dividend yield, expected volatility of 83%, risk-free interest rate of 0.77%, and a remaining contractual term of 2.42 years. During the six months ended June 30, 2010, the Company recognized a resultant $22,000 in selling, general and administrative expenses in the consolidated statements of operations.

On August 25, 2010, the Company issued a warrant to purchase 100,000 shares of common stock at a price of $0.3992 per share due to the successful achievement of certain milestones. As such, contingent warrants to purchase up to 650,000 shares of common stock remain available to ASL.

NOTE 10—	SEGMENT INFORMATION

The Company operated in one reportable segment from inception through December 2006 and again after December 2008. Net sales to third parties are attributed to continents based on customer location. Geographic information about revenues is summarized as follows (in thousands, except percentage data):

	Six Months Ended June 30,
	2009	%	2010	%

Revenues:
North America	$528	79%	$434	94%
Europe	134	20%	21	5%
Other	10	1%	5	1%

	$672	100%	$460	100%

During the six months ended June 30, 2009 and 2010, revenues to external customers exceeded 10% of total revenues, as follows (in thousands, except percentage data):

	Six Months Ended June 30,
	2009	%	2010	%

Revenues from external customers:
Customer A	$–	–	$227	49%
Customer B	115	17%	–	–
Customer C	104	15%	–	–
Customer D	53	8%	–	–
Related party revenues	286	43%	191	42%
All other customers	114	17%	42	9%

	$672	100%	$460	100%

NOTE 11—	SUBSEQUENT EVENT

In August 2010, the Company amended and restated its certificate of incorporation to authorize the Company to issue up to 21,834,000 shares of Series E Redeemable Convertible Preferred Stock (Series E Preferred Stock) with a par value of $0.001 per share and up to 250,000,000 shares of common stock with a par value of $0.001 per share. Terms relating to conversion, dividends, and liquidation preference were also amended to include the Series E Preferred Stock. In addition, in August 2010, the Company closed a private placement of Series E Preferred Stock and issued 6,550,000 shares at a price of $0.9160 per share in exchange for aggregate gross proceeds of $6,000,000. This private placement included the sale of 4,367,000 shares of Series E Preferred with aggregate proceeds of $4,000,000 to 10% or greater stockholders and directors. The Series E Preferred Stock will be classified as temporary equity in the consolidated balance sheets.

Conversion

Holders of preferred stock have both optional and automatic conversion rights. Each share of Series A, B, and C Preferred Stock (Junior Preferred Stock) and each share of Series D and Series E Preferred Stock (Senior Preferred Stock) is immediately convertible at the holder’s option into shares of common stock based on the original issuance price divided by the applicable conversion price (Conversion Price). The Conversion Price for each share of preferred stock is subject to proportional adjustments for certain dilutive issuances, splits, and combinations and other recapitalizations or reorganizations. Conversion of each share of preferred stock is automatic in the event of a public offering of the Company’s common stock meeting certain specified criteria including aggregate net proceeds to the Company of at least $20 million or a reverse take-over of a company listed, or that obtains a listing, on an internationally recognized securities exchange conducted contemporaneously with or immediately followed by a minimum $20 million equity financing (Qualifying Event). In addition, conversion of each share of preferred stock is automatic upon the vote or election to convert by the holders of at least 60% of the outstanding shares of the Senior Preferred Stock and a majority of the outstanding shares of Junior Preferred Stock, voting collectively and not as separate series. Further, all accrued and unpaid dividends at the time of conversion, for either optional or automatic conversion, shall be converted into common stock at the Conversion Price.

The initial Series E Conversion Price, subject to adjustment for certain dilutive issuances is $0.9160. The Series E Conversion Price is subject to further adjustment in the event of a merger, reorganization, consolidation or similar transaction, or sale or transfer of substantially all assets of the Company (Change in Control Transaction) or a Qualifying Event. In the event of a Change in Control Transaction, the Series E Conversion Price will be an amount equal to the lesser of (A) a 20% discount to the price per share payable with respect to one share of common stock by the person(s) acquiring control, and (B) a per share price equal to $120 million divided by the total number of outstanding shares of common stock outstanding or deemed to be outstanding immediately prior to the Change in Control Transaction. In the event of a Qualifying Event, the Series E Conversion Price will be an amount equal to the lesser of (A) a 20% discount to the common stock offering price pursuant to the Qualifying Event, and (B) a per share price equal to $120 million divided by the total number of outstanding shares of common stock outstanding or deemed to be outstanding immediately prior to the Qualifying Event.

Dividends

The holders of the then outstanding Series E Preferred Stock shall be entitled to receive dividends at the annual rate of $0.0916 per share (10% of original purchase price). If the Series E Preferred Stock has not been converted to common stock on or prior to the two-year anniversary date of issuance, the annual dividend rate shall increase to $0.11908 per share. Dividends shall accrue on a cumulative annual basis on each share from the date of issuance, whether or not declared. Upon conversion of a share of Series E Preferred Stock into common stock, accumulated dividends shall be converted into common stock at the Conversion Price.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, the holders of Senior Preferred Stock are entitled to receive, on a pari passu basis, prior to any distribution to any other stockholders, an amount equal to $0.9160 per share of Series E Preferred Stock plus all accrued and unpaid dividends thereon and $0.3992 per share of Series D Preferred Stock plus any declared but unpaid dividends. After payment of the full liquidation preference to the holders of Senior Preferred Stock, the remaining assets of the Company legally available for distribution will be distributed ratably to the holders of the Junior Preferred Stock, prior to any distribution to any holders of common stock, at the original issue price of the respective preferred stock series plus any declared but unpaid dividends (Junior Preferred Stock Preference). After full preferential amounts due to the holders of Senior Preferred Stock and holders of the Junior Preferred Stock have been paid, an amount equal to the Junior Preferred Stock Preference shall be distributed ratably among the holders of common stock. After full preferential amounts due to the holders of Senior Preferred Stock, holders of the Junior Preferred Stock, and holders of common stock have been paid, an amount equal to one-half of the Junior Preferred Stock Preference shall be distributed ratably to the holders of Junior Preferred Stock. After full preferential amounts due to the holders of Senior Preferred Stock, holders of the Junior Preferred Stock, and holders of common stock have been paid, any remaining assets of the Company shall be distributed ratably to the holders of common stock and Senior Preferred Stock, on an equal priority, in proportion to the number of shares of common stock then held by the holders of common stock and issuable upon conversion of the shares of Senior Preferred Stock then held by the holders of Senior Preferred Stock.

Redemption

Anytime after August 13, 2012, the Company shall, within 90 days after receipt of a written request from any holder of Series E Preferred Stock for the redemption of all or a specified percentage of such holder’s shares of Series E Preferred Stock, redeem such shares by paying for each share an amount of cash equal to the sum of $0.9160 per share and all accrued and unpaid dividends thereon. If the funds of the Company legally available for redemption of Series E Preferred Stock on the redemption date are insufficient to redeem the total number of shares of Series E Preferred Stock to be redeemed on such date, those funds that are legally available shall be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed. The shares of Series E Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences of the Series E Preferred Stock. At any time thereafter when additional funds are legally available, such funds will immediately be used to redeem the balance of the shares that the Company has become obliged to redeem on the redemption date, which have not yet been redeemed.

* * * * * *

CIBC	Mackie Research Capital

Until          , 2010 (the 25th day after the date of this prospectus), all dealers, whether or not participating in this offering, that effect transactions in these securities may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter in this offering and when selling previously unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this registration statement, other than underwriting discounts and commissions. All amounts shown are estimates except the SEC registration fee and FINRA filing fee. The following expenses will be borne solely by the registrant.

SEC registration fee		$3,565
FINRA filing fee		*
Listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be included by amendment

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law (DGCL) provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering will provide that we will indemnify, to the fullest extend permitted by the DGCL, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to certain exclusions and limitations. Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering will further provide for the advancement of expenses to each of our officers and directors.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will provide that, to the fullest extent permitted by the DGCL, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the DGCL, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

We also intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our charter and bylaws.

In the underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent sales of unregistered securities.

Set forth below is information regarding securities we have issued in the three years preceding the filing of this registration statement that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. No underwriters were involved in any such sales.

  (a) Equity Issuances

•	In August 2010, we sold an aggregate of 6,550,218 shares of our Series E redeemable convertible preferred stock to three accredited investors at a purchase price of $0.9160 per share for aggregate proceeds totaling $6,000,000.

•	On November 16, 2009, we sold an aggregate of 10,020,040 shares of our Series D convertible preferred stock to 29 accredited investors at a purchase price of $0.3992 per share for aggregate proceeds of $4 million.

•	On December 18, 2008, we sold an aggregate of 63,607,402 shares of our Series D convertible preferred stock to 28 accredited investors at a purchase price of $0.3992 per share for total proceeds of

$25.4 million, of which $20.6 million was in cash and $4.8 million was from the conversion of principal and accrued interest on our then outstanding convertible debt.

•	Between November 1, 2005 and August 30, 2006, we sold an aggregate of 3,012,765 shares of our Series C convertible preferred stock to 132 accredited investors at a purchase price of $5.342 per share for aggregate proceeds of $16.1 million, of which 1,583,278 shares were sold in 2005 for aggregate proceeds of approximately $8.5 million and 1,429,487 shares were sold in 2006 for aggregate proceeds of approximately $7.6 million.

  (b) Warrants

•	In March and August 2010, we issued warrants to purchase up to 50,000 and 100,000 shares, respectively, of our common stock to ASL at an exercise price of $0.3992 per share as consideration for China sales representative services to be provided under a consulting agreement, which services we valued at $601 and $5,215, respectively.

•	On December 29, 2009, we issued a warrant to purchase 3,100,753 shares of our common stock to Gary E. Jacobs and Jerri-Ann Jacobs, Trustees of the Jacobs Family Trust Dated November 9, 1999 at an exercise price of $0.3992 per share as consideration for the guarantee by Mr. Jacobs of our credit line with Wells Fargo, which guarantee we valued at $475,740.

•	On November 13, 2009, we issued a warrant to purchase up to 495,316 shares of our common stock to Norm Clarke at an exercise price of $0.3992 per share as consideration for investment banking services rendered, which services we valued at $45,586.

•	On November 13, 2009, we issued a warrant to purchase up to 495,316 shares of our common stock to Kevin Loud at an exercise price of $0.3992 per share as consideration for investment banking services rendered, which services we valued at $45,586.

•	On November 13, 2009, we issued a warrant to purchase up to 438,164 shares of our common stock to WCP Advisors, Inc. at an exercise price of $0.3992 per share as consideration for investment banking services rendered, which services we valued at $40,326.

•	On November 13, 2009, we issued a warrant to purchase up to 211,673 shares of our common stock to Wm.H. MURPHY& Co., Inc., at an exercise price of $0.3992 per share as consideration for investment banking services rendered, which services we valued at $19,481.

•	On November 13, 2009, we issued a warrant to purchase up to 190,506 shares of our common stock to Jay St. Clair at an exercise price of $0.3992 per share as consideration for investment banking services rendered, which services we valued at $17,533.

•	On November 13, 2009, we issued a warrant to purchase up to 190,506 shares of our common stock to Bob Peach at an exercise price of $0.3992 per share as consideration for investment banking services rendered, which services we valued at $17,533.

•	On November 13, 2009, we issued a warrant to purchase up to 95,253 shares of our common stock to Roy Serventi at an exercise price of $0.3992 per share as consideration for investment banking services rendered, which services we valued at $8,767.

  (c) Options under 2004 Stock Plan

•	From the period beginning January 1, 2006 through June 30, 2010, we have granted stock options to purchase an aggregate of 13,594,890 shares of our common stock with exercise prices ranging from $.072 to $1.30 per share, to employees, directors and consultants pursuant to our 2004 Stock Plan. As of June 30, 2010, options to purchase 12,971,571 shares of common stock are issued and outstanding. An aggregate of 269,351 shares of common stock have been issued upon the exercise of stock options for an aggregate consideration of $31,920 as of June 30, 2010. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

The securities described in paragraphs (a) and (b) of this Item 15 were issued in reliance on the exemption provided by Section 4(2) of the Securities Act and, in certain cases, in reliance on Regulation D promulgated thereunder. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

The securities described in paragraph (c) of this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants in reliance on the exemptions provided by either Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act.

All securities described in this Item 15 are deemed restricted securities for purposes of the Securities Act. The instruments representing such issued securities included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

There were no underwriters employed in connection with any of the transactions set forth above.

Item 16.	Exhibits.

  (a) Exhibits.

The following exhibits are filed as part of this registration statement:

Number	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation, as of November 16, 2009**
3.2	Amended and Restated Bylaws, as of December 4, 2008**
3.3	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering*
3.4	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering*
4.1	Specimen of Common Stock Certificate*
4.2	Registration Rights Agreement, dated January 11, 2010, by and among Fallbrook Technologies Inc. and the investors listed therein**
4.3	Common Stock Purchase Warrant issued to WCP Advisors, Inc. on November 13, 2009**
4.4	Common Stock Purchase Warrant issued to Norm Clarke on November 13, 2009**
4.5	Common Stock Purchase Warrant issued to Gary E. Jacobs and Jerri-Ann Jacobs, Trustees of the Jacobs Family Trust on December 29, 2009**
4.6	Common Stock Purchase Warrant issued to Kevin R. Loud on November 13, 2009**
4.7	Common Stock Purchase Warrant issued to Wm. H. Murphy & Co., Inc. on November 13, 2009**
4.8	Common Stock Purchase Warrant issued to Robert Peach on November 13, 2009**
4.9	Common Stock Purchase Warrant issued to Roy Serventi on November 13, 2009**
4.10	Common Stock Purchase Warrant issued to Allen Jay St. Clair on November 13, 2009**
4.11	Common Stock Purchase Warrant issued to Advanced Strategic Leadership Limited (ASL) on March 24, 2010
4.12	Common Stock Purchase Warrant issued to ASL on August 25, 2010
5.1	Opinion of DLA Piper LLP (US)*
10.1	2004 Stock Plan**
10.2	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2004 Stock Plan**
10.4	Engineering Services Agreement by and between Fallbrook Technologies Inc. and The Gates Corporation dated October 7, 2008†**
10.5	Manufacturing License Agreement between Fallbrook Technologies Inc. and Hydro-Gear Limited Partnership dated August 20, 2009†**

Number		Description

10.6		Development Agreement between Fallbrook Technologies Inc. and Hydro-Gear Limited Partnership dated August 20, 2009†**
10.7		License Agreement between Fallbrook Technologies Inc. and Viryd Technologies Inc. dated February 14, 2008†**
10.8		Master Agreement between Viryd Technologies Inc. and Fallbrook Technologies Inc. dated November 25, 2008†**
10.9		Trademark License Agreement between Fallbrook Technologies Inc. and Ashland Inc., by and through its division Valvoline dated January 17, 2006†**
10.10		B35 Manufacturing and Supply Agreement by and between Fallbrook Technologies Inc. and Tri Star Group dated January 30, 2010†**
10.11		Consulting Agreement by and between Fallbrook Technologies Inc. and Advanced Strategic Leadership Limited dated December 1, 2009†**
10	.11.1	Amendment No. 1 to Consulting Agreement by and between Fallbrook Technologies Inc. and Advanced Strategic Leadership Limited dated March 24, 2010†**
10.12		Support Services Agreement between Fallbrook Technologies Inc. and Viryd Technologies Inc. dated February 15, 2008**
10.13		Credit Agreement by and between Fallbrook Technologies Inc. and Wells Fargo Bank, National Association dated March 31, 2007**
10	.13.1	Fifth Amendment to Credit Agreement by and between Fallbrook Technologies Inc. and Wells Fargo Bank, National Association dated March 23, 2010**
10.14		Employment Agreement between Fallbrook Technologies Inc. and William G. Klehm III dated May 3, 2007, as amended January 16, 2008**
10.15		Employment Agreement between Fallbrook Technologies Inc. and Nicole T. Nicks dated April 15, 2008**
10.16		Employment Agreement between Fallbrook Technologies Inc. and Alan M. Nordin dated April 15, 2008**
10.17		Employment Agreement between Fallbrook Technologies Inc. and Robert A. Smithson dated April 15, 2008**
10.18		Employment Agreement between Fallbrook Technologies Inc. and George L. Lowe dated January 22, 2010**
10.19		Form of indemnification agreement for executive officers and directors**
16.1		Letter regarding change in certifying accountant**
21.1		Subsidiaries of the registrant**
23.1		Consent of DLA Piper LLP (US) (included in Exhibit 5.1)*
23.2		Consent of McGladrey & Pullen, LLP
23.3		Consent of Deloitte & Touche LLP
24.1		Power of Attorney (included in signature page)**

*	To be filed by amendment.

**	Previously filed.

†	Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with an asterisk. This exhibit has been filed separately with the Secretary of the SEC without the redaction pursuant to a Confidential Treatment Request under Rule 406 of the Securities Act.

Item 17.	Undertakings.

(a)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)	The undersigned registrant hereby undertakes that:

(i)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on August 27, 2010.

FALLBROOK TECHNOLOGIES INC.

By:	/s/ William G. Klehm III
Name:     William G. Klehm III

Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William G. Klehm III William G. Klehm III	Chairman and Chief Executive Officer (Principal Executive Officer)	August 27, 2010

/s/ Nicole T. Nicks Nicole T. Nicks	Chief Financial Officer and Executive Vice President (Principal Financial and Principal Accounting Officer)	August 27, 2010

* Gary E. Jacobs	Director	August 27, 2010

* Steven E. Parry	Director	August 27, 2010

* Keimpe Keuning	Director	August 27, 2010

* Allan R. Kammerer	Director	August 27, 2010

* Edward L. Mercaldo	Director	August 27, 2010

* Vincenza Sera	Director	August 27, 2010

Signature		Title	Date

* Jeremiah B. Robins		Director	August 27, 2010

*By:	/s/ William G. Klehm III William G. Klehm Attorney-in-Fact

Exhibit index

Number		Description

1.1		Form of Underwriting Agreement*
3.1		Amended and Restated Certificate of Incorporation, as of November 16, 2009**
3.2		Amended and Restated Bylaws, as of December 4, 2008**
3.3		Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering*
3.4		Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering*
4.1		Specimen Common of Stock Certificate*
4.2		Registration Rights Agreement, dated January 11, 2010 by and among Fallbrook Technologies Inc. and the investors listed therein**
4.3		Common Stock Purchase Warrant issued to WCP Advisors, Inc. on November 13, 2009**
4.4		Common Stock Purchase Warrant issued to Norm Clarke on November 13, 2009**
4.5		Common Stock Purchase Warrant issued to Gary E. Jacobs and Jerri-Ann Jacobs, Trustees of the Jacobs Family Trust on December 29, 2009**
4.6		Common Stock Purchase Warrant issued to Kevin R. Loud on November 13, 2009**
4.7		Common Stock Purchase Warrant issued to Wm. H. Murphy & Co., Inc. on November 13, 2009**
4.8		Common Stock Purchase Warrant issued to Robert Peach on November 13, 2009**
4.9		Common Stock Purchase Warrant issued to Roy Serventi on November 13, 2009**
4.10		Common Stock Purchase Warrant issued to Allen Jay St. Clair on November 13, 2009**
4.11		Common Stock Purchase Warrant issued to Advanced Strategic Leadership Limited (ASL) on March 24, 2010
4.12		Common Stock Purchase Warrant issued to ASL on August 25, 2010
5.1		Opinion of DLA Piper LLP (US)*
10.1		2004 Stock Plan**
10.2		Form of Notice of Stock Option Grant and Stock Option Agreement under the 2004 Stock Plan**
10.4		Engineering Services Agreement by and between Fallbrook Technologies Inc. and The Gates Corporation dated October 7, 2008†**
10.5		Manufacturing License Agreement between Fallbrook Technologies Inc. and Hydro-Gear Limited Partnership dated August 20, 2009†**
10.6		Development Agreement between Fallbrook Technologies Inc. and Hydro-Gear Limited Partnership dated August 20, 2009†**
10.7		License Agreement between Fallbrook Technologies Inc. and Viryd Technologies Inc. dated February 14, 2008†**
10.8		Master Agreement between Viryd Technologies Inc. and Fallbrook Technologies Inc. dated November 25, 2008†**
10.9		Trademark License Agreement between Fallbrook Technologies Inc. and Ashland Inc., by and through its division Valvoline dated January 17, 2006†**
10.10		B35 Manufacturing and Supply Agreement by and between Fallbrook Technologies Inc. and Tri Star Group dated January 30, 2010†**
10.11		Consulting Agreement by and between Fallbrook Technologies Inc. and Advanced Strategic Leadership Limited dated December 1, 2009†**
10	.11.1	Amendment No. 1 to Consulting Agreement by and between Fallbrook Technologies Inc. and Advanced Strategic Leadership Limited dated March 24, 2010†**
10.12		Support Services Agreement between Fallbrook Technologies Inc. and Viryd Technologies Inc. dated February 15, 2008**

Number		Description

10.13		Credit Agreement by and between Fallbrook Technologies Inc. and Wells Fargo Bank, National Association dated March 31, 2007**
10	.13.1	Fifth Amendment to Credit Agreement by and between Fallbrook Technologies Inc. and Wells Fargo Bank, National Association dated March 23, 2010**
10.14		Employment Agreement between Fallbrook Technologies Inc. and William G. Klehm III dated May 3, 2007, as amended January 16, 2008**
10.15		Employment Agreement between Fallbrook Technologies Inc. and Nicole T. Nicks dated April 15, 2008**
10.16		Employment Agreement between Fallbrook Technologies Inc. and Alan M. Nordin dated April 15, 2008**
10.17		Employment Agreement between Fallbrook Technologies Inc. and Robert A. Smithson dated April 15, 2008**
10.18		Employment Agreement between Fallbrook Technologies Inc. and George L. Lowe dated January 22, 2010**
10.19		Form of indemnification agreement for executive officers and directors**
16.1		Letter regarding change in certifying accountant**
21.1		Subsidiaries of the registrant**
23.1		Consent of DLA Piper LLP (US) (included in Exhibit 5.1)*
23.2		Consent of McGladrey & Pullen, LLP
23.3		Consent of Deloitte & Touche LLP
24.1		Power of Attorney (included in signature page)**

*	To be filed by amendment.

**	Previously filed.

†	Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with an asterisk. This exhibit has been filed separately with the Secretary of the SEC without the redaction pursuant to a Confidential Treatment Request under Rule 406 of the Securities Act.